Carso
Global Telecom

02042913

July 10th, 2002.

SUPPL

RECEIVED
JUL 26 2002
164

Securities and Exchange Comissión
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Carso Global Telecom, S.A. de C.V.
File Number: 82-4379

Attached, please find the Spanish version of the following information of Carso Global Telecom, S.A. de C.V., wich was sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), in accordance with Mexican legislation.

- Annual Report for the social year 2001.
- Revelation of the application code of the best applicable corporate practices regarding the board of directors and the stockholders general meeting of Carso Global Telecom, S.A. de C.V., for the social year 2001, with updated information as of 11 june 2002.

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Sincerely,

Lic. Alejandro Escoto Cano
Attorney In Fact

Insurgentes Sur 3500 - P.B. 13, Col. Peña Pobre C.P. 14060, México, D.F., Tel.5325-0586, Fax. 5238-0601

CONSTANCIA SOBRE LA APLICACIÓN DEL CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS QUE SE ACOMPAÑA CON EL CUESTIONARIO DEL ANEXO 2 DE LA CIRCULAR 11-33 EMITIDA POR LA COMISIÓN NACIONAL BANCARIA Y DE VALORES

Ciudad de México, Distrito Federal a 28 de junio de 2002

Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Insurgentes Sur 1971, Torre Sur, Piso 10
Colonia Guadalupe Inn
01020 México, Distrito Federal

Los que suscribimos la presente hacemos constar que hemos revisado el reporte sobre el grado de adhesión al Código de Mejores Prácticas de Carso Global Telecom, S.A. de C.V. de fecha 28 de junio de 2002, el cual fue elaborado con base en la información proporcionada por consejeros y funcionarios de esta sociedad, estando de acuerdo con su contenido.

Atentamente,

Carso Global Telecom, S.A. de C.V.

Jaime Chico Pardo
Vice-Presidente del Consejo de Administración

Rafael Robles Miaja
Secretario del Consejo de Administración

REVELACIÓN DE LA APLICACIÓN DEL

CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS

CON RELACIÓN AL

CONSEJO DE ADMINISTRACIÓN Y A

LA ASAMBLEA GENERAL DE ACCIONISTAS

DE

CARSO GLOBAL TELECOM, S.A. DE C.V., POR EL EJERCICIO SOCIAL DE 2001,

CON INFORMACIÓN AL 31 DE DICIEMBRE DE 2001.

REVELACIÓN DE LA APLICACIÓN DEL CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS CON RELACIÓN AL CONSEJO DE ADMINISTRACIÓN Y A LA ASAMBLEA GENERAL DE ACCIONISTAS DE CARSO GLOBAL TELECOM, S.A. DE C.V., POR EL EJERCICIO SOCIAL DE 2001, CON INFORMACIÓN AL 31 DE DICIEMBRE DE 2001.

GOBIERNO CORPORATIVO DEL EMISOR

CONSEJO DE ADMINISTRACIÓN

i) Sobre las Funciones del Consejo de Administración (ver sección I, Principio 1)

En esta sección se deberá comentar acerca de la función que tiene el Consejo de Administración dentro de la sociedad, exponiendo cuál es la visión del Consejo y cómo es que encaja dentro del proceso administrativo. Dentro de este marco general, se debe dar una descripción acerca de las funciones específicas que realiza el Consejo, indicando por qué las considera importantes y necesarias.

El Consejo de Administración, como órgano colegiado, lleva a cabo la representación de la sociedad y la dirección de los negocios previstos en el objeto social, dentro de los límites previstos en los propios estatutos sociales.

Para lograr dicho propósito, la visión que tiene el Consejo de Administración es la de buscar que en todo momento la sociedad cuente con una administración diligente y lleve a cabo todos los actos necesarios para cumplir con su objeto social. En este caso, para llevar a cabo dicha labor de representación de la sociedad, el Consejo de Administración otorga diversos poderes tanto a funcionarios como a terceras personas, los cuales permiten una operación más flexible por parte de la sociedad, mediante la cual se logra el cumplimiento del objeto social.

Dentro del proceso administrativo de la sociedad, el Consejo de Administración está muy involucrado en las operaciones de importancia de la misma, las cuales son conocidas y analizadas por el Consejo de Administración, con anticipación suficiente, a efecto de que pueda tomar las resoluciones más apropiadas para la correcta administración de la sociedad, contando con la información suficiente y necesaria para la correcta conducción del negocio social.

Es importante señalar que la operación diaria de las subsidiarias de la sociedad está encomendada a su equipo directivo, sin embargo, dicho equipo cuenta con el apoyo, soporte y supervisión del Consejo de Administración, el cual entre otros aspectos, está encargado de definir la visión estratégica de la sociedad y sus subsidiarias. La mayoría de los miembros del Consejo de Administración no están involucrados en la operación diaria de la sociedad y son personas altamente reconocidas en diversos campos de la actividad empresarial tanto en México como en el extranjero, por lo que cuentan con una visión amplia e independiente que no está contaminada o interferida por la operación diaria de las subsidiarias de la sociedad.

Finalmente, se establece que además de las funciones que prevén los diversos ordenamientos legales, el Consejo de Administración cuenta con las siguientes funciones (i) establecer la visión estratégica de la sociedad y de sus subsidiarias, (ii) asegurar que los accionistas y el mercado tengan acceso a la información pública de la sociedad; (iii) establecer mecanismos de control interno; (iv) asegurar que la sociedad cuente con los mecanismos necesarios que permitan comprobar que cumple con las diferentes disposiciones legales que le son aplicables; y (v) evaluar regularmente el desempeño del Director General y de los funcionarios de alto nivel de la sociedad y sus subsidiarias.

ii) Sobre la estructura del Consejo de Administración (Ver sección I, Principios 10, 11 y 14).

En esta sección se deberá comentar acerca de la estructura que tiene el Consejo de Administración. Se deberá señalar si existen órganos intermedios que le auxilien para cumplir sus funciones. Asimismo, se deberá indicar cuántos, cuáles y qué funciones cumplen. En la descripción, también se requiere que se explique cómo es que los órganos intermedios informan al Consejo de sus actividades.

El Consejo de Administración cuenta con una estructura sólida, pero a la vez flexible, que permite la correcta conducción del negocio social, de acuerdo con las necesidades que se presentan en una industria tan dinámica como la relativa al negocio de las telecomunicaciones en general.

La estructura consiste en un órgano colegiado integrado por 6 miembros propietarios y sus respectivos suplentes. Cualquier accionista o grupo de accionistas que representen cuando menos un 10% del total de las acciones tiene derecho a nombrar un consejero.

Los miembros del Consejo de Administración deberán ser en todo tiempo de nacionalidad mexicana. Los Consejeros son elegidos por un año y continuarán en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que hayan sido designados, en tanto las personas nombradas para substituirlos tomen posesión de sus cargos.

Consideramos que el Consejo de Administración de la sociedad es un órgano plural, ya que sus miembros pertenecen a diversas ramas empresariales del más alto nivel, lo cual permite un amplio criterio de opiniones.

La recomendación hecha por el Comité de Mejores Prácticas relativa a que el Consejo de Administración esté integrado por un número que se encuentre entre 5 y 15 consejeros propietarios, se cumple, ya que el consejo de Administración cuenta con 6 miembros propietarios y sus respectivos

suplentes, lo cual permite que en las reuniones del Consejo de Administración se cumpla de manera eficiente el principio recomendado relativo a que se puedan expresar y discutir los puntos de vista de los consejeros.

Por otra parte, el Consejo de Administración de la sociedad, cuenta con Consejeros Independientes, los cuales han sido seleccionados por su experiencia, capacidad y prestigio profesional, y ninguno se encuentra en alguno de los supuestos siguientes (i) ser empleados o directivos de la sociedad; (ii) sin ser empleados o directivos y siendo accionistas de la sociedad, tengan poder de mando sobre los directivos de la misma; (iii) ser asesores de la sociedad o socios o empleados de firmas que funjan como asesores o consultores de la sociedad o sus afiliadas y que sus ingresos dependan significativamente de esta relación contractual; (iv) ser clientes, proveedores, deudores o acreedores de la sociedad o socios o empleados de una sociedad que sea cliente, proveedor, deudor o acreedor importante; (v) ser empleados de una fundación, universidad, asociación civil o sociedad civil que reciba donativos importantes de la sociedad; (vi) ser Director General o funcionario de alto nivel de una sociedad en cuyo consejo de administración participe el Director General o un funcionario de alto nivel de la sociedad; y (vii) ser parientes de alguna de las personas mencionadas en los incisos (i) a (vi) anteriores.

El Consejo de Administración de la sociedad cuenta con Consejeros Patrimoniales, los cuales tienen una tenencia significativa en el capital de la sociedad. Debido a su participación en el capital social, mantienen un monitoreo permanente sobre su inversión, por lo que buscan en todo momento el beneficio de la sociedad.

En virtud de lo anterior, los consejeros independientes y patrimoniales conjuntamente constituyen más del 50% del Consejo de Administración y los consejeros independientes representen aproximadamente el 50% del total de consejeros.
Respecto a la información del perfil y categoría de los miembros que integran el Consejo de Administración, la sociedad proporciona dicha información al mercado a través de diversos documentos los cuales se encuentran a disposición del público inversionista tanto nacional como extranjero.

Sobre la Integración del Consejo de administración	SI	NO	Comentarios
1) ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (Principio 2)	X		
2) *¿Existen únicamente consejeros propietarios? (Principio 3)		X	La Ley del Mercado de Valores exige Consejeros Suplentes.
3) ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3)		X	
4) ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3)		X	Se pretende implementar en el futuro.
5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración (Principio 7)	X		

6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7)	X		
7) ¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8)		X	
8) ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8)		X	
9) ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9).	X		

* En caso de responder afirmativamente a esta pregunta, se deberá responder "NO APLICA" para las preguntas 3) y 4) siguientes en la columna de comentarios.

Sobre la Estructura del Consejo de Administración	SI	NO	Comentarios
10) ¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10)	X		
11) ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (Principio 12)		X	
12) ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (Principio 13)	X		A la fecha únicamente se ha constituido el Comité de Auditoría.
13) ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (Principio 16)	X		A la fecha únicamente se ha constituido el Comité de Auditoría.
14) ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (Principio 17)	X		

Sobre la Operación del Consejo de Administración	SI	NO	Comentarios
15) ¿El Consejo de Administración se reúne al menos 4 veces al año? (Principio 18)	X		
16) ¿Cuándo menos una de las reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazo de la sociedad? (Principio 18)	X		
17) ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (Principio 19)	X		
18) ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (Principio 20)	X		En el supuesto de que los consejeros no llegaren a recibir la información necesaria con cuando menos 5 días hábiles de anticipación y existiere algún asunto estratégico, el Presidente del Consejo, o el Director General, o el Secretario del Consejo.

			según el caso, lo comentarían previamente con cada uno de los consejeros, o bien circularían la información necesaria para que en la sesión correspondiente pudieran comentar y adoptar una decisión.
19) *¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aun cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (Principio 20)	X		En el supuesto de que los consejeros no llegaren a recibir la información necesaria con cuando menos 5 días hábiles de anticipación y existiere algún asunto estratégico, el Presidente del Consejo, o el *Director General, o el* Secretario del Consejo, según el caso, lo comentarían previamente con cada uno de los consejeros, o bien circularían la información necesaria para que en la sesión correspondiente pudieran comentar y adoptar una decisión.
20) *¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (Principio 21)	X		Se le da la bienvenida al nuevo Consejero, se le explican sus responsabilidades y se comenta la situación general de la compañía.

Sobre los Deberes de los Consejeros	SI	NO	Comentarios
21) ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se	X		

deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (Principio 22)			
22) ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (Principio 23)	X		
23) ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales? (Principio 23)	X		La política existente prevé que no se pueden utilizar por los consejeros los activos de la Sociedad para cuestiones personales. De presentarse el caso se cobrarían las contraprestaciones correspondientes a precio de mercado.
24) *¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24)	X		Se tiene un alto grado de asistencia de los miembros del Consejo por lo que la asistencia es nutrida.
25) *¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25)	X		Los consejeros son informados del carácter reservado de toda la información que se trata en las Sesiones.
26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)	X		Todos los suplentes son invitados a todas las sesiones del Consejo
27) ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27)	X		De tiempo en tiempo la mayoría de los altos ejecutivos de las subsidiarias de la empresa asisten a las sesiones del Consejo y participan activamente.

* En el caso de que se responda afirmativamente a estas preguntas, se deberá ampliar la respuesta en la columna de comentarios.

FUNCIÓN DE COMPENSACIÓN Y EVALUACIÓN

iii) Sobre la Función de Evaluación y Compensación (ver sección II, Principio 28)

En esta sección se deberá comentar cómo se maneja la Evaluación y Compensación del director General y de los funcionarios de alto nivel describiendo los procesos que se utilizan para cumplir con dichas funciones.

Respecto de las áreas de evaluación y compensación; auditoría; y finanzas y planeación, el Consejo cuenta con mecanismos que garantizan una adecuada toma de decisiones en dichas áreas.

La sociedad ya creo el Comité de Auditoría y está en proceso de crear el (i) Comité Ejecutivo; (ii) Comité de Evaluación y Compensación; y (iii) Comité de Finanzas y Planeación.

Sobre la Operación del órgano que cumple con la función de Evaluación y Compensación	SI	NO	Comentarios
28) ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (Principio 29)		X	A la fecha no es aplicable a la compañía toda vez que esta es una controladora pura que no tiene empleados.
29) ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30)	X		A la fecha no es aplicable a la compañía toda vez que ésta es una controladora pura que no tiene empleados.

FUNCIÓN DE AUDITORIA

iv) Sobre la Función de Auditoría (ver sección III, Principios 31, 37, 38, 40)

En esta sección se deberá comentar cómo se cumple con la función de Auditoría describiendo los procesos que se utilizan para cumplir con dichas funciones. En específico, se debe describir cómo es que el órgano intermedio interactúa con el Consejo en relación a las prácticas contables de la sociedad y a los mecanismos que tiene para asegurar una buena calidad en la información financiera.

La sociedad es una controlador a pura y las funciones de finanzas y planeación se llevan a cabo al nivel de sus subsidiarias. La sociedad cuenta con una prestadora de servicios que es la encargada de la coordinación del proceso de auditoría entre el auditor externo, el interno y el Comisario. Dicha prestadora tiene entre sus funciones (i) recomendar al Consejo de Administración los candidatos para auditores externos de la sociedad; (ii) recomendar al Consejo las condiciones de contratación y el alcance de los mandatos profesionales de los auditores externos; (iii) apoyar al Consejo de Administración supervisando el cumplimiento de los contratos de auditoría; (iv) servir de canal de comunicación entre el Consejo de Administración y los auditores externos, así como asegurar la independencia y objetividad de estos últimos; (v) revisar el programa de trabajo, las cartas de observaciones y los reportes de auditoría e informar al Consejo de Administración sobre los resultados; (vi) recomendar al Consejo las bases para la preparación de la información financiera; (vii) auxiliar al Consejo mediante la revisión de la información financiera y su proceso de emisión; (viii) contribuir en la definición de los lineamientos generales del sistema de control interno y evaluar su efectividad; (ix) auxiliar al Consejo en la coordinación y evaluación de los programas anuales de auditoría interna; (x) coordinar las labores del auditor externo, interno y Comisario; y (xi) verificar que se cuenten con los mecanismos necesarios de manera que se permita comprobar que la sociedad cumple con las diferentes disposiciones a las que está sujeta.

En el proceso de selección de los auditores, se toma en cuenta, tanto la capacidad técnica de los auditores como su independencia.
La sociedad procura una rotación en la persona encargada de dictaminar los estados financieros.

El Consejo de Administración, se apoya en las estructuras internas de las subsidiarias de la sociedad, por lo que la auditoría interna constituye una herramienta de apoyo para la administración de la sociedad y sus subsidiarias que les permite valorar la información financiera que se genera, así como la efectividad de los controles internos. Para tales efectos, las subsidiarias de la sociedad cuentan con un área de auditoría interna, la cual informa al Consejo de Administración las políticas contables para la preparación de información financiera de la sociedad y sus subsidiarias.

Sobre la Selección de los Auditores	SI	NO	Comentarios
30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos	X		

encargados? (Principio 32)			
31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 34)	X		
32) ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34)	X		
33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35)		X	
Sobre la Información Financiera			
34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36)	X		
35) ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (Principio 37)	X		
36) ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (Principio 39)	X		
Sobre los Controles Internos			
37) ¿Existe un sistema de control interno? (Principio 41)	X		
38) ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (Principio 41)		X	
39) ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (Principio 42)	X		
40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (Principio 43)	X		

Revisión del Cumplimiento con Disposiciones	SI	NO	Comentarios
41) ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (Principio 44)	X		
42) ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (Principio 44)	X		
43) ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (Principio 45)	X		

FUNCIÓN DE FINANZAS Y PLANEACIÓN

v) Sobre la Función de Finanzas y Planeación (ver sección IV, Principio 46)

En esta sección se deberá comentar cómo se cumple con las funciones de Finanzas y Planeación describiendo los procesos que se utilizan para cumplir con dichas funciones. En específico, en la descripción se debe exponer la interacción que tiene el órgano intermedio con el Consejo para apoyarlo en las decisiones.

Las subsidiarias de la sociedad cuentan con una dirección de finanzas y administración, la cual, cuenta entre sus funciones con las siguientes: (i) evaluar y, en su caso, sugerir las políticas de inversión de la sociedad y sus subsidiarias propuestas por la dirección general, para posteriormente someterlas a la aprobación del Consejo; (ii) evaluar y, en su caso, sugerir las políticas de financiamiento (capital o deuda) de la sociedad y sus subsidiarias propuestas por la dirección general, para posteriormente someterlas a la aprobación del Consejo; (iii) evaluar y, en su caso, sugerir los lineamientos generales para la determinación de la planeación estratégica de la sociedad y sus subsidiarias; (iv) opinar sobre las premisas del presupuesto anual y proponerlas al Consejo para su aprobación; (v) dar seguimiento a la aplicación del presupuesto y del plan estratégico de la sociedad y sus subsidiarias; e (vi) identificar los factores de riesgo a los que están sujetas la sociedad y sus subsidiarias y evaluar las políticas para su administración.

El Director del Área de Administración y Finanzas se encarga de presentar al Consejo de Administración una evaluación sobre la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad y sus subsidiarias. Las subsidiarias de la sociedad cuentan con políticas de inversión y financiamiento a largo plazo, las cuales son definidas considerando la visión estratégica de las subsidiarias de la sociedad.

Sobre la Operación del órgano intermedio que se encarga de la función de Finanzas y Planeación	SI	NO	Comentarios
44) ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio 47)		X	Esta función la realiza el Consejo de Administración.
45) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (Principio 48)		X	Esta función la realiza el Consejo de Administración.
46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49)		X	Esta función la realiza el Consejo de Administración.
47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (Principio 50)		X	Esta función la realiza el Consejo de Administración.

vi) Pregunta Opcional

Si se cuenta con prácticas de gobierno corporativo adicionales a las recomendadas por el Código de Mejores Prácticas Corporativas, en esta sección se da la opción para que la emisora las de a conocer.

NO APLICA

II. En esta parte se contiene un cuestionario en relación con la Asamblea General de Accionistas.

1). *Las preguntas presentadas en este formato deberán contestarse de forma afirmativa o negativa con una "X" en la columna correspondiente.*

2). *En los casos en que la respuesta sea negativa (y por excepción en los casos de las preguntas 1 y 2 con respuesta afirmativa), el emisor podrá indicar por qué no cumple con el principio recomendado y, en su caso, si cuenta con un mecanismo alterno al sugerido. En estos casos, las respuestas deberán presentarse en la columna de comentarios exponiendo de forma clara las prácticas de gobierno corporativo que sigue la sociedad.*

3) *Las preguntas hacen referencia a una sección específica del Código de Mejores Prácticas Corporativas, a fin de contextualizar el sentido de la pregunta.*

CUESTIONARIO SOBRE LA ASAMBLEA GENERAL DE ACCIONISTAS

DERECHOS DE ACCIONISTAS (ver sección V)

i) Sobre la información y Orden del Día de la Asamblea de Accionistas	SI	NO	Comentarios
1) ¿Se omitió del Orden del Día de las Asambleas el punto referente a "Asuntos Varios"? (Principio 51)	X		
2) ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51)	X		
3) ¿Toda la información sobre cada punto del Orden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52)	X		
4) ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Orden del Día, para que puedan girar instrucciones a sus mandatarios? (Principio 53)		X	Aunque usualmente los accionistas proporcionan cartas poder con facultades generales para votar y no específicas para cada asunto, si algún accionista desea tener información sobre alternativas de voto, podría acudir a o

			comunicarse con la Sociedad para que se le proporcione lo anterior.
5) ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54)		X	No ha sido solicitado.

ii) Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	SI	NO	Comentarios
6) ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55)	X		Actualmente sólo se ha constituido el Comité de Auditoría
7) ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (Principio 55)	X		Actualmente sólo se ha constituido el Comité de Auditoría
8) ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56)	X		

Ciudad de México, Distrito Federal a 28 de junio de 2002

FILE No. 82-4379

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSTANCIA SOBRE LA APLICACIÓN DEL CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS QUE SE ACOMPAÑA CON EL CUESTIONARIO DEL ANEXO 2 DE LA CIRCULAR 11-33 EMITIDA POR LA COMISIÓN NACIONAL BANCARIA Y DE VALORES

Ciudad de México, Distrito Federal a 28 de junio de 2002

Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Insurgentes Sur 1971, Torre Sur, Piso 10
Colonia Guadalupe Inn
01020 México, Distrito Federal

Los que suscribimos la presente hacemos constar que hemos revisado el reporte sobre el grado de adhesión al Código de Mejores Prácticas de Carso Global Telecom, S.A. de C.V. de fecha 28 de junio de 2002, el cual fue elaborado con base en la información proporcionada por consejeros y funcionarios de esta sociedad, estando de acuerdo con su contenido.

Atentamente,

Carso Global Telecom, S.A. de C.V.

____
Jaime Chico Pardo
Vice-Presidente del Consejo de Administración

____
Rafael Robles Miaja
Secretario del Consejo de Administración

F:\USR\Aborbolla\AMERICA TELECOM\CODIGO MEJORES PRACTICAS\REVELACION CODIGO final.DOC

CARSO GLOBAL TELECOM, S.A. DE C.V.

INSURGENTES SUR # 3500, COL. PEÑA POBRE
MEXICO, D F., C.P. 14060

"INFORME ANUAL QUE SE PRESENTA DE ACUERDO CON LA CIRCULAR 11-33 DE LA COMISIÓN NACIONAL BANCARIA Y DE VALORES PARA EL PERIODO TERMINADO EL 31 DE DICIEMBRE DE 2001"

Clave de cotización: "TELECOM"

Acciones Serie "A-1", ordinarias, nominativas, sin expresión de valor nominal, correspondientes al capital mínimo fijo sin derecho a retiro en circulación al 31 de diciembre de 2001:

3,757.3 Millones Serie "A-1"

Los valores de Carso Global Telecom, S.A. de C.V. se encuentran inscritos en la Sección de Valores del ahora Registro Nacional de Valores, y son objeto de cotización en la Bolsa Mexicana de Valores, S.A. de C.V. La inscripción al Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.

CARSO GLOBAL TELECOM
INFORME ANUAL

I) INFORMACION GENERAL

1) Resumen ejecutivo 3
2) Factores de riesgo 6
3) Otros valores inscritos en el RNV 10
4) Cambios significativos a los derechos de los valores inscritos en el RNV 11
5) Destino de los Fondos 11
6) Incorporación por Referencia 11

II) LA COMPAÑÍA.

1) Historia y Desarrollo del emisor 12
2) Descripcion del negocio 15
   a) Actividad principal 15
   b) Canales de Distribución 16
   c) Patentes, Licencias, Marcas y Otros Contratos 16
   d) Principales Clientes 16
   e) Legislación aplicable y regimen tributario 16
   f) Recursos Humanos 17
   g) Información del mercado 17
   h) Información Financiera por Línea de Negocio 18
   i) Estructura corporativa 19
   j) Descripción de Principales Activos 19
   k) Procesos judiciales, administrativos o arbitrales 19
   l) Acciones representativas del capital social 19
   m) Dividendos 20

III) INFORMACION FINANCIERA

1) Información Financiera Seleccionada 21
2) Comentarios de la Administración 23
   a) Resultados de la Operación 23
   b) Situación Financiera, Liquidez y Recursos de Capital 23

IV) ADMINISTRACION.

1) Estatutos sociales y otros convenios 26
2) Administradores y accionistas 33
3) Auditores 38
4) Operaciones con personas relacionadas y conflicto de intereses 39

V) MERCADO ACCIONARIO

1) Estructura accionaria 40
2) Comportamiento de la acción en el mercado de valores 40

VI) ANEXOS

1) Estados Financieros Dictaminados
2) Carta de Responsabilidad
3) Informe de Teléfonos de México, S.A. de C.V. correspondiente al ejercicio social terminado el 31 de diciembre de 2001, conforme a la Circular 11-33

I. INFORMACION GENERAL

1. Resumen Ejecutivo

Carso Global Telecom, S.A. de C.V. ("Telecom" o la "Compañía") se constituyó el 24 de junio de 1996 como resultado de la escisión de Grupo Carso, S.A. de C.V. ("Grupo Carso" o "Gcarso") acordada en la Asamblea General Extraordinaria de Accionistas de Gcarso celebrada el 30 de abril de 1996, con objeto de separar en Telecom la titularidad de las acciones de Teléfonos de México, S.A. de C.V. ("Telmex") y de otras empresas cuya actividad primordial se desarrollaba en la industria de telecomunicaciones, incluyendo los derechos de diversos contratos de opción de compra y venta sobre "American Depositary Shares" (ADS) que representaban acciones de Telmex.

La Compañía se constituyó con un capital contable de $16'649,046.00 M.N., de los cuales, $5'214,602.00 M.N. correspondieron a su capital social.

La Compañía es una tenedora de acciones pura, por lo tanto, no tiene empleados, por lo que los servicios administrativos se los proporciona ena empresa afiliada. Al 31 de diciembre de 2001, el 61.82% de la acciones con derecho a voto de Telmex eran directa o inderectamente propiedad de la Compañía. Aún cuando la Compañía maneja en forma efectiva a sus subsidiarias a nivel Consejo de Administración, las subsidiarias son operadas en forma independiente por sus propias administraciones.

Prácticamente todas las operaciones de la Compañía son realizadas a través de su subsidiaria Telmex. La posición accionaria de la Compañía en Telmex al 31 de diciembre de 2001 alcanzó 31.4%, al contar con 4,132.9 millones de acciones.

A su vez, la Compañía cuenta con 100 millones de acciones (cinco millones de ADS) en opciones que podrán ser ejercidas en efectivo o en especie, que representa 0.76% del capital de América Móvil a un precio promedio de 20.34 dólares por ADS.

El 25 de julio de 2000, el Consejo de Administración aprobó la fusión en la Compañía de GT2000, S.A. de C.V. ("GT200"), una empresa tenedora de acciones de Telmex y la compañía que había sido escindida de Grupo Financiero Inbursa, S. A. de C.V. El 20 de diciembre de 2000 se completo la fusión, y la Compañía emitió capital adicional a efecto de intercambiar una acción de la serie "A1" de la compañía por 6.83453 acciones de GT2000.

En el mes de septiembre de 2000, Telmex anunció que escindiria el negocio de telefonia celular y la mayoria de sus inversiones internacionales para crear América Móvil a la cual Telmex le transmitió parte de su activo, pasivo y capital, relacionado principalmente con el negocio inalámbrico y diversas inversiones internacionales. El propósito de la escisión, aprobada por el Consejo de Administración de Telmex, fue crear dos compañias con administraciones distintas enfocadas cada una a su negocio, para poder capitalizar de forma rápida y eficiente los retos y oportunidades que pudieran surgir en sus respectivos mercados. Los accionistas de Telmex recibieron un número igual de acciones de América Móvil.

En el mes de Noviembre de 2000 surtió plenos efectos la escisión de Telmex. Una vez que los procesos de registro de América Móvil fueron aprobados por las autoridades Mexicanas y extranjeras, sus acciones serie L, A y ADS empezaron a cotizar en las Bolsas de México, Nueva York y Madrid durante el primer trimestre de 2001.

La Compañía y SBC tenían celebrado un contrato de fideicomiso con Banco Internacional, S.A. Institución de Banca Múltiple, Grupo Financiero Bital, cuyo patrimonio estaba representado por acciones representativas del capital social de Telmex. Dicho contrato se ha dado por terminado por las partes. SBC celebró dos contratos de fideicomiso con Banco Inbursa S. A., Institución de Banca Múltiple, Grupo Financiero Inbursa, a los cuales aportó las acciones representativas del capital social tanto de Telmex como de América Móvil, los cuales siguen vigentes a la fecha. Asimismo a principios del año 2001, la Compañía convirtió acciones de Telmex serie 1 de voto limitado en acciones serie AA.

Con objeto de separar de la Compañía la titularidad de las acciones de América Móvil, cuya actividad primordial se desarrolla en la industria de telefonia inalámbrica y diversas inversiones internacionales, su asamblea general extraordinaria de accionistas celebrada el 30 de noviembre de 2001 acordó la escisión de la Compañía. América Telecom. se constituyó el 5 de diciembre de 2001, y así cada una de estas empresas opera de manera independiente y con capacidad de administrar sus activos.

Con fecha 2 de mayo de 2002, comenzaron a cotizar en la BMV, las acciones representativas del capital social de América Telecom. Con lo anterior, se concluyó el proceso de escisión consistente en la separación de la totalidad de las acciones emitidas por América Móvil, de que la Compañía era tenedora.

Las acciones de América Telecom. y la Compañía, cotizan de manera independiente en la BMV. Al 31 de diciembre de 2001, habiá en circulación 3,757.2 millones de acciones de la compañía representativas de su capital social totalmente susucritas y pagadas.

La información financiera seleccionada a continuación se ha derivado en parte de nuestros estados financieros auditados, que han sido preparados por Mancera, S.C., firma miembro de Ernst & Young International, auditores externos. Se deberá leer la información financiera seleccionada conjuntamente con nuestros estados financieros auditados, información que está dictaminada en su totalidad en base a nuestros estados financieros auditados.

FILE No. 82-4379

CARSO GLOBAL TELECOM, S.A. DE C.V. Y SUBSIDIARIAS
Información Financiera Seleccionada
A Pesos Constantes de Diciembre de 2001 **(Miles de Pesos)**

Conceptos	2001	2000	1999
Ventas Netas	111,037,104	107,216,443	110,857,052
Utilidad Bruta	58,084,829	56,977,174	62,084,930
Utilidad Operativa	41,013,264	39,224,502	40,118,875
Utilidad Neta Mayoritaria	5,908,652	5,990,239	4,676,733
Utilidad por Ación	1.57	1.58	1.24
Inversiones en Activo Fijo	22,944,770	18,457,936	16,478,992
Depreciación y Amortización del Ejercicico	18,973,507	19,568,022	21,926,887
Total de Activos	160,436,397	265,008,433	210,619,111
Total Pasivo Largo Plazo	72,550,944	68,336,247	34,265,700
Rotación Cuentas por Cobrar (días)	58	66	41
Rotación Cuentas por Pagar (días)	0	0	0
Rotación de Inventarios (veces)	95	120	0
Capital Contable Consolidado	42,469,995	108,449,419	128,750,784

Datos Informativos

Resultado Neto del Ejercicio	5,908,652	5,990,239	4,676,733
Promedio Ponderado de Acciones	3,765,800,000	3,784,000,000	3,761,222,168
Utilidad Básica por Acción Ordinaria	1.569	1.583	1.243
Cuentas y Documentos por Cobrar a Clientes	20,594,554	22,441,402	14,563,357
Entre 1.15 de I.V.A.	17,908,308	19,514,263	12,663,789
Ventas del Periodo	111,037,104	107,216,443	110,857,052
Días del Periodo	360	360	360
Promedio Días de Cuentas por Cobrar	58	66	41
Costo de Ventas del Periodo	52,952,275	50,239,269	48,772,121
Inventarios del Periodo	556,776	418,088	0
Promedio Días de Inventario	95	120	0
Adquisición Inmuebles, Planta y Equipo	22,944,770	18,457,936	14,615,314
Incremento en Construcciones en Proceso	0	0	1,863,678
Total Inversiones en Activo Fijo	22,944,770	18,457,936	16,478,992

2. Factores de Riesgo

Telecom y sus subsidiarias están expuestas al cambio estructural de los ajustes económicos y financieros que se viven tanto en el mercado doméstico como en los mercados internacionales.

Los siguientes son los factores de riesgo que la Compañía considera pudieran representar el mayor impacto en ella y en sus resultados de operación y que deben ser considerados por el público inversionista.

Los riesgos e incertidumbres que se describen no son los únicos a los que se enfrenta la Compañía, sin embargo se trata de describir los de mayor importancia, ya que existen otros que también podrían afectar sus operaciones y actividades.

Riesgos Relativos a La Escisión de Telecom

- *La Escisión Cambiará Substancialmente las Operaciones y Situación Financiera.*

Por resolución de la asamblea extraordinaria de accionistas de la Compañía celebrada el 30 de noviembre de 2001, se acordó escindir, entre otros activos y pasivos, la totalidad de las acciones representativas del capital social de América Móvil propiedad de la Compañía. Anteriormente la Compañía era una compañía mas diversificada que lo que es ahora después de la escisión. Las operaciones que mantuvo de manera indirecta consisten en aquellas que lleva a acabo su subsiduiar a Telmex, las cuales son básicamente servicios relacionados con la telefonia fija en México, incluyendo internet y transmisión de datos, y pudieran tener menor posibilidad de crecimiento a futuro que las que se escindieron.

Pasivos Contingentes Relativos a Ciertas Operaciones que serán Transferidas a la Nueva Empresa en la Escisión.

De acuerdo con las leyes mexicanas, Telecom será conjunta y solidariamente responsable por las obligaciones que sean transferidas a la nueva empresa bajo la escisión por un período de tres años contados a partir de la fecha en que se publicó la resolución de escisión. Sin embargo, dicha obligación no es aplicable a ninguna obligación con algún acreedor que hubiera dado su consentimiento expreso liberando a la Compañía de dicha obligación y aprobando la escisión. La Compañía no podra ser liberada de estos compromisos sin el consentimiento de los beneficiarios respectivos. Es intención de la compañía obtener los consentimientos necesarios para liberarse de estos compromisos, pero no se puede garantizar que los beneficiaros deestas obligaciones vaya a otorgar su consentimiento y cuándo lo harían.

Riesgos Relacionados con Nuestros Socios Mayoritarios y la Estructura del Capital

Un mismo Grupo de Control

Al 31de diciembre de 2001, el 61.82% de las acciones con derecho a voto de Telmex eran directa o indirectamente propiedad de la compañía, la cual es controlada por Carlos Slim Helú y miembros de su familia inmediata. La compañía tiene poder efectivo para designar a la mayoria de los miembros de nuestro consejo de administración y determinar el resultado de otras acciones que requieran el voto de los accionistas, excepto en casos muy limitados que requieren el voto de los tenedores de las acciones serie L.

<u>*Tenemos transacciones importantes con compañias afiliadas, particularmente Telmex, que crean conflictos potenciales de interés*</u>

Realizamos operaciones con Telmex, y con algunas otras afiliadas de Gcarso y Grupo Financiero Inbursa, S.A. de C.V. Las operaciones con empresas afiliadas podrían crear potenciales conflictos de intereses. No hemos establecido procedimientos especificos aplicables a las operacioes con empresas afiliadas para protegernos de conflictos de inereses.

Riesgos Relacionados con el desarrollo en México y otros países emergentes

<u>*Las Políticas Gubernamentales y los Desarrollos Económicos en México Pueden Afectar Adversamente Nuestros Resultados de Operación.*</u>

La mayor parte de las operaciones y activos se encuentran en México. Como resultado de ello, nuestras operaciones pueden verse afectadas por la situación general de la economía mexicana, la devaluación del peso, la inflación en México y las altas tasas de interés o los acontecimientos políticos en México.

<u>*México ha experimentado condiciones económicas adversas .*</u>

México experimentó una crisis económica severa posterior a la devaluación del peso en diciembre de 1994. En años recientes las crisis económicas en Asia, Rusia, Brasil y otros mercados emergentes han afectado adversamente la economía mexicana y podrían hacerlo de nuevo.

En 1999, el producto interno bruto de México o PIB se incrementó 3.7% y la inflación fue 12.3%. Para el 2000, el crecimiento del PIB fue de 6.9%, y la inflación disminuyo a 8.9%. el crecimiento del PIB en 2001 fue de 6.7% y la inflación del 4.40%. Una desaceleración en la economía estadounidense, probablemente podría afectar adversamente a la economía mexicana.

Si la economía mexicana cae en una recesión o si la inflación y las tasas de interés se incrementan de manera importante, las operaciones de Telecom, su situación financiera y el resultado de sus operaciones podría verse substancialmente afectados porque la demanda de servicios de telecomunicaciones disminuiría y los consumidores pudieran tener problemas para pagar los servicios que prestan sus subsidiarias.

<u>*Altos niveles de inflación y altas tasas de interés en México podrían afectar desfavorablemente la situación financiera y los resultados de operación.*</u>

México ha experimentado reducción de inflación en años recientes. La tasa anual de inflación, medida por cambios en el Índice Nacional de Precios al Consumidor mexicano fue de 8.9% para el año 2000. La inflación para el 2001 fue de 4.40% . Si la inflación en México no se mantiene sobre las proyecciones del gobierno, la economía mexicana y consecuentemente la situación financiera de la compañía puede verse afectada adversamente. La tasa de interés promedio a 28 días de los Certificados de la Tesorería de la Federación o Cetes durante 2001 fue de 11.3%. Las altas tasas de interés en México pueden incrementar substancialmente los costos de financiamiento y por lo tanto perjudicar la situación financiera y los resultados de la operación de Telecom y sus subsidiarias.

Los eventos políticos en México, incluyendo la reciente transición a una nueva administración presidencial, podrían afectar la política económica mexicana y las operaciones.

Un cambio en la política económica podría tener un efecto adverso sobre la operación, la situación financiera, los prospectos y los resultados de la operación de Telecom y sus subsidiarias. En adición, no podemos predecir el impacto que la nueva administración del Presidente Fox pueda tener en el ambiente regulatorio mexicano

El desarrollo de otras economías emergentes pueden afectar adversamente el negocio ó el precio del mercado de los valores.

Además, el valor de mercado de las acciones de las compañias mexicanas se ve afectado, en diferente medida, por las condiciones económicas y de mercado en otros paises con mercados emergentes. Aunque las condiciones económicas en dichos países pudieran diferir en forma importante de la situación económica de México. Las reacciones de los inversionistas ante sucesos en estos otros países pueden afectar en forma adversa el valor de mercado de los acciones de emisores mexicanos.

El desarrollo de México y su relación con los recientes acontecimientos mundiales

A finales de octubre de 1997, los precios tanto de valores de deuda mexicanos como de valores de capital mexicanos, cayeron substancialmente, precipitados por la brusca caida de las bolsas de valores de los mercados asiáticos. De igual manera, en el segundo semestre de 1998, los precios de las acciones mexicanas se vieron adversamente afectadas por la crisis económicas de Rusia y de Brasil. Finanlmente, a raiz de los atentados terroristas de Estados Unidos del 11 de septiembre de 2001 los mercados observaron drásticas tendencias a la baja. No se puede garantizar que el valor de mercado de nuestros valores no varíe adversamente, debido a sucesos en otros países, especialmente en paises con mercados emergentes.

Riesgos Relacionados con nuestras operaciones en general

Enfrentamos un incremento en competencia.

Nuestros resultados de operaciones se han visto afectados por la apertura de servicio de larga distancia del mercado mexicano a la competencia desde principios de agosto de 1996 y la disponibilidad de interconexión a nuestra red desde el 1 de enero de 1997. Los operadores de la competencia han ganado participación en el mercado de larga distancia, y los precios se han caido constantemente al haberse reducido las tarifas reales e incrementado los descuentos a los clientes. Los efectos de tener competencia han sido particularmente severos en servicios de larga distancia internacional.

La competencia en el servicio local ha empezado a desarrollarse, especialmente a través de los proveedores de servicio inalámbrico desde 1999. Otros operadores que actualmente son operadores de larga distancia y operadores de Celular con PCS y frecuencias fijas inalámbricas también están en el proceso de proporcionar servicio local.

Los efectos de una mayor competencia son sumamente inciertos y dependerán de una gran variedad de factores incluyendo las condiciones de la economia mexicana, nuevas regulaciones, el comportamiento de nuestros clientes y competidores y las medidas que adoptemos.

Nuevas regulaciones podrían perjudicar a nuestras operaciones

Nuestras operaciones están sujetas a extensa regulación y se pueden ver adversamente afectadas por cambios en la ley, regulaciones o política regulatoria. En especial la Comisión Federal de competencia ha determinado que nosotros somos proveedor dominante de algunos servicios de telecomunicaciones y la ley mexicana contempla que las autoridades regulatorias pueden imponer regulaciones adicionales a un proveedor dominante.

Nuestros resultados financieros pueden verse afectados por los cambios en las cuotas de interconexión que cobramos a otros operadores. Cofetel supervisa la negociación y establece e impone en muchos casos, en donde la negociación falla, tarifas de interconexión y aquellas tarifas que han estado sujetas a controversia y litigio.

Además, no podemos predecir el impacto que la administración presidencial de Vicente fox pudiera tener en el ambiente regulatorio de las telecomunicaciones mexicanas. La administración de Fox ha anunciado su intención de estimular la inversión en el sector de telecomunicaciones con reformas a la ley federal de telecomunicaciones, incluyendo planes para proporcionar servicio telefónico universal duplicando en cinco años el nómero actual de líneas telefónicas. No podemos predecir si o cuándo dichos planes nuevos pudieran ser implantados y, de serlo, sus efectos en nuestra operación.

EVENTOS RECIENTES

Escisión de la Compañía y constitución de América Telecom.

El 5 de junio de 2001, la Compañía anunció que comenzariá un proceso tendiente a la escisión de la totalidad de las acciones emitidas por América Móvil, propiedad de la Compañía, para crear una nueva empresa tenedora de acciones.

La escisión estariá sujeta a la aprobación de la Asamblea General de Accionistas de la empresa, asi como de las autoridades correspondientes. El consejo de Administración de la compañía consideró que los negocios de América Móvil enfrentaban ambientes regulatorios y de negocios muy diversos a aquellos de Telmex y además se buscaría mayor flexibilidad en la estructura corporativa de la compañía.

La escisión de la Compañía se acordó en asamblea realizada el 30 de noviembre de 2001, para constituir una nueva sociedad mexicana de nombre América Telecom., S.A. de C.V. que detentaría las acciones de América Móvil, hasta entonces propiedad de la compañía. El objetivo de la escisión fue mejorar la capacidad, tanto de la compañía como de América Telecom., para enfrentar los retos y oportunidades futuras, Así, a partir de diciembre, la inversión principal de la compañía se concretó en Telmex y se complementó con otras inversiones minoritarias, mientras que la inversión principal de América Telecom. se concentró en América Móvil.

Establecer dos empresas públicas distintas por medio de la escisión, tiene beneficios tanto para la compañía como para América Telecom. ya que la administración y las estrategias corporativas se enfocarán mas específicamente en las circustancias propias de cada negocio y cada compañía podrá adoptar una estrategia financiera que refleje sus riesgos particulares y sus rendimientos potenciales.

América Telecom. se contituyó como una sociedad independiente el 5 de diciembre de 2001, la escisión surtio plenos efectos en enero de 2002. La distribución de las acciones de América Telecom. las cuales fueron entregadas a los accionistas, a partir de dicha fecha comenzaron a ser negociadas de forma separada de las acciones de la compañía.

El folleto Informativo requerido por el articulo 14 bis 1 de la ley de Mercado de Valores, relativo a América Telecom. puede ser consultado en la pagina de la BMV , www.bmv.com.mx

Conversión de acciones serie "L" a acciones serie "AA" de Telmex de parte de la Compañia

El 13 de junio de 2001 Telmex y la compañía informaron que la compañía habiá convertido 500 millones de acciones de la serie "L" de voto limitado emitidas por Telmex en acciones comunes de pleno voto de la serie "AA". Como consecuencia de dicho canje. La compañía era tenedor a la fecha de 3,000 millones de acciones de la seria "AA" emitidas por Telmex, que representaban aproximadamente el 64.8% de las acciones comunes de dicha emisora, en los terminos de lo previsto por los estatutos sociales de telmex, la compañía era titular a esa fecha de aproximadamente 46 millones de acciones de la serie "A" y aproximadamente 1,097 millones de acciones de la serie "L", por lo que, su tenencia total en la emisora era de aproximadamente el 30.4% de su capital total y 6[illegible].8% del total de las acciones comunes.

Venta de Prodigy Communications Corp. a Southwestern Bell Communications (SBC)

El 3 de octubre de 2001 la Compañía y Telmex informaron que se habian cumunicado con el comité especial de consejeros independientes de Produgy Communications para informarles su posición en relación con la propuesta de Southwestern Bell Communications (SBC) para la adquisición de las acciones en circulación serie A de Prodigy que no son propiedad de SBC a un precio de adquisición de US $5.45 por accion.

Posteriomente, en el mes de Octubre de 2001, la compañía y Telmex, vendieron a SBC Communications sus acciones en Prodigy a un precio de US $6.60 por acción. La operación representó para la compañía una cantidad en efectivo de alrededor de $275 millones de dólares.

3. Otros Valores Inscritos en el RNV

En el mes de agosto de 1996, Telecom inscribió las acciones representativas de su capital social en la Sección de Valores del entonces Registro Nacional de Valores e Intermediarios ("RNV") a cargo de la Comisión Nacional Bancaria y de Valores ("CNBV") para su cotización en la Bolsa Mexicana de Valores.

Actualmente Telecom tiene inscritos en el RNV los siguientes valores (cifras en miles de pesos):

Líneas de Papel Comercial:

Fecha Autorización	Monto	Vigencia Autorización	Oficio
03-AGO-01	$ 2,000	02-AGO-02	DGE-368-476
03-SEP-01	$ 2,000	29-AGO-02	DGE-437-14022
16-NOV-01	$ 2,000	11-NOV-02	DGE-568-14160
22-DIC-01	$ 2,500	19-DIC-02	DGE-662-15254
13-MAY-02	$ 4,000	08-MAY-03	DGE-245-14545

Asimismo, la compañia tiene inscrito en el RNV el siguiente Programa de Pagarés de Mediano Plazo por un monto de $ 4,000:

Fecha de autorización del Programa:	08-JUN-00
Oficio de autorización del Programa	DGE-168-6175
Primera emisión al amparo del Programa:	$ 1,000
Fecha emisión	20-JUL-00

Telecom ha entregado en forma completa y oportuna en los últimos dos años, los reportes trimestrales y anuales, tanto a la BMV, como a la CNBV, en cumplimiento a la Circular 11-33 expedida por la propia CNBV en virtud de que sus acciones Serie "A-1" están inscritas en la Subsección 'A' de la Sección de Valores del RNV y cotizan en la BMV.

A continuación presentamos las lineas de Papel Comercial, que Telmex, subsidiaria de la compañía, tiene inscritos en el RNV (cifras en miles de pesos)

Fecha de Autorización	Monto	Vigencia Autorización	Oficio
13-JUL-01	$ 8,000	08-JUL-02	DGE-352.429
01-NOV-01	$ 8,000	25-OCT-01	DGE-533-14122
18-ABR-02	$ 10,000	11-ABR-03	DGE-182-10232

Telmex tiene un Programa de Certificados Bursátiles por un monto de $10,000:

Fecha de autorización del programa:	10-OCT-01
Oficio de autorización del programa:	DGE-429-14044
Primera emisión al amparo del programa:	$ 1,000
Fecha de emisión	26-OCT-01
Fecha de vencimiento	26-OCT-07
Segunda emisión al amparo del programa:	$3,250
Fecha de emisión	26-OCT-01
Fecha de vencimiento	26-OCT-07
Tercera emisión al amparo del programa:	$ 1,650
Fecha de emisión	15-Feb-02
Fecha de vencimiento	15-Feb-07
Cuarta emisión al amparo del programa:	$ 850
Fecha de emisión	15-Feb-02
Fecha de vencimiento	10-Feb-05

4. Cambios significativos a los Derechos de Valores Inscritos en el RNV

A la fecha no se ha realizado modificación a los derechos de los valores inscritos en el RNV.

5. Destino de los Fondos

La Compañía ha utilizado los recursos obtenidos de la colocación de valores inscritos en el RNV para fines corporativos de carácter general, incluyendo el financiamiento para compra de acciones y opciones sobre acciones de sus compañías subsidiarias.

6. Incorporación por Referencia

Se incorporan por referencia al presente informe anual como si a la letra se insertasen, los siguientes documentos que han sido previamente presentados a la CNBV y que están disponibles en el sitio de Internet de la BMV (www.bmv.com.mx):

1. Informe Anual de Telmex al 31 de diciembre de 2001, conforme a la Circular 11-33 emitida por la CNBV.

II. LA COMPAÑIA

1. Historia y Desarrollo del Emisor

Denominación

La Compañía es una sociedad anónima de capital variable, debidamente constituida bajo las leyes de México, denominada Carso Global Telecom, S.A. de C.V.

Constitución

La Compañía fue constituida como sociedad anónima de capital variable, de acuerdo a la escritura pública número 107,113 de fecha 24 de junio de 1996 ante la fe del Notado Público No. 20 del Distrito Federal, Licenciado Luis Felipe del Valle Prieto, inscrita en el Registro Público de Comercio del Distrito Federal bajo el Folio Mercantil No. 208,365 de fecha 24 de junio de 1996.

Objeto Social

La Compañía de conformidad con sus estatutos sociales, tiene como objeto, entre otras las siguientes actividades:

- Adquirir interés o participación en otras sociedades mercantiles o civiles, formando parte en su constitución o adquiriendo acciones o participaciones en las ya constituidas, así como enajenar o traspasar tales acciones o participaciones.
- Promover, organizar y administrar toda clase de sociedades mercantiles o civiles.
- Proporcionar a sociedades mercantiles o asociaciones civiles, servicios administrativos, de organización, fiscales, legales, de asesoría y consultoría técnica en material industrial, contable, mercantil, o financiera y en general cualquier clase de asesoría a empresas.
- Suscribir títulos de crédito, aceptados, así como endosados, avalarlos y gravarlos en cualquier forma que sea, sin que dicha actividad se ubique en los supuestos del artículo 49 de la Ley del Mercado de Valores y se realizará en los términos del artículo 99 de la Ley General de Títulos y Operaciones de Crédito, y avalar o garantizar en cualquier forma el cumplimiento de las obligaciones a cargo de las sociedades en las que tenga participación mayoritaria o que pueda ejercitar la facultad de designar la mayoría de los órganos de administración.

Duración

La duración de la Compañía es de noventa y nueve años, contados, a partir del 24 de junio de 1996.

Giro Principal

La Compañía tiene como giro principal, el propio de una compañía controladora pura, sin embargo, sus empresas subsidiarias y afiliadas se dedican principalmente a la industria de las telecomunicaciones.

Domicilio y Teléfonos

Las oficinas principales de la Compañía se encuentran ubicadas en Avenida Insurgentes Sur No. 3500, planta baja, Colonia Peña Pobre, C.P. 14060, México, D.F. El número telefónico de la Compañía es el 52-23-35-79 y 52-23-39-78 .

Historia

La Compañía nació como resultado de la escisión de Gcarso acordada en su asamblea general extraordinaria de accionistas celebrada el 30 de abril de 1996, con objeto de separar en Telecom la titularidad de las acciones de Telmex y de otras empresas cuya actividad primordial se desarrolla en la industria de telecomunicaciones, incluyendo los derechos de diversos contratos de opción de compra y venta de ADS que representan acciones de Telmex y ahora de América Móvil.

Antecedentes de la Adquisición de las Subsidiaras y Asociadas de la Compañía

Gcarso encabezó el consorcio que adquirió una participación controladora en Telmex como resultado de su privatización en 1990. A la fecha de la venta, el capital de Telmex estaba integrado por 4,241.2 millones de acciones, de las cuales el 51% eran Serie "AA" y 49% eran Serie "A". Las acciones Serie "AA" conferían derechos de voto y se cotizaban en la Bolsa Mexicana de Valores. A continuación se muestra la integración de las 2,163 millones de acciones Serie "AA" vendidas al consorcio:

Grupo Carso	12.9%
Southwestern Bell (SBC)	12.5%
France Telecom	12.5%
Diversos Inversionistas Méxicanos	13.1%
Total Consorcio	51.0%

En 1990, todas las acciones Serie "AA" de Telmex se afectaron en fideicomiso. En junio de 1991, como resultado del pago de un dividendo en acciones de Telmex a razón de 1.5 nuevas acciones Serie "L" por cada acción Serie "A" o "AA", el número de acciones en circulación de Telmex se incremento a 10,603 millones, como sigue:

Acciones Serie "AA"	2,163	millones
Acciones Serie "A"	2,078	millones
Acciones Serie "L"	6,362	millones
Total	10,603	millones

En 1995 Gcarso comenzó a adquirir acciones Serie "AA" de diversos inversionistas mexicanos y comenzó a adquirir opciones para comprar acciones comunes de Telmex en el mercado.

El 24 de junio de 1996, con la constitución de Telecom, todas las acciones de Telmex que eran propiedad de Gcarso se transmitieron a Telecom, así como las opciones adquiridas igualmente por Gcarso.

En el mes de septiembre de 2000, Telmex anunció que escindiría el negocio de telefonía celular y la mayoría de sus inversiones internacionales para crear una nueva compañía, América Móvil. El propósito de la escisión, aprobada por el Consejo de Administración de Telmex, fue

crear dos compañías con administraciones distintas enfocadas cada una a su negocio, para poder capitalizar de forma rápida y eficiente los retos y oportunidades que pudieran surgir en sus respectivos mercados. Los accionistas de Telmex recibieron un número igual de acciones de América Móvil.

En el mes de Noviembre de 2000 surtió plenos efectos la escisión de Telmex. Una vez que los procesos de registro de América Móvil fueron aprobados por las autoridades mexicanas y extranjeras, sus acciones serie L, A y ADS empezaron a cotizar en las bolsas de México, Nueva York y Madrid durante el primer trimestre de 2001.

América Móvil se convirtió en el proveedor de servicios inalámbricos más grande de América Latina y en uno de los diez mas grandes del mundo. Esta conformado por el negocio de telefonía celular en México, y la mayoría de las inversiones internacionales que Telmex había realizado durante los últimos años.

En julio de 1998, Telecom y Telmex adquirieron el 20.9% del capital social de Prodigy Communications Corporation (Prodigy), empresa que se dedica a la prestación del servicios de Internet en los Estados Unidos. En febrero de 1999, Prodigy efectuó una colocación pública de 9,200,000 acciones por 129 millones de dólares norteamericanos, aproximadamente. Conjuntamente con la oferta pública, Telmex suscribió y pagó un aumento de capital de Prodigy por el equivalente a 2 millones de acciones.

En junio del 2000, Prodigy alcanzó un acuerdo con SBC Communications Inc. ("SBC") para combinar su base de suscriptores y de operaciones de internet para pequeñas empresas. La alianza estratégica convirtió a Prodigy en el proveedor de servicios de Internet con ancho de banda DSL más grande en los Estados Unidos, y el de mas alto crecimiento en el mercado. Para el cierre del 2000, Prodigy manejaba 2.8 millones de suscriptores, incluyendo 425 mil suscriptores con servicio DSL, consolidándose entre los proveedores de servicios de Internet más importantes en Norteamérica. A partir de julio, SBC mantiene aproximadamente un 43% de tenencia indirecta en Prodigy, tiene 3 lugares en el consejo de administración, y lleva la operación estratégica del negocio. Telecom, por su parte mantiene una participación pasiva y minoritaria en la empresa.

En enero del 2000, Mcleod, una compañía de telefonía local del Oeste Medio de los Estados Unidos, acordó comprar Splitrock, compañía en la que Telecom mantenía una posición minoritaria, con objeto de ofrecer servicios de transmisión de datos en toda la unión americana. El acuerdo contemplaba un intercambio de 0.5347 acciones de Mcleod por cada acción de Splitrock por lo que Telecom se quedó con una inversión pasiva y minoritaria en Mcleod, sin embargo, Telecom fue vendiendo su posición en Mcleod y a la fecha esta ha sido liquidada.

Durante el año 2000, a través de Global Telecom LLC, subsidiaria al 100 % de Telecom, se adquirió a través de compras subsecuentes en el mercado una participación en el capital de Netro, empresa dedicada a ofrecer sistemas inalámbricos inteligentes de banda ancha a proveedores de servicios de comunicaciones a nivel mundial.

AMÉRICA TELECOM

Con objeto de separar de la compañía la titularidad de las acciones de América Móvil, cuya actividad primordial se desarrolla en la industria de telefonia inalámbrica y diversas inversiones internacionales, su asamblea general extraordinaria de accionistas celebrada el 30 de noviembre de 2001 acordó la escisión de la compañía. América Telecom. se constituyo el 5 de diciembre de 2001, y así cada una de estas empresas opera de manera independiente y con capacidad de administrar sus activos.

Con fecha 2 de mayo de 2002, comenzaron a cotizar en la BMV, las acciones representativas del capital social de América Telecom. Con lo anterior, se concluyo el proceso de escisión consistente en la separación de la totalidad de las acciones emitidas por América Móvil, de que la compañía era tenedora.

Compañias Vendidas

Prodigy Communications Corporation (Prodigy)

En octubre de 2001, la Compañía y Telmex llegaron a un acuerdo con SBC para vender su posición accionaria en Prodigy a un precio de US $6.60 por acción. La operación representó para la compañía una cantidad en efectivo de alrededor de doscientos millones de dólares.

Mcleod USA (Splitrock)

En enero del 2000, Mcleod, una compñia de telefonia local del Oeste Medio de los estados Unidos, acordo comprar Splitrock, compañía en la que Telecom. mantenia una posición minoritaria, con objeto de ofrecer servicios de transmisión de datos en toda la unión americana. El acuerdo contemplaba un intercambio de 0.5347 acciones de Mcleod por cada acción de Splitrock por lo que la compañía se quedo con una inversión pasiva y minoritaria en Mcleod, sin embargo, la compañía fue vendiendo su posición en Mcleod y a la fecha esta ha sido liquidada.

2. Descripcion del Negocio

Telecom nació como producto de la escisión en Gcarso en el mes de junio de 1996, con el objeto de separar las actividades relacionadas al sector telecomunicaciones, transmitiendo a una entidad independiente, los activos, pasivos y capital, los derechos fideicomisarios del Fideicomiso sobre las acciones Serie "AA" y acciones Serie "L" de Telmex, y los derechos y obligaciones derivados de diversos contratos de opción de compra y venta sobre acciones de Telmex.

A) Actividad Principal

Telecom es una empresa controladora pura de acciones de otras compañías, principalmente de Telmex, proporcionan servicios de telecomunicaciones a nivel nacional e internacional a clientes residenciales y comerciales que operan en una amplia gama de actividades. Como controladora pura, la Compañía no realiza operaciones propias, todas las operaciones son llevadas a cabo por las subsidiarias de la compañía, principalmente Telmex .

Al 31 de diciembre de 2001, del valor total de mercado de las inversiones de la Compañía, aproximadamente el 99.0% estaba invertido en acciones emitidas por Telmex, por lo que la información de estas se considera relevante para que los inversionistas puedan formarse una opinión informada acerca de los resultados de operación y situación financiera de la Compañía.

Para una descripción detallada de la actividad principal de Telmex, consultar la pagina No. 12 a15 del informe anual de Telmex de acuerdo con la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001 que se incluye como Anexo 3 y forman parte integrante del presente informe como si a la letra se insertasen.

B) Canales de Distribución

Como se ha mencionado, la Compañía es una tenedora pura de acciones, por lo que no realiza actividades operativas de manera directa. Las operaciones son desarrolladas por sus subsidiarias, principalmente por Telmex .

Para una descripción detallada de los Canales de Distribución de Telmex, consultar la pagina No. 12 a 15 del informe anual de Telmex de acuerdo con la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001 que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

C) Patentes, Licencias, Marcas y Otros Contratos

La Compañía directamente no es propietaria de patentes, licenciaso marcas. Sus subsidiarias tienen registradas patentes Licencias y marcas.

Para una descripción detallada de Patentes, Licencias, Marcas y Otros Contratos de Telmex, consultar las paginas No. 12 del informe anual de Telmex de acuerdo con la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001 que se incluyen como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

D) Principales Clientes

La Compañía no tiene clientes directos, los clientes se encuentran al nivel de sus subsidiarias principalmente en Telmex.

Para una descripción detallada de los principales clientes de Telmex, consultar el punto 2. de la pagina No. 12 del informe anual de Telmex de acuerdo con la circular 11-33 de la CNBV, presentado por dicha compañia por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

E) Legislación Aplicable y Régimen Tributario

La Compañía está sujeta al cumplimiento de las leyes, reglamentos y disposiciones aplicables a cualquier sociedad anónima de capital variable, como son el Código de Comercio, la Ley General de Sociedades Mercantiles, la Ley del Mercado de Valores y todas las disposiciones en materia fiscal.

A continuación se encuentra un resumen general de las principales consecuencias de la Ley del Impuesto sobre la Renta y las reglas y reglamentos de la misma, que se encuentran en vigor actualmente, de una inversión en acciones de un tenedor que no es residente en México y que no será tenedor de acciones o del derecho de usufructo sobre el mismo debido al desempeño de un oficio o negocio a través de un establecimiento permanente o base fija en México.

Para fines fiscales en México, una persona física es residente en México si ha establecido su residencia en México, a menos que haya residido en otro país durante más de 183 días, consecutivos o no, en cualquier año calendario y pueda demostrar que se ha hecho residente de este país para fines fiscales, y una personal moral es residente en México si fue constituida en México o está en México la administración principal de su negocio o es en México donde efectivamente se lleva la administración del mismo. Se considera a un ciudadano mexicano como

residente en México a menos que dicha persona pueda demostrar lo contrario. Si se supone que un no residente en México tiene su establecimiento permanente o base fija en México para fines fiscales, todos los ingresos atribuibles a dicho establecimiento permanente o base fija serán gravables en México, de conformidad con las leyes aplicables.

Pago de Dividendos

De acuerdo con la Ley del Impuesto sobre la Renta, los dividendos, ya sean en efectivo o en especie, pagados sobre las acciones serán sujetos a 5% de retención de impuestos sobre el dividendo distribuido, multiplicado por el factor 1.5385, que produce un efecto fiscal neto de aproximadamente 7.7%. De conformidad con las reglas expedidas por la Secretaría de Hacienda y Crédito Público, el factor aplicable para utilidades derivadas de la cuenta de utilidad fiscal neta o CUFIN al 31 de diciembre de 2000, es de 1.515. Una sociedad mexicana no estará sujeta a ningún impuesto si el monto en su cuenta previa de utilidad fiscal neta reinvertida o CUFINRE, que deben tener las sociedades que han elegido diferir una parte de su impuesto sobre la renta y CUFIN, excede el pago de dividendos a efectuarse. Sin embargo, las sociedades que han decidido diferir el impuesto sobre la renta tienen que pagar dichos impuestos diferidos aplicándole una tasa del 5% al monto del dividendo multiplicado por un factor de 1.5385. Las sociedades mexicanas deben primero agotar el saldo en su CUFINRE antes de que puedan utilizar los saldos de CUFIN.

Si pagamos dividendos por un monto mayor a nuestro saldo a CUFINRE y CUFIN (que puede generarse en un año cuando las utilidades netas excedan el saldo en dichas cuentas), entonces tendremos que pagar 35% de impuesto sobre la renta sobre un monto igual al producto de la porción del monto piramidado que exceda dicho saldo multiplicado por 1.5385.

F) Recursos Humanos

La Compañía, por ser una controladora pura, no tiene empleados, sin embargo a través de sus subsidiarias, contaba al fin del año 2001 con más de 67,500 empleos, de los cuales, el 19% son funcionarios y empleados, todos de confianza. El 81% del total del personal son obreros, todos sindicalizados.

Para una descripción detallada de los principales aspectos sobre los empleados de Telmex, consultar la pagina No. 50 del informe anual de Telmex de acuerdo con la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluyen como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

G) Información del Mercado y ventajas Competitivas

La Compañía es un controladora pura, cuya inversión fundamental está orientada al sector de telecomunicaciones. Durante el año 2001 se evidenciaron cambios estructurales en la industria de las telecomunicaciones en México y a nivel global, convirtiendo a este sector en uno de los mas dinámicos dentro de la economía mundial. Dentro de un entorno sumamente competitivo, Telecom y sus subsidiarias tomaron las medidas necesarias para mantener su posición de liderazgo en el mercado doméstico, y también para posicionarse como participantes de primer nivel en sus respectivos mercados.

Respecto a su competencia y, como controladora pura, existen grupos que se han formado y canalizado a la inversión en el sector de las telecomunicaciones pertenecientes al mismo ramo, tales como Alestra, S. de R.L. de C.V. (sociedad del Grupo Alfa, Bancomer y AT&T) y Avantel, S.A. (sociedad de Grupo Financiero Banamex-Accival y MCI), principalmente.

Para una descripción detallada de los principales aspectos sobre la Información del Mercado de Telmex, consultar el punto 2 de la pagina No. 12 del informe anual de Telmex de acuerdo con al circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001 que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

H) Información Financiera por Línea de Negocio

La Compañía a través de Telmex, opera principalmente en los siguientes segmentos: servicio local, larga distancia y celular. El segmento de servicio de telefonía local corresponde al servicio local fijo alámbrico. El segmento de larga distancia, incluye tanto el servicio nacional como el internacional, excluyendo la larga distancia proveniente de la telefonía pública, rural y circuitos privados; el segmento celular representa el servicio de telefonía móvil e incluye servicios locales y de larga distancia. A continuación se encuentra una tabla que muestra los ingresos obtenidos por la operación de las principales ramas de negocio de Telmex .

(Cifras en millones de pesos de poder adquisitivo al 31 de diciembre de 2001

	Servicio Local	Larga Distancia	Otros, ajustes y eliminaciones	Total consolidado
31 de diciembre de 2001				
Ingresos:				
Ingresos externos	$ 70,099	$ 25,385	$ 15,483	$110,967
Ingresos intersegmentos	9,782		(9,782)	
Depreciación y amortización	11,850	2,095	3,314	17,259
Utilidad de operación	27,826	9,118	5,648	42,592
Activos por segmentos	172,504	33,486	30,510	236,500
31 de diciembre de 2000				
Ingresos:				
Ingresos externos	64,674	27,058	14,825	106,557
Ingresos intersegmentos	14,484		(14,484)	
Depreciación y amortización	13,061	2,181	2,431	17,673
Utilidad de operación	30,501	6,526	4,424	41,451
Activos por segmentos	171,641	31,431	28,319	231,391

I) Estructura Corporativa

Telecom es una sociedad controladora pura, y tiene subsidiarias y afiliadas, con participación directa e indirecta en las mismas. El siguiente esquema muestra las princpales subsidiarias de la Compañía al 31 de diciembre de 2001.


CARSO GLOBAL TELECOM
99.99%
MULTIMEDIA CORPORATIVO, S.A. DE C.V
31.60%
TELEFONOS DE MEXICO, S.A. DE C
99.99%
EMPRESAS Y CONTROLES EN COMUNICACIONES S.A DE C.V.
27 SUBSIDIARIAS Y 5 ASOCIADA
99.99%
GLOBAL TELECOM, LLC

J) Descripción de Principales Activos

En virtud de lo anterior, los principales activos de la Compañía son acciones de Telmex, según se describe a continuación. Aproximadamente el 99% de los activos totales de la Compañía se encuentran en las acciones representativas del capital social de Telmex.

Para una descripción detallada de los Principales Activos de Telmex, consultar las paginas No.22 del informe anual de Telmex de acuerdo con al circular 11-33 de la CNBV, presentado por dichas compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

K) Procesos judiciales, administrativos o arbitrales

La compañía, a nivel controladora, no tiene pendiente a la fecha, ningún proceso judicial, administrativo o arbitral.

Para una descripción detallada de los Procesos judiciales, administrativos o arbitrales de Telmex, consultar la pagina No. 56 del informe anual de Telmex de acuerdo con la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexos 3 y forma parte integrante del presente informe como si a la letra se insertasen.

L) Acciones representativas del capital social

El capital social pagado de la Compañía asciende a la cantidad de $1,264,141,682.22 pesos M.N., considerando las acciones recompradas por la propia Compañía conforme a lo previsto por el Artículo 14 Bis de la Ley del Mercado de Valores. Dicho capital se encuentra representado por 3,757,265,966 acciones Serie "A-1", ordinarias, nominativas, sin expresión de valor nominal, representativas de la parte mínima fija del capital social.

Desde su constitución en 1996, la Compañía ha incrementado su capital en dos ocasiones. El primer incremento fue resuelto en la asamblea general extraordinaria de accionista de fecha 1 de octubre de 1996, en la que, entre otros puntos, se acordó incrementar la parte mínima fija del capital social en la cantidad de $682,500,000.00 pesos M.N. y al respecto se emitieron 35,000,000 de nuevas acciones de la Serie "A-1". En virtud de lo anterior el capital social quedó establecido en la cantidad de $2,253,057,000.00 pesos M.N., representado por 950,000,000 de acciones de la Serie "A-1". Mediante una asamblea general extraordinaria de accionistas celebrada el 28 de febrero de 2000, se acordó llevar a cabo una división "split" de 4 acciones nuevas serie "A1" por cada una de las anteriores, lo cual surtió efecto el 10 de marzo. Esto representó que de las 950 millones de acciones serie "A1" que se tenían antes de realizar el "split", se incrementaron a 3,800 millones de acciones serie "A1" representativas del capital social de la Compañía. Posteriormente, mediante una asamblea general extraordinaria de accionistas de fecha 29 de noviembre de 2000, se llevo a cabo la fusión de la Compañía, como fusionante, con GT2000, como fusionada, y derivado de dicha fusión, se aumentó el capital social de la Compañía en $88'945,785.81 pesos M.N. y se emitieron 150'015,728 acciones ordinarias de la Serie "A-1" representativas del capital mínimo fijo, las cuales fueron entregadas a los accionistas de GT2000.

En Asamblea General Extraordinaria de Accionistas de Carso Global Telecom., S.A. de C.V., celebrada el 21 de diciembre de 2001, acordó la fusión de Carso Global Telecom., S.A. de C.V. , como compañía fusionante, con Banesci2000, S.A. de C.V. e Inveresci2000, S.A. de C.V., como compañias fusionadas. Derivado de la fusión se emitieron 967 acciones de la serie "A-1" representativas del capital mínimo fijo.

M) Dividendos

En Octubre de 1996 y en Junio de 1997, Telecom pagó dividendos de 80 centavos de peso por acción, respectivamente.

Politica de Dividendos

En la asamblea anual ordinaria de accionistas, el Consejo de Administración presenta los estados financieros de la Compañía por el ejercicio fiscal previo, junto con un reporte sobre los mismos, a los tenedores de acciones para su consideración. Los tenedores de acciones, una vez que han aprobado los estados financieros, determinan la distribución de las utilidades netas de la Compañía, correspondientes al ejercicio anterior. Se requiere por ley que se distribuya el 5% de dichas utilidades netas a una reserva legal, la cual no estará disponible para distribución, hasta que la cantidad de dicha reserva legal sea igual al 20% del capital social nominal de la Compañía (antes de dar efecto a la reexpresión de los mismos en pesos constantes). Las cantidades en exceso de aquellas destinadas al fondo de reserva legal, podrán distribuirse a los demás fondos de reserva que los accionistas determinen, los cuales incluyen una reserva para la recompra de las acciones de la Compañía. El remanente de las utilidades netas, si hubiere, está disponible para distribución en forma de dividendos.

Los tenedores de acciones Serie "A-1", tienen iguales derechos por acción, a percibir dividendos y otras distribuciones, incluyendo cualesquiera distribuciones al momento de liquidación de la Compañía. Las acciones pagadas parcialmente participan en cualquier distribución en la medida en que dichas acciones hayan sido pagadas al momento de la distribución o, si no han sido pagadas, únicamente respecto a la proporción pagada.

Para una descripción detallada de los Dividendos de Telmex, consultar la pagina No. 57 del informe anual de telmex de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado al 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

III. INFORMACION FINANCIERA

1. Información Financiera Seleccionada

Los siguientes comentarios deben ser leídos en conjunto con los estados financieros consolidados y sus notas, incluidas en este informe anual.

Los Principios de Contablidad Generalmente Aceptados en México (los "PCGA" en México) requieren que los estados financieros reconozcan los efectos de la inflación. En especial, (a) los activos no monetarios, incluyendo propiedades, planta y equipo, y el capital contable son reexpresados por los efectos de la inflación, (b) las ganancias y pérdidas en el poder de compra para la tenencia de pasivos o activos monetarios reconocidos en la utilidad, y (c) todos los estados financieros están reexpresados en pesos constantes al 31 de diciembre del año 2001. Desde el 1° de enero de 1997, hemos optado por reexpresar las propiedades, planta y equipo de origen extranjero con base en la tasa de inflación del país de origen y al tipo de cambio en vigor a la fecha del balance general; otros activos fijos están reexpresados con base al INPC en México.

Los estados financieros consolidados incluyen las cuentas de Telmex y Subsidiarias, las compañías operan en el ramo de telecomunicaciones o prestan sus servicios a empresas relacionadas con esta actividad.

Los resultados de la Compañía al cierre de 2001 fueron reestructurados para efectos de comparación, excluyendo los resultados de America Móvil tanto en el año 2001, como en el año 2000. El efecto neto de los resultados de América Móvil se presenta como operaciones escindidas.

Además de Telmex, los estados financieros consolidados adjuntos incluyen las cuentas de las subsidiarias: Multimedia Corporativo, S.A. de C.V. (Multimedia), Global Telecom, LLC. (Global), y Empresas y Controles en Comunicaciones, S.A. de C.V., en las que prácticamente se tiene la totalidad de ls acciones.

Adicionalmente, al 31 de diciembre de 2001 la Compañía tiene una participación accionaria del 34.50 % , en Sinergia Soluciones Integrales de Energia, S.A. de C.V.

El interés minoritario que se muestra en los estados financieros adjuntos, se refiere básicamente a la participación de otros accionistas en Telmex.

Los saldos y operaciones intercompañías importantes han sido eliminados en los estados financieros consolidados.

La siguiente tabla muestra información financiera consolidada seleccionada de la Compañía por los últimos tres ejercicios sociales, la cual deriva de, y debe ser leída junto con los estados financieros auditados de la compañía, los cuales han sido auditados por Mancera, S.C.

FILE No. 82-4379

CARSO GLOBAL TELECOM, S.A. DE C.V. Y SUBSIDIARIAS
Información Financiera Seleccionada
A Pesos Constantes de Diciembre de 2001 **(Miles de Pesos)**

Conceptos	2001	2000	1999
Ventas Netas	111,037,104	107,216,443	110,857,052
Utilidad Bruta	58,084,829	56,977,174	62,084,930
Utilidad Operativa	41,013,264	39,224,502	40,118,875
Utilidad Neta Mayoritaria	5,908,652	5,990,239	4,676,733
Utilidad por Ación	1.57	1.58	1.24
Inversiones en Activo Fijo	22,944,770	18,457,936	16,478,992
Depreciación y Amortización del Ejercicico	18,973,507	19,568,022	21,926,887
Total de Activos	160,436,397	265,008,433	210,619,111
Total Pasivo Largo Plazo	72,550,944	68,336,247	34,265,700
Rotación Cuentas por Cobrar (días)	58	66	41
Rotación Cuentas por Pagar (días)	0	0	0
Rotación de Inventarios (veces)	95	120	0
Capital Contable Consolidado	42,469,995	108,449,419	128,750,784

Datos Informativos

Resultado Neto del Ejercicio	5,908,652	5,990,239	4,676,733
Promedio Ponderado de Acciones	3,765,800,000	3,784,000,000	3,761,222,168
Utilidad Básica por Acción Ordinaria	1.569	1.583	1.243
Cuentas y Documentos por Cobrar a Clientes	20,594,554	22,441,402	14,563,357
Entre 1.15 de I.V.A.	17,908,308	19,514,263	12,663,789
Ventas del Periodo	111,037,104	107,216,443	110,857,052
Días del Periodo	360	360	360
Promedio Días de Cuentas por Cobrar	58	66	41
Costo de Ventas del Periodo	52,952,275	50,239,269	48,772,121
Inventarios del Periodo	556,776	418,088	0
Promedio Días de Inventario	95	120	0
Adquisición Inmuebles, Planta y Equipo	22,944,770	18,457,936	14,615,314
Incremento en Construcciones en Proceso	0	0	1,863,678
Total Inversiones en Activo Fijo	22,944,770	18,457,936	16,478,992

2. Comentarios de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

A) Resultados de la Operación y Financieros

Los ingresos de operación acumulados al cierre de 2001, alcanzaron $ 111,037 millones de pesos, cifra que resulta 3.6% superior a los $ 107,216 millones de pesos registrados el año anterior, los resultados de la compañía al cierre de 2001 fueron reestructurados para efectos de comparación, excluyendo los resultados de América Móvil tanto en el año 2001, como en el año 2000. El efecto neto de los resutados de América Móvil se presenta como operaciones escindidas.

Respecto al servicio local, al finalizar el año 2001, telmex ofrecía servicio a 13.4 millones de líneas, lo que significó un incremento de 10.8% con respecto a 2000. Los servicios digitales contratados crecieron 67.9% en comparación con 2000, alcanzando una penetración de 41.2% de las líneas en servicio. Durante el año 2001, las llamadas locales se incrementaron 3.3% con respecto al 2000, siendo al finalizar el 2001, un total de 25.567 millones de llamadas. Así los ingresos por servicio local alcanzaron $ 52,420 millones de pesos, que representó un incremento de 6.3% contra los $ 49,292 millones del año 2000.

Durante el año 2001, el tráfico de interconexión ascendió a 18,847 millones de minutos, 35.9% superior a 2000, Los ingresos por interconexión ascendieron a $ 14,708 millones de pesos, un 12.5% mas que en el año 2000.

Respecto al servicio de larga distancia, durante el año 2001, el tráfico de larga distancia nacional ascendió a 14,251 millones de minutos, lo que significo un crecimiento de 15.8%. Los ingresos por servicio de larga distancia nacional fueron de $ 28,503 millones de pesos, contra $ 6,737 millones de pesos el año anterior. Los ingresos por servicio de larga distancia internacional, por su parte, mostraron una disminuciónde 20.6% al acumular $ 9,422 millones de pesos contra $ 11,872 millones del año anterior. Esto derivado de que el tráfico de larga distancia internacional mostró un corportamiento negativo como consecuencia, entre otras cosas, de la menor actividad económica mundial acumulando en el año 14,404 millones de minutos, 20.2% menor al de 2000.

La utilidad de operación alcanzó un nivel de $ 41,013 millones de pesos, un crecimiento de 4.6% respecto al año 2000, derivado de un incremento en los costos y gastos de operación que se derivó, entre otros factores, al aumento de sueldos y prestaciones del personal, mayor costo de interconexión generado por la modalidad " el que llama paga" y por la provisión de cuentas incobrables.

El EBITDA alcanzó un nivel de $ 59,987 millones de pesos, que comparado contra los $ 58,792 millones del año anterior, representó un incremento de 2.0%.

Operaciones escindidas

Los activos y pasivos de las operaciones escindidas fueron transferidos a América Telecom. a su valor en libros. El importe del capital contable que se transfirió a América Telecom. en la escisión, representa la diferencia entre los activos y los pasivos transferidos y fue contabilizado como una reducción del capital contable de la compañía al momento de la escisión.

Utilidad Neta

La utilidad antes de interés minoritario registro en el año 2001 $ 21,816 millones de pesos, una disminución de 14.1% respecto al año anterior. La utilidad neta mayoritaria, por su parte, registró un nivel de $ 5,909 millones de pesos, que comparado contra los $ 5,990 millones del año 2000, representó una caída de 1.4%.

B) Situación Financiera, Liquidez y Recursos de Capital

Fuentes internas y externas de liquidez

Las fuentes internas de liquidez provienen de la propia generación de flujo de las subsidiarias de la Compañía, esto es la utilidad antes de financieros, depreciación y amortización, así como de los dividendos y cuotas de administración recibidos de las subsidiarias de la Compañía.

Las fuentes externas de liquidez provienen principalmente de financiamiento bancario a través de líneas a corto o a largo plazo o a través de deuda bursátil de corto plazo como papel comercial o de largo plazo como pagaré a mediano plazo.

Nivel de Endeudamiento

La deuda total de Telecom ascendió en el año 2001 a $82,609 millones de pesos. El nivel de efectivo e inversiones temporales alcanzó $25,094 millones de pesos. La deuda neta, así, alcanzó $57,515 millones de pesos.

La deuda total se integra como sigue:

	Tasas de interés promedio ponderada al 31 de diciembre de		Venci-mientos de	Saldos al 31 De diciembre de			
	2001	2000	**2002 a**		**2001**		2000
Pasivos denominados en Moneda Extranjera:							
Deuda convertible (1)	**4.2%**	4.2%	2004	$	**9,142,300**	$	10,022,087
Bonos (2)	**8.2%**		2006		**13,713,450**		-
Bancos (3)	**3.1%**	7.4%	2011		**26,916,367**		26,945,851
Créditos de proveedores	**3.3%**	7.6%	2022		**2,832,010**		3,884,871
Arrendamiento financiero	**2.9%**	7.2%	2006		**2,527,044**		1,503,621
Gobierno Federal	**2.8%**	7.0%	2006		**164,186**		212,691
Suma					**55,295,357**		42,569,121
Pasivos denominados en moneda nacional:							
Pagarés a mediano plazo (4)	**7.5%**	20.2%	2007		**1,088,230**		9,396,000
Papel comercial	**7.9%**	18%	2002		**17,456,305**		29,807,523
Certificado bursátil	**11.6%**	-	2007		**4,250,000**		-
Bancos	**7.2%**	18.1%	2004		**4,505,403**		10,645,938
Arrendamiento financiero	**8.9%**	19.9%	2004		**13,634**		69,476
Suma					**27,313,572**		49,918,937
Deuda total					**82,608,929**		92,488,058
Menos deuda corto plazo y porción circulante de la deuda a largo plazo					**26,439,948**		50,171,276
Deuda a largo plazo				$	**56,168,981**	$	42,316,782

Para una descripción detallada de la Deuda de Telmex, consultar la pagina No. 42 del informe anual de telmex de acuerdo a la circular 11-33 de la CNBV, presentado por dicha

compañía por el ejercicio social terminado al 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

Políticas que rigen la tesorería

Las principales subsidiarias de Telecom invierten en forma individual sus recursos en base a sus necesidades de flujo de caja, considerando el plazo y el riesgo requerido con el fin de optimizar el ingreso financiero.

El efectivo y las inversiones temporales se mantienen en pesos o en dólares dependiendo de los requerimientos de inversión y de las necesidades de liquidez de cada subsidiaria en base a su flujo de efectivo y de su estructura de deuda.

IV. ADMINISTRACIÓN

1. Estatutos Sociales y Otros Convenios

A continuación se describe cierta información relacionada con el capital social de la Compañía y un breve resumen de algunas disposiciones relevantes de los estatutos sociales y de la legislación aplicable. El resumen antes mencionado no pretende incluir todas las disposiciones estatutarias o legales aplicables y está sujeto por referencia a los estatutos sociales y a la ley aplicable. Los estatutos sociales de la Compañía se encuentran ya debidamente inscritos en el Registro Público de Comercio del Distrito Federal por lo que pueden ser ahí consultados.

General

La Compañía fue constituida el 24 de junio de 1996 como una sociedad anónima de capital variable derivado del proceso de escisión de Gcarso, conforme a lo dispuesto por la Ley General de Sociedades Mercantiles.

El capital social autorizado de la Compañía está representado por 3,935,077,043 acciones Serie "A-1", ordinarias, nominativas, sin expresión de valor nominal, representativas de la parte mínima fija del capital social. La emisión de nuevas acciones representativas de la parte mínima fija del capital social requiere de una modificación a los estatutos sociales de la Compañía mediante la celebración de una asamblea extraordinaria de accionistas. Como una sociedad anónima de capital variable la Compañía requiere tener un capital mínimo fijo y puede tener un capital variable. De conformidad con los estatutos sociales la parte variable del capital social no podrá exceder de 10 veces la parte mínima fija. Por el momento la Compañía no cuenta con acciones representativas de la parte variable del capital social.

Las acciones sólo pueden ser suscritas por inversionistas mexicanos. Las sociedades mexicanas con cláusula de admisión de extranjeros y los extranjeros solamente pueden adquirirlas a través de CPO's emitidos por Banco Inbursa, S.A., Institución de Crédito, Grupo Financiero Inbursa.

Ni la Compañía ni alguna de sus subsidiarias podrán ser propietarias de acciones de la Compañía, no obstante existe la posibilidad de que la Compañía pueda adquirir sus propias acciones en los términos de las disposiciones aplicables.

Registro de Acciones

Las acciones Serie "A-1" están representadas por títulos de acciones que contienen cupones adheridos. La Compañía lleva un registro que conforme a la Ley General de Sociedades Mercantiles, solamente aquellos accionistas inscritos en el registro de acciones serán considerados como accionistas de la Compañía. Los accionistas podrán detentar las acciones en forma física (que junto con las anotaciones correspondientes en el libro de registro evidencian la titularidad de las acciones) o mediante inscripción en entidades financieras con cuenta en el Indeval. La propiedad de las acciones depositadas en el Indeval queda evidenciada en los registros y listas que el Indeval mantiene.

El registro de accionistas será cerrado el día previo a la celebración de la asamblea de accionistas de que se trate conforme a la convocatoria que para tal efecto se publique.

Derechos de Voto y Asambleas de Accionistas

Cada acción de la Serie "A-1" confiere a su titular el derecho a un voto en cualquier asamblea de accionistas de la Compañía. Los accionistas tenedores de acciones cuentan con el derecho de designar a la totalidad de los miembros del Consejo de Administración. El Consejo de

Administración está compuesto actualmente por seis miembros propietarios y seis suplentes y los estatutos sociales de la Compañía establecen que el Consejo de Administración estará compuesto por cuando menos cinco miembros. Cada accionista o grupo de accionistas que representen el 10% de las acciones Serie "A-1" tendrán derecho a designar a un consejero.

Las asambleas generales de accionistas pueden ser ordinarias o extraordinarias. Las asambleas generales extraordinarias son aquellas que se convocan para tratar sobre los asuntos especificados en el artículo 182 de la Ley General de Sociedades Mercantiles y los estatutos sociales, que comprende, principalmente, aumentos y reducciones en la parte fija del capital social y otras modificaciones a los estatutos sociales, liquidación, fusión, transformación de un tipo de sociedad a otra, cambio de nacionalidad y cambio de objeto social. Las asambleas generales que se convocan para considerar todos los demás asuntos, incluyendo la elección de consejeros y comisario, son asambleas ordinarias. La asamblea general ordinaria de accionistas de la Compañía debe celebrarse por lo menos anualmente durante los cuatro meses siguientes al cierre del ejercicio fiscal anterior a fin de considerar ciertos asuntos especificados en el artículo 181 de la Ley General de Sociedades Mercantiles, incluyendo, principalmente, la elección de consejeros y comisario, la aprobación del reporte del Consejo de Administración respecto al desempeño de la Compañía y los estados financieros de la Compañía por el ejercicio fiscal anterior y la distribución de resultados del ejercicio anterior.

Conforme a los estatutos sociales, el quórum en primera convocatoria para una asamblea general ordinaria es de por lo menos la mitad de las acciones Serie "A-1" en circulación y podrán adoptarse resoluciones mediante el voto favorable de la mayoría de las acciones Serie "A-1" presentes. Si no se integra el quórum en primera convocatoria, podrá convocarse una segunda asamblea en la que podrán adoptarse resoluciones mediante el voto favorable de la mayoría de las acciones presentes, independientemente del número de dichas acciones. El quórum en primera convocatoria para una asamblea general extraordinaria o una asamblea especial es el 75% de las acciones en circulación con derechos de voto sobre los asuntos que se discutirán en dicha asamblea extraordinaria o especial. Para considerar validamente adoptada una resolución de una asamblea general extraordinaria, ya sea en primera o ulterior convocatoria, se requiere el voto favorable de los tenedores de por lo menos el mitad de las acciones en circulación con derechos de voto sobre los asuntos que se discutirán en dicha asamblea extraordinaria. Para que una asamblea especial pueda adoptar una resolución, ya sea en primera o posterior convocatoria, se requiere el voto favorable de por lo menos el 50% de las acciones en circulación. Los estatutos sociales requieren la aprobación de los tenedores de por lo menos el 95% de las acciones en circulación de la Compañía y la aprobación de la CNBV para la modificación de la obligación de los accionistas mayoritarios conforme a los estatutos sociales para recomprar acciones y ciertas otras disposiciones en el caso de cancelación de inscripción.

Conforme a la ley, los tenedores del 20% del capital social en circulación de la Compañía podrán oponerse a las resoluciones de las asambleas generales mediante la presentación de una demanda ante un tribunal competente dentro de los 15 días siguientes al cierre de la asamblea en la que se tomó dicha resolución, al mostrar que dicha resolución recusada viola la ley o los estatutos sociales de la Compañía. El derecho de oposición conforme a estas disposiciones únicamente pueden ejercerlo los accionistas (i) que tenían derecho a votar sobre la resolución impugnada; y (ii) cuyas acciones no estaban representadas cuando se tomó la resolución o, en caso de haber estado representadas, votaron en contra de dicha resolución.

Las asambleas de accionistas podrán ser convocadas por el Consejo de Administración, el comisario o cualquier juez competente. Los tenedores del 10% de las acciones en circulación podrán solicitar al Consejo de Administración o al comisario que convoquen una asamblea de accionistas. Además, el Consejo de Administración o el comisario deben convocar una asamblea de accionistas a solicitud escrita de cualquier tenedor de acciones Serie "A-1" si no se ha celebrado una asamblea general ordinaria de accionistas durante dos años consecutivos o si las asambleas de accionistas celebradas durante dicho período no han considerado los asuntos

mencionados en el artículo 181 de la ley General de Sociedades Mercantiles, a los que se ha hecho referencia anteriormente. En caso de no convocarse una asamblea dentro de los 15 días siguientes a la fecha de dicha solicitud, un juez competente podrá solicitar que se convoque dicha asamblea. La convocatoria de las asambleas debe publicarse en el periódico oficial del domicilio de la Compañía o en un periódico de circulación general en el Distrito Federal por lo menos 15 días antes de la fecha fijada para tal asamblea. Las asambleas de accionistas podrán celebrarse sin dicha publicación, siempre y cuando el 100% de las acciones en circulación con derecho a voto respecto a los asuntos a llevarse ante dicha asamblea esté representado. A fin de asistir a una asamblea de accionistas, los accionistas deberán solicitar y obtener una tarjeta de admisión la cual podrán solicitar proporcionando, por lo menos con la anticipación fijada en la convocatoria para la celebración de la asamblea de accionistas, constancia adecuada de su propiedad de las acciones de la Compañía y la obtendrán al depositar dichas acciones con el secretario corporativo de la Compañía o con una institución autorizada para aceptar dicho depósito. Si tiene derecho a asistir a la asamblea, un accionista podrá estar representado mediante carta poder firmada ante dos testigos.

Dividendos

En la asamblea anual ordinaria de accionistas, el Consejo de Administración presenta los estados financieros de la Compañía por el ejercicio fiscal previo, junto con un reporte sobre los mismos, a los tenedores de acciones para su consideración. Los tenedores de acciones, una vez que han aprobado los estados financieros, determinan la distribución de las utilidades netas de la Compañía, correspondientes al ejercicio anterior. Se requiere por ley que se distribuya el 5% de dichas utilidades netas a una reserva legal, la cual no estará disponible para distribución, hasta que la cantidad de dicha reserva legal sea igual al 20% del capital social nominal de la Compañía (antes de dar efecto a la reexpresión de los mismos en pesos constantes). Las cantidades en exceso de aquellas destinadas al fondo de reserva legal, podrán distribuirse a los demás fondos de reserva que los accionistas determinen, los cuales incluyen una reserva para la recompra de las acciones de la Compañía. El remanente de las utilidades netas, si hubiere, está disponible para distribución en forma de dividendos.

Los tenedores de acciones Serie "A-1", tienen iguales derechos por acción, a percibir dividendos y otras distribuciones, incluyendo cualesquiera distribuciones al momento de liquidación de la Compañía. Las acciones pagadas parcialmente participan en cualquier distribución en la medida en que dichas acciones hayan sido pagadas al momento de la distribución o, si no han sido pagadas, únicamente respecto a la proporción pagada.

Variaciones en el Capital Social

Generalmente, podrá efectuarse un incremento de capital social a través de la emisión de nuevas acciones para pago en efectivo o en especie, mediante capitalización de pasivos o capitalización de ciertas partidas del capital. En general, no podrá efectuarse un aumento de capital social hasta que todas las acciones del capital social emitidas y suscritas previamente hayan sido pagadas en su totalidad. Por lo general, podrá efectuarse una disminución del capital social para absorber pérdidas, para amortizar acciones o para liberar a los accionistas de pagos no realizados. Una disminución del capital social para amortizar acciones al reembolsar a los tenedores de acciones a prorrata o por sorteo. También los accionistas podrán aprobar la amortización de acciones pagadas en su totalidad con utilidades retenidas. Dicha amortización se efectuaría mediante una recompra de acciones en la Bolsa Mexicana de Valores (en el caso de acciones inscritas en la misma).

La parte fija del capital social de la Compañía solo podrá aumentarse o disminuirse mediante resolución de una asamblea general extraordinaria y mediante una reforma a los estatutos sociales, mientras que la parte variable del capital social de la Compañía podrá aumentarse o disminuirse mediante resolución de una asamblea general ordinaria.

No se requiere ninguna resolución de los accionistas para disminuciones del capital social que resulten del ejercicio del derecho de retiro de acciones representativas de la porción variable del capital social o de la compra, por la Compañía, de sus acciones o por aumentos en el capital social que resulten de la venta de acciones previamente compradas por la misma.

Derechos de Preferencia

Salvo en ciertas circunstancias, en el caso de un aumento de capital a través de la emisión de nuevas acciones para pago en efectivo o en especie, un tenedor de acciones existentes de la Serie "A-1" al momento del aumento de capital, tiene un derecho de preferencia para suscribir el número de acciones nuevas suficiente para mantener su mismo porcentaje de participación o, en caso de un aumento de capital a través de la emisión de acciones con derecho a voto limitado o con derechos corporativos limitados, suscribir un número de las acciones que se emitirán, suficiente para mantener su mismo porcentaje de participación. Los derechos de preferencia deben ejercerse dentro de los 15 días siguientes a la publicación del aviso del aumento de capital en el Diario Oficial de la Federación o en el diario oficial del domicilio de la Compañía o después de la fecha de la asamblea de accionistas en la que se aprobó el aumento de capital si es que todos los accionistas estaban representados en dicha asamblea; de lo contrario, dichos derechos caducarán. Conforme a la ley, los accionistas no podrán renunciar por anticipado a los derechos de preferencia, excepto en ciertas circunstancias, y no podrán estar representados mediante un instrumento negociable independientemente del título de acciones correspondiente.

Ley de Inversión Extranjera

La participación de inversión extranjera en el capital social de la Compañía está regulada por la Ley de Inversión Extranjera y por el Reglamento de la Ley de Inversión Extranjera. La Secretaría de Economía y la Comisión de Inversiones Extranjeras son los órganos responsables de aplicar la Ley de Inversión Extranjera.

Los estatutos sociales de la Compañía disponen que la sociedad no admitirá directa ni indirectamente como socios o accionistas a inversionistas extranjeros y sociedades sin cláusula de exclusión de extranjeros, ni tampoco reconocerá en absoluto derechos de socios o accionistas a los mismos inversionistas y sociedades. La Compañía ha establecido un fideicomiso de inversión "neutra" con Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, a través del cual los inversionistas extranjeros y sociedades sin cláusula de exclusión de extranjeros pueden adquirir acciones mediante Certificados de Participación Ordinarios.

Otras Disposiciones

Capital Mínimo Fijo y Variable

Como sociedad anónima de capital variable, a la Compañía se le permite emitir acciones que constituyan la parte fija y acciones que constituyan la parte variable del capital social. La emisión de acciones de la parte variable del capital social, a diferencia de la emisión de acciones de la parte fija del capital social, no requiere la reforma de los estatutos sociales, aún cuando sí requiere aprobación de una asamblea general ordinaria de accionistas.

Conforme a los estatutos sociales y a las disposiciones de la CNBV, el capital variable no podrá ser mayor de diez veces la parte mínima fija del capital social de la Compañía (el "Capital Mínimo") especificada en los estatutos sociales. Actualmente no hay acciones de la Compañía que representen la parte variable del capital social o que estén en circulación actualmente. Si hubiere acciones de la parte variable, podrán ser retiradas en su totalidad por sus tenedores. Excepto en ciertas circunstancias limitadas, el capital mínimo no podrá retirarse. A un tenedor de acciones de la parte variable que desee efectuar un retiro total o parcial de dichas acciones deberá

notificar dicho retiro a la Compañía por medio de un aviso por escrito firmado para ese efecto. Si se recibe aviso de retiro antes del último trimestre del ejercicio social, el retiro será efectivo al cierre del ejercicio social en el que se dio aviso. De lo contrario, el retiro será efectivo al cierre del siguiente ejercicio social.

La amortización de la parte variable de capital social de la Compañía se lleva a cabo al menor de (i) el 95.0% del precio por acción promedio cotizado en la Bolsa de Valores, S.A. de C.V., durante los 30 días hábiles previos a la fecha en la que el retiro va a ser efectivo o (ii) el valor en libros por acción de la parte variable de capital social calculado tomando como base de los estados financieros de la Compañía (aprobados en una asamblea general ordinaria de accionistas) por el ejercicio social al cierre del cual el retiro va a ser efectivo. Cualquier cantidad que vaya a pagar la Compañía se tendrá por vencida el día siguiente a la asamblea general ordinaria de accionistas a que alude la cláusula (ii) anterior.

Duración

La duración de la Compañía conforme a los estatutos sociales es de noventa y nueve años.

Recompra de Acciones Propias

La Compañía podrá recomprar sus acciones en la Bolsa Mexicana de Valores, en cualquier momento al precio de mercado que prevalezca en ese momento. Dicha recompra debe ser aprobada por el Consejo de Administración. En caso de dicha recompra, se carga el capital contable en tanto pertenezcan dichas acciones a la propia emisora, o en su caso, de que se resuelva convertirlas en acciones de tesorería, el capital social de la Compañía se reduce automáticamente por una cantidad igual al valor teórico de cada acción recomprada (determinado al dividir el capital social en circulación de la Compañía entre el número de acciones en circulación inmediatamente antes de dicha recompra); si el precio de compra de dichas acciones excede el valor nominal asumido, la diferencia se carga contra las cantidades distribuidas de las utilidades netas a una reserva especial creada para la recompra de acciones. Las acciones recompradas serán conservadas en la tesorería de la Compañía para su futura colocación en la Bolsa Mexicana de Valores. El captial contable o, en su caso, el capital social de la Compañía aumenta automáticamente al momento de la reventa de dichas acciones por una cantidad igual a su valor nominal asumido; cualquier cantidad en exceso se destina a la reserva especial aludida anteriormente. Los derechos patrimoniales y de voto correspondientes a dichas acciones recompradas no podrán ejercerse durante el período en el que dichas acciones sean propiedad de la Compañía y dichas acciones no se considerarán en circulación para objetos de calcular quórum o voto en cualquier asamblea de accionistas durante dicho período.

Recompra en caso de Cancelación de Registro

En caso de que se cancele el registro de las acciones de la Compañía en la Sección de Valores del RNV, ya sea a solicitud de la Compañía o conforme a una resolución adoptada por la CNBV, los estatutos de la Compañía y el reglamento de la CNBV requieren que los accionistas mayoritarios de la Compañía efectúen una oferta pública para comprar las acciones propiedad a los tenedores minoritarios. A menos que la CNBV apruebe un precio diferente, dichos accionistas mayoritarios deben comprar las acciones al valor más alto de (i) el precio de cotización promedio de las acciones por los 30 días previos a la fecha de la oferta o (ii) el valor en libros de las acciones, reflejado en el último reporte trimestral presentado ante la CNBV y la Bolsa Mexicana de Valores, anterior a la fecha de la oferta. Conforme a los estatutos sociales, a los accionistas mayoritarios de la Compañía no se le requiere comprar las acciones propiedad de los tenedores minoritarios si los tenedores de todas las acciones en circulación de la Compañía aprueban la cancelación del registro de la acciones en el RNV.

Conflicto de Interés de Accionistas

Conforme a la ley, cualquier accionista que tenga un conflicto de intereses con respecto a cualquier operación debe abstenerse de votar respecto a este asunto en la asamblea de accionistas correspondiente. Un accionista que vote respecto a un asunto en el que sus intereses entren en conflicto con los de la Compañía podrá ser responsable de daños si la transacción no hubiere sido aprobada sin el voto de dicho accionista.

Conflicto de Interés de Consejeros

Conforme a la ley, cualquier miembro del Consejo de Administración que tenga un conflicto de intereses con la Compañía, debe divulgar el hecho a los demás miembros del Consejo de Administración y abstenerse de votar. Cualquier miembro del Consejo de Administración que viole dicha disposición podrá ser responsable de daños ocasionados a la Compañía. Además de ello, los miembros del Consejo de Administración y los comisarios no podrán representar a otros accionistas en ninguna asamblea de accionistas.

Derecho de Retiro

Siempre que los accionistas aprueben un cambio de objeto social, cambio de nacionalidad de la sociedad o transformación, de un tipo de sociedad a otro, cualquier accionista con derecho a votar con respecto a dicho cambio o transformación que haya votado en contra, tiene derecho a retirarse de la Compañía y recibir la cantidad calculada que sea especificada conforme a la ley atribuible a sus acciones, en la inteligencia que dicho accionista ejercite su derecho de retiro dentro de los 15 días siguientes a la asamblea en la que se aprobó el cambio o transformación. Conforme a la ley, la cantidad que un accionista que se retira tiene derecho a recibir es igual a su interés proporcional en el capital social de la Compañía de acuerdo al más reciente balance general de la Compañía aprobado por una asamblea general ordinaria de accionistas.

Acciones legales contra Consejeros

Conforme a la ley, podrá entablarse una acción de responsabilidad civil contra los miembros del Consejo de Administración mediante resolución de una asamblea ordinaria de accionistas. En caso de que una asamblea ordinaria de accionistas decida entablar dicha acción, las personas contra quienes dicha acción se entable dejarán inmediatamente de ser miembros del Consejo de Administración. Además, los accionistas que representen cuando menos el 15.0% de las acciones en circulación de la Compañía podrán tomar acción directamente en contra de los miembros del Consejo de Administración, en la inteligencia que (i) dichos accionistas no hayan votado en contra de tomar dicha acción en la asamblea de accionistas correspondiente, y (ii) la demanda en cuestión cubra los daños que se presume han sido ocasionados a la Compañía y no meramente a los actores en lo individual. Dicha acción podrá ejercerse también respecto a los Comisarios, o en su caso, los miembros del Comité de Auditoría. Cualquier recuperación de daños con respecto a dicha acción será para beneficio de la Compañía y no para los accionistas que interpusieron la acción.

Reforma a la Ley del Mercado de Valores

El primero de junio de 2001, se publicó en el Diario Oficial de la Federación el decreto por el que se reformó la Ley del Mercado de Valores y la Ley de la Comisión Nacional Bancaria y de Valores.

La reforma incluye varios aspectos tales como ajustes a ciertas excepciones al régimen general de la Ley General de Sociedades Mercantiles como sigue: (a) Comisario: Los accionistas con o sin derecho a voto que representen cuando menos un diez por ciento (10%) del capital,

podrán designar un comisario. Sólo podrán revocarse los nombramientos de los consejeros o comisarios designados por dichos accionistas, cuando se revoque el de todos los demás; (b) Integración y Funcionamiento del Consejo: El consejo estará integrado por un mínimo de cinco (5) y un máximo de veinte (20) consejeros propietarios, de los cuales cuando menos el veinticinco por ciento (25%) deberán ser independientes. Por cada propietario se designará a un suplente, en el entendido de que los consejeros suplentes de los independientes, deberán tener este mismo carácter. El presidente tendrá voto de calidad en caso de empate; (c) Comité de Auditoría: Se debe de constituir un comité de auditoría con consejeros, de los cuales el presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los comisarios, quienes asistirán en calidad de invitados con derecho a voz y sin voto; (d) Intereses Opuestos: Los miembros del consejo, comisarios que asistan al comité de auditoría y, en su caso, los integrantes de dicho comité, que en cualquier operación tengan un interés opuesto al de la emisora, deberán manifestarlo a los demás administradores o miembros del comité u órgano citados, y abstenerse de toda deliberación y resolución. La persona que contravenga esta disposición será responsable de los daños y perjuicios que cause a la emisora; (e) Asambleas de Accionistas: En cuanto a las asambleas de accionistas se prevén diversas disposiciones relativas a la convocatoria, a la información y los documentos relacionados con cada uno de los puntos establecidos en el orden del día; los poderes para poder representar a un accionista, la acción de responsabilidad civil contra los administradores; el aplazamiento de resoluciones; y la oposición y suspensión de resoluciones.

RESOLUCIONES DE LA ASAMBLEA EXTRAORDINARIA DE ACCIONISTAS DE CARSO GLOBAL TELECOM, S.A. DE C.V. DE FECHA 11 DE JUNIO DE 2002 Se informa que la Asamblea Extraordinaria de Accionistas de Carso Global Telecom, S.A. de C.V., celebrada el 11 de junio de 2002, adoptó las siguientes resoluciones más importantes: "PRIMERA. A efecto de cumplir con el requerimiento de la Comisión Nacional Bancaria y de Valores de fecha 29 de abril de 2002, emitido mediante Oficio DGA-668-13668, consistente en adecuar el Artículo Vigésimo de los estatutos sociales de la sociedad a lo establecido por el artículo 14 Bis 3 de la Ley del Mercado de Valores. se resuelve modificar el Artículo Vigésimo de los estatutos sociales de la Sociedad, a fin de que, quede redactado en la forma siguiente: Artículo Vigésimo. Consejo de Administración: La Administración de la sociedad estará encomendada a un Consejo de Administración que se integrará por un número no menor de 5 (cinco) y no mayor de 20 (veinte) miembros que determine la Asamblea Ordinaria. La Asamblea podrá designar suplentes hasta por un número igual al de los miembros propietarios y, si así lo hiciese, tendrá la facultad de determinar la forma en que los suplentes suplirán a los propietarios, en el concepto de que, si la Asamblea no determina lo anterior, cualquier suplente podrá suplir a cualquiera de los propietarios, en forma indistinta y los suplentes designados por accionistas en ejercicio de su derecho de minoría, los cuales sólo podrán suplir a los consejeros propietarios designados por dicha minoría. Los miembros del Consejo de Administración no necesitarán ser accionistas. Cualquier accionista o grupo de accionistas que represente, cuando menos, un 10% (diez por ciento) de las acciones comunes en que se divida el capital social, tendrá derecho a nombrar un Consejero Propietario y un Consejero Suplente y en este caso ya no podrá ejercer sus derechos de voto para designar a los Consejeros Propietarios y sus Suplentes que corresponda elegir a la mayoría. Si cualquier accionista o grupo de accionistas que represente, cuando menos, un 10% (diez por ciento) de las acciones comunes en que se divide el capital social, ejercita el derecho de nombrar un consejero Propietario y su Suplente, la mayoría solo tendrá derecho a designar el número de Consejeros faltantes que corresponda nombrar a dicha mayoría. Dichos Consejeros sólo podrán ser revocados cuando se revoque el nombramiento de todos los demás, a menos que la remoción obedezca a una causa justificada de acuerdo a lo establecido en la fracción III del Artículo 14 Bis 3 de la Ley del Mercado de Valores. Los Consejeros serán elegidos por un año y continuarán en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que hayan sido designados, en tanto las personas nombradas para substituirlos tomen posesión de sus cargos. Los Consejeros podrán ser reelectos y percibirán la remuneración que determine la Asamblea General de Accionistas. Los Consejeros suplentes

designados substituirán a sus respectivos Consejeros Propietarios que estuvieren ausentes. Para los efectos de la Ley del Mercado de Valores, y sin perjuicio de que la misma no requiera su incorporación en los estatutos sociales, adicionalmente en cuanto al Consejo de Administración se cumplirá con lo siguiente: I. El Consejo de Administración estará integrado por un mínimo de 5 (cinco) y un máximo de 20 (veinte) consejeros propietarios. II. Al menos el 25% (veinticinco porciento) de los miembros del consejo de administración deberán de ser independientes en los términos de lo previsto por el artículo 14 Bis 3 de la Ley del Mercado de Valores. III. El reporte del comité de auditoria deberá presentarse a la asamblea de accionistas. IV. Los Comisarios deberán ser convocados, además de a las sesiones del consejo de administración, a todas las sesiones de aquellos órganos intermedios de consulta en los que el consejo de administración haya delegado alguna facultad." "SEGUNDA. Se resuelve adicionar una Disposición Transitoria Décima Sexta a los estatutos sociales de la Sociedad, quedando de la forma siguiente: "Disposición Décima Sexta Transitoria: En tanto permanezcan vigentes las previsiones contenidas en el tercer párrafo y sus fracciones del Artículo Vigésimo de los presentes estatutos y las disposiciones relativas de la Ley del Mercado de Valores, la falta de observancia de las mismas, no generará ni le otorgará el derecho a terceros de impugnar la falta de validez, en relación con los actos jurídicos, contratos, acuerdos, convenios o cualquier otro acto que celebre la Sociedad por medio de, o a través de su Consejo de Administración o de cualquier otro órgano intermedio, delegado, mandatario o apoderado, ni se considerarán requisitos de validez o existencia de tales actos."

2. Administradores y Accionistas

La administración de las operaciones de la Compañía está encomendada a su Consejo de Administración. El Consejo de Administración consiste actualmente de seis consejeros propietarios y seis consejeros suplentes, que son elegidos por un plazo de un año. Los consejeros suplentes pueden suplir las ausencias al Consejo de Administración de los consejeros suplentes que no asistan a las sesiones y participar en las actividades del propio Consejo de Administración. Conforme a los estatutos sociales de la Compañía, el Consejo de Administración estará integrado por el número de consejeros y sus suplentes que determine la asamblea general de accionistas, el cual no será inferior a cinco.

El Consejo de Administración de la Compañía tiene reservadas privativamente, respecto de cualquier otro órgano de administración, funcionario o apoderado, las facultades siguientes:

"De una manera enunciativa y no limitada, se le fijan de una manera expresa las siguientes facultades:

I.- Representar a la sociedad ante toda clase de autoridades, sean estas Federales, Estatales o Municipales; representar a la Sociedad ante toda clase de personas físicas o morales, nacionales o extranjeras; representar a la sociedad ante Juntas de Conciliación y ante Juntas de Conciliación y Arbitraje, sean éstas Federales o Locales, con facultades expresas para todos los efectos previstos en las fracciones II y III del Artículo 692 de la Ley Federal del Trabajo, en concordancia con los Artículos 786 y 876 del mismo ordenamiento normativo, por lo que queda expresamente facultado para absorver y articular posiciones a nombre y en representación de la sociedad, conciliar, transigir, formular convenios, presentar denuncias y querellas, presentar y desistirse de todad clase de juicios y recursos, aún el de amparo, y representar a la sociedad ante toda clase de autoridades, ya sean judiaciales, administrativas y cualesquiera otras que se aboquen al conocimiento de conflictos laborales; presentar demandas de amparo y, en su caso, desistirse de las mismas; presentar querellas y, en su caso, conceder el perdón; presentar denuncias y constituirse en coadyuvante del Ministerio Público; desistirse; transigir; comprometer en árbitros; absolver y articular posiciones; recusar y recibir pagos.

II.- Otorgar, suscribir, endosar y avalar toda clase de títulos de crédito.

III.- Designar a los funcionarios, empleados, gerentes y apoderados de la sociedad, a

quienes deberá señalar sus deberes, obligaciones y remuneración.

IV.- Establecer o clausurar oficinas, sucursales o agencias.

V.- Adquirir acciones, participaciones sociales y valores emitidos por terceros y ejercitar el derecho de voto sobre tales acciones o participaciones sociales de otras empresas, en el concepto de que el Consejo de Administración requerirá de autorización previa de la Asamblea General Ordinaria de Accionistas para la adquisición o enajenación de acciones o el ejercicio del derecho de retiro, exclusivamente en los siguientes supuestos:

1.- Cuando el valor de adquisiciónde acciones de otra sociedad, por virtud de una o varios adquisiciones simultáneas o sucesivas, exceda del veinte por ciento de valor del capital contable de la Sociedad, según su último estado de posición financiera. No se requerirá la aprobación por la Asamblea General Ordinaria de Accionistas en el caso de que se adquieran acciones o partes sociales de otras sociedades, cuyas actividades sean coincidentes con las actividades industriales, comerciales o de servicios de esta Sociedad.

2.- Cuando el valor de enajenación de acciones de otras sociedades, por virtud de una o varias enajenaciones simultáneas o sucesivas, exceda del veinte por ciento del valor del capital contable, según el último estado de posición financiera de la Sociedad. Se requerirá asimismo la aprobación de la Asamblea General Ordinaria de Accionistas en el caso de que se enajenen acciones o partes sociales, si tal enajenación implica, por virtud de una o varias operaciones, simultáneas o sucesivas, la pérdida del control de la Sociedad de que se trate, cuyas actividades sean coincidentes con las actividades Industriales, comerciales o de servicios de esta Sociedad; y

3.- Para ejercer, en los términos del Artículo Doscientos Veinte de la Ley General de Sociedades Mercantiles, el derecho de retiro que corresponda a las acciones de capital variable de las cuales sea accionista la Sociedad, cuando ello represente, por virtud de uno o varios actos simultáneos o sucesivos, el reembolso de acciones cuyo valor exceda del veinte por ciento del valor del capital contable de la Sociedad, según el último estado de posición financiera. Se requerirá, asimismo, la aprobación de la Asamblea General Ordinaria de Accionistas en el caso de que el retiro implique, por virtud de uno o varios actos simultáneos o sucesivos, la pérdida del control de la Sociedad de que se trate cuyas actividades sean coincidentes con las actividades industriales, comerciales o de servicios de esta Sociedad.

VI.- Celebrar, modificar, terminar y rescendir contratos.

VII.- Aceptar a nombre de la sociedad mandatos de personas físicas y morales,

Mexicanas o Extranjeras.

VIII.- Establecer cuentas bancarias y retirar depósitos de la misma y designar las personas autorizadas para uso de la firma social, para depositar en las referidas cuentas bancarias y retirar depósitos de éstas, con las limitaciones que el Consejo tuviere a bien establecer.

IX.- Constituir garantías reales y personales afectaciones fiduciarias para garantizar obligaciones de la sociedad y constituirse en deudor solidario, fiador y, en general, obligado al cumplimiento de obligaciones de terceras personas y establecer las garantías reales y afectaciones fiduciarias para asegurar el cumplimiento de estas obligaciones.

X.- Conferir, sustituir y delegar poderes generales y especiales para actos de dominio y conferir, sustituir y delegar poderes generalesy especiales para actos de administración y para pleitos y cobranzas, siembre que con ello no se substituya totalmente al Consejo en sus funciones y revocar poderes.

XI.- Conferir facultades para otorgar, suscribir, endosar y avalar toda clase de títulos de crédito, en el entendido de que la facultad para avalar títulos de crédito, deberá ser siempre conferida para que sea ejercitada conjuntamente por cuando menos dos personas.

XII.- Convocar a Asambleas de Accionistas y ejecutar las resoluciones que se adopten en las mismas.

XIII.- Será facultad exclusiva e indelegable del Consejo de Administración determinar el sentido en que deban ser emitidos los votos correspondientes a las acciones propiedad de la Sociedad, en las Asambleas de Accionistas de las sociedades en que la Sociedad sea titular de la mayoria de las acciones.

XIV.- Celebrar cualesquiera actos jurídicos y adoptar cualesquiera determinaciones que sean necesarias o convenientes para lograr los objetos sociales.

XV-. Será facultad indelegable del consejo de administración de la Sociedad aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del diez por ciento o mas del activo; el otorgamiento de garantías por un monto superior al treinta por ciento de los activos, así como operaciones distintas de las anteriores que representen más del uno por ciento del activo de la Sociedad. Los miembros del consejo de administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere esta Fracción, salvo en el caso establecido por el artículo 159 de la Ley General de Sociedades Mercantiles."

La siguiente tabla muestra los nombres de los consejeros de la Compañía, sus puestos en la Compañía y sus años de servicio como consejeros, designados en la Asamblea General Ordinaria de Accionistas de la Compañía, celebrada el día 30 de abril de 2002

Nombre	**Cargo**	**Años como Consejero**
Carlos Slim Helú	Presidente del Consejo	6
Carlos Slim Domit	Vice-Presidente	6
Jaime Chico Pardo	Vice-Presidente	6
Claudio X. González Laporte	Consejero	6
José Kuri Harfush	Consejero	6
Juan Antonio Pérez Simón	Consejero	6
Arturo Elías Ayub	Consejero Suplente	6
Humberto Gutiérrez Olvera-Zubizarreta	Consejero Suplente	6
Daniel Hajj Aboumrad	Consejero Suplente	6

Marco Antonio Slim Domit	Consejero Suplente	6
Patrick Slim Domit	Consejero Suplente	6
Eduardo Valdés Acra	Consejero Suplente	6

Consejeros Propietarios

Carlos Slim Helú. Es Ingeniero Civil por la Facultad de Ingeniería de la Universidad Nacional Autónoma de México. Desde 1965 ocupa el cargo de Presidente del Consejo de Administración de Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. Ademas preside el consejo de Telecom, América Móvil y Telmex, y participa en el consejo de otras compañías. Tiene 61 años de edad. Ha colaborado como ejecutivo principal o como miembro del Consejo de Administración en diversas empresas entre las que se encuentran: Telmex (Presidente); Grupo Carso, (Presidente Honorario y Vitalicio); Inbursa (Presidente Honorario y Vitalicio). Es padre del Lic. Carlos Slim Domit, Presidente del Consejo de Administración de Gcarso, del Lic. Marco Antonio Slim Domit, Presidente del Consejo de Administración de Grupo Financiero Inbursa y del Lic. Patrick Slim Domit, Vicepresidente del Consejo de Administración de Gcarso.

Carlos Slim Domit. Es Licenciado en Administración por la Universidad Anáhuac. Tiene 35 años de edad. Es Vicepresidente del Consejo de Administración de la Compañía así como de Presidente del Consejo de Administración de GCarso. Es Consejero de las siguientes empresas, entre otras: Grupo Sanborns, S.A. de C.V.; Sanborn Hermanos, S.A.; Promotora Sanborns, S.A. de C.V.; Sears México, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V. (Phillip Morris México); Grupo Condumex, S.A. de C.V.; Telmex; Telecom; y Promotora Musical, S.A. de C.V.. Es hijo del Ing. Carlos Slim Helú, y hermano de los licenciados Marco Antonio Slim Domit y Patrick Slim Domit.

Juan Antonio Pérez Simón. Es Contador Público por la Universidad Nacional Autónoma de México. Tiene 60 años de edad. Desde 1995 es Vicepresidente de Telmex, así como Presidente del Consejo de Administración de Sanborn Hermanos, S.A. Es Consejero Propietario de las siguientes empresas: GCarso; Grupo Financiero Inbursa; Cigarros la Tabacalera Mexicana, S.A. de C.V.; Radiomóvil Dipsa (Telcel); Sears México; Industrias Nacobre, S.A. de C.V.; Empresas Frisco, S.A. de C.V.; Otras filiales de Telmex y GCarso.

Claudio X. González Laporte. Es Ingeniero Químico por la Universidad Nacional Autónoma de México. Desde hace 25 años es el Presidente del Consejo de Administración de Kimberly Clark de México, S.A. de C.V. Tiene 65 años de edad. Es miembro del Consejo de Administración de las siguientes empresas: GCarso; Telecom; Telmex; Inbursa; Kimberly Clark Corporation; General Electric Co.; Kellogs Co.; Unilever; Grupo Alfa, S.A. de C.V.; Grupo México, S.A. de C.V.; Grupo Modelo, S.A. de C.V.; The Mexico Fund Inc.

Jaime Chico Pardo. Es Ingeniero Industrial por la Universidad Iberoamericana. Ocupa el cargo de Director General de Telmex desde Enero de 1995. Tiene 51 años de edad. Adicionalmente es Vicepresidente del Consejo de Administración de Telmex. Con anterioridad fungió como Director de Condumex y Presidente de Corporación Industrial Llantera (Euzkadi General Tire de México).

José Kuri Harfush. Es Licenciado en Administración de Empresas por la Universidad Anahuac. Ocupa el cargo de Director General de Janel S.A. de C.V. Tiene 52 años de edad. Adicionalmente es miembro del Consejo de Administración de las siguientes empresas, entre otras: Telmex; América Móvil; GCarso; Gsanborns.

Consejeros Suplentes

Marco Antonio Slim Domit. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Desde el 25 de agosto e 1997, se desempeña como Director General de Inbursa. Tiene 34 años de edad. Asi mismo, ocupa el cargo de Director General de Banco Inbursa, S.A.. Las empresas en las que funje como consejero son: Inbursa, así como de sus subsidiarias; GCarso; Telecom; Telmex; Sears México. Es hijo del Ing. Carlos Slim Helú y hermano de los licenciados Carlos Slim Domit y Patrick Slim Domit.

Patrick Slim Domit. Es Licenciado en Administración de Empresas en la Universidad Anáhuac. Desde octubre de 2000 se desempeña como ejecutivo de Telmex y Vicepresidente de GCarso. Fué Director General de GCarso y Director General en Industrias Nacobre, S.A. de C.V. desde 1994. Tiene 32 años de edad. Es miembro del Consejo de Administración de las siguientes empresas: GCarso; Telecom; Telmex; Hoteles Calinda, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; Empresas Frisco, S.A. de C.V.; Sears México; Cigarros la Tabacalera Mexicana, S.A. de C.V. e Industrias Nacobre, S.A. de C.V. Es hijo del Ing. Carlos Slim Helú y hermano de los licenciados Marco Antonio Slim Domit y Carlos Slim Domit.

Arturo Elías Ayub. Es Licenciado en administración de Empresas por la Universidad Anáhuac, Ocupa el puesto de Director de Alianzas estrategicas, Comunicaciones y Relaciones Institucionales en Telmex. Tiene 34 años de edad. Es miembro del Consejo de Administración de las siguientes empresas. Telmex; GCarso; Telecom; Sears México.

Eduardo Valdés Acra. Es Licenciado en Administración de Empresas por la Universidad Iberoamericana. Actualmente funje como Vicepresidente de Inbursa y como Director general de Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. Tiene 37 años de edad. Es miembro del Consejo de Administración de las siguientes empresas: Inbursa, así como de sus subsidiarias; Hoteles Calinda, S.A. de C.V.; GCarso; Telecom y Telmex.

Daniel Hajj Aboumrad. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 35 años de edad. Funje como Director General de América Móvil y Radiomóvil Dipsa, S.A. de C.V. Es miembro del Consejo de Administración de las siguientes empresas: GCarso; Philip Morris México; Telecom. Asi mismo, ha colaborado en Corporación Industrial Llantera, S.A. de C.V. (General Tire); Galas de México, S.A. de C.V.; Agusa; Bimex y Páginas Amarillas, S.A. de C.V.

Humberto Gutiérrez Olvera Zubizarreta. Estudió la Licenciatura en Contaduría Pública en la Escuela Bancaria y Comercial. Tiene 60 años de edad. Actualmente es Director General de GCarso y Director General de Grupo Condumex S.A. de C.V. Adicionalmente es miembro del Consejo de Administración de GCarso, Telecom, Telmex, Grupo Financiero Inbursa, Grupo Condumex, S.A. de C.V. Ferrosur, S.A. de C.V. Grupo Primex, S.A. de C.V. Química Flúor S.A. de C.V. y Presidente del Consejo de Administración de Empresas Frisco S.A. de C.V. e Industrias Nacobre S.A. de C.V..

Funcionarios

La empresa no tiene empleados por ser tenedora de acciones y el Director General es Jaime Chicom Pardo.

Comisarios

El comisario Propietario actual es el señor Contador Público Alberto Tiburcio Celorio, socio director de Mancera, S.C.

La Compañía tiene autorizadas 3,935,077,043 acciones de la Serie "A-1", de las cuales al 31 de Diciembre de 2001 se encontraban en circulación 3,757,265,966 acciones. El 71.73% de las acciones en circulación se encuentra en poder directa o indirectamente de personas relacionadas con miembros del Consejo de Administración de la Sociedad. En relación con la información relativa a la participación accionaria individual de los consejeros y funcionarios de la Sociedad, cabe señalar que la Sociedad no tiene a su disposición la información sobre las tenencias accionarias individuales de los consejeros y funcionarios, en virtud de que no tienen registradas sus acciones en el registro de acciones de la Sociedad en los términos del artículo 128 de la Ley General de Sociedades Mercantiles.

3. Auditores

Los Estados Financieros Consolidados de la Compañía, fueron Auditados por Mancera, S.C. No ha habido cambio en los auditores en los últimos tres ejercicios. La designación de los auditores cumple con los principios del Código de Mejores Prácticas Corporativas emitido por el Consejo Coordinador Empresarial.

Comités

La Compañía, a travez del consejo de Administración, constituyó un Comité de Auditoria el cual se integrara, en la forma y terminos que a continuación se indican.

1) El comité de Auditoría estará integrado por consejeros, de los cuales el presidente y la mayoría de ellos deberán ser independientes y contará on la presencia del o los Comisarios de la sociedad quienes asistiran a sus reuniones en calidad de invitados con derecho a voz y sin voto.

El comíte de auditoría nombrará un Secretario, que no requerira ser integrante de dicho órgano, quien desempeñará las funciones inherentes a su cargo o que le sean asignadas por el propio comité.

2) El comité de auditoria tendrá, entre otras, las siguientes funciones:

- Elaborar un reporte anual sobre sus actividades y presentarlo al consejo de administración.
- Opinar sobre transacciones con personas relacionadas, y
- Proponer la contratación de especialistas independientes en los casos en que lo juzgue convenient, a fin de que expresen su opinión respeto de las transacciones qa que se refiere el inciso la fraccion XV del Artículo Vigésimo cuarto de estos estatutos sociales.

3) El comité de Auditoria podrá establecer las normas que regulen su funcionamiento.

Comité de auditoria

Jose Kuri Harfush Presidente
Juan Antonio Pérez Simón
Eduardo Valdez Acra

4. Operaciones con Partes Relacionadas y Conflictos de Interés

En el curso normal de sus operaciones, la Compañía celebra una amplia variedad de operaciones de carácter financiero y comercial con partes relacionadas como subsidiarias y asociadas de Telmex, América Móvil, Inbursa y Gcarso y tiene planeado continuar llevando a cabo este tipo de operaciones en el futuro. Por lo general, las operaciones con compañías afiliadas se celebran a precios de mercado.

Para una descripción detallada de las partes relacionadas de Telmex, consultar la pagina No. 5 del informe anual de telmex de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado al 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

V. MERCADO ACCIONARIO

1. Estructura Accionaria

La Compañía tiene autorizadas 3,935,077,043 acciones de la Serie "A-1", de las cuales al 31 de Diciembre de 2001 se encontraban en circulación 3,757,265,999 acciones. El 71.73% de las acciones en circulación se encuentra en poder directa o indirectamente de personas relacionadas con miembros del Consejo de Administración de la Sociedad

2. Comportamiento de la Acción en el Mercado de Valores

A continuación se presenta un cuadro informativo en el que se muestra el comportamiento de la acción en la Bolsa Mexicana de Valores por los últimos cinco ejercicios con datos al 31 de diciembre de cada año.

	1997	1998	1999	2000	2001
Máximo	5.7	5.4	15.2	23.1	15.2
Cierre	5.3	5.4	14.3	11.8	12.7
Mínimo	2.9	2.7	4.1	9.9	10.0
Volume Operado (000's acciones)	971,083.3	656,685.4	959,608.5	935,686.0	652,990.7


971.1
656.7
959.6
935.7
653.0
5.3
5.7
2.9
5.4
5.4
2.7
15.2
14.3
4.1
23.1
11.8
9.9
15.2
12.7
10.0
1997
1998
1999
2000
2001
Volume Operado (MM acciones)
Máximo
Cierre
Mínimo

A continuación se presenta un cuadro informativo en el que se muestra el comportamiento trimestral de la acción en la Bolsa Mexicana de Valores por los últimos dos ejercicios.

	1T00	2T00	3T00	4T00	1T01	2T01	3T01	4T01
Máximo	23.1	19.1	20.5	15.0	14.8	14.9	15.2	13.3
Cierre	18.5	18.1	14.7	11.8	10.9	14.C	11.8	12.7
Mínimo	13.8	12.5	13.4	9.9	10.3	10.6	10.0	10.6
Volume Operado (000's acciones)	214,065.0	227,912.0	189,042.0	304,667.0	238,219.1	173,800.6	116,693.4	124,277.6


1T00
2T00
3T00
4T00
1T01
2T01
3T01
4T01
Vo'ume Operado (MM acciones)
Máximo
Cierre
Mínimo

A continuaci‹n se presenta un cuadro informativo en el que se muestra el comportamiento mensual de la acción en la Bolsa Mexicana de Valores por el último ejercicio.

	E'01	F'01	M'01	A'01	M'01	J'01	J'01	A'01	S'01	O'01	N'01	D'01
Máximo	14.8	:4.6	12.3	12.5	14.1	14.9	15.2	14.7	13.0	12.2	12.1	13.3
Cierre	13.8	11.7	10.9	12.0	13.2	14.0	13.5	13.1	11.8	11.1	12.1	12.7
Minimo	11.2	11.4	10.3	10.6	11.9	13.1	12.5	12.8	10.0	10.6	11.1	11.9
Volume Operado (000's acciones)	89,631.4	91,782.3	56,805.4	51,945.6	73,655.2	48,199.8	41,190.6	44,677.3	30,825.5	48,238.1	47,082.0	28,957.5


E'01
F'01
M'01
A'01
M'01
J'01
J'01
A'01
S'01
O'01
N'01
D'01
Volume Operado (MM acciones)
Máximo
Cierre
Mínimo

VI ANEXOS

1. Estados Financieros Dictaminados

CARSO GLOBAL TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS

Estados Financieros Consolidados

Al 31 de diciembre de 2001 y 2000

Contenido

Dictamen de los auditores independientes

Dictamen del Comisario

Estados financieros consolidados auditados

Balances generales
Estados de resultados
Estados de variaciones en el capital contable
Estados de cambios en la situación financiera
Notas de los estados financieros

MANCERA
ERNST & YOUNG

Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510 México, D.F.
mancera.ey@mx.eyi.com

Tels. (55) 5283 13 00
Fax. (55) 5283 13 92

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A la Asamblea General de Accionistas de
Carso Global Telecom, S.A. de C.V.

Hemos examinado los balances generales consolidados de Carso Global Telecom, S.A. de C.V. y subsidiarias al 31 de diciembre de 2001 y 2000, así como los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que respalda las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera consolidada de Carso Global Telecom, S.A. de C.V. y subsidiarias al 31 de diciembre de 2001 y 2000, y los resultados consolidados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera consolidada por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Mancera, S.C.
Integrante de
Ernst & Young Global

C.P.C. Fernando Espinosa López

México, D.F.,
28 de febrero de 2002

FILE No. 82-4379

ALBERTO TIBURCIO CELORIO
CONTADOR PUBLICO

DICTAMEN DEL COMISARIO

A la Asamblea General de Accionistas de
Carso Global Telecom, S.A. de C.V.

En mi carácter de Comisario y en cumplimiento de lo dispuesto en el artículo 166 de la Ley General de Sociedades Mercantiles y los estatutos de Carso Global Telecom, S.A. de C.V., rindo a ustedes mi informe sobre los estados financieros consolidados al 31 de diciembre de 2001, que les presenta el Consejo de Administración.

Entre otros procedimientos de auditoría aplicados, asistí o en mi ausencia asistió mi suplente, a las Asambleas de Accionistas y juntas del Consejo de Administración a las que fui convocado. Revisé con el alcance que consideré necesario en las circunstancias, el dictamen sin salvedades ni limitaciones que con fecha 28 de febrero de 2002, rindieron los auditores externos de la Sociedad, en relación con el examen que llevaron a cabo de acuerdo con las normas de auditoria generalmente aceptadas en México, de los estados financieros consolidados mencionados en el párrafo anterior, preparados por la administración de la Compañía.

En mi opinión, basada en el trabajo que efectué y en el desarrollado por los auditores externos, los criterios y políticas contables y de información empleados por la Sociedad, considerados por los administradores para preparar los estados financieros consolidados que se presentan a esta Asamblea, son adecuados y suficientes, y se aplicaron en forma consistente con el ejercicio anterior, por lo tanto, también en mi opinión, los estados financieros consolidados antes mencionados reflejan en forma veraz, razonable y suficiente, en todos los aspectos importantes, la situación financiera consolidada de Carso Global Telecom, S.A. de C.V., al 31 de diciembre de 2001, los resultados consolidados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera consolidada por el año terminado en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C.P.C. Alberto Tiburcio Celorio
Comisario

México, D.F.,
28 de febrero de 2002

FILE No. 82-4379

CARSO GLOBAL TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS

Balances Generales Consolidados

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

	31 de diciembre de 2001	2000
Activo		
Activo circulante:		
Efectivo e inversiones temporales	$ 7,636,007	$ 14,537,781
Valores negociables (Nota 3)	1,056,217	737,871
Cuentas por cobrar, neto (Nota 4)	20,594,554	22,441,402
Inventarios, neto	556,776	418,088
Pagos anticipados otros activos	1,584,124	2,288,570
Activos circulantes de operaciones escindidas (Nota 2)	-	34,018,168
Suma el activo circulante	31,427,678	74,441,880
Planta, propiedades y equipo, neto (Nota 5)	114,454,386	111,205,486
Inventarios, destinados para la construcción de la planta telefónica	1,342,449	2,129,174
Licencias, neto (Nota 6)	608,643	645,890
Inversiones permanentes (Nota 7)	1,219,837	3,098,336
Activo intangible por obligaciones laborales (Nota 9)	7,571,437	8,612,605
Crédito mercantil (Nota 7)	3,811,967	6,929,738
Activos no circulantes de operaciones escindidas (Nota 2)	-	57,945,324
Suma el activo	$ 160,436,397	$ 265,008,433

FILE No. 82-4379

	31 de diciembre de 2001	31 de diciembre de 2000
Pasivo y capital contable		
Pasivo circulante:		
Deuda a corto plazo y porción circulante de la deuda a largo plazo (Nota 10)	$ 26,439,948	$ 50,171,276
Cuentas por pagar y pasivos acumulados	17,699,464	13,511,324
Impuestos por pagar	1,276,046	735,478
Pasivo circulante de operaciones escindidas (Nota 2)	-	23,804,689
Suma el pasivo circulante	45,415,458	88,222,767
Deuda a largo plazo (Nota 10)	56,168,981	42,316,782
Pensiones y primas de antigüedad (Nota 9)	5,323,729	6,779,611
Impuestos diferidos (Nota 16)	10,050,220	11,728,389
Créditos diferidos (Nota 11)	1,008,014	1,324,159
Pasivo a largo plazo de la operación escindida	-	6,187,306
Suma el pasivo	117,966,402	156,559,014
Capital contable (Nota 15):		
Capital social:		
Histórico	1,264,142	2,254,321
Complemento por actualización	3,896,957	6,847,201
	5,161,099	9,101,522
Prima en venta de acciones	482,414	848,065
Utilidades acumuladas:		
De años anteriores	9,016,133	11,209,154
Del año	5,908,652	5,990,239
	14,924,785	17,199,393
Otras partidas de utilidad integral acumuladas	(12,924,300)	(4,480,313)
Suma el capital contable mayoritario	7,643,998	22,668,667
Interés minoritario	34,825,997	85,780,752
Suma el capital contable	42,469,995	108,449,419
Suman el pasivo y el capital contable	$ 160,436,397	$ 265,008,433

Véanse las notas que se acompañan.

FILE No. 82-4379

CARSO GLOBAL TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS

Estados consolidados de resultados

(Miles de pesos, excepto utilidad por acción, de poder adquisitivo al 31 de diciembre de 2001)

	Años terminados el 31 de diciembre de 2001	2000
Ingresos de operación:		
Servicio local	$ **52,419,607**	$ 49,292,475
Servicio de larga distancia:		
Nacional	**28,502,881**	26,736,848
Internacional	**9,421,797**	11,872,492
Interconexión	**14,708,101**	13,079,027
Otros	**5,984,718**	6,235,601
	111,037,104	107,216,443
Costos y gastos de operación:		
Costos de venta y servicios	**33,978,768**	30,204,882
Comerciales, administrativos y generales	**17,071,565**	17,752,672
Depreciación y amortización (Notas 5 a 7)	**18,973,507**	20,034,387
	70,023,840	67,991,941
Utilidad de operación	**41,013,264**	39,224,502
Costo integral de financiamiento:		
Intereses ganados	**(2,990,628)**	(6,127,126)
Intereses pagados	**9,808,391**	12,978,813
Utilidad cambiaria, neta	**(379,753)**	87,194
Ganancia monetaria	**(2,940,313)**	(5,015,102)
	3,497,697	1,923,779
Utilidad antes del impuesto sobre la renta y participación de los trabajadores en las utilidades	**37,515,567**	37,300,723
Provisiones para:		
Impuesto sobre la renta (Nota 16)	**11,966,728**	8,438,004
Participación de los trabajadores en las utilidades	**2,985,115**	3,451,825
	14,951,843	11,889,829
Utilidad antes de la participación en los resultados de compañías asociadas e interés minoritario	**22,563,724**	25,410,894
Participación en los resultados de compañías asociadas (Nota 7)	**(418,469)**	(937,462)
Utilidad de operaciones continuas	**22,145,255**	24,473,432
(Pérdida) utilidad de operaciones escindidas, neta del impuesto sobre la renta y la participación de los trabajadores en las utilidades (Nota 2)	**(328,773)**	916,112
Utilidad antes de interés minoritario	**21,816,482**	25,389,544
Interés minoritario	**15,907,830**	19,399,305
Utilidad neta mayoritaria	$ **5,908,652**	$ 5,990,239
Utilidad neta por acción (Notas 1 y 15)	$ **1.5690**	$ 1.5830

Véanse las notas que se acompañan.

CARSO GLOBAL TELECOM, S.A. DE C.V.Y SUBSIDIARIAS

Estados consolidados de variaciones en el capital contable
(Nota 15)
(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

	Capital social			Utilidades acumuladas									
	Histórico	Complemento por actualización	Prima en suscripción de acciones	Reserva para adquisición de acciones	Reserva legal	De años anteriores	Efecto acumulado de ISR diferido	Utilidad del año	Otras partidas del utilidad integral acumuladas	Utilidad integral	Suma el capital contable mayoritario	Interés minoritario	Total
Saldos al 31 de diciembre de 1999	$ 2,253,057	$ 6,876,098	$ 848,065	$ 1,730,973	$ 134,038	$ 7,502,295		4,676,551	$ 1,271,527		$ 25,292,604	$ 103,457,223	$ 128,749,827
Traspaso de la utilidad del ejercicio a utilidades acumuladas de años anteriores						4,676,551		(4,676,551)					
Incremento a la reserva legal					205,555	(205,555)							
Incremento a la reserva por adquisición de acciones propias				3,864,802		(3,864,802)							
Recompra de acciones propias	(78,826)	(6,421)		(2,749,572)							(2,834,819)		(2,834,819)
Incremento de capital social con motivo de la fusión con GT2000, S.A. de C.V. (Nota 15)	88,946	4,916				2,393,623					2,487,485		2,487,485
Adquisición de acciones propias provenientes de fusión con GT2000, S.A. de C.V.	(8,856)	(27,392)									(36,248)		(36,248)
Compras en efectivo realizadas por la subsidiaria de sus propias acciones.												(24,672,186)	(24,672,186)
Dividendos pagados por Telmex a accionistas minoritarios												(5,108,718)	(5,108,718)
Utilidad integral:													
Utilidad neta del ejercicio:								5,990,243		$ 5,990,243	5,990,243	18,599,440	24,589,683
Resultado por tenencia de activos no monetarios del Ejercicio									(5,142,655)	(5,142,655)	(5,142,655)	1,840,840	(3,301,815)
Efecto acumulado inicial por impuesto sobre la renta diferido (Nota 16)							(2,478,754)				(2,478,754)	(6,673,226)	(9,151,980)
Efecto por obligaciones laborales en subsidiaria									(741,947)	(741,947)	(741,947)	(2,024,964)	(2,766,911)
Efecto del ISR diferido en compañías subsidiarias									132,762	132,762	132,762	362,343	495,105
Utilidad integral										$ 238,399			
Saldos al 31 de diciembre de 2000	2,254,321	6,847,201	848,065	2,846,203	339,593	10,502,112	(2,478,754)	5,990,239	(4,480,313)		22,668,667	85,780,752	108,449,419
Traspaso de la utilidad del ejercicio a utilidades acumuladas de años anteriores						5,990,239		(5,990,239)					
Incremento a la reserva legal					111,271	(111,271)							
Recompra de acciones propias	(26,760)	(1,755)		(903,603)							(932,118)		(932,118)
Incremento de capital social por motivo de la fusión con Banesci 2000, S.A. de C.V. e Inveresci 2000, S.A. de C.V.	3,831										3,831		3,831
Compras en efectivo realizadas por las subsidiarias de sus propias acciones												(13,715,382)	(13,715,382)
Dividendos pagados por Telmex a accionistas minoritarios												(4,556,528)	(4,556,528)
Utilidad integral:													
Utilidad neta del ejercicio:								5,908,652		5,908,652	5,908,652	15,907,830	21,816,482
Otras partidas de utilidad integral:													
Efecto por obligaciones laborales en subsidiarias, neto de impuestos diferidos									(422,839)	(422,839)	(422,839)	(992,843)	(1,415,682)
Resultado por tenencia de activos no monetarios del ejercicio neto de impuestos diferidos									(4,627,284)	(4,627,284)	(4,627,284)	(581,546)	(5,208,830)
Utilidad integral										$ 858,529			
Capital contable escindido (Nota 2)	(967,250)	(2,948,489)	(365,651)			(7,279,657)			(3,393,864)		(14,954,911)	(47,016,286)	(61,971,197)
Saldos al 31 de diciembre de 2001 (Nota 15)	$ 1,264,142	$ 3,896,957	$ 482,414	$ 1,942,600	$ 450,864	$ 9,101,423	$ (2,478,754)	5,908,652	$ (12,924,300)		$ 7,643,998	$ 34,825,997	$ 42,469,995

Véanse las notas que se acompañan.

CARSO GLOBAL TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS

Estados consolidados de cambios en la situación financiera

(Miles de pesos de poder adquisitivo
al 31 de diciembre de 2001)

	Años terminados el 31 de diciembre de 2001	2000
Operación		
Utilidad neta	$ 5,908,652	$ 5,990,239
Más: Partidas aplicadas a resultados que no requirieron el uso de recursos:		
Depreciación	16,752,861	17,332,976
Amortización	2,220,646	2,235,046
Impuestos diferidos	1,389,565	2,086,466
Participación en los resultados de compañías asociadas	418,469	937,462
Resultado de operaciones escindidas	328,773	(916,112)
Interés minoritario	15,907,830	19,399,305
Cambios en activos y pasivos de operación:		
(Incremento) decremento en:		
Cuentas por cobrar	1,846,848	(5,519,694)
Inventarios	(138,688)	(405,857)
Pagos anticipados	704,446	363,400
Incremento (decremento) en:		
Pensiones y primas de antigüedad:		
Reserva	3,556,858	3,536,433
Aportaciones al fondo en fideicomiso	(4,894,966)	(1,887,095)
Pagos directos al personal	(3,041,014)	(2,605,701)
Cuentas por pagar y pasivos acumulados	4,188,140	5,580,621
Impuestos por pagar	540,568	(3,710,993)
Créditos diferidos	(316,145)	1,336,900
Recursos generados por la operación	45,372,843	43,753,396
Financiamiento		
Nuevos préstamos	73,110,341	65,644,732
Pagos de préstamos	(77,677,862)	(35,542,956)
Efecto de la variación de la deuda a pesos constantes y de la fluctuación cambiaria	(5,311,608)	(5,525,502)

(continúa)

FILE No. 82-4379

CARSO GLOBAL TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS

Estados consolidados de cambios en la situación financiera

(Miles de pesos de poder adquisitivo
al 31 de diciembre de 2001)

	Años terminados el 31 de diciembre de 2001	2000
(Disminución) aumento de capital social y utilidades acumuladas por (compra) recolocación de acciones propias	(932,118)	(2,834,819)
Compra de acciones propias de la subsidiaria	(13,715,382)	(24,672,187)
Pago de dividendos a los accionistas minoritarios	(4,556,528)	(5,108,718)
Incremento de capital social por fusión	3,831	2,490,930
Recursos generados (aplicados) en actividades de financiamiento	(29,079,326)	(5,548,520)
Inversión		
Planta, propiedades y equipo	(22,944,770)	(18,457,936)
Inventarios	786,725	(312,643)
Compañías subsidiarias y asociadas, neto	(745,580)	(9,425,907)
Valores negociables	(318,346)	(370,395)
Recursos utilizados en actividades de inversión	(23,221,971)	(28,566,881)
Cambio neto en activos y pasivos de operaciones escindidas	26,680	(23,172,908)
(Disminución) aumento de efectivo e inversiones temporales	(6,901,774)	(13,534,913)
Efectivo e inversiones temporales al principio del año	14,537,781	28,072,694
Efectivo e inversiones temporales al final del año	$ 7,636,007	$ 14,537,781

Véanse las notas que se acompañan.

CARSO GLOBAL TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS

Notas de los estados financieros consolidados

Al 31 de diciembre de 2001 y 2000
(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

1. Actividades de la Compañía y políticas contables

I. Actividades de la Compañía

Carso Global Telecom, S.A. de C.V. (en lo sucesivo Telecom, o conjuntamente con sus subsidiarias, la Compañía) se constituyó el 24 de junio de 1996, como resultado de la escisión de Grupo Carso, S.A. de C.V. (Grupo Carso), según acuerdo de la Asamblea General Extraordinaria de Accionistas celebrada el 30 de abril de 1996.

Los activos principales de Telecom al 31 de diciembre de 2001 y 2000, están representados por la inversión en acciones de Teléfonos de México, S.A. de C.V. y sus subsidiarias (en lo sucesivo Telmex), y otras empresas relacionadas con la industria de las telecomunicaciones. Adicionalmente, América Móvil, S.A. de C.V. y sus subsidiarias (en lo sucesivo América Móvil) al 31 de diciembre de 2000.

La Asamblea General Extraordinaria de accionistas de Carso Global Telecom, S.A. de C.V. celebrada el 30 de noviembre de 2001, aprobó la escisión del segmento de telecomunicaciones inalámbricas y la mayoría de sus operaciones internacionales, subsistiendo esta como sociedad escindente, y aportando parte de sus activos, pasivos y capital a América Telecom, S.A. de C.V. (en lo sucesivo América Telecom), básicamente los relacionados con la inversión en América Móvil, S.A. de C.V.

Telmex y América Móvil prestan servicios de telecomunicación principalmente en México, y a partir de 1999, a través de sus subsidiarias, en los Estados Unidos de América (E.U.A.), Guatemala, Ecuador, Argentina, Brasil, Puerto Rico y España.

La Asamblea General Extraordinaria de accionistas de Carso Global Telecom, S.A. de C.V. celebrada el 21 de diciembre de 2001, aprobó la fusión de Carso Global Telecom, S.A. de C.V. como compañía fusionante, con sus subsidiarias Banesci2000, S.A. de C.V. (Banesci) e Inveresci2000, S.A. de C.V. (Inveresci) como compañías fusionadas.

Los ingresos de Telmex provienen principalmente de servicios de telecomunicación que incluyen, entre otros, larga distancia nacional e internacional, servicio telefónico local, servicios de transmisión de datos, internet e interconexión a la red local de Telmex de las redes de operadores nacionales de larga distancia, de compañías celulares y de operadores de servicio local. La Compañía también obtiene otros ingresos relacionados con su operación telefónica, como los provenientes de la publicación del directorio telefónico. A finales de 1996, se inició la competencia para prestar servicios de larga distancia nacional e internacional. En 1999 se inició la competencia en el servicio de telefonía básica local.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

1. Actividades de la Compañía (continúa)

La concesión revisada otorgada por el Gobierno Federal al amparo de la cual opera Telmex, se firmó el 10 de agosto de 1990 con vigencia hasta el año 2026 y posibilidad de una renovación posterior de quince años; entre otros aspectos importantes, la concesión establece los requisitos para la prestación del servicio y define las bases para la regulación de tarifas.

II. Políticas y prácticas contables

A continuación se resumen las principales políticas y prácticas contables utilizadas por la Compañía en la preparación de sus estados financieros:

a) Consolidación

Al 31 de diciembre de 2001, Telecom posee el 31.39% (29.57% en 2000) del total de las acciones en circulación de Telmex. De este porcentaje, Telecom detenta la tenencia del 65.94% y 55.20% de las acciones de voto de Telmex al 31 de diciembre de 2001 y 2000, respectivamente (ver Nota 7 para mayor información).

Al 30 de noviembre de 2001, fecha de la escisión antes descrita, y al 31 de diciembre de 2000, Telecom poseía el 31.55% y 29.57% del total de las acciones en circulación de América Móvil, y el 61.81% y 55.20% de las acciones de voto.

Los estados financieros consolidados incluyen las cuentas de Telmex y de América Móvil; esta última presentada en las operaciones escindidas. Todas las compañías operan en el ramo de telecomunicaciones o prestan sus servicios a empresas relacionadas con esta actividad.

Además de Telmex, los estados financieros consolidados adjuntos incluyen las cuentas de las subsidiarias Multimedia Corporativo, S.A. de C.V. (Multimedia), Global Telecom, LLC. (Global), Empresas y Controles en Comunicaciones, S.A. de C.V. (Empresas y Controles), Banesci e Inveresci en las que prácticamente se tiene la totalidad de las acciones.

El interés minoritario que se muestra en los estados financieros adjuntos, se refiere básicamente a la participación de otros accionistas en Telmex y América Móvil.

Los saldos y operaciones intercompañías importantes han sido eliminados en los estados financieros consolidados.

1. Actividades de la Compañía y políticas contables (continúa)

b) Reconocimiento de ingresos

En general, los ingresos por servicios telefónicos se reconocen cuando se presta el servicio.

Los ingresos por servicio local están representados por cargos por instalación de nuevas líneas, por la renta mensual del servicio, por servicio medido con base en el número de llamadas y cargos por otros servicios a los clientes, que incluyen entre otros, cargos por interconexión de usuarios del sistema fijo con usuarios celulares.

Los ingresos por los servicios de larga distancia nacional e internacional se determinan con base en el tiempo de duración de las llamadas y en el tipo de servicio utilizado. Todos estos servicios se facturan mensualmente con base en las tarifas autorizadas por la Secretaría de Comunicaciones y Transportes (S.C.T.) a través de la Comisión Federal de Telecomunicaciones (COFETEL). Los ingresos por servicio de larga distancia internacional, también incluyen los que se obtienen de las administraciones u operadores internacionales por el uso de las instalaciones de la Compañía para interconectarse; estos servicios están regulados mediante contratos que la Compañía tiene con estas administraciones u operadores telefónicos en otros países. En estos contratos se definen las tarifas de liquidación a nivel internacional. Los ingresos por este servicio representan el importe neto de la liquidación.

A partir de 2000, en virtud del importante crecimiento en la venta de tarjetas de servicios telefónicos prepagados y su potencial en el futuro, la Compañía cambió su política contable relativa al reconocimiento de ingresos provenientes de su venta, difiriendo su ingreso con base en una estimación del consumo del tiempo al que da derecho la tarjeta prepagada.

c) Reconocimiento de los efectos de la inflación en la información financiera

La Compañía incorpora los efectos de la inflación en la información financiera con base en las disposiciones del Boletín B-10 "Reconocimiento de los efectos de la inflación en la información financiera", emitido por el Instituto Mexicano de Contadores Públicos, A.C. (IMCP); consecuentemente, las cifras de los estados financieros y sus notas se expresan en miles de pesos de poder adquisitivo al 31 de diciembre de 2001. El factor de actualización aplicado a los estados financieros al 31 de diciembre de 2000 fue del 4.40 %, que corresponde a la inflación aplicable del 1° de enero al 31 de diciembre de 2001, de acuerdo con el Indice Nacional de Precios al Consumidor (INPC) publicado por el Banco de México.

La planta, propiedades y equipo, así como las construcciones en proceso, se actualizaron como se indica en la Nota 5. La planta y equipo telefónico son depreciados por el método de retiros y reemplazos y el resto de los activos mediante línea recta con base en la vida útil estimada de los mismos.

1. Actividades de la Compañía y políticas contables (continúa)

c) Reconocimiento de los efectos de la inflación en la información financiera (concluye)

Los inventarios se valúan por el método de costos promedios y se actualizan con base en índices específicos que se asemejan a su valor de reposición, sin exceder a su valor de mercado.

Otros activos no monetarios fueron reexpresados usando factores de ajuste del INPC.

Las cuentas de capital social, prima en venta de acciones y utilidades acumuladas fueron actualizadas mediante factores de ajuste derivados del INPC.

En otras partidas de utilidad integral acumuladas, se incluye la insuficiencia en la actualización del capital, la cual se integra por el superávit acumulado por posición monetaria a la fecha de la primera aplicación del Boletín B-10, proveniente de la compañía escindida (Grupo Carso), y por el Resultado por Tenencia de Activos No Monetarios (RETANM) que representa la diferencia neta entre el método de indización específica (ver Nota 5) y el de cambios en el nivel general de precios.

La ganancia monetaria neta representa el impacto de la inflación en los activos y pasivos monetarios. Los importes relativos se incluyeron en el estado de resultados como parte del costo integral de financiamiento.

El Boletín B-12 establece la presentación del estado de cambios en la posición financiera, con base en los estados financieros expresados en pesos constantes de acuerdo con el Boletín B-10. El Boletín B-12 determina los orígenes y las aplicaciones de recursos mediante la diferencia entre los saldos iniciales y finales de los estados financieros en pesos constantes. De acuerdo con este boletín, las ganancias y pérdidas monetarias y cambiarias, no se incluyen en la determinación de los recursos obtenidos de las operaciones.

d) Inversiones temporales

Las inversiones temporales, representadas principalmente por depósitos a plazos en instituciones financieras, se presentan a su valor de mercado.

e) Valores negociables

Este renglón incluye inversiones en acciones de empresas con fines de negociación e incluye bonos emitidos por gobiernos extranjeros y se presentan a su valor de mercado.

1. Actividades de la Compañía y políticas contables (continúa)

f) Inversión en compañías asociadas

La inversión en acciones de asociadas se valúa a través del método de participación. En términos generales, este método consiste en reconocer contablemente la participación que se tiene en los resultados y en el RETANM de las asociadas, conforme éstos se van generando (ver Nota 7).

g) Crédito mercantil

El crédito mercantil originado por la adquisición de las acciones de Telmex se amortiza en cinco años y de otras subsidiarias y asociadas se amortizan en periodos de 5 a 10 años.

h) Fluctuaciones cambiarias

Las operaciones en monedas extranjeras se registran al tipo de cambio en vigor a la fecha de su celebración. Los activos y pasivos en monedas extranjeras se valúan al tipo de cambio de la fecha del balance. Las diferencias cambiarias se aplican a resultados.

i) Obligaciones laborales

Los costos de pensiones y primas de antigüedad se reconocen periódicamente durante los años de servicio del personal, con base en cálculos actuariales efectuados por actuarios independientes, mediante el método de crédito unitario proyectado, utilizando hipótesis financieras netas de inflación, de conformidad con el Boletín D-3 emitido por el IMCP (ver Nota 9). Las indemnizaciones al personal se cargan a los resultados del ejercicio en que se conocen.

j) Impuesto sobre la renta y participación de los trabajadores en las utilidades

A partir del 1° de enero de 2000 entró en vigor el nuevo Boletín D-4, "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad", emitido por el IMCP, mediante el cual se modificaron las reglas de valuación y presentación del impuesto sobre la renta diferido (impuestos diferidos). En términos generales, el nuevo boletín requiere el reconocimiento de impuestos diferidos básicamente por todas las diferencias temporales entre los saldos contables y fiscales del balance general, aplicando la tasa fiscal vigente a la fecha de los estados financieros. Hasta el 31 de diciembre de 1999, sólo se reconocían impuestos diferidos sobre las diferencias temporales que se consideraban no recurrentes y cuya materialización podía preverse en un período definido. Con base en lo anterior, la provisión para impuesto sobre la renta, incluye tanto el impuesto del ejercicio como el diferido. Ver Nota 16 para información adicional.

El nuevo boletín no cambió la contabilización de la participación de los trabajadores en las utilidades.

1. Actividades de la Compañía y políticas contables (continúa)

k) Bases de conversión de estados financieros de subsidiarias y asociadas en el extranjero

Los estados financieros de las subsidiarias y asociadas ubicadas en Guatemala, Ecuador, Argentina, Brasil, España, Puerto Rico y E.U.A., que fueron transferidas a América Telecom en la escisión descrita en la Nota 2, representan el 5% y 1.5% de los ingresos netos consolidados y el 12% y 1.6% de los activos totales en 2001 y 2000, respectivamente, se mantienen en la moneda local de cada país y se convierten a pesos, al igual que las subsidiarias que permanecen en Telecom, de conformidad con el Boletín B-15 "Transacciones en moneda extranjera y conversión de estados financieros de operaciones extranjeras" emitido por el IMCP, como sigue:

Excepto por lo que se menciona en el párrafo siguiente, las cifras de las subsidiarias extranjeras fueron convertidas a pesos mexicanos, considerando a dichas entidades como operaciones extranjeras, por lo que todos los saldos del balance, excepto los relativos al capital contable, fueron convertidos al tipo de cambio vigente al cierre del ejercicio; las cuentas de capital contable fueron convertidas al tipo de cambio vigente al momento de la transacción o de la generación de las utilidades. El estado de resultados fue convertido al tipo de cambio de cierre del período que se informa.

Los estados financieros de la subsidiaria Global Telecom, LLC, (Global) domiciliada en los E.U.A., fueron convertidos a pesos mexicanos, considerando a Global como una operación extranjera integrada, por lo que las partidas no monetarias de sus estados financieros se convirtieron a pesos al tipo de cambio histórico, reconociéndose los efectos de la inflación en México de acuerdo con principios de contabilidad generalmente aceptados en México.

Los efectos de la inflación y las variaciones en los tipos de cambio fueron inmateriales y se presentan como parte del RETANM del período.

l) Utilidad integral

A partir del 1° de enero de 2001 entró en vigor el Boletín B-4, "Utilidad integral", emitido por el IMCP. La utilidad integral en Telecom es la utilidad neta del periodo presentada en el estado de resultados, más los efectos en el periodo de obligaciones laborales y RETANM, netos de impuestos diferidos, aplicados directamente al capital contable.

m) Utilidad por acción

La utilidad por acción se determinó de conformidad con lo establecido en el Boletín B-14 emitido por el IMCP (ver Nota 15).

1. Actividades de la Compañía y políticas contables (continúa)

n) Uso de estimaciones

La preparación de estados financieros de acuerdo con principios de contabilidad generalmente aceptados requiere del uso de estimaciones en la valuación de algunos de sus renglones. Los resultados que finalmente se obtengan pueden diferir de las estimaciones realizadas.

o) Concentración de riesgo

La Compañía invierte una parte del excedente de efectivo en depósitos en efectivo en instituciones financieras con buenas calificaciones crediticias, y tiene establecidos lineamientos relativos a su diversificación y vencimientos que buscan seguridad y liquidez. La Compañía no ha tenido pérdidas importantes en sus inversiones en valores negociables. Telecom considera que no tiene concentraciones importantes de riesgos crediticios en sus cuentas por cobrar, ya que su base de clientes es amplia y geográficamente diversa.

La Compañía opera internacionalmente y por consecuencia está expuesta a riesgos de mercado por fluctuaciones cambiarias.

p) Instrumentos financieros

A partir del 1° de enero de 2001 entró en vigor el nuevo Boletín C-2, "Instrumentos financieros", emitido por el IMCP, que establece las reglas generales que deben seguir los emisores e inversionistas de instrumentos financieros para la valuación, presentación y revelación de los instrumentos financieros en su información financiera; este boletín requiere que se registren a su valor razonable, como activos y pasivos los efectos de los instrumentos financieros que se tengan contratados, afectando los resultados del ejercicio por el efecto de los mismos, excepto por aquellos instrumentos que han sido designados y que funcionan efectivamente como cobertura de activos y pasivos. Con la finalidad de protegerse de los riesgos derivados de las fluctuaciones de tasas de interés, tipo de cambio y precios de acciones, la Compañía utiliza instrumentos financieros derivados tales como swaps de tasas de interés, contratos forward, y opciones. Ciertos instrumentos han sido designados como coberturas. Las utilidades o pérdidas se aplican a resultados conforme se incurren, presentándose netas de las utilidades o pérdidas de los riesgos que están cubriendo. El valor razonable corresponde al valor por el cual la empresa puede intercambiar un activo o liquidar un pasivo en una transacción de libre competencia. Los valores razonables estimados han sido determinados utilizando la información disponible en el mercado, con base en una metodología apropiada de valuación.

1. Actividades de la Compañía y políticas contables (concluye)

q) Reclasificaciones

Algunas cifras de los estados financieros de 2000 han sido reclasificadas para conformar su presentación con la utilizada en 2001.

2. Operaciones escindidas

El 30 de noviembre de 2001, los accionistas de Telecom aprobaron la escisión del segmento de telecomunicaciones inalámbricas y la mayoría de sus operaciones internacionales. Como consecuencia de la escisión, América Telecom se constituyó como una empresa mexicana independiente de Telecom, a la que se le traspasaron ciertos activos, pasivos y capital relacionados con estas operaciones, básicamente América Móvil quien a través de sus subsidiarias, Radiomóvil Dipsa, S.A. de C.V. (Telcel), Global Central América, S.A. de C.V. (GCA) y Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel) principalmente, tiene licencias para instalar, operar y administrar servicios de radiotelefonía móvil en México, Guatemala y Ecuador respectivamente. Las licencias en México vencerán en distintas fechas entre los años 2009 y 2015; las licencias en Ecuador y Guatemala vencerán entre los años 2009 y 2014, respectivamente.

Ni Telecom ni América Telecom tendrán acciones de la otra. En la escisión, cada accionista de Telecom se convirtió en accionista de América Telecom, y como consecuencia, ambas compañías son controladas por el mismo grupo de accionistas. Sin embargo, la relación entre las dos compañías se limitará a: (a) convenios relacionados con la implantación de la escisión, (b) relaciones comerciales que surjan en el curso ordinario de los negocios entre un operador de servicios fijos de telecomunicaciones y un operador de servicios inalámbricos de telecomunicaciones, como se describe en el párrafo anterior.

En los estados financieros adjuntos, los activos y pasivos de las entidades escindidas se incluyeron en los renglones de activos y pasivos circulantes y no circulantes de las operaciones escindidas, y los ingresos y gastos de estas entidades forman parte en el estado de resultados en el renglón de la utilidad de operaciones escindidas, neta de impuesto sobre la renta y participación de los trabajadores en las utilidades. Las cifras de los estados financieros de 2000 antes de la fecha de la escisión, y las notas relativas, se reestructuraron para presentar los activos y pasivos y los ingresos, costos y gastos de la operación continua de Telecom por separado de las operaciones escindidas.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

2. Operaciones escindidas (continúa)

Los activos y pasivos de las operaciones escindidas fueron transferidos a América Telecom a su valor en libros. El importe del capital contable que se transfirió a América Telecom en la escisión, representa la diferencia entre los activos y los pasivos transferidos y fue contabilizado como una reducción del capital contable de Telecom al momento de la escisión.

Los activos circulantes de las operaciones escindidas incluyen $10,687,896 al 31 de diciembre de 2000, del papel comercial emitido por Telmex que poseía una subsidiaria escindida. Antes de esta reestructuración, la inversión correspondiente se eliminaba en los estados financieros de Telecom El pasivo respectivo se incluye en el pasivo circulante de las operaciones continuas.

El interés ganado por la subsidiaria proveniente de los pagarés a mediano plazo y el papel comercial de Telmex, por un importe de $211,256 y $3,094,530 en los periodos terminados el 30 de noviembre de 2001 y el 31 de diciembre de 2000, respectivamente, se incluye en los resultados de las operaciones escindidas.

Esta inversión en papel comercial fue transferida a América Telecom, porque fue designada principalmente para su uso en inversiones relacionadas con la operación de América Telecom La inversión y el interés ganado respectivo fueron contabilizados como parte de las operaciones escindidas.

El resumen del balance general al 31 de diciembre de 2000 y los estados de resultados por los periodos de once y doce meses terminados el 30 de noviembre de 2001 y el 31 de diciembre de 2000, respectivamente, se muestra a continuación:

Balance general al 31 de diciembre de 2000

Activo	
Activo circulante:	
Efectivo e inversiones temporales	$ 22,501,862
Valores negociables	1,689,860
Cuentas por cobrar, neto	5,575,187
Inventarios, neto	3,747,025
Pagos anticipados y otros activos	504,234
Suma el activo circulante	34,018,168
Planta, propiedades y equipo, neto	30,798,152
Inventarios, destinados para la construcción de la planta telefónica	3,807,882
Licencias, neto	2,519,747
Inversiones permanentes	13,409,777
Crédito mercantil, neto	7,409,766
Suma el activo no circulante	57,945,324
Suma el activo escindido	$ 91,963,492

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

2. Operaciones escindidas (concluye)

Balance general al 31 de diciembre de 2000

Pasivo y capital contable	
Pasivo circulante:	
Porción circulante de la deuda a largo plazo	$ 12,243,899
Cuentas por pagar y pasivos acumulados	11,009,558
Impuestos por pagar	551,232
Suma el pasivo circulante	23,804,689
Deuda a largo plazo	2,317,351
Impuestos diferidos	2,670,946
Créditos diferidos	1,199,009
Suma el pasivo a largo plazo	6,187,306
Suma el pasivo	29,991,995
Capital contable escindido	61,971,497
Suman el pasivo y la inversión neta de activos escindidos	$ 91,963,492

Estados de resultados

	Periodos terminados el 30 de noviembre de 2001 (Once meses)	Periodos terminados el 31 de diciembre de 2000 (Doce meses)
Ingresos de operación	$ 37,429,359	$ 30,474,487
Costo y gastos de operación	30,718,566	27,531,993
Utilidad de operación	6,710,793	2,942,494
(Costo) producto integral de financiamiento, neto	(1,810,190)	2,118,643
Utilidad antes del impuesto sobre la renta y la participación de los trabajadores en las utilidades	4,900,603	5,061,137
Provisiones para:		
Impuesto sobre la renta	2,298,601	3,148,639
Participación de los trabajadores en las utilidades	214,255	172,055
Utilidad antes de la participación en los resultados de asociadas e interés minoritario	2,387,747	1,740,443
Participación en los resultados de asociadas	(2,905,881)	(1,044,754)
(Pérdida) utilidad antes del interés minoritario	(518,134)	695,689
Interés minoritario en pérdidas de subsidiarias	189,361	220,423
(Pérdida) utilidad neta mayoritaria escindida	$ (328,773)	$ 916,112

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

3. Valores negociables

Al 31 de diciembre de 2001, la Compañía tiene inversiones en acciones de empresas por $1,056,217 ($737,871, en 2000) con el fin de negociarlas. La Compañía incluyó en el costo integral de financiamiento de 2001, pérdidas provenientes de la disminución del valor en acciones no realizadas por $203,546 (pérdidas por $1,646,407 en 2000). La ganancia neta realizada por venta de valores negociables en 2001, ascendió a $1,314,693 (ganancia neta realizada de $3,105,325 en 2000).

4. Cuentas por cobrar

Las cuentas por cobrar se integran como sigue:

	2001	2000
Suscriptores	$ **18,364,566**	$ 17,394,476
Servicios de enlace	**709,409**	1,298,323
Partes relacionadas	**600,931**	841,956
Otras	**2,649,403**	5,936,996
	22,324,309	25,471,751
Menos:		
Estimación para cuentas incobrables	**1,729,755**	3,030,349
Total	$ **20,594,554**	$ 22,441,402

En diciembre de 2000 Telmex y sus dos principales competidores de larga distancia acordaron, entre otras cosas, las tarifas de interconexión para llamadas de larga distancia, resolviendo las disputas que sobre dichas tarifas existían. Las partes acordaron además, retirar sus procedimientos legales pendientes relacionados con los asuntos en disputa. Bajo este acuerdo, los competidores le pagaron en 2000 a Telmex U.S.$139 millones (neto de impuesto) por concepto de servicios de interconexión proporcionados en el pasado, con lo que Telmex canceló $1,775,000 aproximadamente, de la estimación para cuentas incobrables que conservadoramente había establecido.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

5. Planta, propiedades y equipo

a) El rubro de planta, propiedades y equipo se integra como sigue:

	2001	2000
Planta y equipo telefónico	$ 176,372,523	$ 173,876,040
Terrenos y edificios	25,275,966	24,927,028
Equipo de cómputo y otros activos	20,936,070	19,604,915
	222,584,559	218,407,983
Menos:		
Depreciación acumulada	120,146,075	117,637,865
Neto	102,438,484	100,770,118
Construcciones en proceso y anticipos a proveedores de equipo	12,015,902	10,435,368
Total	$ 114,454,386	$ 111,205,486

La planta, propiedades y equipo, incluyen los siguientes activos bajo arrendamiento capitalizable:

	2001	2000
Activos bajo arrendamiento capitalizable	$ 2,720,509	$ 1,678,089
Menos depreciación acumulada	224,254	71,747
	$ 2,496,255	$ 1,606,342

b) Hasta el 31 de diciembre de 1996 los valores de la planta telefónica se actualizaron con base en la fecha y costo de adquisición de las inversiones, aplicando factores resultantes de índices específicos determinados por la Compañía, revisados por un perito valuador independiente registrado en la Comisión Nacional Bancaria y de Valores (CNBV).

A partir del 1° de enero de 1997 el Boletín B-10 eliminó el uso de avalúos para la presentación de planta, propiedades y equipo en los estados financieros. Al 31 de diciembre de 2001 y 2000, este renglón se determinó como sigue:

- El valor de avalúo al 31 de diciembre de 1996 de la planta telefónica proveniente del extranjero, así como el costo de las adquisiciones de estos activos posteriores a esta fecha, fueron actualizados con base en la inflación del país de origen del activo y el tipo de cambio vigente a la fecha de los estados financieros (factores de indización específicos).

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

5. Planta, propiedades y equipo (concluye)

- El valor de avalúo de los terrenos, edificios y otros activos fijos de procedencia nacional al 31 de diciembre de 1996, así como los costos de las adiciones posteriores a esta fecha, fueron actualizadas por medio del INPC.

Al 31 de diciembre de 2001 y 2000 el 51% aproximadamente del valor de la planta, propiedades y equipo, ha sido actualizado por medio de factores de indización específicos.

c) A continuación se presentan los renglones de planta, propiedades y equipo al 31 de diciembre de 2001 y 2000, actualizados por el INPC al 31 de diciembre de 2001 (tomando como punto de partida los valores de avalúo al 31 de diciembre de 1996), para dar cumplimento a la disposición de la CNBV que requiere esta revelación cuando los activos fijos se actualicen por medio de factores de indización específicos:

	2001	2000
Planta y equipo telefónico	$ **221,971,435**	$ 210,524,123
Terrenos y edificios	**25,275,966**	24,927,028
Equipo de cómputo y otros activos	**24,689,649**	22,509,082
	271,937,050	257,960,233
Menos:		
Depreciación acumulada	**152,030,632**	142,756,072
Neto	**119,906,418**	115,204,161
Construcciones en proceso y anticipos a proveedores de equipo	**12,323,047**	10,536,148
Total	$ **132,229,465**	$ 125,740,309

d) La depreciación de la planta telefónica se calcula utilizando tasas anuales que fluctúan entre el 3.3% y el 16.7%. El resto de los activos se deprecian a tasas que van del 3.3% al 33.3%. El importe aplicado a los costos y gastos de operación por este concepto ascendió a $16,752,861 en 2001 y a $17,332,976, en 2000.

6. Licencias

En mayo de 1998 Telmex adquirió del Gobierno Federal concesiones para operar bandas de frecuencias del espectro radioeléctrico, para la prestación del servicio de telefonía inalámbrica fija que tuvieron un costo de $573,970. En diciembre de 1997, la Compañía también adquirió del Gobierno Federal concesiones para operar bandas de frecuencias del espectro radioeléctrico para enlaces de microondas punto a punto y punto a multipunto por $171,833. Estos costos se están amortizando en 20 años.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

6. Licencias (concluye)

Al 31 de diciembre de 2001 y 2000, el costo de las licencias y su amortización se integran como sigue:

	2001	2000
Inversión	$ 745,803	$ 745,803
Amortización acumulada	137,160	99,913
Importe neto	$ 608,643	$ 645,890

La amortización anual de estas licencias fue de $37,247 en cada ejercicio.

7. Inversiones permanentes

I. La integración de este renglón al 31 de diciembre de 2001 y 2000, es como sigue:

	2001	2000
The Telvista Company	$ 362,802	$ -
Technology and Internet, LLC	320,567	390,228
Sinergia Soluciones Integrales de Energía, S.A. de C.V.	148,671	154,948
Williams Communications Group, Inc.	99,098	1,075,093
Prodigy Communications Corporation	-	1,279,012
McLeod USA, Inc.	-	89,767
Otras	288,699	109,288
Total	$ 1,219,837	$ 3,098,336

Excepto cuando se indique lo contrario, las inversiones en las asociadas antes descritas se valuaron mediante el método de participación.

i) The Telvista Company

En junio de 2001 Telmex invirtió U.S.$ 47 millones en The Telvista Company (Telvista), equivalentes al 45% de su capital social. Telvista es una empresa que se dedica a servicios de telemercadeo en E.U.A.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

7. Inversiones permanentes (continúa)

ii) Technology and Internet, LLC

En 2001 Telmex efectuó contribuciones de capital en Technology and Internet, LLC (TAI), equivalentes al 50% de su capital social por un total de U.S.$3 millones (U.S.$103 millones en 2000). TAI ha realizado inversiones en compañías que se dedican a desarrollar comercio electrónico a través de internet, ubicadas principalmente en E.U.A. y Latinoamérica.

iii) Sinergia Soluciones Integrales de Energía, S.A. de C.V. (Sinergia)

En 2000 Telecom suscribió y pagó un aumento de capital en Sinergia por $150,962 ($144,600 a valores nominales). Por la aplicación del método de participación en Sinergia, la Compañía acreditó a los resultados de 2001 y 2000 la cantidad de $11,613 y $4,674, respectivamente.

iv) Williams Communications Group, Inc.

En mayo de 1999 la Compañía, a través de Telmex, celebró un acuerdo con Williams Communications Group, Inc. (Williams), la cual proporciona servicios de telecomunicaciones en E.U.A., para adquirir aproximadamente el 1% de las acciones que conforman su capital social, transacción que fue consumada en octubre de 1999. Williams y Telmex acordaron interconectar sus redes de fibra óptica y larga distancia para proveer servicios de telecomunicaciones internacionales. En virtud de que al 31 de diciembre de 2001 el valor de mercado de las acciones de esta emisora presenta una baja sustancial, la Compañía decidió reconocer en los resultados del periodo la baja de valor de este activo por $ 881,618; el importe de la minusvalía se incluyó en el costo integral de financiamiento.

v) Prodigy Communications Corporation

A partir de 1997 y hasta 2000 la Compañía invirtió U.S.$149 millones aproximadamente en Prodigy Communications Corporation (Prodigy), empresa que se dedica a la prestación del servicio de internet en E.U.A. En mayo y junio de 2000 otros accionistas efectuaron aportaciones de capital a un valor superior al contable, lo que aun cuando diluyó la participación de la Compañía en 22.70%, incrementó su valor contable proporcional en $1,318,37, importe que la Compañía acreditó a los resultados de dicho ejercicio. Al 31 de diciembre de 2000 la participación accionaria de la Compañía en el capital de Prodigy fue del 27.18%. En noviembre de 2001, la Compañía vendió a una parte relacionada, la totalidad de su participación en Prodigy en U.S.$276.62 millones, aproximadamente, operación que generó una utilidad de $520,303. El crédito mercantil al 31 de diciembre de 2000 por $1,519,553, generado por estas adquisiciones, se estaba amortizando en un periodo de 5 años.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

7. Inversiones permanentes (continúa)

vi) McLeod USA, Inc.

Al 31 de diciembre de 2000 la participación accionaria en McLeod USA, Inc. es del 1.72%. Esta inversión se presenta al costo de adquisición actualizado por factores derivados del INPC. Durante 2000, la Compañía vendió 6 millones de acciones aproximadamente en U.S.$236 millones, aproximadamente, resultando una utilidad de $2,506,340. En enero y febrero de 2001, se vendieron el resto de las acciones, obteniendo una utilidad por $1,680,645.

vii) MCom Wireless, S.A. (Mcom)

La inversión en MCom se venía reconociendo por el método de participación; debido a importante pérdida de operación de esta compañía su capital contable se convirtió en negativo. En tal virtud y de que no se tiene la obligación de hacer aportaciones adicionales al capital (excepto por lo que se indica en el siguiente párrafo), a partir de 1999 Telecom decidió cancelar el valor de esta inversión.

En 2000 la Compañía en su carácter de avalista, pagó un adeudo a cargo de MCom por U.S.$36.7 millones, importe que cargó a los resultados de dicho ejercicio en virtud de que su recuperación no está garantizada. Al 31 de diciembre de 2001 esta cuenta asciende a U.S.$ 41.4 millones, importe que se encuentra totalmente reservado.

viii) Otras inversiones

Durante 2001, Telmex efectuó otras inversiones en compañías asociadas por U.S.$33 millones, la mayoría relacionadas con la industria de telecomunicaciones.

El total invertido en compañías asociadas durante 2001 ascendió a U.S.$83 millones, aproximadamente (U.S.$123 millones en 2000). El crédito mercantil generado por estas inversiones no fue significativo.

La participación en los resultados de compañías asociadas representó un cargo a resultados de $418,469 en 2001 (cargo de $937,462 en 2000).

7. Inversiones permanentes (continúa)

ix) Evento posterior

El 16 de enero de 2002 Telmex, junto con Forstsmann Little & Co. (Forstsmann Little) ubicada en los E.U.A., firmaron un acuerdo en el que se comprometieron cada uno a efectuar una aportación de hasta U.S.$400 millones al capital de XO Communications, Inc. (XO), proveedor de servicios de telecomunicaciones de banda ancha, aportación con la cual se espera que Telmex adquiera hasta el 39% de participación en XO. La consumación del mismo está condicionada, entre otras cosas, a la completa reestructuración por parte de XO, de su balance general, así como a la aprobación de la transacción por parte de las autoridades correspondientes. XO continuará sus negociaciones con instituciones financieras y tenedores de bonos, de tal forma que una vez lograda la reestructuración de su pasivo se celebre el acuerdo definitivo con Telmex y Forstmann Little.

II. Subsidiarias (número de acciones en miles)

El número de acciones de Telmex y el porcentaje de tenencia accionaria en relación al total de las acciones de cada una de las series que Telecom tiene al 31 de diciembre de 2001 y 2000, es como sigue:

	Número de acciones		% de tenencia de	
Serie	**2001**	2000	**2001**	2000
AA	**3,000,000**	1,944,234	**69.65**	59.53
A	**45,998**	45,998	**14.69**	13.56
L	**1,086,937**	2,152,656	**12.72**	20.69

En 2001, se vendieron 9,953 de acciones de la serie "L" por U.S.$16.7 millones, resultando una utilidad de U.S.$3.6 millones aproximadamente, que se aplicó a los resultados del ejercicio.

En 2000, Telecom adquirió 174.8 millones de acciones de Telmex de la Serie "L" por U.S.$285.5 millones, aproximadamente.

Durante 2001 y conforme a los estatutos de Telmex, Telecom canjeó 1,055,766 acciones de la Serie "L" de la emisora por igual número de acciones de la Serie "AA".

El crédito mercantil generado por las adquisiciones efectuadas durante 2000 por $1,453,387, se está amortizando en un período de 5 años.

7. Inversiones permanentes (continúa)

III. Crédito Mercantil

Un análisis del crédito mercantil al 31 de diciembre de 2001 y 2000, se presenta a continuación:

	2001	2000
Crédito mercantil:		
Asociadas	$ 278,807	$ 1,865,135
Telmex	3,533,160	5,064,603
	$ 3,811,967	$ 6,929,738

Durante 2001 y 2000 el crédito mercantil amortizado ascendió a $2,183,399 y $2,197,799, respectivamente.

IV. Otras inversiones escindidas

La descripción de las inversiones que fueron escindidas a América Telecom, se incluye a continuación:

i) América móvil (número de acciones en miles)

El número de acciones de América Móvil y el porcentaje de tenencia accionaria en relación al total de las acciones de cada una de las series que Telecom tiene al 30 de noviembre de 2001 y al 31 de diciembre de 2000, es como sigue:

Serie	Número de acciones: 30 de noviembre de 2001	Número de acciones: 31 de diciembre de 2000	% de tenencia de: 30 de noviembre de 2001	% de tenencia de: 31 de diciembre de 2000
AA	**2,500,000**	1,944,234	**65.67**	59.53
A	**48,139**	45,998	**15.25**	13.56
L	**1,624,688**	2,152,656	**17.84**	20.69

En 2001 la Compañía adquirió 29,798 acciones de América Móvil de la Serie "L" por $283 millones, aproximadamente. El crédito mercantil generado por estas adquisiciones ascendió a $95,932. En 2001, se vendieron 2,000 acciones de la Serie "L" por U.S.$1.8 millones, resultando una utilidad de U.S.$0.7 millones aproximadamente.

Adicionalmente, la Compañía adquirió 2,141 acciones de América Móvil de la Serie "A" por U.S.$ 1.8 millones, aproximadamente.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

7. Inversiones permanentes (continúa)

En enero de 2001 y conforme a los estatutos de Telmex, Telecom canjeó, 555,766 acciones de la Serie "L" de América Móvil por igual número de acciones de la Serie "AA".

ii) Telecom Américas

a) En noviembre de 2000, la Compañía celebró un convenio con Bell Canada International Inc. (BCI) y SBC International, Inc. (SBCI) para formar Telecom Américas Ltd., una sociedad que servirá a las tres partes como el principal vehículo para su expansión en Latinoamérica. Bajo este convenio, cada una de las partes se obligó a realizar las siguientes aportaciones:

América Móvil aportó aproximadamente U.S.$ 164.9 millones en efectivo y U.S.$ 1,007.5 millones en pagarés. Adicionalmente aportó: (i) su participación accionaria en ATL-Algar Telecom Leste S.A., ("ATL") (operador celular de banda B en Brasil), y (ii) en Agosto de 2001 su participación accionaria en Techtel-LMDS Comunicaciones Interactivas S.A. y Telstar, S.A., ambos operadores celulares en Argentina. El crédito mercantil generado por $232,367 se amortiza en un período de diez años. Al 31 de diciembre de 2001 y 2000, el saldo pendiente de amortizar ascendió a $193,177 y $232,367, respectivamente.

BCI aportó aproximadamente U.S.$ 964 millones en pagarés y su participación accionaria en: (i) los operadores celulares brasileños Americel, S.A. y Telet S.A.; (ii) Canbrás Communications Corp, S.A., empresa brasileña proveedora de televisión por cable y servicios de acceso a Internet; (iii) los operadores celulares colombianos Comunicación Celular S.A. (Comcel) y Occidente y Caribe Celular S.A.; (Occel) y (iv) Génesis Telecom, C.A., un operador celular de banda ancha en Venezuela.

SBCI aportó su participación accionaria en ATL.

Como resultado de dichas aportaciones América Móvil y SBCI tenían una participación cada una del 44.27% en el capital social de Telecom Américas y SBCI una participación del 11.46%. Telecom Américas está sujeta a disposiciones que regulan los derechos de cada accionista con respecto a su administración. En términos generales, estas disposiciones requieren un consenso entre los tres accionistas para poder tomar decisiones importantes relativas a Telecom Américas.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

7. Inversiones permanentes (continúa)

b) Como se mencionó anteriormente, como parte de la organización de Telecom Américas, BCI y América Móvil suscribieron pagarés por U.S.$964 millones y U.S.$1007.5 millones, respectivamente, de los cuales una parte podían ser cancelados al 30 de junio de 2001. Con fecha 13 de julio de 2001, BCI canceló un total de U.S.$275 millones y América Móvil canceló U.S.$141 millones.

Asimismo, durante el primer semestre de 2001, América Móvil, BCI y SBCI, aportaron U.S.$107 millones, U.S.$97 millones y U.S.$30 millones, respectivamente, para cubrir obligaciones de sus asociadas a través de Telecom Américas.

c) El 4 de febrero de 2002, BCI, SBCI y América Móvil firmaron acuerdos a través de los que Telecom América es reestructurada para mantener exclusivamente inversiones en compañías celulares en Brasil. De conformidad con dichos acuerdos, Telecom Américas transfiere sus participaciones de 77.1% en Comcel y de 60% en Techtel a América Móvil; su participación de 76% en Canbras a BCI; y su participación de 59% en Génesis a América Móvil y BCI a partes iguales. América Móvil transfiere a Telecom Américas una participación adicional del 41% en la brasileña ATL y U.S.$ 80 millones en efectivo. Las participaciones en el capital contable de Telecom Américas de BCI, SBCI y América Móvil no se modifican como consecuencia de la reestructura.

Como resultado de dichas cancelaciones y aportaciones, la participación de BCI en el capital social de Telecom Américas disminuyó al 41.7% (de 44.27%), la participación de América Móvil aumentó al 45.5% (de 44.27%) y la participación de SBCI aumentó al 12.8% (de 11.46%).

d) El 12 de febrero de 2002, Telecom Américas celebró un acuerdo con un inversionista financiero para que este realice una aportación de capital por U.S.$ 300 millones, la cual está sujeta a las condiciones usuales de cierre que se espera concluir durante el mes de abril de 2002. Considerando la aportación propuesta, la participación de América Móvil en Telecom Américas disminuirá aproximadamente al 42.4%.

e) En enero de 2002, América Móvil adquirió participaciones minoritarias equivalentes al 14% del capital de Comcel por aproximadamente U.S.$55 millones. La mayoría de las adquisiciones correspondieron a la participación que mantenía Empresa de Telecomunicaciones de Bogotá, S.A. Derivado de las operaciones de reestructura en Telecom Americas descritas en el párrafo anterior y a la compra de aproximadamente 14% de interés minoritario, la participación de América Móvil en Comcel será del 93%. La ejecución de los acuerdos anteriormente mencionados dará como resultado la consolidación de Comcel en los resultados de América Móvil a partir de febrero de 2002.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

7. Inversiones permanentes (continúa)

iii) ATL – Algar Telecom Leste

América Móvil tiene una participación indirecta en ATL del 59% a través de Telecom Américas. La participación de América Móvil fué adquirida en enero de 2000, por U.S.$248.2 millones aproximadamente. En mayo de 2001, América Móvil firmó un contrato con Williams Communications Group, Inc. para adquirir directamente de este último el 41% restante del interés económico de ATL por un total de U.S.$400 millones pagaderos en dos exhibiciones, una por U.S.$300 millones a la fecha de compra y otra por U.S.$100 en mayo de 2002.

iv) Techtel – LMDS Comunicaciones Interactivas

En julio de 2000, América Móvil adquirió el 60% del capital de Telcel Wireless Argentina, LLC (Telcel Argentina), una asociación con Techint, un grupo industrial en Argentina, por U.S.$148.5 millones, aproximadamente. Telcel Argentina controla Techtel, una compañía que proporciona servicios de transferencia de información y video, así como de telecomunicaciones con valor agregado. La participación de América Móvil en el capital de social de Techtel fue aportada a Telecom Américas a su valor de mercado en agosto de 2001. Como resultado de dicha aportación, se reconoció una utilidad de $385,101.

v) CompUSA

En marzo de 2000 la Compañía adquirió el 49% del capital social de CompUSA empresa detallista de equipo de cómputo ubicada en Dallas, Texas por U.S.$458.9 millones aproximadamente. El crédito mercantil generado por $228,075 se amortiza en un período de diez años. Al 31 de diciembre de 2001 y 2000 el saldo pendiente de amortizar ascendió a $176,394 y $211,604, respectivamente.

vi) SBC International Puerto Rico

En octubre de 1999, la Compañía adquirió el 50% del capital social de SBC International Puerto Rico, Inc. (SBCI Puerto Rico), empresa controladora de Cellular Communications of Puerto Rico Inc., operador de telefonía celular en Puerto Rico y las Islas Vírgenes Americanas por un total de U.S.$ 244.7 millones aproximadamente. El 50% restante del capital social de SBCI Puerto Rico es propiedad de SBC Wireless Puerto Rico, LLC.

En enero de 2002, América Móvil vendió a SBCI su participación del 50% sobre el capital de SBCI Puerto Rico por U.S.$106 millones en efectivo y un pagaré por U.S.$173 millones con vencimiento a 3 años que devenga interés a LIBOR más un margen aplicable que será determinado con base en la razón de deuda/EBITDA o la opción de adquirir de SBCI el 12.8% de su participación en Telecom Américas. (Si en el período de tres años pactado sobre los pagarés, América Móvil llega a poseer un porcentaje de participación en Telecom Américas del 50%, la opción se puede ejercer de inmediato).

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

7. Inversiones permanentes (continúa)

vii) Empresas Cablevisión

En 1995, la Compañía adquirió el 49% del capital social de Empresas Cablevisión, S.A. de C.V. y subsidiarias (Cablevisión). Cablevisión proporciona servicios de televisión por cable en el área metropolitana de la Ciudad de México. El 51% restante del capital social de Cablevisión es propiedad de Grupo Televisa S.A. de C.V.

viii) Organización Recuperado de Cartera

A finales de junio de 2001, América Móvil, conjuntamente con Telmex y Grupo Carso, constituyeron Organización Recuperadora de Cartera (ORCA) la cual a través de una subsidiaria de agrupa cuatro centros de llamada en los Estados Unidos. América Móvil posee el 45% de interés en el capital social de ORCA, por el cual aportó aproximadamente US$ 46.8 millones.

ix) ARBROS

En febrero de 2001, Linsang Partners, LLC (Linsang) compañía tenedora de ARBROS Communications, Inc (ARBROS) y América Móvil conjuntamente con algunas de sus subsidiarias celebraron un acuerdo para el intercambio de acciones, en donde ARBROS adquirió el 100% de capital social de Comm South a cambio de un 24.9% de participación en el capital de ARBROS y warrants para adquirir acciones adicionales del capital de ARBROS, lo cual incrementaría la participación de América Móvil al 45%. Dicha transacción por aproximadamente $1,433,130, se llevó a cabo en dos etapas concluyendo en julio de 2001.

ARBROS es un proveedor de servicios de voz, datos y de otros servicios de telecomunicación para empresas pequeñas y medianas así como para clientes al mayoreo en el noreste de Estados Unidos.

x) Comm South Companies

Comm South se dedica a la reventa de servicio telefónico local prepagado en 42 estados de los Estados Unidos. Por el intercambio de acciones antes mencionado, a principios del año 2001 ARBROS adquirió el 100% del capital social de Comm South; como resultado de dicho intercambio de acciones, el saldo del crédito mercantil por $655,611 fue cancelado.

xi) Telvista Holdings

A finales de junio de 2001, América Móvil, conjuntamente con Telmex y Grupo Carso, concluyeron la constitución de Technology and Internet Holding Co., (Telvista) la cual agrupa cuatro centros de llamada en los Estados Unidos. América Móvil posee el 45% de interés en el capital social de Telvista, por el cual aportó aproximadamente US$ 46.8 millones.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

7. Inversiones permanentes (concluye)

xii) Network Access Solutions

En junio de 1999, la Compañía adquirió el 0.08% del capital social de Network Access Solutions Corporation ("Network Access"), empresa proveedora de servicios de acceso a la red de banda ancha. En marzo de 2000, la Compañía hizo aportaciones adicionales de capital en Network Access, dando como resultado un incremento de su participación al 5.9%. El total de las inversiones realizadas en Network Access al 31 de diciembre de 2000 ascendió a U.S.$ 79 millones. Durante 2001, no se realizaron aportaciones.

El 10 de agosto de 2001 América Móvil, Sercotel y Linsang, celebraron un acuerdo de intercambio de acciones, a través del cual, Linsang adquirió de Sercotel 412,500 acciones preferentes de Network Acces a cambio de opciones para adquirir el 10.08% del capital social de Armilliare Technologies, Inc. (Armilliare). La inversión en Network Access al 31 de diciembre de 2000 está incluida dentro del renglón de otras inversiones.

Otras adquisiciones menores hechas por la Compañía durante 2001 y 2000, ascendieron a $82,886 y $515,122 respectivamente.

Al 31 de diciembre de 2001, la Compañía reconoció con cargo a sus resultados, el deterioro en el valor de inversiones en empresas asociadas no estratégicas (ARBROS Communications, Inc, Iberbanda, Network Access y Armillaire) por importe de $1,940,557.

La participación en la pérdida neta de Telecom Américas incluye un deterioro en el valor de sus subsidiarias por $1,168,292, el cual se presenta en el renglón de participación en las pérdidas netas de asociadas en el estado de resultados de las operaciones escindidas.

8. Instrumentos financieros

A continuación se resumen los principales instrumentos financieros de la Compañía al 31 de diciembre de 2001 y 2000.

a) Swaps de tasas de interés

Con la finalidad de disminuir sus exposiciones de riesgos financieros, la Compañía contrató swaps de tasas de interés mediante los cuales, durante la vigencia de los mismos y en fechas previamente establecidas, se intercambian flujos de efectivo entre las partes, por la cantidad que resulte de aplicar al importe base del contrato, las tasas acordadas. En los contratos específicos de la Compañía se comprometió a recibir la tasa de interés interbancaria de equilibrio (TIIE) y a pagar una tasa fija. Los swaps se registran en los resultados del ejercicio de acuerdo a las tasas de interés de mercado correspondientes. Al 31 de diciembre de 2001, la Compañía tiene contratos de swaps de tasas de interés por un importe base de $3,262,900 cuyo valor razonable a esa fecha representa un pasivo por $41,715. Al cierre de 2000 no se tenían contratados swaps.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

8. Instrumentos financieros (continúa)

b) Contratos forward

Como parte de su estrategia de cobertura cambiaria, Telmex utiliza instrumentos financieros derivados para disminuir el riesgo de las fluctuaciones cambiarias en operaciones en dólares. Durante 2001 la Compañía celebró contratos de cobertura cambiaria a corto plazo, que al 31 de diciembre de 2001 cubrían pasivos por U.S.$2,740 millones; por estos contratos la Compañía cargó a los resultados del ejercicio $462,557 por concepto del costo de las coberturas. En 2000 los contratos de cobertura no fueron significativos.

c) Opciones

Durante 2001 y 2000 la Compañía celebró diversos convenios para la compra y venta de opciones ("call options" y "put options", respectivamente) referentes a los "American Depositary Receipts" (ADR's) de Telmex, de América Móvil y de acciones de otra emisora que cotiza en el New York Stock Exchange (NYSE). Cada uno de los ADR's ampara 20 acciones de la Serie "L" de Telmex y de América Móvil. Las opciones que tiene contratadas Telecom pueden ejercerse solo hasta su vencimiento; todos los convenios están denominados en dólares norteamericanos. El valor razonable al 31 de diciembre de 2001 de las opciones representa un pasivo por $ 323,922.

Estas operaciones podrán ser liquidadas en efectivo (pagando el diferencial entre el precio de ejercicio y el precio de mercado) o en especie (cuando se entregan los títulos que amparan los ADR's o Acciones, a cambio del precio de ejercicio).

Las primas pagadas o cobradas en estas operaciones se amortizan al vencimiento. De optarse por la liquidación en especie, el neto entre las primas recibidas y las pagadas forma parte del costo de compra de los ADR's. Si se opta por la liquidación en efectivo, la prima neta forma parte del costo de la operación que se aplica a resultados. Al 31 de diciembre de 2001 y 2000, las primas netas por amortizar que se presentan en pagos anticipados ascienden a $143,737 y $37,054, respectivamente.

Al 31 de diciembre de 2001 y 2000, las opciones de compra y venta de acciones de Telmex y América Móvil por vencer, son las siguientes:

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

8. Instrumentos financieros (concluye)

		ADR's por ejercer		Precio de ejercicio promedio por ADR (Dlls)	
Fecha de vencimiento	Emisora	**2001**	2000	**2001**	2000
2001	**Telmex**	-	5,000,000		55.34*
2004	**América Móvil**	**5,000,000**	5,000,000	**20.34**	

*Precio de Telmex antes de la escisión

Al 31 de diciembre de 2001, el valor de mercado del ADR de América Móvil y de 8.3 millones de acciones de la emisora que cotiza en NYSE era de U.S.$19.48 por ADR y U.S.$14.08 por acción, respectivamente. El valor de mercado por ADR y por acción a la fecha de emisión de estos estados financieros es de U.S.$18.10 y U.S.$7.52, respectivamente. El precio de ejercicio por ADR's de América Móvil es de U.S.$20.34 y la acción de la emisora que cotiza en NYSE es de U.S. $16.26, que vence durante el ejercicio de 2002.

En septiembre de 2001 la Compañía optó por no ejercer su derecho de compra de los ADR's de Telmex. Esta transacción le representó una pérdida por $42,603 que corresponde al importe de las primas netas pagadas por las operaciones de opción.

Durante 2000, la Compañía optó por comprar mediante estos instrumentos 5,740,000 ADR's de Telmex con un precio de ejercicio promedio de U.S.$20.08 por ADR.

9. Pensiones y primas de antigüedad

Telmex otorga pensiones y primas de antigüedad que se establecen en planes de pensiones definidos que cubren substancialmente a todos los empleados.

Las pensiones se determinan con base en las compensaciones de los empleados en su último año de trabajo, los años de antigüedad y su edad al momento del retiro.

En 1990, Telmex estableció un fondo en fideicomiso irrevocable, adoptando la política de efectuar contribuciones anuales al fondo relativo, las cuales ascendieron a $4,894,966 en 2001 y a $1,887,095 en 2000. Estas aportaciones se consideran deducibles para efectos de impuesto sobre la renta.

El pasivo de transición, los servicios anteriores y las variaciones en supuestos están siendo amortizados en un período de 12 años, que es la vida laboral promedio remanente estimada de los trabajadores en la Compañía.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

9. Pensiones y primas de antigüedad (continúa)

A continuación se presenta la información más relevante de las obligaciones laborales.

Integración del costo neto del período:

	2001	2000
Costo laboral	$ 1,841,541	$ 2,039,001
Costo financiero sobre la obligación por beneficios proyectados	3,748,978	3,706,803
Rendimiento de los activos del plan	(3,175,865)	(3,247,868)
Amortización de servicios anteriores	1,041,350	1,041,349
Amortización de las variaciones en supuestos	100,854	(2,852)
Costo neto del período	$ 3,556,858	$ 3,536,433

	2001	2000
Pasivo por pensiones y primas de antigüedad:		
Obligaciones por beneficios proyectados (OBP)	$ 63,128,815	$ 56,353,130
Fondo constituido	(54,056,488)	(46,160,465)
Pasivo de transición	(7,254,315)	(8,268,520)
Pérdida actuarial por amortizar	(11,030,677)	(6,730,723)
Servicios anteriores y modificaciones al plan	(317,122)	(344,085)
Activo neto proyectado	(9,529,787)	(5,150,663)
Pasivo adicional	14,853,516	11,930,274
Pasivo neto actual	$ 5,323,729	$ 6,779,611
Obligaciones por beneficios actuales (OBA)	$ 59,380,217	$ 52,940,076
Activo intangible que se incluye en el balance general	$ 7,571,437	$ 8,612,605
Efecto en el capital contable de las subsidiarias por obligaciones laborales	$ 7,282,079	$ 3,317,669

De los $7,282,079, que disminuyen el capital contable de las subsidiarias al 31 de diciembre de 2001 ($3,317,669, al 31 de diciembre de 2000), el importe que le corresponde a la Compañía en base a su participación accionaria asciende a $1,239,718 ($816,566 al 31 de diciembre de 2000). La diferencia entre ambas cifras corresponde al interés minoritario.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

9. Pensiones y primas de antigüedad (concluye)

En 2001 el incremento en la pérdida actuarial por amortizar por $4,300,000 aproximadamente, proviene básicamente del aumento en la OBP, en virtud de que el incremento en salarios resultó superior al estimado al principio del año. En 2000 la pérdida actuarial por $3,200,000 aproximadamente, se derivó principalmente por el comportamiento desfavorable de los activos del plan y favorable de la OBP. El resultado desfavorable de los activos del plan en 2000, se explica principalmente por el comportamiento generalizado de la Bolsa Mexicana de Valores.

En el último trimestre de 2000 la Compañía decidió revisar y modificar las hipótesis actuariales utilizadas durante varios años, para calcular las obligaciones laborales (OBP y OBA) al 31 de diciembre de 2000, así como el costo neto del ejercicio 2001. El costo neto de un periodo se calcula sistemáticamente en forma prospectiva al inicio del ejercicio. Los cambios en las hipótesis actuariales se efectuaron con diversos elementos objetivos de juicio que la Compañía y el actuario independiente tuvieron a su alcance, entre los que destacan la experiencia tenida por la Compañía y el país en los años recientes, así como las expectativas que se tienen para el futuro. Adicionalmente, en el último trimestre de 2001 en virtud de los efectos generalizados en el entorno económico, la Compañía decidió revisar y modificar la tasa de rendimiento anual del fondo, reduciendo ésta de 7.84% a 6.84%.

Las tasas utilizadas en los estudios actuariales al 31 de diciembre de 2001 y 2000 fueron las siguientes:

	2001	2000
Descuento de obligaciones laborales:		
Primer año	**6.84%**	6.84%
Promedio de largo plazo	**5.85%**	5.85%
Incremento salarial:		
Primer año	**1.85%**	1.85%
Promedio de largo plazo	**0.96%**	0.96%
Rendimiento anual del fondo	**6.84%**	6.84%

Los cambios en las hipótesis financieras antes mencionadas, representaron una disminución del costo neto del periodo en 2001 de $1,200,000, aproximadamente, respecto del costo que hubiera resultado de haberse aplicado las mismas hipótesis actuariales que se venían utilizando. Al 31 de diciembre de 2000 el cambio mencionado tuvo el efecto de disminuir la OBP, la OBA y el cargo al capital contable por obligaciones laborales en $6,160,000, aproximadamente.

Al 31 de diciembre de 2001 el 66% (71% en 2000) de los activos del plan están representados por instrumentos de renta fija y el 34% restante (29% en 2000) en instrumentos de renta variable.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

10. Deuda

La deuda total se integra como sigue:

	Tasas de interés promedio ponderada al 31 de diciembre de 2001	2000	Vencimientos de 2002 a	Saldos al 31 De diciembre de 2001	2000
Pasivos denominados en Moneda Extranjera:					
Deuda convertible (1)	**4.2%**	4.2%	2004	$ **9,142,300**	$ 10,022,087
Bonos (2)	**8.2%**		2006	**13,713,450**	-
Bancos (3)	**3.1%**	7.4%	2011	**26,916,367**	26,945,851
Créditos de proveedores	**3.3%**	7.6%	2022	**2,832,010**	3,884,871
Arrendamiento financiero	**2.9%**	7.2%	2006	**2,527,044**	1,503,621
Gobierno Federal	**2.8%**	7.0%	2006	**164,186**	212,691
Suma				**55,295,357**	42,569,121
Pasivos denominados en moneda nacional:					
Pagarés a mediano plazo (4)	**7.5%**	20.2%	2007	**1,088,230**	9,396,000
Papel comercial	**7.9%**	18%	2002	**17,456,305**	29,807,523
Certificado bursátil	**11.6%**	-	2007	**4,250,000**	-
Bancos	**7.2%**	18.1%	2004	**4,505,403**	10,645,938
Arrendamiento financiero	**8.9%**	19.9%	2004	**13,634**	69,476
Suma				**27,313,572**	49,918,937
Deuda total				**82,508,929**	92,488,058
Menos deuda corto plazo y porción circulante de la deuda a largo plazo				**26,439,948**	50,171,276
Deuda a largo plazo				$ **56,168,981**	$ 42,316,782

Las tasas de interés arriba mostradas están sujetas a variaciones de tasas internacionales y locales, y no incluyen el efecto del reembolso de impuestos retenidos conforme a los acuerdos que se tienen con ciertos acreedores. El costo promedio ponderado de la deuda al 31 de diciembre de 2001 (incluyendo intereses, comisiones y el reembolso a los acreedores por impuestos retenidos) fue 7.5%, aproximadamente (12.2% al 31 de diciembre de 2000).

10. Deuda (continúa)

La deuda en moneda extranjera al 31 de diciembre de 2001 antes mencionada, se integra como sigue:

	Moneda extranjera (en miles)	Tipo de cambio al 31 de Diciembre de 2001 (en unidades)	Equivalente en moneda nacional
Dólar americano	6,024,487	9.1423	$ 55,077,667
Franco francés	176,482	1.2335	217,690
Total			$ 55,295,357

Al 31 de diciembre de 2001, Telmex tiene líneas de crédito con ciertos bancos que no requieren saldos compensatorios. Las comisiones por dichas líneas de crédito varían de un 0.25% a 1.5% del saldo disponible. Los saldos disponibles al 31 de diciembre de 2001 ascendían a $6,120,000, aproximadamente, que devengarán una tasa de interés variable de LIBOR más un punto, aproximadamente, cuando se disponga de ellas.

A continuación se muestra información adicional de algunos de los renglones anteriores:

(1) El 11 de junio de 1999, Telmex emitió U.S.$1,000 millones en instrumentos de deuda convertibles en acciones comunes. Los títulos pueden ser convertidos en cualquier momento, a opción del tenedor, en certificados de depósito americanos (American Depositary Shares, ADSs) que representan 20 acciones ordinarias de la serie "L" de la Compañía. El precio de conversión es de U.S.$47.46095 por ADS, que equivale al factor de conversión de 21.07 por cada mil dólares del monto total de las obligaciones convertibles, sujeto a un ajuste en ciertas circunstancias. Como resultado de la escisión de Telmex, el factor de conversión antes mencionado fue ajustado de 21.07 a 33.81

En el evento de que cualquier persona o grupo (distinto a los actuales accionistas de control) adquieran 50% o más de las acciones de voto de Telmex, los tenedores de la deuda convertible podrán solicitar a la Compañía la recompra de la deuda convertible a un precio igual al 100% del importe del principal, más los intereses devengados y no pagados a la fecha de la recompra.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

10. Deuda (continúa)

La fecha de vencimiento de la deuda convertible es el 15 de junio de 2004, devengando un interés del 4.25% anual, pagadero en forma semestral. Los intereses devengados por estos instrumentos de deuda ascendieron a $436,479 en 2001 y a $435,733 en 2000.

(2) El 26 de enero de 2001 Telmex emitió un bono por U.S.$1,000 millones con vencimiento en el 2006, a una tasa del 8.25% anual, pagadero en forma semestral. Adicionalmente, el 8 de mayo de 2001 la Compañía emitió un complemento a dicho bono por U.S. $ 500 millones con las mismas características. En 2001 los intereses devengados por estos instrumentos de deuda ascendieron a $1,057,636.

(3) Al 31 de diciembre de 2001 y 2000, el pasivo en moneda extranjera con bancos incluye:

i) Durante 2001 Telecom recibió en préstamo U.S.$309,153,000 del JP Morgan Chase; como garantía de este crédito, Telecom entregó en fideicomiso 9,700,000 ADR´S que representan 194 millones de acciones de la serie "L" de Telmex, mismas que serán devueltas a Telecom en 2003, fecha en el que deberá pagarse el importe recibido en préstamo. Por el financiamiento Telecom pagará intereses trimestralmente a una tasa LIBOR más 1.36% anual.

ii) Préstamo del JP Morgan Chase a Telecom por U.S.$226,598,400; como garantía de este crédito, Telecom entregó en fideicomiso 8 millones de ADR´S que representan 160 millones de acciones de la serie "L" de Telmex, mismas que fueron devueltas a Telecom en 2001, fecha en que pagó el importe recibido en préstamo. Por el financiamiento Telecom pagó intereses trimestralmente a una tasa del 4.14% anual.

(4) En julio de 2000 Telecom emitió un pagaré quirografario a mediano plazo por 356,180,900 Unidades de Inversión (UDI´S) con una vigencia de siete años, amortizable a su vencimiento, el 20 de julio de 2007; los intereses son pagaderos semestralmente, a una tasa de 7.50% anual; al 31 de diciembre de 2001 el valor de la UDI es de 3.05 pesos (al 28 de febrero de 2002 es de 3.09).

Los vencimientos de los créditos a largo plazo al 31 de diciembre de 2001, son como sigue:

Años	Importe
2003	$ 11,492,581
2004	17,858,460
2005	3,444,846
2006	16,329,101
2007 en adelante	7,043,993
Total	$ 56,168,981

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

10. Deuda (concluye)

Evento posterior

El 15 de febrero de 2002 Telmex emitió dos certificados bursátiles por $850 millones y $1,650 millones, con vencimientos de 3 y 5 años, respectivamente, generando intereses a la tasa de CETES a 91 días más un punto y de CETES a 182 días más 0.8%, respectivamente.

11. Créditos diferidos

Al 31 de diciembre de 2001 y 2000, el renglón de créditos diferidos se integra como sigue:

		2001		2000
Servicios facturados por devengar	$	**995,444**	$	1,316 175
Anticipos de suscriptores y otros		**12,570**		7.984
Total	$	**1,008,014**	$	1,324,159

12. Posición y operaciones en monedas extranjeras

a) Al 31 de diciembre de 2001, sin incluir las opciones para compra y venta de las acciones descritas en la Nota 8, y sin incluir a las subsidiarias extranjeras, la Compañía, tiene una posición monetaria pasiva neta en monedas extranjeras equivalente a U.S.$5,943 millones (posición monetaria pasiva neta de U.S.$4,103 millones, al 31 de diciembre de 2000).

La utilidad cambiaria neta de 2001 ascendió a $379,753 (pérdida cambiaria neta por $87,194 en 2000), importes que fueron aplicados a los resultados de dichos ejercicios.

El tipo de cambio vigente al 31 de diciembre de 2001 fue de $9.14 por dólar ($9.60 por dólar al 31 de diciembre de 2000). Al 28 de febrero de 2002, fecha de emisión de estos estados financieros, el tipo de cambio del peso mexicano frente al dólar norteamericano es de $9.08 por dólar.

b) Durante los ejercicios de 2001 y 2000, Telecom y sus subsidiarias mexicanas celebraron operaciones denominadas en monedas extranjeras como se muestra a continuación. Las divisas diferentes al dólar norteamericano fueron convertidas a dólares con base en el tipo de cambio promedio del año.

12. Posición y operaciones en monedas extranjeras (concluye)

	Millones de dólares			
	2001		2000	
Ingresos por servicios de enlace	U.S.$	253	U.S.$	516
Intereses pagados		337		123
Gastos de operación		136		139

13. Compromisos y contingencias

a) Telmex utiliza en su operación ciertos equipos bajo arrendamiento capitalizable. Al 31 de diciembre de 2001, estas compañías tienen los siguientes compromisos no cancelables por arrendamiento capitalizable.

Año terminado el 31 de diciembre de:

2002	$	606,288
2003		739,940
2004		674,545
2005		499,487
2006		102,435
Total		2,622,695
Menos intereses		82,017
Valor presente de pagos mínimos netos de arrendamiento		2,540,678
Menos obligaciones a corto plazo		587,143
Obligaciones a largo plazo al 31 de diciembre de 2001	$	1,953,535

b) Al 31 de diciembre de 2001 la Compañía tiene compromisos no cancelables para compra de equipo por $2,450,000, aproximadamente ($3,763,000, en 2000)

c) Al 31 de diciembre de 2001 no existen cartas de crédito ($6,264, en 2000) emitidas a favor de proveedores extranjeros por la compra de materiales y suministros.

d) En febrero de 1998, la Comisión Federal de Competencia (COFECO) declaró que Teléfonos de México, S.A. de C.V. tenía poder substancial en los que denominó cinco mercados de telecomunicaciones, para el efecto de que, en aplicación del Art. 63 de la Ley Federal de Telecomunicaciones, la COFETEL le imponga obligaciones específicas relacionadas con tarifas, calidad de servicio e información.

13. Compromisos y contingencias (continúa)

En opinión de los abogados externos a cargo de este asunto, la declaración en cuestión es improcedente. Teléfonos de México, S.A. de C.V., promovió demanda de amparo ante un Juez de Distrito y obtuvo la protección y amparo de la justicia federal. COFETEL, con base en la resolución de COFECO, que posteriormente sería declarada nula, emitió, a su vez, nuevo fallo por el que impuso a Teléfonos de México, S.A. de C.V., obligaciones específicas en la materia. La resolución de COFETEL fue impugnada en juicio de amparo ante un Juez Federal y se encuentra en trámite. Adicionalmente, la S.C.T. impuso a Teléfonos de México, S.A. de C.V., una multa por no cumplir con cierta obligación específica; la multa también fue impugnada y se encuentra en trámite. En el año de 2001, la COFECO dejó sin efectos su resolución anterior y emitió una nueva, por la que reitera que Teléfonos de México, S.A. de C.V., tiene poder substancial en cinco mercados de telecomunicaciones; Teléfonos de México, S.A. de C.V., promovió nueva demanda de amparo que se encuentra en trámite ante un Juez de Distrito.

Derivado de lo anterior, existen otros procedimientos iniciados por COFECO, los cuales se han impugnado.

e) En diciembre de 1995, una empresa que presta servicios de telefonía celular, denunció ante la COFECO a Teléfonos de México, S.A. de C.V., por supuestas prácticas monopólicas relativas y concentración indebida.

En julio de 2001, la COFECO declaró que Teléfonos de México, S.A. de C.V., es responsable de prácticas monopólicas relativas y concentración indebida; Teléfonos de México, S.A. de C.V., interpuso recurso de reconsideración en contra de esa resolución, mismo que declaró infundado, confirmándola.

Actualmente, contra dicha confirmación, se elabora el medio de defensa correspondiente

f) De acuerdo con las leyes mexicanas, Teléfonos de México, S.A. de C.V., sigue siendo responsable solidario por cualesquiera obligaciones transferidas a América Móvil como resultado de la escisión, durante un período de tres años a partir del 25 de septiembre de 2000, fecha en la que la escisión fue aprobada por los accionistas de Teléfonos de México, S.A. de C.V.. Dicha responsabilidad, sin embargo, no se extiende a cualquier obligación con un acreedor que haya dado su consentimiento expreso, relevando a Teléfonos de México, S.A. de C.V., de dicha obligación y aprobando la escisión.

Adicionalmente, tiene las siguientes obligaciones específicas:

13. Compromisos y contingencias (concluye)

i) Teléfonos de México, S.A. de C.V., ha garantizado el endeudamiento de ATL bajo ciertas líneas de crédito hasta por U.S.$104.3 millones. América Móvil se ha comprometido con Teléfonos de México, S.A. de C.V., en indemnizarlo en contra de cualquier pasivo por estas garantías.

ii) Teléfonos de México, S.A. de C.V., ha garantizado ciertas obligaciones de Iberbanda, S.A. (antes FirstMark Comunicaciones España, S.A.) hasta por 4,606.3 millones de pesetas españolas. América Móvil se ha comprometido con Teléfonos de México, S.A. de C.V., en indemnizarlo en contra de cualquier pasivo por estas garantías.

g) De acuerdo con las leyes mexicanas, Carso Global Telecom, S.A. de C.V. es conjunta y solidariamente responsable por las obligaciones que fueron transferidas a América Telecom, S.A. de C.V. por un período de tres años contados a partir de la fecha en que se publicó la resolución de escisión. Sin embargo, dicha obligación no es aplicable a ninguna obligación con algún acreedor que hubiera dado su consentimiento expreso liberando a Telecom de dicha obligación y aprobando la escisión. Telecom no podrá ser liberada de estos compromisos sin el consentimiento de los beneficiarios respectivos.

14. Partes relacionadas

Durante los ejercicios terminados el 31 de diciembre de 2001 y 2000, las operaciones más importantes con partes relacionadas fueron las siguientes:

	2001	2000
Compras de materiales, inventarios y activos fijos (1)	$ **6,745,360**	$ 6,149,795
Primas de seguros y honorarios pagados por servicios de administración y operación (2)	**1,638,417**	1,899,056
Pago de interconexión relacionado con el programa "el que llama paga" (3)	**7,011,828**	5,970,070
Donativos a entidad de bienestar social	**500,013**	1,302,701
Venta de materiales, inventarios y activos fijos (4)	**416,178**	492,448
Venta de servicio de larga distancia y otros servicios de telecomunicaciones (5)	**3,171,635**	2,636,968

(1) Incluye $5,588,619 en 2001 ($4,921,823 en 2000) por trabajos de fibra óptica y red satelital con una subsidiaria de Grupo Condumex.

(2) En 2001 incluye $472,098 por primas de seguros con Seguros Inbursa, S.A. ($543,521 en 2000), así como $502,622 ($375,322 en 2000) por honorarios pagados por servicios de administración y operación a socios tecnólogos.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

14. Partes relacionadas (concluye)

(3) Gastos por interconexión del programa "el que llama paga" de llamadas entrantes de teléfonos fijos a teléfonos celulares pagadas a una subsidiaria de América Móvil. En 2001 y 2000 los ingresos por este concepto están incluidos en utilidad de operaciones escindidas, eliminando el efecto de esta partida en la utilidad neta.

(4) Incluye $164,078 en 2001 ($159,960 en 2000) por venta de materiales para construcción a una subsidiaria de Grupo Condumex.

(5) Ingresos por interconexión por llamadas salientes de teléfonos inalámbricos a la red de líneas fijas con una subsidiaria de América Móvil.

i) Al 31 de diciembre de 2001 Telmex tenía cuentas por pagar con una subsidiaria de Grupo Condumex y una subsidiaria de América Telecom por $1,123 millones y $581 millones, respectivamente ($206 millones y $477 millones en 2000).

Al 31 de diciembre de 2000, en las cuentas por cobrar de la operación escindida se incluyen los $477 millones.

ii) Al 31 de diciembre de 2001 Global tiene una cuenta por pagar a Grupo Carso por U.S $11.6 millones.

15. Capital contable

a) En Asamblea General Extraordinaria de Accionistas celebrada el 29 de noviembre de 2000, se acordó la fusión de Telecom como compañía fusionante, con GT2000, S.A. de C.V. (GT2000) como compañía fusionada. Derivado de esta fusión se incrementó el capital social en $93,862 ($88,946 a valores nominales) emitiéndose 150,015,728 acciones ordinarias de la Serie "A-1" representativas del capital mínimo fijo, para ser entregadas a los accionistas de GT2000.

b) La Asamblea General Extraordinaria de accionistas de Carso Global Telecom, S.A. de C.V. celebrada el 21 de diciembre de 2001, aprobó la fusión de Carso Global Telecom, S.A. de C.V. como compañía fusionante, con Banesci2000, S.A. de C.V. e Inveresci2000, S.A. de C.V. como compañías fusionadas. Derivado de la fusión se emitieron 967 acciones de la Serie "A-1" representativas del capital mínimo fijo.

c) Al 31 de diciembre de 2001 y 2000, el capital social se integra por 3,757,265,966 y 3,802,227,075 acciones, respectivamente de la serie A-1 ordinarias nominativas y sin valor nominal, representativas del capital social mínimo fijo sin derecho a retiro. Adicionalmente, de acuerdo con los estatutos de la Sociedad, se pueden emitir acciones de la Serie A-2 que corresponden a la porción variable del capital social. Al 31 de diciembre de 2001 y 2000, no se han puesto en circulación acciones de esta Serie.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

15. Capital contable (concluye)

La porción variable no podrá exceder de diez veces el capital mínimo sin derecho a retiro y las acciones solamente pueden ser propiedad de ciudadanos mexicanos o de sociedades mexicanas con cláusula de exclusión de extranjeros.

d) En Asamblea General Ordinaria de Accionistas celebrada el 26 de diciembre de 1996, se acordó crear la reserva para adquisición de acciones propias por un monto histórico de $987,077 ($1,658,020 actualizado al 31 de diciembre de 2001). Asimismo, se estableció un valor nominal de hasta $117,892 como el monto máximo del capital social que puede afectarse para la compra de acciones propias, equivalente al 5% del mismo. En Asamblea General Ordinaria de Accionistas celebrada el 28 de abril de 2000, se acordó incrementar el importe de la reserva de adquisición de acciones propias en $3,512,923 ($3,864,802 actualizado), con lo cual al 31 de diciembre de 2001 el monto nominal autorizado de dicha reserva alcanzará la suma de $4,500,000 ($ 5,709,537 actualizado). Durante 2000, se recompraron 132,849,001 acciones a un valor de $2,834,819. Durante 2001, se recompraron 44,962,076 acciones a un valor de $932,118. A la fecha de la emisión de los estados financieros existen 177,811,077 acciones pendientes por recolocar.

e) De acuerdo con la Ley General de Sociedades Mercantiles, de la utilidad neta del año habrá que separar por lo menos el 5% para incrementar la reserva legal hasta que ésta alcance el 20% del capital social.

f) La utilidad neta por acción resulta de la división de la utilidad neta del año entre el promedio ponderado de las acciones en circulación de la Compañía durante el ejercicio. Para la determinación del promedio ponderado de las acciones en circulación de 2001 y 2000, las acciones adquiridas por la Compañía han sido excluidas del cálculo. Las utilidades por acción, ascendieron a $1.5690 y $1.5830 al 31 de diciembre de 2001 y 2000, respectivamente. El número de acciones promedio considerado en el cálculo por los ejercicios de 2001 y 2000, es de 3,765.8 millones y 3,784 millones, respectivamente.

g) Al 31 de diciembre de 2001 otras partidas de utilidad integral acumuladas, incluyen el efecto por obligaciones laborales y la insuficiencia en la actualización del capital, netos de impuestos diferidos, por $1,239,718 y $11,684,582, respectivamente ($816,566 y $3,663,747 en 2000).

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

16. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades

a) El importe que se presenta en el renglón del Impuesto sobre la renta (ISR) en los estados de resultados corresponde al ISR determinado individualmente para la Compañía y para cada una de las subsidiarias. A partir del 1° de enero de 1999, Telecom y sus subsidiarias Orient y Multimedia, tienen autorización de la Secretaría de Hacienda y Crédito Público para determinar su resultado fiscal sobre bases consolidadas. En este resultado fiscal no se incluye a Telmex ni a América Móvil. Empresas y Controles se incorporará a la consolidación fiscal de Telecom a partir del ejercicio fiscal de 2002.

Por otro lado, Telmex tiene autorización para consolidar con sus subsidiarias los resultados para efectos fiscales a partir del 1° de enero de 1995.

b) La tasa del impuesto sobre la renta aplicable en los ejercicios de 2001 y 2000 fue del 35%, teniéndose durante dichos ejercicios la opción de diferir el pago de una parte del mismo, de tal manera que el impuesto pagado representara el 30% del resultado fiscal del ejercicio. El diferimiento de este impuesto y las utilidades relativas, se controlan a través de la "cuenta de utilidad fiscal neta reinvertida" (CUFINRE), cuyo propósito fundamental es el de identificar las utilidades fiscales sobre las cuales se optó por diferir parte del impuesto sobre la renta. A partir del 1° de enero de 2002, desaparece la posibilidad de diferir el pago del impuesto antes mencionado.

La cantidad distribuida que exceda de los saldos de las cuentas referidas, estará sujeta al pago del impuesto sobre la renta corporativo a la tasa vigente.

Del 1° de enero de 1999 al 31 de diciembre de 2001, las utilidades que se distribuyan a personas físicas o residentes en el extranjero en su carácter de accionistas, serán objeto de una retención del 5% sobre la cantidad que resulte de aplicar a la utilidad distribuida el factor de 1.5385 (1.515 para utilidades provenientes del saldo de la CUFIN al 31 de diciembre de 1998).

c) Las compañías subsidiarias domiciliadas en el extranjero determinan su ISR sobre los resultados individuales de cada subsidiaria y de conformidad con los regímenes fiscales específicos de cada país. La provisión del ISR de estas subsidiarias no es significativa en relación con los estados financieros consolidados.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

16. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades (continúa)

d) El efecto acumulado al principio del año 2000 por la adopción del nuevo Boletín D-4 que ascendió a $9,162,420 (2,478,754 al capital mayoritario y $6,673,226 al interés minoritario), reconociéndose simultáneamente un pasivo por impuestos diferidos.

e) Las provisiones de impuesto sobre la renta se integran como sigue:

	2001	2000
Del ejercicio	$ **10,577,163**	$ 6,351,538
Impuesto diferido, neto de la ganancia monetaria relativa por $ 1,442,171 ($1,286,053 en 2000)	**1,389,565**	2,086,466
Total	$ **11,966,728**	$ 8,438,004

A continuación se presenta una conciliación entre la tasa del impuesto establecida por la ley y la tasa efectiva de impuesto sobre la renta reconocida contablemente por la Compañía:

	Año terminado el 31 de diciembre de 2001	2000
	%	%
Tasa legal de impuesto	**35.00**	35.00
Depreciación	**(0.5)**	(8.50)
Costos financieros	**(2.2)**	(3.80)
Otros	**(0.41)**	(0.08)
Tasa efectiva	**31.89**	22.62

En 2001 la disminución porcentual en la depreciación se originó básicamente por el cambio en el método de depreciación, de conformidad con las leyes fiscales vigentes.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

16. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades (concluye)

f) Al 31 de diciembre de 2001 y 2000, la Compañía reconoció impuestos diferidos sobre las siguientes partidas temporales:

	2001	2000
Impuesto diferido activo:		
Estimación para cuentas incobrables y de inventarios de lento movimiento	$ 669,852	$ 960,285
Pérdidas fiscales	1,243,440	76,445
Servicios facturados por devengar	124,768	445,754
Reservas de pasivo	247,717	75,117
Sobreprecio de la Red Federal de Microondas	-	14,500
Otros	114,744	
	2,400,521	1,572,101
Impuesto diferido pasivo:		
Activo fijo	(11,201,916)	(10,956,766)
Inventarios	(285,152)	(313,541)
Licencias	(155,051)	(226,062)
Pensiones y primas de antigüedad	(808,622)	(1,802,771)
Otros	-	(1,350)
	(12,450,741)	(13,300,490)
Impuesto diferido, neto (pasivo)	$ (10,050,220)	$ (11,728,389)

A partir del 1° de enero de 2002 se aprobó la disminución gradual de un punto porcentual por cada año a partir de 2003, hasta alcanzar una tasa del 32% en el año 2005. El efecto que este cambio de tasas tendrá en los impuestos diferidos de ejercicios subsecuentes no ha sido determinado, y se estima que no será importante.

g) Al 31 de diciembre de 2001, los saldos de las cuentas de capital de aportación actualizado (CUCA), CUFIN y CUFINRE de Telecom ascienden a $5,363,199, $7,407,774 y $9,762, aproximada y respectivamente.

h) El impuesto al activo (IMPAC)

El IMPAC, se causa a razón del 1.8% sobre un promedio neto de la mayoría de los activos menos ciertos pasivos. El IMPAC de los ejercicios terminados al 31 de diciembre de 2001 y 2000 ascendió a $103,453 y $104,139, respectivamente, importes que fueron enterados acreditando el impuesto sobre la renta pagado por dichos ejercicios.

i) Participación de los trabajadores en las utilidades (PTU)

La PTU es generada en términos generales sobre la utilidad fiscal, excluyendo los efectos de la inflación.

17. Segmentos

Después de la escisión mencionada en la Nota 2, la Compañía, básicamente a través de Telmex, opera principalmente en dos segmentos: servicio local y larga distancia. El segmento de servicio de telefonía local corresponde al servicio local fijo alámbrico. El segmento de larga distancia, incluye tanto el servicio nacional como el internacional, excluyendo la larga distancia proveniente de la telefonía pública, rural y circuitos privados, servicios que se incluyen en la columna de otros ajustes y eliminaciones. En la Nota 1 se incluye información adicional sobre la operación de Telmex. A continuación se muestra la información más relevante, la cual fue preparada en forma consistente.

	(Cifras en millones de pesos de poder adquisitivo al 31 de diciembre de 2001)			
	Servicio Local	**Larga Distancia**	**Otros, ajustes y elimina-ciones**	**Total Consolidado**
31 de diciembre de 2001				
Ingresos:				
Ingresos externos	$ 70,099	$ 25,385	$ 15,553	$ 111,037
Ingresos intersegmentos	9,782		(9,782)	
Depreciación y amortización	11,850	2,095	5,029	18,974
Utilidad de operación	27,826	9,118	4,069	41,013
Activos por segmentos (1)	172,504	33,486	30,510	236,500
31 de diciembre de 2000				
Ingresos:				
Ingresos externos	64,674	27,058	15,484	107,216
Ingresos intersegmentos	14,484		(14,484)	
Depreciación y amortización	13,061	2,181	4,792	20,034
Utilidad de operación	30,501	6,526	2,198	39,225
Activos por segmentos (1)	171,641	31,431	28,319	231,391

Adicionalmente, la columna de otros, ajustes y eliminaciones, incluye el directorio telefónico, así como otros servicios. Operaciones entre los segmentos están reportadas a su valor de mercado. El costo integral de financiamiento y las provisiones para impuesto sobre la renta y participación de los trabajadores en las utilidades no están asignadas a los segmentos, ya que se manejan a nivel corporativo.

(1) Los activos por segmentos incluyen propiedades, planta y equipo, construcciones en proceso, inventarios y anticipos a proveedores, sin incluir depreciación acumulada.

Carso Global Telecom

México, Distrito Federal a 28 de junio de 2002.

Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Dirección General de Supervisión de Mercados
Insurgentes Sur 1971, Torre Sur, Piso 9
Colonia Guadalupe Inn
01020 México, Distrito Federal

Hacemos referencia al informe anual relativo a las acciones representativas del capital social de Carso Global Telecom, S.A. de C.V., de la Sección de Valores del Registro Nacional de Valores, para manifestar a esa Comisión lo siguiente:

1. Que conocemos los alcances y responsabilidades frente al público inversionista, las autoridades competentes y demás participantes del mercado de valores, que implican el ser una sociedad con valores inscritos en la Sección de Valores del Registro Nacional de Valores y que se cotizan en la Bolsa Mexicana de Valores, S.A. de C.V.

2. Que hemos revisado el informe anual de fecha 28 de junio de 2002, el cual fue elaborado con base en la información proporcionada por funcionarios de esta sociedad, estando de acuerdo con su contenido. Asimismo, no tenemos conocimiento de información relevante que haya sido omitida o falseada en dicho informe o de que éste contenga información que pudiera inducir a error a los inversionistas.

Atentamente,

Ing. Jaime Chico Pardo
Director General

Lic. Alejandro Escoto Cano
Director de Finanzas y Administración

terminadoel 31 de diciembre de 2001, conforme a la Circular 11-33 de la CNBV.

TELMEX

TELÉFONOS DE MÉXICO, S.A. DE C.V.

Teléfonos de México, S. A. de C.V.
Parque Vía No. 190
Col. Cuauhtémoc 06599 México D.F.

Informe Anual que se presenta de acuerdo con la circular
11-33 de la CNBV por el año terminado el
31 de diciembre de 2001"

Títulos en circulación: Al 31 de diciembre de 2001
4,307 millones Serie AA
313 millones serie A
8,545 millones serie L

"Los valores de Teléfonos de México, S.A. de C.V. se encuentran inscritos en la Sección de Valores y son objeto de cotizar en la Bolsa Mexicana de Valores. La inscripción en el Registro Nacional de Valores e Intermediarios no implica certificación sobre la bondad del valor o la solvencia del emisor".

INDICE

Punto 1	Información relevante	1
	Datos Financieros Seleccionados	1
	Factores de Riesgo	3
	Declaraciones sobre Consecuencias Futuras	8
Punto 2	Información sobre la Compañía	9
	Telmex	9
	Inversiones	22
	Regulación	22
Punto 3	Operación, Revisión Financiera y Perspectivas	30
Punto 4	Consejeros y Funcionarios	43
Punto 5	Accionistas y Operaciones con partes relacionadas	51
	Accionistas Mayoritarios	52
	Operaciones con partes relacionadas	54
Punto 6	Información financiera	56
	Estados Financieros Consolidados	56
	Procesos Legales	56
	Dividendos	57
	Operación del Mercado de Valores	58
	Operación en la Bolsa Mexicana de valores	59
Punto 7	Revelación Cuantitativa y Cualitativa de Riesgos de mercado	60
	Riesgo del tipo de Cambio y Tasa de Interés	60
	Revelación de Análisis de Sensibilidad	60
	Estados Financieros	F-1/F-42

FILE No. 82-4379

TABLA DE REFERENCIAS CRUZADAS

TELÉFONOS DE MÉXICO, S.A. DE C.V.

Conforme a lo previsto en el anexo 1 de la circular 11-33 publicada en el Diario Oficial de la Federación el 23 de noviembre de 2000 de la Comisión Nacional Bancaria y de Valores

INFORMACION GENERAL	
1. Glosario de Términos y Definiciones	Página 61
2. Resumen Ejecutivo	Página 2
3. Factores de riesgo	Página 3
4. Otros Valores inscritos en el RNVI	Serie AA, A, y L
5. Cambios significativos a los derechos de valores inscritos en RNVI	-
6. Destino de los Fondos (en su caso)	-
LA COMPAÑIA	
1.Historia y desarrollo del emisor	Telmex Punto 2, Página 9
2. Descripción del negocio	Información sobre la compañía, Páginas 12 a 15
A. Actividad principal	Información sobre la compañía, Páginas 12 a 15
B. Canales de Distribución	Información sobre la compañía, Páginas 12 a 15
C. Patentes, Licencias, Marcas y otros contratos	Página 12
D. Principales clientes	Punto 2. Información sobre la compañía página 12
E. Legislación aplicable y régimen tributario	Página 24 y 41
F. Recursos Humanos	Empleados Página 50
G. Información del mercado	Punto 2. Página 12
H. Información Financiera por línea de negocio, zona geográfica y Ventas de exportación	Punto 8. Estados Financieros, Nota 16 de Segmentos, Punto 2 Página 12
I. Estructura corporativa	Punto 4, Página 11 y 43
J. Descripción de sus principales Activos	Red - Página 22
K. Procesos Judiciales, Administrativos o Arbitrales	Procesos Legales Página 56
L. Acciones representativas del Capital	Portada, Punto 5, Página 52
M. Dividendos	Punto 6, Página 57
INFORMACION FINANCIERA	

1. Información financiera Seleccionada	**Página 1, Datos financieros Seleccionados**
2. Comentarios y Análisis de la Administración sobre los resultados de operación y situación financiera de la Compañía	**Punto 3. Operación, Revisión financiera y perspectivas, Página 32**
A. Resultados de la Operación	**Punto 3. Operación, Revisión Financiera y Perspectivas, Página 30**
B. Situación financiera, liquidez y Recursos de Capital	**Página 37, Liquidez y Fuentes de Financiamiento**
ADMINISTRACION	
1. Estatutos Sociales y otros convenios	**Se anexan**
2. Administradores y Accionistas	**Punto 4, Página 43**
3. Auditores	**Página F-1**
4. Operaciones con partes relacionadas y conflictos de intereses	**Punto 5, Página 54**
MERCADO ACCIONARIO	
1. Estructura Accionaria	**Portada y Página 53**
2. Comportamiento de la acción en el mercado de valores	**Punto 6. Operaciones de Mercado, Páginas 58 y 59**
ANEXOS	
1. Estados financieros dictaminados	**Estados Financieros, se anexan**
2. Carta de Responsabilidad	**Estados Financieros, se anexan**

Punto 1. INFORMACION RELEVANTE

Datos Financieros Seleccionados

La información financiera seleccionada, que se presenta a continuación procede de los estados financieros consolidados auditados para cada uno de los cinco años concluidos al 31 de diciembre del 2001, los cuales han sido reportados por Mancera, S.C., un miembro de Ernest & Young Global, auditores públicos independientes. La información financiera seleccionada deberá ser leída conjuntamente con nuestros estados financieros consolidados y notas incluidas en otra sección de este informe y son incluidos en su totalidad por referencia.

Los estados financieros consolidados incluidos en este informe anual han sido actualizados para reflejar como operaciones discontinuas el negocio que se escindió en septiembre de 2000 a América Móvil, S.A. de C.V.

Nuestros estados financieros han sido preparados de conformidad con los principios de contabilidad generalmente aceptados en México o los PCGA en México. Los PCGA en México, con los que se elaboraron los estados financieros consolidados y la información financiera seleccionada, se resumen a continuación:

- Los activos no monetarios, incluyendo planta, propiedades y equipo, y capital contable son actualizados con la inflación y en el caso de la planta telefónica importada como se describe a continuación:
- Las ganancias y pérdidas en el poder adquisitivo en la tenencia de pasivos o activos son reconocidas como ingresos, y
- Todos los estados financieros son reexpresados a pesos del 31 de diciembre de 2001.

Desde el 1°. de enero de 1997, hemos actualizado la planta propiedades y equipo de origen extranjero utilizando la tasa de inflación del país de origen y el tipo de cambio existente a la fecha de elaboración del balance general; otros activos fijos son actualizados con base en el Indice Nacional de Precios al Consumidor.

Datos del estado de resultados	Por los años terminados al 31 de diciembre				
	2001	2000	1999	1998	1997
	(En millones de pesos constantes al 31 de diciembre de 2001, excepto en los datos por acción).				
Ingresos de operación........................	110,967	106,557	96,880	91,368	86,775
Costos y gastos de operación..............	68,376	65,106	58,148	55,520	55,465
Utilidad de operación........................	42,591	41,451	38,732	35,848	31,310
Utilidad neta de operaciones continuas...	23,494	26,098	23,713	16,378	17,218
Utilidad neta de operaciones escindidas (1)		1,538	4,870	4,577	2,257
Utilidad neta.....................................	23,494	27,636	28,583	20,955	19,475
Utilidad neta por acción de operaciones continuas Básicas..........................	1.735	1.779	1.571	1.036	1.024
Utilidad neta por acción de operaciones continuas Diluida..........................	1.629	1.683	1.534	1.036	1.024
Utilidad neta por acción Básica............	1.735	1.884	1.894	1.326	1.159
Utilidad neta por acción Diluida............	1.629	1.784	1.852	1.326	1.159
Dividendos por acción (2)....................	0.490	0.445	0.388	0.350	0.263

Datos de balance	Al 31 de diciembre de				
	2001	2000	1999	1998	1997
	(En millones de pesos constantes al 31 de diciembre de 2001, excepto en los datos por acción).				
Planta, propiedades y equipo, neto........	114,454	111,205	111,409	129,154	133,981
Activo total de operaciones continuas....	156,911	163,789	155,384	166,039	170,868
Activo total de operaciones escindidas (1)	—	—	69,658	54,891	48,343
Activo total..................................	156,911	163,789	225,042	220,930	219,211
Deuda a largo plazo.........................	52,254	31,629	27,871	32,292	30,556
Total capital contable.......................	50,762	51,626	139,118	135,304	133,708

(1) Las operaciones que escindimos de América Móvil en septiembre del 2000 son presentadas como operaciones discontinuas.
(2) Importe nominal.

FACTORES DE RIESGO

Riesgos relacionados con nuestras operaciones en general

El incremento de la competencia podría afectar adversamente nuestra participación de mercado, ingresos y rentabilidad.

Nuestros resultados de operación se han visto afectados por la apertura del servicio de larga distancia del mercado mexicano a la competencia desde principios de agosto de 1996 y la disponibilidad de interconectarse a nuestra red desde el 1 de enero de 1997. Los operadores de la competencia han ganado participación en el mercado de larga distancia, y los precios se han caído constantemente al haberse reducido las tarifas reales e incrementado los descuentos a los clientes. Los efectos de tener competencia han sido particularmente severos en servicios de larga distancia internacional, en donde nuestros ingresos se han reducido desde el año de 1996 hasta 1998 y nuevamente en 2000 y 2001. Creemos que la baja en el volumen de tráfico internacional se ha visto adversamente afectado por una práctica no autorizada conocida como "by-pass" ilegal, que se genera cuando una llamada internacional entrante a México se enruta a través de circuitos privados u otros canales y después se maneja como si fuera una llamada de larga distancia nacional o llamada local. Es difícil evitar esta práctica y es probable que se genere cuando los operadores de la competencia tienen una ventaja sustancial en el precio. Una mayor competencia puede afectar adversamente nuestra participación de mercado, ingresos y rentabilidad.

La competencia en el servicio local principalmente de los proveedores de servicio inalámbrico, ha estado desarrollándose desde 1999. A Diciembre de 2001, había 21.8 millones de líneas celulares en servicio comparadas con 13.8 millones de líneas fijas en servicio. Actualmente hay 14 operadores locales de líneas fijas, principalmente en la ciudad de México y otras grandes ciudades. Otros operadores que actualmente son operadores de larga distancia (Avantel y Alestra) y operadores de celular con PCS e inalámbricos fijos también están proporcionando servicio local. Aún no podemos predecir cuál será el efecto a largo plazo de la competencia en el servicio local sobre nuestros resultados operativos.

Los efectos de una mayor competencia son sumamente inciertos y dependerán de una gran variedad de factores incluyendo las condiciones de la economía mexicana, el desarrollo regulativo incluyendo la reducción de las tarifas de interconexión, el comportamiento de nuestros clientes y competidores y de la efectividad de las medidas que adoptemos.

La regulación de operador dominante y otros eventos regulatorios podrían perjudicar nuestras operaciones, limitando nuestra capacidad competitiva y estrategias de rentabilidad.

Nuestras operaciones están sujetas a una extensa regulación y pueden verse adversamente afectadas por cambios en la ley, regulaciones o política regulatoria. En especial la *Comisión Federal de Competencia* ha determinado que nosotros somos un proveedor dominante de algunos servicios de telecomunicaciones y la ley contempla que las autoridades regulatorias pueden imponer regulaciones adicionales a un proveedor dominante. En septiembre del 2000, la *Comisión Federal de Telecomunicaciones* o Cofetel, adoptó regulaciones que se aplican específicamente a nosotros como operador dominante. En mayo de 2001, tribunales mexicanos resolvieron que la determinación de que nosotros somos un operador dominante fue procesalmente improcedente, pero la Comisión de Competencia llevó a cabo una segunda emisión de resolución con los mismos términos a mediados de mayo de 2001. En mayo de 2002, un tribunal federal nulificó varias resoluciones emitidas por la Comisión Federal de Competencia y Cofetel, incluyendo la resolución de septiembre de 2000, adoptando regulaciones de operador dominante. Creemos que si se implantaran eventualmente las nuevas regulaciones de operador dominante y las reglas sustanciales y los procedimientos regulatorios correspondientes reducirán nuestra flexibilidad para adoptar políticas tarifarias competitivas.

Siguiendo los procedimientos por los cuales Telmex apeló la validez de la regulación de ser operador dominante, en mayo 27 del 2002, una corte federal resolvió anular varias resoluciones emitidas por la Comisión Federal de Competencia y la Cofetel. Tales resoluciones incluyen la resolución emitida en septiembre 8 del 2000, en la cual Cofetel adoptó regulaciones que nos aplican específicamente como operador dominante.

Nuestros resultados financieros pueden verse afectados por los cambios en las cuotas de interconexión que cobramos a otros operadores, y por nuestra capacidad para cobrarlas. Cofetel supervisa la negociación y establece e impone en muchos casos, en donde la negociación falla, tarifas de interconexión y aquellas tarifas que han estado sujetas a controversia y litigio. Más recientemente, por ejemplo las cuotas de interconexión que cobramos a los operadores competidores de larga distancia se redujeron por determinación de Cofetel en octubre del 2000. Las acciones de las autoridades regulatorias mexicanas, en estas o en otras áreas podrían requerirnos adoptar tarifas u otras prácticas que difieran de aquellas que nosotros en otro caso habríamos adoptado.

Los Estados Unidos han presentado ante la OMC (Organización Mundial de Comercio) una solicitud para tener conversaciones con México sobre las barreras ilegales a la competencia en el mercado de telecomunicaciones mexicano. Los Estados Unidos han impugnado, que México no ha cumplido con sus acuerdos con la OMC, porque ha fallado en: i) proporcionar terminación internacional a los operadores de telecomunicaciones norteamericanos con tarifas "basadas en costos" y "razonables" y ii) las compañías norteamericanas puedan enrutar sus llamadas dentro y fuera de México a través de líneas privadas. Creemos que los reclamos de los Estados Unidos tienen una motivación política y son incorrectas, una decisión adversa del panel podría apuntar a sanciones comerciales contra México y podría acelerar cambios en la regulación afectando nuestra operación.

En Octubre del 2001, el Congreso de la Unión anunció el inicio del Proceso de Reforma a la Ley Federal de Telecomunicaciones. No podemos predecir cuándo dichas enmiendas pudieran ser implantadas, y de serlo, sus efectos en nuestra operación.

La Escisión de América Móvil Cambió Substancialmente Nuestras Operaciones

En septiembre de 2000, escindimos nuestro negocio de telefonía móvil y la mayoría de nuestras inversiones fuera de México se transfirieron a América Móvil. En la actualidad, somos substancialmente una compañía menos diversificada que lo que éramos antes de la escisión. Las operaciones que vamos a continuar operando consisten básicamente de servicios relacionados con la telefonía fija en México, incluyendo Internet y transmisión de datos, y pudieran tener menor posibilidad de crecimiento a futuro que las que escindimos. Debido a que ya no participamos en la telefonía móvil, nuestras operaciones pueden verse afectadas por el desarrollo y éxito comercial de los proveedores de servicio inalámbrico y otras tecnologías, incluyendo a América Móvil. La escisión nos dejó considerablemente con más deuda, menos efectivo y valores negociables que antes.

Riesgos Relacionados con Nuestros Socios Mayoritarios y la Estructura de Capital

Estamos controlados por un accionista

La mayoría de las acciones con derecho a voto de nuestra compañía (66.6% a abril 30 de 2002) están indirectamente controladas por Carso Global Telecom, S.A. de C.V., la cual es controlada por un fideicomiso a beneficio de Carlos Slim Helú y miembros de su familia inmediata. Carso Global Telecom tiene el poder efectivamente para designar a la mayoría de los miembros de nuestro Consejo de Administración y determinar el resultado de otras acciones que requieren el voto de los accionistas con excepción de algunos casos muy limitados que requieren el voto de los tenedores de las Acciones Serie L.

Participamos en Operaciones con Afiliadas que Pudieran Crear un Potencial Conflicto de Intereses.

Participamos en operaciones con algunas subsidiarias de Grupo Carso, S. A. de C. V. y Grupo Financiero Inbursa, S. A. de C. V., que están bajo el control común de Carso Global Telecom. Las operaciones con las subsidiarias de Grupo Carso incluyen la compra de bienes, servicios y seguros. También participamos en operaciones con América Móvil, la cual es controlada por América Telecom, S.A. de C.V. Tanto América Telecom como Carso Global Telecom son controladas por Carlos Slim Helú y miembros de su familia inmediata. Las operaciones con América Móvil incluyen ciertos acuerdos para instrumentar la escisión y proporcionar servicios de transición así como relaciones comerciales continuas. También hemos hecho inversiones conjuntas con nuestras afiliadas y vendido nuestra participación de algunas empresas a nuestras afiliadas.

Las operaciones de inversión con nuestros socios incluyen una inversión en Prodigy Communications Corporation (esta empresa fue vendida a una afiliada de SBC International en noviembre del 2001). Una inversión en The Telvista Company y la venta de nuestra subsidiaria Kb/Tel. Nuestras operaciones con afiliadas pueden crear potenciales conflictos de interés.

Nuestros estatutos restringen la transferencia de acciones en ciertas circunstancias

Nuestros estatutos estipulan que cualquier transferencia mayor al 10% del capital por cualquier persona o grupo de personas actuando juntas, requieren de la aprobación del Consejo. Si adquiere mas del 10% de nuestras acciones, no podrá transferirlos sin la aprobación del Consejo.

Riesgos Relacionados con el desarrollo en México y otros países emergentes

Las Políticas Gubernamentales y los Desarrollos Económicos en México Pueden Afectar Adversamente Nuestros Resultados de Operación.

La mayor parte de nuestras operaciones y activos se encuentran en México. Como resultado de ello, nuestras operaciones pueden verse afectadas por la situación general de la economía mexicana, la devaluación del peso, la inflación en México y las altas tasas de interés o los acontecimientos políticos en México.

México ha experimentado condiciones económicas adversas.

México experimentó una crisis económica severa posterior a la devaluación del peso en diciembre de 1994. En años recientes las crisis económicas en Asia, Rusia, Brasil y otros mercados emergentes han afectado adversamente la economía mexicana y podrían hacerlo de nuevo.

En 2000, el crecimiento del producto interno bruto o PIB fue de 6.9%, y la inflación fue de 8.9%. En 2001, el PIB disminuyó 0.3% como resultado de la recesión en Estados Unidos, mientras que la inflación cayó a 4.4%. El gobierno mexicano ha estimado que el crecimiento del PIB en 2002 será de 1.7% y la inflación será del 4.5%. No podemos garantizar que estas estimaciones vayan a ser correctas. Las condiciones económicas en México están fuertemente influenciadas por las condiciones en los Estados Unidos, si la economía estadounidense no se recupera, el crecimiento de la economía mexicana podría ser adversamente afectado.

Si la economía mexicana cae en una recesión o si la inflación y las tasas de interés se incrementan de manera importante, nuestras operaciones, situación financiera y resultado de operaciones podrían verse substancialmente afectadas porque la demanda de servicios de telecomunicaciones disminuiría y los consumidores pudieran tener problemas para pagar nuestros servicios.

La depreciación o fluctuación del peso respecto al dólar norteamericano podría afectar desfavorablemente a nuestra situación financiera y a los resultados de operación.

Básicamente nuestra deuda está denominada en dólares estadounidenses, por lo que nos vemos afectados por fluctuaciones en el valor del peso frente al dólar de los Estados Unidos de América. En 2001, el peso se apreció contra el dólar de los Estados Unidos un 4.8% al final del año y el valor promedio del peso contra el dólar durante 2001 fue 1.7% mayor que en 2000. En 2000, el peso al cierre del año se depreció ligeramente frente al dólar de los Estados Unidos, pero el valor promedio del peso frente al dólar de Estados Unidos fue 1.0% mayor a 1999. En 1999, el peso se apreció frente al dólar de los Estados Unidos aproximadamente 3.5% al final del año, pero el valor promedio del peso frente al dólar de los Estados Unidos durante 1999 fue 3.6% inferior que al de 1998. Pudiéramos incurrir en mayores pérdidas cambiaras como resultado de depreciaciones futuras o devaluaciones del peso.

Severas devaluaciones o depreciaciones del peso también podrían alterar los mercados cambiarios internacionales y pudieran limitar nuestra posibilidad de transferir o convertir pesos a dólares de los Estados Unidos u otras monedas para hacer oportunamente los pagos de intereses y capital de nuestra deuda. Aunque el gobierno mexicano no restringe actualmente y durante muchos años no ha restringido el derecho o capacidad de los mexicanos o extranjeros o entidades para convertir pesos a dólares estadounidenses o transferir recursos a otras monedas fuera de México, el gobierno podría instituir políticas restrictivas de tipo de cambio que nos podrían afectar en el futuro. Es probable que las fluctuaciones cambiarias continuarán afectando nuestros ingresos y gastos financieros y nuestros ingresos de enlace internacional.

Altos niveles de inflación y altas tasas de interés en México podrían afectar desfavorablemente nuestra situación financiera y a los resultados de operación.

México ha experimentado niveles elevados de inflación y altas tasas de interés. La tasa anual de inflación, medida por cambios en el Índice Nacional de Precios al Consumidor fue de 4.4% para el año 2001. La inflación para el primer trimestre de 2002 fue de 1.4%. Si la inflación en México no permanece sobre las proyecciones del gobierno, nosotros no podríamos ser capaces de aumentar nuestras tarifas manteniendo el ritmo de la inflación y más genéricamente el efecto adverso de una alta inflación en la economía mexicana, podría resultar en una baja demanda o un crecimiento bajo en la demanda de servicios de telecomunicaciones. La tasa de interés promedio a 28 días de los Certificados de la Tesorería de la Federación o Cetes durante 2001 fue de 11.3%. El 29 de mayo de 2002 la tasa de Cetes fue de 6.98%. Tasas altas de interés en México podrían afectar adversamente nuestro costo financiero.

Los eventos políticos en México, podrían afectar la política económica mexicana y nuestras operaciones.

Las elecciones nacionales efectuadas en julio del 2000, terminaron con 71 años de régimen presidencial del *Partido Revolucionario Institucional* (PRI) con la elección del presidente Vicente Fox, miembro del Partido Acción Nacional (PAN), resultó en un incremento en la representación de los partidos de oposición en el Congreso de México y en una mayoría en las posiciones de gobernaturas. Aunque todavía no ha habido una repercusión material adversa, resultado de este cambio político, la participación multipartidista es aún relativamente nueva en México y podría resultar en condiciones económicas o políticas a tal grado que podrían materialmente afectar adversamente nuestra operación. La escasez de mayoría partidista en el poder legislativo y la escasez de alineamiento entre el poder legislativo y el presidente, podría resultar en un estancamiento y obstruir la implantación oportuna de las reformas económicas, las cuales a su vez podrían tener un efecto material adverso en la economía mexicana y en nuestra operación. Ni el PRI ni el PAN alcanzaron mayoría en el Congreso o el Senado.

El desarrollo de otras economías emergentes pueden afectar adversamente nuestro negocio ó el precio del mercado de nuestros valores.

Las cotizaciones de mercado de los valores de las compañías mexicanas pueden variar en diferentes grados, afectados por las condiciones económicas y de mercado en otros países emergentes. Aún cuando las condiciones en tales países pueden diferir significativamente de las condiciones económicas en México, las reacciones de los inversionistas a acontecimientos en cualquiera de estos otros países pueden tener efectos adversos en la cotización de los valores de los emisores mexicanos. En octubre de 1997, los precios de las emisiones de deuda y acciones mexicanas cayeron substancialmente, precipitadas por una caída brusca de su valor en los mercados asiáticos. Similarmente, en la segunda mitad de 1998, los precios de los valores mexicanos fueron afectados adversamente por las crisis económicas en Rusia y Brasil. La actual crisis económica en Argentina puede afectar adversamente a la economía mexicana y a los valores mexicanos. Si las condiciones de la economía argentina no mejoran, la economía mexicana podría experimentar crecimientos mas bajos que los experimentados en años recientes. No se puede asegurar que la cotización de nuestros valores no serían adversamente afectados por eventos en cualquier otro lugar, especialmente en países emergentes.

DECLARACIONES SOBRE CONSECUENCIAS FUTURAS

Este informe contiene declaraciones sobre consecuencias futuras. Ocasionalmente podemos hacer declaraciones sobre el futuro en nuestros informes periódicos a la Securities and Exchange Commission (Comisión de Valores) en las Formas 20-F y 6-K, en nuestro informe anual a los Accionistas, en circulares de ofertas y prospectos, en boletines de prensa y en otros materiales escritos, así como en declaraciones verbales de nuestros funcionarios, consejeros o empleados; a analistas, inversionistas institucionales, representantes de los medios de comunicación y otros. Ejemplos de estas declaraciones sobre el futuro incluyen:

- Proyecciones de ingresos de operación, utilidad (pérdida) neta, utilidad (pérdida) neta por acción, inversiones de capital, dividendos, estructura de capital u otras partidas o razones financieras,

- Declaraciones sobre nuestros planes, objetivos o metas incluyendo los relativos a la competencia, regulaciones y tarifas,

- Declaraciones sobre nuestros resultados económicos futuros o de los de México u otras áreas en las cuales operamos.

- Supuestos implícitos en dichas declaraciones.

Palabras como "creer," "anticipar," "planear," "esperar," "pretender," "meta," "estimar," "proyecto," "predecir," "pronóstico," "lineamiento," "debería" y expresiones similares pretenden identificar consecuencias futuras pero no son la única manera para identificarlas.

Los comentarios sobre el futuro incluyen riesgos e incertidumbres inherentes. Se advierte que varios factores importantes podrían generar resultados reales que diferirían substancialmente de los planes, objetivos, expectativas, estimaciones e intenciones expresados en dichas declaraciones sobre el futuro. Estos factores, algunos de los cuales se discuten bajo los "Factores de Riesgo" que empiezan en la página 4, condiciones políticas y económicas y políticas gubernamentales en México o en algún otro lugar, tasas de inflación, tipos de cambio, situaciones regulatorias, mejoras tecnológicas, demanda de los clientes y competencia. Se advierte que la lista anterior de factores es enunciativa más no limitativa y que otros riesgos e incertidumbres pueden causar que los resultados actuales difieran substancialmente de los que se contemplan en las declaraciones sobre el futuro.

Las declaraciones sobre el futuro están relacionadas con la fecha en que se hacen y no deberían esperar que, solo porque hemos hecho declaraciones sobre el futuro, deberíamos de actualizarlas en vista de información nueva o nuevos desarrollos que se generen. Nos obligamos a hacer del conocimiento público la información sobre eventos relevantes, en la forma y términos que se establecen en la circular 11-28 emitida por la Comisión Nacional Bancaria y de Valores.

Punto 2. INFORMACION SOBRE LA COMPAÑIA

TELMEX

Somos dueños y operamos el sistema de telecomunicaciones más grande en México. Somos el único proveedor a nivel nacional de servicios de telefonía de línea fija y el principal proveedor de servicios telefónicos de larga distancia y local así como de acceso a Internet en México. También proporcionamos otros servicios de telecomunicaciones y servicios relacionados con las telecomunicaciones como son servicios de directorio, conectividad a Internet, transmisión de datos, servicios de localización y servicios de interconexión con otros operadores.

Al 31 de marzo del 2002, teníamos 13.6 millones de líneas fijas en servicio 9.9% más que en marzo 31 del 2001. En el servicio de larga distancia, estimamos que en 2001 nuestra participación en tráfico fue 68.6% para larga distancia nacional y 59.0% para larga distancia internacional.

De nuestros ingresos consolidados en 2001, 47.2% fue atribuido al servicio local, 34.2% atribuido al servicio de larga distancia y 13.3% fue atribuido a la interconexión. En los ingresos de larga distancia están incluidos los ingresos del servicio de transmisión de datos, los cuales representan el 10.3% del total de los ingresos. Otros servicios, incluyendo páginas amarillas y venta de equipo, contabilizó el 5.3% de los ingresos consolidados.

Historia

Nos constituimos en 1947 con capital privado para adquirir el negocio telefónico mexicano de una subsidiaria propiedad del grupo L.M. Ericsson, grupo sueco. En 1950, adquirimos la operación de la compañía telefónica mexicana de una subsidiaria propiedad de International Telephone and Telegraph Company, la cual operaba la otra red de telefonía nacional en México en esa época. En 1972 el gobierno federal mexicano adquirió la mayoría de nuestro capital social. En diciembre de 1990, el gobierno vendió acciones que representaban el control del poder de voto de nuestra compañía. El gobierno vendió el resto de sus acciones en una serie de operaciones que se iniciaron en mayo de 1991.

En septiembre del 2000, nuestros accionistas aprobaron la escisión de nuestras operaciones inalámbricas en México y la mayor parte de nuestras operaciones internacionales a América Móvil, una nueva sociedad mexicana. La escisión fue realizada por medio de un procedimiento bajo la ley corporativa mexicana denominado escisión o "split-up". La escisión fue concluida el 7 de febrero de 2001, cuando las acciones de América Móvil empezaron a cotizar en la Bolsa Mexicana de Valores, New York Stock Exchange y NASDAQ.

En los años transcurridos desde nuestra privatización, hemos evolucionado de una empresa propiedad del estado a una empresa proveedora de servicios totalmente integrada al sector privado. El consumo del servicio telefónico ha crecido rápidamente como resultado de la modernización de nuestro equipo, de la reconstrucción de planta externa, de la optimización de la arquitectura de la red, de la digitalización de centrales de larga distancia y locales, y una red nacional redundante de fibra óptica. Hemos expandido tanto el volumen como el alcance de nuestros servicios para cubrir 25,638 comunidades, proveyendo servicios de las más esenciales comunicaciones de voz, a productos donde voz, datos y vídeo convergen.

Estrategia Básica

Operamos básicamente en el mercado mexicano para telecomunicaciones alámbricas de voz, Internet y el negocio de datos. Esperamos que en estos mercados continuará el crecimiento de demanda, en una competencia cada vez mayor y una mayor diversificación de la gama de servicios que ofrecemos, particularmente si la economía mexicana se recupera. Esperamos que cualquier baja en nuestra participación de mercado, debido a una mayor competencia cuando menos pueda ser compensada en parte por el crecimiento general del mercado. Creemos que nuestras fortalezas en estas condiciones incluyan lo siguiente:

- Nuestra fuerte posición competitiva en el mercado mexicano de voz de telefonía fija e Internet y el negocio de datos, con cobertura nacional, la mayor participación del mercado y una marca fuertemente reconocida

- Nuestra habilidad para ofrecer soluciones integrales en todo México

- Tamaño y sofisticación tecnológica de nuestra infraestructura de la red, que incluye la más grande red de fibra óptica en México

- Nuestra fuerte posición financiera, flujos de caja estables; y

- Nuestro experimentado equipo administrativo, que se beneficia de la fortaleza de nuestro principal accionista Carso Global Telecom y SBC International, Inc.

Es nuestra intención mantener nuestro liderazgo en las telecomunicaciones tradicionales de voz de telefonía fija y aprovechar el potencial de crecimiento en datos y operaciones relacionadas con el Internet en México. Por lo tanto, nuestra estrategia de negocios destaca lo siguiente:

Nos estamos concentrando en mejorar el servicio a clientes anticipando sus necesidades y satisfaciendo sus expectativas en diferentes sectores, incluyendo a las grandes corporaciones, empresas de tamaño mediano, empresarios y negocios desarrollados en el hogar. Para atender las necesidades de nuestros clientes comerciales hemos desarrollado el sistema mejorado de facturación adaptado a categorías especiales de clientes y estamos reduciendo los tiempos de entrega de nuevos servicios.

Para atender a nuestros clientes residenciales, hemos desarrollado nuestros servicios y productos a la medida para satisfacer sus necesidades. Implantamos el programa "Prodigy Plus" para proveer conjuntamente computadoras personales con el acceso a Internet. En el 2001, realizamos expansiones para manejar un mayor ancho de banda como parte de nuestra línea Prodigy, incluyendo Prodigy turbo (ISDN) y Prodigy Infinitum (ADSL). Hemos hecho énfasis en la ampliación de los servicios digitales tales como identificador de llamada, llamada en espera, llamada tripartita, sígueme y correo de voz. Para nuestros clientes de bajos ingresos, hicimos extensivo el prepago del servicio, incluyendo el lanzamiento de la tarjeta de pre-pago "Multifon" en el 2001 y el servicio de pre-pago "Multifon Hogar" en el 2002.

Al mismo tiempo que incrementamos nuestro principal negocio de comunicaciones por voz con su fuerte penetración y reconocimiento de la marca, estamos promoviendo nuestra capacidad para brindar servicios integrados de valor agregado, incluyendo transmisión de datos, servicios avanzados de datos, concentrando funciones de procesamiento de datos, soporte para el comercio electrónico, equipo en el local del cliente y soluciones adaptadas para las diferentes industrias en lo particular.

Continuamos expandiendo nuestra red de fibra óptica a nivel nacional, y que actualmente se extiende en más de 70,000 kilómetros, incluyendo redundancia total, y que enlaza áreas donde está el 99% de la población mexicana.

Con participación accionaria igual a la de Microsoft, desarrollamos el portal T1MSN. Uno de los sitios más frecuentemente visitados de Internet en el año 2000. En Septiembre de 2001, T1MSN adquirió Yupi, un portal popular de habla hispana.

Estamos instrumentando una transición en el diseño de la red hacia lo que llamamos red de siguiente generación, o RNG. Durante la transición, queremos integrar gradualmente nuestras infraestructuras independientes de servicio y los sistemas administrativos bajo una infraestructura común con nodos de multiservicios que tienen la capacidad para darnos voz, datos, Internet y servicios de vídeo. La RNG nos permitirá mejorar la flexibilidad en los servicios que ofrecemos e incrementar la eficiencia del manejo de nuestra red.

Subsidiarias Importantes

La siguiente tabla lista nuestras subsidiarias más importantes al 31 de diciembre del 2001:

Nombre de la Compañía	Jurisdicción de Establecimiento	Porcentaje Participación	Descripción
Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	México	100.0	Compañía de bienes raíces dueña de nuestras instalaciones
Alquiladora de Casas S.A. de C.V.	México	100.0	Compañía de bienes raíces dueña de nuestras instalaciones.
Teléfonos del Noroeste, S.A. de C.V., o Telnor	México	100.0	Concesionario de red de cable fijo para dos estados al noroeste de México
Anuncios en Directorios, S.A. de C.V.	México	100.0	Subsidiaria que administra la publicidad y producción del directorio de páginas amarillas.
Uninet, S.A de C.V.	México	100.0	Proveedor de acceso a Internet para Telmex y clientes comerciales.
Consorcio Red Uno, S.A. de C.V.	México	100.0	Proveedor de servicios de integración de red de telecomunicaciones y sistemas de información
Telmex USA, L.L.C.	Delaware	100.0	Revendedor autorizado de servicios de larga distancia nacional e internacional en los Estados Unidos
T1MSN Corporation	Delaware	50.0	Asociación en participación con Microsoft para establecer un portal en Internet para el continente americano de habla hispana

Generalidades

La siguiente tabla proporciona datos históricos seleccionados sobre el tamaño y el uso de nuestra red, excluyendo las operaciones inalámbricas escindidas a América Móvil en Septiembre de 2000.

	Al 31 de diciembre de				
	2001	2000	1999	1998	1997
Líneas Fijas en servicio (miles)	13,372	12,069	10,878	9,927	9,254
Cuentas de acceso a Internet (miles)	913	634	403	146	34
Líneas equivalentes de transmisión de datos (miles)	1,574	997	507	371	224
Porcentaje de líneas conectadas a centrales digitales	100.0	100.0	99.6	97.7	90.1
Líneas en servicio por empleado	272.8	247.4	222.7	202.4	187.2
Minutos de llamadas de larga distancia nacional por el período (millones)	14,251	12,309	10,419	9,077	8,232
Minutos de llamadas de larga distancia internacional por el período (millones)(1)	4,404	5,521	4,192	3,286	3,768

(1) Incluye tráfico entrante y saliente

En 2000, el gobierno Mexicano reconoció nuestra fortaleza tecnológica otorgándonos el Premio Nacional de Tecnología por el uso y administración de los recursos tecnológicos, así como la mejora en los productos, servicios y procesos en beneficio del cliente. En el 2002, la revista Forbes nombró a Teléfonos de México como la mejor empresa de telecomunicaciones en el mundo en el 2001, en su revisión anual del desempeño financiero y crecimiento de las compañías, con ventas o capitalización de por lo menos 5 mil millones de dólares.

Servicio Local

Al 31 de diciembre de 2001, teníamos 13.4 millones de líneas fijas locales en servicio. Las líneas en servicio se incrementaron 10.8% en 2001, reflejando 1,917 mil líneas nuevas y 615 mil bajas. El incremento en líneas se puede ver afectado por la situación económica. Por ejemplo, en 1996, la crisis económica en México afectó adversamente el incremento en número de líneas, con 475 mil líneas nuevas y 450 mil bajas.

En noviembre de 2000, finalizamos la implantación del plan de modernización de numeración mexicano adoptado por Cofetel. El nuevo plan de numeración, proporcionó más números locales y abrió el espacio para la introducción de la competencia en los servicios locales. Desde entonces, tenemos consolidadas ciertas áreas de servicio local bajo un plan de consolidación acordado con la Cofetel, incrementado el tamaño del área local para clientes en algunas regiones y reduciendo el número de áreas de servicio local de aproximadamente 2,200 a aproximadamente 406 para junio del 2002.

Nuestra red es 100% digital y virtualmente todas nuestras líneas están conectadas a centrales digitales. En 2001, los clientes incrementaron el uso de los servicios digitales, como son: identificador de llamada, llamada en espera, llamada tripartita, sígueme y correo de voz. El número de líneas con servicios digitales en uso al final del año 2001 fue 3.2 millones, un incremento de 55.5% respecto a 2000. A diciembre 31 del 2001, 24.0% de las líneas tenían por lo menos un servicio digital.

Proporcionamos servicio telefónico local a 25,638 comunidades en México. Las líneas en servicio están concentradas en grandes áreas urbanas. De todas las líneas en servicio el 37.8% se encuentran en la ciudad de México, Monterrey y Guadalajara, y 26.0% se encuentra solamente en el área de la ciudad de México. Proporcionamos servicio a 14,748 comunidades rurales, lo que excede nuestras obligaciones bajo la Concesión de ampliar los servicio a áreas rurales.

Nuestros cargos de servicio telefónico local de línea fija comprenden (a) cargos por instalación, (b) cargos mensuales de renta de la línea, (c) cargos mensuales de servicio medido, y (d) cargos por otros

servicios, como son la transferencia de una línea a otra dirección y reconexión. Los clientes residenciales pagan un cargo fijo por llamada local en exceso de una cantidad mensual de 100 llamadas locales, y los clientes comerciales pagan por cada llamada local la misma tarifa fija. Durante 2001, aproximadamente el 51.5% de los clientes residenciales hicieron menos de 100 llamadas locales por mes. La Concesión nos permite, pero no nos obliga, a basar nuestros cobros en la duración de cada llamada, con una cantidad mensual de llamadas libres o minutos libres para los clientes residenciales. Actualmente no hacemos cobros por la duración de la llamada en ninguna región, pero pudiéramos hacerlo en el futuro. Ofrecemos servicio de prepago para el servicio local y de larga distancia a través de nuestras tarjetas telefónicas "Ladatel" y "Multifon". Las tarjetas "Multifon" pueden ser usadas en los teléfonos públicos Ladatel, en los aparatos Ladafon instalados en los hogares y en los teléfonos de línea fija con recibo telefónico. A principios de marzo del 2002, lanzamos al mercado la tarjeta de prepago para servicio local y larga distancia "Multifon Hogar" para ser usada desde los teléfonos instalados en los hogares. Este servicio esta dirigido a clientes de bajos ingresos y clientes con cuentas incobrables ofreciéndoles una alternativa para su facturación mensual en los teléfonos de líneas fijas.

En noviembre de 2001, anunciamos que no incrementaríamos nuestras tarifas durante el año de 2002. En marzo de 2001, incrementamos el cargo por renta mensual a clientes residenciales en 6.5% y el servicio medido para todos los clientes en 6.4%. El 1° de octubre del 2000, incrementamos 6.1% nuestras tarifas de servicio local con excepción de los cargos por instalación comercial. Incrementamos todas nuestras tarifas de servicio local 4.1% el 10 de marzo de 1999 y 4.1% el 1° de julio de 1999, a excepción de los cargos por instalación comercial. En este párrafo describimos los incrementos de tarifas en términos nominales, sin tomar en cuenta la inflación.

Tenemos concesiones de frecuencias adquiridas en octubre de 1997 y octubre de 1998. Usamos las frecuencias básicamente para proporcionar servicios inalámbricos fijos y transmisión de larga distancia donde no hay disponibilidad de acceso local.

Servicio de Larga Distancia

Somos el proveedor líder de servicios de telecomunicaciones de larga distancia nacional e internacional en México. Nuestra red de transmisión de larga distancia nacional consta de más de 70,000 kilómetros de fibra óptica que conecta a las principales ciudades de México e incluye ramales secundarios y un anillo de transmisión adicional alrededor de la ciudad de México diseñado para mitigar la congestión de la red. El tráfico de larga distancia internacional con los Estados Unidos, Canadá, Centroamérica y otros países se transporta por medio de una combinación de red de fibra óptica, transmisión de microondas, sistemas satelitales y cable submarino. Ver "—Red"

Nuestros cargos por servicio de larga distancia nacional se basan en la duración de la llamada y en el tipo de servicio, por ejemplo, por marcación directa o asistida por operadora. Los cargos por llamadas de larga distancia internacional se basan en el tipo de servicio, duración de la llamada y la región del mundo a la que se llama. Esperamos que nuestras tarifas nominales por larga distancia nacional e internacional permanezcan sin cambios en 2002. Nuestras tarifas nominales para servicios de larga distancia nacional e internacional no cambiaron en el 2000 y 2001. Las tarifas básicas se incrementaron 14.2% en términos nominales en marzo de 1999 para tráfico a los Estados Unidos y Canadá.

Ofrecemos varios planes de descuento de larga distancia que reducen las tarifas efectivas que pagan nuestros clientes en base al volumen, tiempo de uso y otros factores. A inicios de 2000, para el servicio de larga distancia nacional, los clientes corporativos con grandes volúmenes pagaban $ 1.00 peso por minuto, el cual representa un descuento de hasta 61.2% de la tarifa nominal, mientras que otros clientes que mantienen su servicio con nosotros tienen un descuento mínimo del 12%, así como descuentos del 50% en llamadas que se hacen entre las 8:00 p.m. y 7:59 a.m. de lunes a sábado y todo el día domingo. En servicio de larga distancia internacional, los clientes reciben un descuento del 33.3% en llamadas que hagan a los Estados Unidos y Canadá entre las 7:00 p.m. y las 6:59 a.m. de lunes a viernes, todo el día sábado y entre 12:00 a.m. y 16:59 p.m. los domingos.

Los ingresos por servicios de larga distancia internacional incluyen también los pagos netos de los convenios bilaterales con operadores extranjeros. Los convenios rigen las tarifas de nuestros pagos a operadores extranjeros por terminación de llamadas internacionales salientes de México y operadores extranjeros a nosotros por terminar sus llamadas internacionales en México. Las tarifas de pago bajo dichos convenios se negocian con cada operador extranjero. Las liquidaciones entre operadores normalmente se hacen cada mes sobre base neta. Los montos pagaderos a nosotros por liquidación neta sobre llamadas de los Estados Unidos a México generalmente exceden los montos a pagar por nosotros sobre llamadas de México a los Estados Unidos. Como resultado de ello, recibimos pagos mensuales netos por liquidación de los operadores estadounidenses. Hacemos pagos de liquidación mensuales a otros operadores internacionales.

Las tarifas internacionales de liquidación que utilizan los operadores estadounidenses para pagar a operadores extranjeros han sido sometidas a una intensa presión a la baja debido a la competencia y a los factores de regulación, incluyendo iniciativas de los Estados Unidos y de otros países. Nosotros y algunos de los operadores estadounidenses no pudimos llegar a un acuerdo sobre las tarifas de liquidación de 1998 y del primer semestre de 1999, cuando se acordó una tarifa de liquidación de promedio ponderado por minuto de U.S.$0.370 dólares para 1998, U.S.$0.250 dólares de enero a junio de 1999, U.S.$0.190 dólares de julio de 1999 hasta 2000.

En mayo de 2001 alcanzamos un acuerdo con subsidiarias de WorldCom, Inc.(colectivamente WorldCom) y posteriormente con otros operadores estadounidenses, para reducir las tarifas de liquidación para 2001 en 18.4%, de US $ 0.19 dólares por minuto a U.S.$ 0.155 dólares para 2001. El acuerdo establecía reducciones adicionales a $ 0.135 dólares para 2002 y U.S.$ 0.100 dólares para 2003. Las compañías también acordaron urgir a las respectivas autoridades mexicanas y estadounidenses para modificar la regulación aplicable, empezando en enero 1 de 2004 para permitir tarifas basadas en mercado, incluyendo la eliminación para esa fecha de: i) que todos los operadores paguen la misma tarifa, ii) las llamadas internacionales de entrada sean distribuidas entre los operadores mexicanos en proporción a las llamadas de salida que ellos originaron y iii) el operador mexicano con la mayor participación de mercado en una ruta particular internacional negocie las tarifas para todos los operadores mexicanos en esa ruta. Cofetel aprobó el acuerdo en junio de 2001. Los operadores estadounidenses presentaron el acuerdo a la Comisión Federal de Comunicaciones (FCC) de los Estados Unidos de América, la cual no ha tomado una decisión.

En febrero de 2002, acordamos con WorldCom reducir adicionalmente las tarifas para el período comprendido entre marzo 2002 a diciembre 2003. Bajo el nuevo acuerdo, las tarifas de llamadas hacia el norte de la frontera (de México a los E.E.U.U.) y al sur de la frontera de (de E.E.U.U. a México) ya no estarán en paridad. Todas las llamadas hacia el norte de la frontera serán liquidadas a US$ 0.055 dólares por minuto. Las tarifas liquidadas de las llamadas hacia el sur de la frontera estarán basadas en una estructura de tarifas de liquidación en tres grupos, que varía dependiendo del punto de terminación de las llamadas internacionales y asignando menores tarifas a las llamadas que terminen en regiones de México con el mayor tráfico telefónico. Específicamente, el acuerdo establece una tarifa de liquidación de US$ 0.055 dólares por minuto para las llamadas que terminen en las tres más grandes ciudades de México. (en la Ciudad de México, Guadalajara y Monterrey), U.S.$ 0.085 dólares en las 200 principales ciudades restantes y para el resto del país es de $ 0.1175 dólares. En marzo y abril de 2002, entramos en un acuerdo para establecer esas tarifas con todos los otros operadores estadounidenses con los que tenemos tráfico.

En los acuerdos de 2002, reafirmamos el compromiso de solicitar a las autoridades regulatorias modifiquen la regulación aplicable para permitir la implantación de tarifas de terminación, basadas en el mercado para enero 1° de 2004. En marzo de 2002, sometimos los acuerdos propuestos a la aprobación de la Cofetel. Los operadores estadounidenses también presentaron los términos de los acuerdos a la FCC para su aprobación.

Creemos que nuestro volumen de tráfico internacional se ha visto adversamente afectado por una práctica no autorizada denominada "by-pass" ilegal por la cual llamadas internacionales entrantes se transportan por líneas rentadas y se conectan después a la red publica conmutada en México, evitando de esta manera el pago por liquidación. En términos técnicos, es difícil evitar o medir el "by-pass" ilegal, pero

creemos que el "by-pass" ilegal fue básicamente el responsable de la baja en el número de minutos de tráfico de larga distancia internacional entre 1997 y 1998, y que el incremento en by-pass se redujo en 1999 y en 2000 por la reducción en las tarifas de liquidación e interconexión. En diciembre del 2000, acordamos con los dos principales operadores de larga distancia de la competencia un paquete de medidas para eliminar el by-pass. A pesar de estos esfuerzos, estimamos que en 2001 la práctica ilegal de "by-pass " nos privó de aproximadamente $1,699 millones, lo que equivale a 18% de nuestros ingresos de Larga Distancia. En el proceso con la OMC, los E.E.U.U. pugnan porque México sea requerido para que permita a las compañías estadounidenses enrutar llamadas dentro y fuera de México a través de líneas privadas. No podemos asegurar que nuestro tráfico internacional y nuestros resultados de operación no continuarán siendo adversamente afectados por el "by-pass".

Telefonía Pública

Tenemos varios programas para satisfacer la necesidad de diferentes tipos de servicio telefónico público en diferentes áreas. Teníamos 708 mil teléfonos públicos al 31 de diciembre de 2001. Para poder ampliar la cobertura a más áreas remotas de México, hemos extendido nuestra infraestructura y hemos establecido programas como "Ponga su línea a trabajar" y líneas compartidas. Al 31 de diciembre de 2001, el servicio de telefonía pública en áreas remotas se proporcionó por medio de 200 mil teléfonos públicos, un incremento de 56.3% en comparación con el año 2000. El uso de teléfonos públicos incluyendo teléfonos públicos rurales, representa el 10.2% de nuestros ingresos consolidados en 2001.

En 2001, vendimos más de 268 millones de tarjetas telefónicas prepagadas con la marca "Ladatel" y "Multifon" para ser utilizadas en teléfonos públicos, lo que representa un incremento de 4.7% sobre 2000. En mayo del 2001, introducimos la tarjeta de prepago "Multifon" que también puede ser usada en teléfonos públicos Ladatel. También hemos empezado a instalar quioscos de Internet en lugares públicos para que nuestros clientes tengan acceso a productos y servicios de Internet utilizando tarjetas " Ladatel".

En 1999, introducimos el servicio de teléfono compartido "Ladafon", bajo el cual una línea está al servicio público de los residentes de unidades habitacionales, que pagan dependiendo del uso que se le dé. Este sistema nos ha permitido adoptar la práctica de compartir líneas residenciales. En el cada vez mas competido mercado de servicios de telecomunicaciones, los operadores independientes han empezado a instalar teléfonos públicos, a los cuales les damos acceso. Al 31 de diciembre de 2001, habían 12 mil teléfonos públicos operados independientemente.

Internet, Transmisión de Datos y Otros Servicio

Creemos que somos el proveedor líder de acceso a Internet en México en términos del número de suscriptores. Al 31 de diciembre de 2001 teníamos 913 mil clientes, un incremento del 44.0% sobre la cifra a finales de 2000, y 986 mil clientes al 31 de marzo del 2001. Gran parte del crecimiento en este segmento es atribuido al paquete de Prodigy Internet Plus que lanzamos en junio de 1999, que por un precio fijo el cliente obtiene una computadora personal multimedia, una página personal en la red, una cuenta de correo electrónico y dos años de tiempo de acceso ilimitado. Este programa representó 277 mil suscriptores en 2001, o 21.3% de los nuevos suscriptores netos en ese año.

Al comienzo de 2002, lanzamos el Programa Nacional de Conectividad (e-Telmex) y la meta es incrementar rápidamente el número de áreas en México con acceso de voz y servicios de datos de banda ancha en un período de 18 meses. El núcleo de este proyecto son los Centros Comunitarios Digitales diseñados para ofrecer voz y servicios de Internet de alta velocidad, así como llevar a cabo funciones educacionales de salud y desarrollo económico.

Es de resaltar que en 2001 la expansión del ancho de banda se introdujo como parte de nuestra línea Prodigy, incluyendo Prodigy Turbo (ISDN) y Prodigy Infinitum (ADSL). Estos servicios permitieron a nuestros clientes manejar mayores anchos de banda, haciéndoles posible la transmisión de alta capacidad de

datos con aplicaciones como: videoconferencia, transferencia de archivos, terminales, e-mail y protocolos de conversión.

Durante 2001, el número de líneas equivalentes proporcionadas para transmisión de datos se incrementó en 57.8%, contando así con 1,574 mil y los ingresos de transmisión de datos fueron de $ 11,405 millones, representando el 10.3% de los ingresos consolidados. También ofrecemos servicios de Integración de Redes de Telecomunicaciones y Sistemas de Información a través de nuestra subsidiaria Red Uno.

En marzo del 2000, lanzamos un portal en Internet llamado T1MSN dirigido al continente americano de habla hispana. T1MSN es una asociación entre Microsoft Corporation, con una participación del 50% cada uno. T1MSN, aprovecha la tecnología de clase mundial de Microsoft y el liderazgo de nuestra infraestructura, operación y conocimiento regional, para ofrecer a los usuarios una amplia gama de servicios de comunicación y contenido de primera calidad en español, tales como servicios de compra fáciles y seguros, y mejorar las características de comunicación. En septiembre de 2001, T1MSN adquirió Yupi, un operador de un portal en español cuyo objetivo es el de alcanzar a usuarios de Internet en los Estados Unidos y en ciertos países latinoamericanos. A finales de 2001, T1MSN tenía un promedio de 6.4 millones de usuarios únicos por mes en México y 9.8 millones de usuarios por mes en el resto de América Latina y los Estados Unidos. Durante 2001 fue visitado por 6,268 millones de usuarios.

A través de TRIARA, nuestro centro de datos de Internet dedicado a proporcionar servicios de infraestructura para desarrollos de Internet, proporcionamos varios servicios de hospedaje y coubicación en México, ofreciendo a nuestros clientes corporativos significativos ahorros en la infraestructura de computación e inversión en telecomunicaciones necesarias para tener un sitio Web o llevar a cabo proyectos de Internet con alto desempeño. Iniciativas como TRIARA proporcionan plataformas a través de la cual servimos a otro segmento del mercado del negocio de datos, tales como negocios pequeños y medianos.

Nosotros también operamos un servicio basado en la web llamado Eficentrum, el cual es un mercado horizontal negocio-a-negocio para el intercambio indirecto de bienes y servicios. El plan de negocios de Eficentrum enfatiza las economías de escala, ahorros administrativos, mejor administración de compras, pagos rápidos, entregas expeditas y contactos directos con los productores. Planeamos implantar otras nuevas iniciativas de e-commerce en diferentes sectores de mercado, por lo tanto continuamos ampliando nuestro rango de servicios al sector empresarial

Proporcionamos diferentes servicios de telecomunicaciones y servicios relacionados con telecomunicaciones, incluyendo la sección amarilla y otros servicios de directorio. Además, hemos introducido varios servicios nuevos que nos permitirán satisfacer las demandas de nuestros clientes. Estos incluyen: servicios basados en la tecnología digital como son el identificador de llamadas, llamada en espera, marcación rápida y remarcación automática y servicios de valor agregado; teléfonos públicos que proporcionan servicios como operaciones con tarjeta de crédito y tarjeta de débito, conexiones directas con operadores extranjeros, equipo terminal, y software para transmisión de datos, videoconferencia y correo de voz. También proporcionamos servicio telefónico de aire a tierra conjuntamente a GTE.

Interconexión

De acuerdo con la *Ley Federal de Telecomunicaciones,* proporcionamos un servicio de interconexión de acuerdo con el cual (1) los operadores de larga distancia, local y celular operando en México establecen puntos de interconexión entre sus redes y nuestra red y (2) transportamos las llamadas entre los puntos de interconexión y nuestros clientes. Cuando el cliente de otro operador llama a uno de nuestros clientes de servicio local, nosotros completamos la llamada desde el punto de interconexión hasta el cliente en particular, y cuando uno de nuestros clientes de servicio local que ha preseleccionado a un operador de larga distancia de la competencia hace una llamada de larga distancia, nosotros llevamos la llamada del cliente hasta el punto de interconexión con la red del operador correspondiente.

Cobramos diferentes tarifas por la interconexión de las diferentes categorías de operadores y diferentes tipos de llamadas. Nuestros ingresos de la interconexión representaron 13.3% de nuestros ingresos consolidados en 2001. Los ingresos de nuestros clientes bajo el sistema "El que llama paga" por llamadas de una línea fija a una línea móvil representa el 90.5% de nuestros ingresos de interconexión en 2001. Pagamos el 73.3% de la cantidad recibida bajo el sistema "El que llama paga" a los operadores celulares cuyos clientes reciben las llamadas de nuestros clientes.

Las tarifas de interconexión y las prácticas de interconexión en términos más generales han sido el centro de controversia con operadores de larga distancia de la competencia en México y en muchos otros países. Dichos operadores aducen que los términos técnicos y financieros de la interconexión han sido injustos para ellos y han respondido con varias medidas, incluyendo las siguientes: tratando de que la Cofetel y otras agencias gubernamentales mexicanas y regulatorias emprendan acciones; buscando el apoyo de otros gobiernos extranjeros, incluyendo el gobierno de los Estados Unidos, tratando de obtener acciones de la Cofetel y de otras entidades mexicanas; oponiéndose a nuestras solicitudes de licencias ante la Comisión Federal de Comunicaciones de los Estados Unidos; iniciando procesos en tribunales mexicanos; haciendo públicas sus quejas; y reteniendo el pago de las tarifas de interconexión que se nos adeudan. A principio de diciembre del 2000 y nuevamente en Diciembre de 2001, llegamos a un acuerdo con los operadores de la competencia en larga distancia que dirigían muchas de las disputas sobre interconexión. Ver "Regulación – Interconexión".

Red

Nuestra red incluye los teléfonos y conmutadores instalados, una red de centrales, líneas de acceso que conectan a nuestros clientes a las centrales, líneas troncales que conectan las centrales y el equipo de transmisión de larga distancia. Nuestra red de tecnología de punta de fibra óptica, de alta capacidad y alta velocidad, la más grande en México, se extiende más de 70,000 kilómetros y tiene conexión vía cable submarino con 39 países y conecta a la mayoría de las ciudades en la República Mexicana.

El cable de fibra óptica da la capacidad de transmitir tanto voz y banda ancha con aplicaciones como son vídeo y datos. La red es totalmente redundante y está soportada por 11 anillos a tierra de fibra óptica, un segmento submarino intercontinental conocido como Columbus II y un sistema de cable submarino conocido como Maya 1, todo lo cual tiene una capacidad de restauración automática de 50 milisegundos. Además, nuestra red de microondas digital sirve con un respaldo secundario a la red de fibra óptica y como un medio principal de transmisión para las áreas rurales y las pequeñas poblaciones, donde no se cuenta con fibra óptica. Nuestra red ha sido construida con una arquitectura de red uniforme integrada, utilizando tecnología de transmisión múltiplex en longitud de onda (WDM, por sus siglas en inglés), que da como resultado una red altamente confiable y flexible que opera a velocidades de hasta 60 Gbps. Hemos terminado la digitalización de nuestra conmutación e infraestructura de red de transmisión, diseñada para soportar una amplia gama de servicios con un alto nivel de calidad y disponibilidad.

El tráfico de larga distancia con los Estados Unidos y Canadá se transporta por la red de fibra óptica. El tráfico con Centroamérica (excepto con Guatemala) se transmite por microondas. El tráfico con otros países se transporta por sistemas de satélite Intelsat e Inmarsat y por cable submarino. Somos socios en el cable submarino "Columbus II" cuya extensión es de 12,200 Km. y que une al continente americano con el continente europeo. Participamos también en 30 cables submarinos para la transmisión de tráfico con Europa, Asia y Australia. El 20 de septiembre del 2000, inauguramos el sistema de cable submarino Maya 1 que enlaza Norte, Centro y Sudamérica con tecnología de punta y que incrementará la cantidad y calidad de transmisión en toda la región. El cable submarino Maya 1 apoyará la creciente demanda de tráfico y permitirá que se continúe con la expansión y la ampliación de nuestros servicios a otros países.

Red Central

Nuestra red central ha sido construida para permitir la transmisión utilizando tecnología de jerarquía digital síncrona (SDH, por sus siglas en inglés). Los anillos nos dan la capacidad de transmitir información

desde su origen hasta su destino simultáneamente en ambas direcciones alrededor de los anillos, minimizando así el riesgo de interrupción de la señal si se llegara a dañar nuestra red. Con esta estructura podemos tener una disponibilidad total de punta a punta de nuestra red con tiempos de restauración inferiores a 50 milisegundos.

Coordinamos y monitoreamos la operación de nuestro equipo de la red y los niveles de tráfico y manejamos el enrutamiento del tráfico, la carga de las centrales y otras funciones de la red a través de la administración centralizada de la red. La administración única centralizada de nuestra red SDH facilita la expansión geográfica de la red y permite la explotación de un sistema de mayor capacidad cuando se requiera. SDH proporciona una plataforma para información futura, servicios de comunicaciones y entretenimiento. SDH también está bien equipada para operar la tecnología de modo de transferencia asíncrona (ATM, por sus siglas en inglés), que se requiere para tener una transmisión de datos avanzada.

El tráfico en nuestra red está dirigido tanto a centrales de voz como de datos. Las centrales son esenciales para enrutar la información de un punto a otro. La tecnología SDH usada en la red da flexibilidad en la colocación geográfica de las centrales y nos permite manejar más tráfico con menos centrales que una red tradicional. Además, el tráfico de la red conmutada puede ser reenrutado por la red SDH para evitar congestionamientos en los períodos de alto uso.

Red de Nueva Generación (RNG)

Frente a los nuevos retos que surgen de la globalización de las telecomunicaciones y el crecimiento tecnológico, nos hemos comprometido a evolucionar nuestra infraestructura actual a la Red de Nueva Generación. Durante esta transición pretendemos integrar gradualmente nuestras infraestructuras de servicios independientes y de administración bajo una estructura común con nodos multiservicios que tengan la capacidad de proporcionar servicios de voz, datos y video. Esto se logra integrando las infraestructuras de servicios independientes, como son el protocolo de Internet (IP, por sus siglas en inglés), celular, red inteligente, datos y localización, a través de nodos de multiservicios utilizando tecnologías SDH y transmisión múltiplex en longitud de onda densa (DWDM, por sus siglas en inglés). La Red de Nueva Generación nos permitirá mejorar la flexibilidad en los servicios que ofrecemos e incrementar la eficiencia en el manejo de nuestra red.

La instalación exitosa del RNG depende de la expansión de los servicios orientados a la IP, como son los datos y las redes privadas virtuales de voz (VPN, por sus siglas en inglés). Para lograrlo, hemos mejorado nuestra red de datos con tecnología IP y continuamos ampliando nuestra red local de transporte ATM. ATM permite que se transmitan simultáneamente señales de datos, texto, voz y multimedios entre los puntos de acceso de la red a velocidades hasta de 150 Mbps. Utilizando tecnología ATM, podemos proporcionar acceso de interconexión a la red local de mayor calidad, transmisión de datos y servicios de ancho de banda flexible. Al lanzar RNG también utilizaremos tecnología de conmutación de paquete, que permite una creación más eficiente de las redes de multiservicios en base a los formatos estándar para el transporte de la información.

Facturación y Servicio a Clientes

Para clientes corporativos, ofrecemos SI@MA, un servicio en Internet que permite a los clientes analizar sus gastos en telecomunicaciones. Los clientes residenciales pueden también tener acceso a la información de facturación por Internet utilizando el servicio *Telmex en Línea.* Desde 1998, hemos proporcionado a nuestros clientes un formato de factura que detalla su uso de servicio local.

Damos servicio a clientes a través de una red de centros de servicio a clientes y centros telefónicos. Estos centros de servicios a clientes han evolucionado de su propósito tradicional como lugares de pago a tiendas Telmex que ofrecen productos y servicios de telecomunicaciones. Los grandes clientes corporativos también reciben atención a través de personal dedicado a la atención a clientes. Por medio de nuestro

servicio de "*Solución Integral*", ayudamos a nuestros clientes corporativos a satisfacer sus necesidades de telecomunicaciones proporcionándoles soluciones de telecomunicaciones integradas que constan de una amplia gama de servicios. En 1998, el Centro de Servicios del Mercado Corporativo obtuvo la certificación ISO 9002. Ofrecemos contratos de nivel de servicios a clientes corporativos que fijan estándares de servicio y garantizan la continuidad del servicio. En 1999, introducimos servicios utilizando tecnología ISDN.

Competencia

El mercado del Servicio de Larga Distancia Nacional y de Larga Distancia Internacional mexicano de líneas fijas fue abierto a la competencia a principios de 1996. Se les ha asignado licencias a 21 operadores para proporcionar servicio de Larga Distancia en México, 9 de los cuales han iniciado operaciones. Alestra (una asociación en participación encabezada por Alfa, S. A. de C. V., Grupo Financiero BBVA-Bancomer, S. A. y AT&T Corp.) y Avantel (una asociación en participación encabezada por Banamex. y Worldcom, Inc.) han hecho las inversiones más cuantiosas en infraestructura y mercadotecnia. La mayor parte de los operadores de la competencia se ha enfocado especialmente al mercado de larga distancia, aún cuando algunos operadores proporcionan también a algunos clientes comerciales acceso directo a sus redes de larga distancia utilizando las líneas que rentan de nosotros. Además de dar concesiones a nuevos competidores, la Secretaría de Comunicaciones y Transportes ha establecido reglas técnicas y tarifas básicas de acceso para la interconexión entre nosotros y nuestros competidores. Pensamos que nuestra participación de mercado en los servicios de larga distancia nacional e internacional bajaría como resultado de una mayor competencia.

Los clientes son libres de seleccionar a cualquier operador en competencia en cualquier momento. Los clientes también pueden accesar al operador de larga distancia de su preferencia marcando un número 800, el cual le permite al operador facturar directamente al cliente. Una organización independiente confirma todas las peticiones de cambio de operador de larga distancia. Además de la presuscripción, el cliente eventualmente puede seleccionar a un operador de larga distancia sobre una base de llamada por llamada marcando un prefijo de tres dígitos. En general, nuestros competidores han enfocado su atención a obtener su participación de mercado en la porción más rentable, tales como las grandes ciudades y clientes de alto volumen en llamadas internacionales y nacionales.

El mercado de servicio local de líneas fijas fue abierto a la competencia a finales de 1997. Al 31 de diciembre de 2001, 17 operadores han obtenido licencias para proporcionar servicio local a través de líneas fijas y de teléfonos inalámbricos y 10 operadores han obtenido licencia para celular y telefonía móvil. A la fecha hay 10 operadores compitiendo en el mercado local, principalmente en la Ciudad de México y otras grandes ciudades (nuestros principales competidores en líneas fijas son: Axtel, Pegaso, Maxcom, Unefon y Megacable). Consideramos que habrá una mayor competencia en este segmento por parte de las compañías que actualmente son operadores de larga distancia (Avantel, Alestra y Miditel) y de los operadores celulares con frecuencias PCS y operadores con frecuencias fijas inalámbricas.

A la fecha nuestros competidores en servicio local se han concentrado en dar servicio a clientes de primera vez o de nuevas viviendas y no tratan de convencer a los clientes para que cambien de operador. Consideramos que al final del 2001 nuestro posicionamiento en el mercado de servicio local fue de 36.6% (incluyendo los celulares).

En particular, la Comisión de Competencia ha determinado que somos un proveedor dominante de ciertos servicios de telecomunicación y las leyes proporcionan a la autoridad regulatoria imponer regulaciones adicionales a un proveedor dominante. En septiembre del 2000, Cofetel adoptó regulaciones específicas aplicables a nosotros como operador dominante. Ver "Regulación – Regulaciones para el Operador Dominante". En julio de 2001, en respuesta al reclamo hecho en diciembre de 1995 por un competidor, la Comisión de Competencia estableció que habíamos incurrido en prácticas monopólicas. En octubre de 2001, la Comisión de Competencia estableció que habíamos incurrido en prácticas discriminatorias en relación con la venta de líneas privadas a los proveedores de Internet. En agosto del 2000, los Estados Unidos presentaron una solicitud ante la OMC contra México sobre supuestas barreras a la competencia en el mercado mexicano de telecomunicaciones. La solicitud se relaciona con nuestra condición como proveedor dominante de servicios de telecomunicación en México y las tarifas de interconexión y los

mecanismos de cobro para llamadas internacionales. Estados Unidos declinó proceder con un panel de resolución de controversias, pero el 2 de abril del 2001, la Representación de Comercio de Estados Unidos anunció que si no había en junio 1° de 2001 suficiente progreso para resolver la controversia, los Estados Unidos renovarían su solicitud de un panel de resolución de discusión ante la OMC. Sin embargo Estados Unidos no tomó acción al 1° de junio de 2001.

En febrero 13 del 2002 los Estados Unidos solicitaron a la OMC el establecimiento de un panel de discusión dirigido a reclamar el que México no ha cumplido con sus compromisos con la OMC porque ha fallado en asegurar que: i) nosotros proporcionamos terminación internacional a los operadores de telecomunicaciones de Estados Unidos a tarifas "basadas en costos" y "razonables" y ii) las compañías estadounidenses puedan enrutar sus llamadas dentro y fuera de México sobre líneas privadas consistentes con sus procedimientos estándar. En abril 17 del 2002, la OMC estableció un panel de debate solicitado por Estados Unidos. Esperamos que esta petición se lleve por lo menos un año para su resolución y las decisiones del panel son sujetas a ser apeladas en la OMC. Nosotros creemos que los reclamos hechos por los Estados Unidos tienen motivos políticos y son incorrectos, una decisión adversa en el panel podría resultar en sanciones en contra de México, pudiendo traer cambios en la regulación que afecten nuestra operación.

En diciembre del 2000, celebramos convenios con nuestros dos principales competidores de larga distancia, Avantel y Alestra, que tocaron varios asuntos pendientes. En 2001, nuestros competidores restantes en larga distancia acordaron los mismos términos y condiciones que previamente habíamos acordado con Alestra y Avantel. Los convenios confirman la aceptación de las partes a las tarifas de interconexión establecidas por la Cofetel para llamadas de larga distancia, solucionando las controversias anteriores sobre tarifas y proveyendo el pago de las cuotas no liquidadas por cada una de las partes. En el cuarto trimestre de 2000, recibimos US$139 millones (neto de impuestos) en efectivo como resultado del acuerdo. Los convenios establecen también los estándares de precios y calidad para proporcionar servicios entre nosotros y los otros operadores, lo cual requiere que demos descuentos y establezcamos los mecanismos para monitorear el cumplimiento. Acordamos presentar propuestas a la Cofetel para eliminar el "by-pass" ilegal y modificar la asignación de llamadas internacionales entrantes. Las partes convienen también en retirar los procesos legales pendientes sobre los puntos en controversia. Los convenios no incluyen las regulaciones de operador dominante adoptadas por la Cofetel.

En diciembre del 2001, participamos en convenios con todos nuestros competidores de larga distancia, en relación a las tarifas de interconexión para el año 2002 y adicionalmente en los descuentos en facilidades de interconexión e intentos de llamadas. También llegamos a acuerdos con nuestros competidores en relación a descuentos en líneas privadas y otros servicios.

Los efectos de la competencia sobre nosotros dependen en parte de las estrategias comerciales de la competencia, la economía en general y el clima de negocios en México, incluyendo el incremento de demanda, las tasas de interés, la inflación y los tipos de cambio, y las nuevas regulaciones. Los efectos podrían incluir pérdida de participación de mercado y presión para reducción de tarifas. Creemos que nuestra estrategia para enfrentar a la competencia continuará ayudando a limitar nuestra pérdida de participación de mercado y que cualquier pérdida de participación de mercado cuando menos en parte se verá compensada por una demanda creciente.

Estimamos que nuestra participación de mercado en el servicio de larga distancia es de 66.7%, medido sobre la base del número total de minutos facturados generado por nuestros clientes locales que hacen llamadas de larga distancia. Nuestra participación de mercado en el acceso a Internet se estima que es del 53%, medido sobre la base del número total de cuentas con acceso a Internet en México.

Creemos que actualmente los competidores no tienen una participación importante en el mercado de servicio local de línea fija, pero creemos que esto va a cambiar, en la medida que el número de competidores se incremente y desarrollen sus estrategias de mercado. En servicio local, enfrentamos competencia de los operadores de celular, los cuales consideramos que tenían un total de 21.8 millones de líneas celulares en

servicio al final del año de 2001. Estimamos que nuestra participación de mercado (incluyendo celular) al final de 2001 era de 36.6%.

Inversiones y Asociaciones en Participación

Nosotros ocasionalmente hacemos inversiones y asociaciones en negocios relacionados con telecomunicaciones dentro y fuera de México. El costo total de tales inversiones en el 2001 fue de US$ 83 millones. Además, también invertimos en acciones de compañías con giro en tecnología y negocio en comunicaciones que cotizan en bolsa. Al 31 de diciembre de 2001, en nuestro balance general tenemos un saldo de P. 700 millones de valores negociables. Nuestros valores negociables se registran a valor de mercado, y en nuestro estado de resultados se reconocen las ganancias y las pérdidas.

Hasta noviembre del 2001, poseíamos el 17.7% de las acciones comunes de Prodigy Communications Corporation, uno de los mas grandes proveedores de acceso al servicio de Internet en los Estados Unidos. Vendimos nuestra participación en noviembre del 2001 por $ U.S. 82.6 millones. Retenemos el derecho de utilizar el nombre de Prodigy en México.

En enero del 2002, nosotros y algunas sociedades afiliadas con Forstmann Little & Co. participamos en un acuerdo de compra de acciones con XO Communications, Inc. un proveedor competitivo de telecomunicaciones con problemas financieros, bajo el cual nosotros y Forstmann Little pagaríamos cada uno, U.S. $400 millones a XO a cambio de acciones comunes representando aproximadamente 40% de las acciones en circulación de XO después de que se llevara a cabo la reestructuración financiera. Nuestro acuerdo con XO está sujeto a un número de condiciones, incluyendo la reestructuración financiera de XO que lograra la estructura de capital especificada en el acuerdo, aprobación regulatoria y otras condiciones. En junio de 2002, XO presentó una petición voluntaria de banca rota bajo el "Chapter11" del "U.S. Bankruptcy Code". Antes de la petición de banca rota nosotros y Forstman Little informamos a XO que creíamos que era "virtualmente imposible" que las condiciones de nuestras obligaciones bajo el acuerdo fueran satisfactorias, que nosotros no renunciaríamos a ninguna de estas condiciones y solicitamos que XO aceptara que mutuamente terminaramos con el acuerdo. XO ha rechazado nuestra petición y ha propuesto un plan de reorganización con el tribunal de banca rota que propone la consumación de la inversión contemplada por nuestro acuerdo o como alternativa un plan individual que no requiera inversión de capital adicional en XO. Como le informamos a XO antes de su petición de banca rota, el plan de reorganización propuesto por XO no fué aceptado por nosotros, el cual creemos que proporciona una base para que nosotros nos rehusemos a llevar a cabo la inversión de acuerdo con los términos del plan de reorganización propuesto.

Podemos ampliar nuestra presencia en telecomunicaciones fuera de México, especialmente en los Estados Unidos y en Latinoamérica por medio de inversiones selectivas y de alianzas estratégicas. No podemos garantizar el alcance, el momento o el costo de dichas inversiones internacionales en el futuro.

Inversiones de Capital

Tenemos instalaciones de transmisión, centrales, planta externa y oficinas comerciales y administrativas distribuidas por todo México. Somos propietarios de casi todas las instalaciones donde se encuentran nuestras centrales y oficinas y arrendamos otros locales. Tenemos un número pequeño de propiedades en operación bajo arrendamiento financiero, pero el monto agregado de dicho financiamiento no es material en relación con la totalidad de nuestras operaciones. Tenemos seguros de daños por pérdidas o daños a edificios y equipo dentro de los edificios y estamos auto-asegurados contra la mayoría de otros riesgos.

Hemos comprado equipo de varios proveedores y hay suficientes fuentes alternativas de equipo de tal manera que la interrupción de cualquier fuente sería poco probable que causara una alteración importante de nuestras operaciones o nuestro plan de inversión.

La Fundación Telmex

Desde 1996, hemos financiado una fundación filantrópica independiente denominada Fundación Telmex, S. C., o la Fundación, que está activa en las áreas de educación, salud, justicia y cultura. Durante 2001, la Fundación otorgó mas de 9,000 becas a estudiantes sobresalientes de 700 diferentes carreras distribuidas en más de 700 escuelas públicas y privadas.

Igualmente, la Fundación apoya 14 casas de becarios en el país, cada una cuenta con servicio de cómputo, acceso a Internet, facilidades de videoconferencia y bibliotecas para la formación profesional de los becarios.

La Fundación Telmex ha expandido sus esfuerzos en conjunto con los organismos de salud del gobierno mexicano para dar atención especializada en el campo de la salud a personas que viven en áreas remotas a través de un programa de cirugía que dedicó fondos para tratamiento a más de 14,000 pacientes en el 2001. En el 2001, la Fundación inició un programa en coordinación con el Hospital Infantil para distribuir gratuitamente suplementos alimenticios a aproximadamente 450 mil niños de familias de escasos recursos. En cooperación con organizaciones no gubernamentales, la Fundación proporcionó fianzas a 6,267 personas acusadas de delitos menores, quienes por faltas de recursos económicos no pueden pagar la fianza para recobrar su libertad.

INVERSIONES

La tabla a continuación muestra en pesos constantes al 31 de diciembre del 2001, nuestras inversiones de capital, antes de retiros, para cada año del trienio terminado el 31 de diciembre presentándola actualizada en los años 2000 y 1999 para reflejar la escisión de América Móvil.

	Años terminados al 31 de diciembre de		
	2001	2000	1999
	(Millones de pesos)		
Conmutación y fuerza	$ 4,087	$ 4,852	$ 4,181
Equipo telefónico.	578	549	372
Planta externa	6,815	5,149	2,575
Transmisión	7,991	4,802	1,130
Terrenos y edificios	1,053	684	462
Misceláneos	1,814	2,735	1,944
Inversión en afiliadas subsidiarias y otros	472	1,804	2,133
Total inversiones de capital	$ 22,810	$ 20,575	$ 12,797

Tenemos presupuestadas inversiones de capital por $1.2 mil millones de dólares para el año 2002, aunque esta cantidad puede ser reducida durante el año. Nuestro presupuesto de capital no incluye propuesta de $ 400 millones de dólares de inversión en XO Communications y cualquier inversión en otra compañía.

REGULACION

Nuestras operaciones están sujetas a regulación exhaustiva y supervisión de la Secretaría de Comunicaciones y Transportes y Cofetel. La Secretaría de Comunicaciones y Transportes es parte de la rama ejecutiva del Gobierno Federal Mexicano y Cofetel es una agencia de la Secretaría de Comunicaciones y Transportes. La regulación y la supervisión están regidas por la Ley de Vías Generales de Comunicación y los Reglamentos de Telecomunicaciones adoptados bajo dicha ley, la Ley Federal de Telecomunicaciones y las concesiones y contratos de licencia otorgados por la Secretaría de Comunicaciones y Transportes.

A continuación se presenta un resumen de algunas disposiciones de la Ley de Vías Generales de Comunicación, la Ley Federal de Telecomunicaciones, y los Reglamentos de Telecomunicaciones y de nuestra Concesión.

Generalidades

La Ley Federal de Telecomunicaciones, la Ley de Vías Generales de Comunicación y los Reglamentos de Telecomunicaciones proporcionan el marco legal general para la regulación de los servicios de telecomunicaciones en México. La Ley Federal de Telecomunicaciones sustituyó la mayoría de las disposiciones de la Ley de Vías Generales de Comunicación que se refieren a las comunicaciones telefónicas, pero continúan en vigor aquellas disposiciones de la Ley de Vías Generales de Comunicación que no se contemplan específicamente en la Ley Federal de Telecomunicaciones, tales como las disposiciones referentes a los operadores locales y de larga distancia que permanecen vigentes. La Secretaría de Comunicaciones y Cofetel han emitido algunas Reglas que instrumentan disposiciones particulares de la Ley Federal de Telecomunicaciones. Quedan pendientes otras reglas que instrumentan disposiciones de la Ley Federal de Telecomunicaciones. Los objetivos de la Ley Federal de Telecomunicaciones son promover el desarrollo eficiente de la industria de telecomunicaciones para fomentar la sana competencia al prestar servicios con calidad a bajo precio, y garantizar que se tenga una cobertura satisfactoria de la población mexicana.

En octubre de 2001, el Congreso Mexicano anunció el inicio de un proceso para reformar la Ley Federal de Telecomunicaciones. Algunas de las propuestas que han sido discutidas, tales como fortalecer la capacidad de regular de Cofetel, estimular el incremento de la inversión en telecomunicaciones y el aumento de la competencia, pudieran tener un efecto importante en nuestras operaciones. Estamos imposibilitados para predecir si o cuando tales enmiendas puedan ser implantadas y si se implantan, cuales serían sus efectos sobre nuestra operación.

Supervisión Regulatoria

La Secretaría de Comunicaciones y Transportes es la dependencia gubernamental principalmente responsable de la regulación de los servicios de telecomunicaciones. Es necesario contar con la autorización de la Secretaría para cualquier cambio en nuestros estatutos. También tiene amplios poderes para supervisar nuestro cumplimiento de la Concesión y puede revocarla, suspenderla temporalmente o expropiar nuestros activos. La Secretaría puede solicitar que le proporcionemos la información técnica, administrativa y financiera que requiera. Estamos obligados a publicar nuestro programa de expansión anual de la red y debemos informar trimestralmente a la Secretaría el avance de nuestro programa de expansión y modernización trimestralmente.

La Ley Federal de Telecomunicaciones contempla el establecimiento de una entidad administrativa, la Cofetel, para regular a la industria de telecomunicaciones. La Cofetel se constituyó en agosto de 1996. Es una entidad independiente dentro de la Secretaría de Comunicaciones y Transportes, con cuatro comisionados designados por la Secretaría de Comunicaciones y Transportes a nombre del Presidente de México, uno de los cuales es designado Presidente. Muchos de los poderes y obligaciones de la Secretaría de Comunicaciones y Transportes de acuerdo a la Ley Federal de Telecomunicaciones y los Reglamentos de Telecomunicaciones han sido delegados a la Cofetel.

La Ley de Vías Generales de Comunicación otorga ciertos derechos al Gobierno en sus relaciones con los concesionarios y establece que no podemos vender ni ceder ninguno de los activos de la empresa a menos que otorguemos al gobierno el derecho de tanto. Si el gobierno declina ejercer este derecho, nuestros sindicatos también tienen derecho de tanto. Adicionalmente, la Ley establece que el gobierno puede expropiar nuestros activos en determinadas condiciones

Concesiones

La Ley Federal de Telecomunicaciones y los Reglamentos de Telecomunicaciones establecen que un proveedor de servicios de telecomunicaciones públicas debe operar bajo una concesión otorgada por la Secretaría de Comunicaciones y Transportes. Dicha concesión no puede ser transferida o asignada sin la aprobación de la Secretaría. Una concesión para proporcionar servicios de red fija pública de larga distancia tiene una duración de hasta 30 años y puede ampliarse por 30 años más.

Nosotros tenemos una Concesión para operar una red pública para servicios de telefonía básica (la Concesión), la cual fue otorgada en 1976, modificada en agosto de 1990 y expirará en 2026. Nuestra subsidiaria Telnor tiene una concesión independiente para dos estados del noroeste de México y expirará en 2026. Los términos de la concesión de Telnor son esencialmente los mismos que los de la Concesión.

Los operadores de redes privadas que no usan frecuencias electromagnéticas no están obligados a obtener una concesión para proporcionar servicios privados de telecomunicaciones pero deben obtener la aprobación de la Secretaría de Comunicaciones.

Además de la Concesión, tenemos actualmente concesiones para el uso de frecuencias a fin de proporcionar acceso local inalámbrico y transmisión punto a punto y punto a multipunto, las cuales las obtuvimos de Cofetel mediante procesos de subasta pública. Estas concesiones fueron otorgadas por un periodo de 20 años y pueden prorrogarse por periodos de 20 años adicionales.

Terminación de la Concesión

La Concesión establece un periodo de vigencia hasta 2026, y que la podemos renovar por un periodo adicional de 15 años sujeto a requisitos adicionales que pudiera establecer la Secretaría. La Ley Federal de Comunicaciones establece que subsecuentemente podrá renovarse por periodos sucesivos de 30 años.

La Concesión establece que después de su expiración, el gobierno está facultado para comprar nuestros activos a un precio determinado sobre la base de una valuación pública oficial y la Reglamentación de Telecomunicaciones establece que después de que haya expirado la Concesión, el gobierno tiene el derecho de tanto para adquirir nuestros activos de telecomunicaciones. Sin embargo, la Ley de Vías Generales de Comunicación establece que después de la expiración de la Concesión, nuestros activos de telecomunicaciones pasan al gobierno sin ningún pago. Existe una seria duda de sí lo establecido por la Concesión y la Reglamentación de Telecomunicaciones podría prevalecer y por lo tanto, no hay garantía de que después de que expire la Concesión, nuestros activos de telecomunicaciones no pasarían al gobierno sin ningún pago.

La Ley de Vías Generales de Comunicación y la Concesión incluyen varias disposiciones bajo las cuales se pueden dar por terminadas la Concesión antes de su fecha programada de vencimiento. De acuerdo con la Ley de Vías Generales de Comunicación, la Secretaría de Comunicaciones y Transportes puede, en algunos casos, dar por terminada de forma anticipada la Concesión, incluyendo:

- Que no se expandan los servicios telefónicos a la tasa estipulada en la concesión;
- Interrupción de todos o de parte importante de los servicios que proporcionamos;
- Transferencia o cesión de la concesión o de cualquier activo utilizado para proporcionar el servicio sin autorización de la Secretaría;
- Violación de la prohibición de que nuestras acciones las posean estados extranjeros;
- Cualquier modificación a la naturaleza de nuestros servicios sin antes contar con la autorización de la Secretaría; y

- Incumplimiento de algunas otras obligaciones bajo la Ley de Vías Generales de Comunicación.

Además, la Concesión establece la terminación anticipada por parte de la Secretaría de Comunicaciones de acuerdo con procesos administrativos en caso de:

- Una violación importante y continua de cualquiera de las condiciones estipuladas en la Concesión;

- falla importante en el cumplimiento de cualquier requisito de expansión del servicio estipulado en la Concesión;

- falla importante en el cumplimiento de cualquiera de los requisitos de la concesión para mejorar la calidad del servicio;

- participación en cualquier rama de las telecomunicaciones no autorizada en la concesión y que requiera autorización previa de la Secretaría de Comunicaciones y Transportes;

- después de entregada notificación y un período para subsanar el problema, no cumplir sin causa justificada que otros concesionarios interconecten sus redes a nuestra red;

- nuestra bancarrota.

La Ley de Vías Generales de Comunicación establece que en caso de terminación anticipada de la Concesión, por causas especificadas, incluyendo la violación de la prohibición de que nuestras acciones las posean estados extranjeros, el gobierno nos confiscará todos nuestros activos de telecomunicaciones. En el evento de una terminación anticipada de la Concesión por cualquier otra causa, la Ley de Vías Generales de Comunicación establece que una parte de nuestros activos de telecomunicaciones pasarían al gobierno sin ningún pago y que la parte restante la tendríamos que desmantelar. Hay mucha duda sobre si las cláusulas de las Concesión y las Regulaciones de Telecomunicaciones en relación con las consecuencias del vencimiento de las concesiones, se aplicarían para atenuar las disposiciones de la Ley de Vías Generales de Comunicación en caso de terminación anticipada.

Obligaciones de Operador Dominante

La Ley Federal de Telecomunicaciones establece que si una compañía es designada como dominante en un mercado relevante, la Secretaría de Comunicaciones y Transportes tiene la atribución de adoptar regulaciones específicas sobre las tarifas, la calidad de servicio y la información que proporciona el operador dominante. La Comisión Federal de Competencia en febrero de 1998 emitió una resolución confirmando su determinación de que somos un operador dominante en los siguientes mercados: (1) Servicios de Telefonía Básica Local; (2) Servicios de Acceso; (3) Servicio de Transporte Interurbano; (4) Servicios de Larga Distancia Nacional; y (5) Servicios de Larga Distancia Internacional.

En septiembre de 2000, la Cofetel adoptó regulaciones específicas, a las cuales nos referimos como obligaciones de operador dominante aplicables a nosotros como operador dominante. Estas regulaciones se aplican a los cinco mercados identificados por la Comisión de Competencia en 1998, así como a ciertos servicios incluyendo servicios de directorios, servicios de operadores y servicios de facturación y cobranza. Las obligaciones de operador dominante imponen regulaciones para la calidad de nuestros servicios y requiere que preparemos y proporcionemos información específica y regulaciones tarifarias específicas. Nosotros hemos cumplido con las regulaciones en calidad de servicios y en información, y estaremos dispuestos a continuar haciéndolo sin que origine un costo importante o impacto competitivo.

Los elementos más significativos de las obligaciones de operador dominante son tres reglas específicas que se refieren a las tarifas.

- Primero, nuestros precios para los servicios cubiertos siempre deberán ser mayores a los precios piso basados en "costos promedio totales". La Concesión dice que nuestro precio para cualquier servicio deberá exceder el "costo incremental promedio", y mientras la metodología para determinar el costo promedio total no es clara, presumiblemente resultará en un precio piso más alto para los servicios en que se aplique.

- Segundo, las obligaciones prohiben cualquier tarifa o paquete de tarifas que reduzcan nuestro margen de operación en un mercado competitivo, excepto como una respuesta defensiva a las tarifas de competidores que representen un riesgo de pérdida sustancial de mercado.

- Tercero, los precios de los servicios (distintos de interconexión) que proporcionemos a otros operadores, estarán sujetos, por primera vez, a la aprobación previa de la Cofetel.

Es difícil evaluar el impacto que estas regulaciones pudieran tener sobre las tarifas o la competencia, en parte por que ni las metodologías ni los procedimientos están completamente especificados. Sin embargo, creemos que si entran en vigor las nuevas obligaciones y los procedimientos regulatorios correspondientes, se reducirá por lo menos hasta un cierto punto, nuestra flexibilidad para adoptar políticas de tarifas competitivas.

Después de que la Comisión de Competencia emitió la resolución en febrero de 1998, comenzamos el proceso constitucional en los juzgados o tribunales federales de México apelando la validez de la resolución, empezamos los procedimientos ante los tribunales federales de México rechazando la validez de las obligaciones de operador dominante. Nuestra posición es que se trata de una modificación unilateral de los términos de nuestra Concesión, lo cual creemos va contra el orden constitucional de México y contra los términos de la misma Concesión. También es nuestra posición que la determinación de que somos un operador dominante, en la cual Cofetel basa el establecimiento de las Obligaciones, no es válida ya que la Comisión de Competencia hizo sus determinaciones en 1997 apoyándose en datos que ahora son obsoletos, y porque sus determinaciones no abarcaron todos los mercados cubiertos por las obligaciones de operador dominante. Finalmente, objetamos las obligaciones tarifarias específicas contenidas en las obligaciones de operador dominante debido a diversas razones incluyendo que dieron a Cofetel una excesiva discrecionalidad, que serían una carga inequitativa ante la competencia y que no nos permitieran en forma adecuada recuperar nuestras inversiones en infraestructura.

Siguiendo varias apelaciones, la resolución de febrero de 1998 de la Comisión de Competencia fue considerada inconstitucional en mayo de 2001. Por esa razón afirmamos que todas las siguientes reglas de las dependencias del gobierno (incluyendo Cofetel) que se basan en la resolución de 1998 son también inconstitucionales. Nosotros solicitamos que las obligaciones de operador dominante basadas en la declaración de 1998, se declaren inconstitucionales. En mayo de 2002, varias resoluciones emitidas por la Comisión Federal de Competencia y Cofetel fueran nulificadas, incluyendo la resolución de septiembre de 2000, la cual adoptó las regulaciones de Operador Dominante.

En mayo de 2001, la Comisión de Competencia emitió una nueva resolución con los mismos términos que la resolución de febrero de 1998 en la que concluyó que somos un operador dominante en los mismos cinco mercados. Esta resolución fue ratificada por la Comisión llevando a cabo una apelación, y en septiembre de 2001, comenzamos el proceso constitucional en los tribunales federales mexicanos apelando la validez de esta nueva resolución.

No obstante, que las regulaciones de operador dominante ya no son validas y no tenemos que cumplir con ellas nosotros hemos cumplido con las obligaciones referentes a la calidad de los servicios y a la información y creemos que lo lograremos sin incurrir en costos significativos o impacto en la competitividad. Respecto a las tarifas, todavía no estamos en posibilidad de determinar a partir de cuando las obligaciones nos podrían afectar y aún estamos buscando una orden de suspensión de tales obligaciones. Sin embargo, no puede existir seguridad de que los tribunales otorgarán tal orden o que nosotros seguiremos impugnando las obligaciones de Operador Dominante.

Tarifas

La Ley de Vías Generales de Comunicación, la Ley Federal de Telecomunicaciones y las Regulaciones de Telecomunicaciones establecen que las bases para fijar las tarifas de un concesionario de telecomunicaciones se estipulan en su concesión.

De acuerdo con la Concesión, nuestras tarifas de servicios de telefonía básica, incluyendo gastos de instalación, renta básica, servicio medido local y servicio de larga distancia, se encuentran sujetas a un techo en el precio de una "canasta" ponderada de tales servicios de modo que se refleje el volumen de cada servicio proporcionado por nosotros en el periodo previo. Dentro de este precio tope agregado, tenemos libertad de determinar la estructura de nuestras propias tarifas. Sin embargo, adicionalmente al precio tope, las obligaciones de operador dominante imponen pisos de precios para ciertos servicios y restringen nuestra capacidad para reducir precios en los mercados competidos. Ver "Obligaciones de Operador Dominante". De acuerdo con la Concesión, debemos publicar nuestras tarifas y registrarlas ante Cofetel, antes de que entren en efecto.

Los precios tope varían directamente con el Indice de Precios al Consumidor de México, permitiéndonos elevar las tarifas nominales para mantenerlas de acuerdo a la inflación, sujeto a la consulta de la Secretaría de Comunicaciones y Transportes. Durante los últimos años, no hemos elevado nuestras tarifas completamente hasta el límite que nos permitiría el aumento de la inflación. De acuerdo con la Concesión, el precio tope también se ajusta hacia abajo periódicamente para traspasar a nuestros clientes los beneficios de los aumentos en la productividad. La Concesión fijó el ajuste para 1998 y 1999 en 0.74% trimestralmente en términos nominales y exige que la Secretaría de Comunicaciones y Transportes establezca un nuevo ajuste periódico cada cuatro años empezando en el periodo 1999-2002, de modo que nos permita mantener una tasa interna de retorno equivalente a nuestro costo promedio ponderado de capital. En marzo de 1999, la Secretaría de Comunicaciones y Transportes fijó el ajuste para 1999-2002 en 1.11% trimestralmente en términos nominales. No esperamos que el precio tope tenga impacto adverso importante sobre nuestros ingresos o sobre nuestras políticas tarifarias, las cuales en forma creciente están determinadas por la competencia.

De acuerdo con la Concesión, estamos autorizados para establecer libre de regulación tarifaria, los precios de servicios que no son parte de la telefonía básica. Entre estos servicios se encuentran los circuitos privados, servicios de directorios y servicios basados en la tecnología digital, como el identificador de llamadas, llamada en espera, marcación abreviada, remarcación automática, conferencia tripartita y transferencia de llamada. Estamos obligados a registrar los nuevos servicios de valor agregado, pero no sus tarifas.

Requerimientos de Expansión y Modernización

La Concesión impone una serie de requerimientos para la expansión y modernización de nuestro sistema telefónico. La mayoría de estos requerimientos se alcanzaron a fines de 1994 y el resto a finales de 1998 incluyendo el requisito de reducir el periodo máximo de espera para la instalación de nuevos servicios en ciudades con centrales automáticas, a un mes para el año 2000.

Requerimientos de Calidad del Servicio

La Concesión establece requerimientos amplios de calidad y continuidad de nuestro servicio, incluyendo la reducción de fallas en las líneas, reducciones en el tiempo de reparación, reducciones en el tiempo requerido para obtener el tono de marcar, mejoría en el porcentaje de completación de llamadas al primer intento y reducciones en el tiempo de instalación. Estamos obligados a pagar bonificaciones a nuestros clientes si fallamos en el logro de ciertas metas de calidad del servicio establecidas por la Concesión. Desde 1994, no hemos tenido que pagar bonificaciones de consideración. Las obligaciones de operador dominante también impone requisitos específicos de calidad de servicio en mercados particulares y específicamente obligan a que les proporcionemos servicios a nuestros competidores de acuerdo a normas

semejantes o mejores que a nuestros clientes. Hemos objetado este requerimiento en los procesos judiciales que hemos iniciado al cuestionar la validez de las obligaciones de operador dominante. Ver "Obligaciones de Operador Dominante".

Competencia

Las Regulaciones de Telecomunicaciones y la Concesión contienen varias disposiciones designadas para permitir la entrada de la competencia en la prestación de los servicios de telecomunicación. En general, la Secretaría de Comunicaciones y Transportes está autorizada para otorgar concesiones a otras empresas para prestar cualquiera de los servicios proporcionados por nosotros de acuerdo a nuestra Concesión. El 10 de agosto de 1996, la Secretaría de Comunicaciones y Transportes abrió a la competencia el mercado mexicano para los servicios telefónicos de larga distancia nacional e internacional. Actualmente existen nueve compañías operando en México. En 1998, la Secretaría de Comunicaciones y Transportes empezó a otorgar licencias a los operadores para el servicio local. Ver "Competencia de la Industria". No se requiere de concesión para operar algunas redes privadas de telecomunicaciones o para proveer servicios de valor agregado, aunque sí se pueden requerir otras autorizaciones.

La Secretaría de Comunicaciones y Transportes emitió en junio de 1996 reglas para el funcionamiento de los servicios de larga distancia conjuntamente con los planes técnicos básicos para la numeración y la señalización, los cuales se refieren a una serie de aspectos técnicos, incluyendo varios relacionados con la apertura a la competencia en los servicios de larga distancia. Las reglas de larga distancia establecen el marco general para los servicios de larga distancia. En ellas se incluyen las reglas para la selección de operadores, asignación de obligaciones relacionadas con el servicio, suscripción, facturación y cobranza. También proporcionan los mecanismos de consulta y de compartición de información entre los operadores y la Secretaría de Comunicaciones y Transportes.

La Ley Federal de Telecomunicaciones establece que la Secretaría de Comunicaciones y Transportes puede autorizar la reventa de servicios de larga distancia, pero no se han adoptado regulaciones para instrumentar esta disposición de la ley. La Secretaría de Comunicaciones y Transportes en el futuro, puede otorgar permisos para revendedores de larga distancia y es incierto el impacto que podría tener en nuestras operaciones y en nuestros ingresos.

En diciembre de 1996, la Cofetel emitió reglas para los servicios de larga distancia cubriendo aspectos como la interconexión internacional y los mecanismos para enrutar llamadas desde y hacia fuera de México. El tráfico internacional debe ser transportado por concesionarios mexicanos y a través de puertos internacionales autorizados congruentes con las reglas de larga distancia internacional de Cofetel y los operadores internacionales de larga distancia deben enrutar su tráfico desde y hacia México usando tarifas uniformes de liquidación negociadas con los operadores extranjeros.

Las llamadas de tráfico internacional entrante se distribuyen entre los operadores mexicanos en proporción a la liquidación pagada de tráfico saliente originado por cada uno de ellos. En mayo de 2001, convenimos con WorldCom instar a las autoridades reguladoras Mexicanas y de Estados Unidos a comprometerse a modificar la regulación necesaria para permitir tarifas con base en el mercado comenzando el 1° de enero de 2004. En México, esas modificaciones regulatorias podrían incluir, entre otras, la eliminación de los requerimientos que: (i) todos los operadores paguen las mismas tarifas, (ii) las llamadas de entrada internacionales se distribuyan entre los operadores mexicanos en proporción a las llamadas de salida que ellos originen y (iii) los operadores mexicanos con la mayor participación de mercado sobre una ruta particular internacional negocie las tarifas para todos los operadores mexicanos sobre tal ruta. Creemos que estos acuerdos pueden resolver algunos de los conflictos con respecto a las tarifas de liquidación.

A inicios de 2002, acordamos la reducción de las tarifas de liquidación con todos los operadores de Estados Unidos. El acuerdo proporciona tarifas de liquidación con base en tres grupos con relación a los puntos de terminación de las llamadas originadas en los Estados Unidos, y asigna las tarifas más bajas para las llamadas a las tres ciudades más densamente pobladas en México. En el acuerdo, reafirmamos nuestro

compromiso para implantar las tarifas con base en el mercado empezando el 1 de enero de 2004 y requerir que las autoridades lleven a cabo las modificaciones regulatorias necesarias para implantar el acuerdo. En marzo de 2002, sometimos el acuerdo propuesto a las autoridades mexicanas para su aprobación y solicitamos que ellas establezcan las modificaciones necesarias en las reglas en México. No podemos predecir los efectos de alguna modificación al actual sistema de retorno proporcional en nuestros resultados financieros o sobre nuestra situación competitiva. Hemos buscado la aprobación de Cofetel de los acuerdos y los operadores de Estados Unidos han sometido los acuerdos a la Comisión Federal de Comunicaciones de los Estados Unidos para su aprobación.

El ambiente competitivo en México es objeto de controversia y atención por los reguladores en México y en el extranjero. En septiembre de 2000, Cofetel adoptó regulaciones específicas aplicables a nosotros como operador dominante. Estados Unidos ha interpuesto una solicitud ante la OMC para realizar consultas referentes a las barreras ilegales a la competencia en el mercado mexicano de telecomunicaciones y este reclamo será dirigido a la OMC para discutirlo en el panel. Los Estados Unidos reclaman que México ha fallado en garantizar que: (i) proveamos terminación internacional a los operadores de telecomunicaciones de Estados Unidos a tarifas "basadas en costos" y "razonables" y (ii) que compañías de Estados Unidos puedan enrutar sus llamadas dentro y fuera de México sobre líneas arrendadas. No podemos predecir el resultado del proceso de la OMC o el impacto de un resultado adverso sobre nuestra operación. Una decisión adversa del panel puede llevar a sanciones comerciales contra México y cambios rápidos en la regulación afectando nuestra operación. En el área específica de interconexión nacional, se ha producido gran cantidad de litigios, pero los acuerdos alcanzados en diciembre 2000 y diciembre 2001, podría reducir el nivel de controversia. Ver "Telmex-Obligaciones de Operador Dominante", "Telmex-Interconexión" y "Telmex-Competencia".

Interconexión

Desde el 1° de enero de 1997, hemos sido requeridos, bajo la Ley Federal de Telecomunicaciones, a permitir que cualquier otro operador de larga distancia se conecte a nuestra red, de manera que haga posible a los clientes seleccionar quien será el operador que transportará sus llamadas de larga distancia. En julio de 1994, la Secretaria de Comunicaciones y Transportes, publicó las reglas técnicas para la interconexión de operadores de larga distancia a nuestra red, especificando que habría un número ilimitado de concesiones de larga distancia y que teníamos que proporcionar puntos de interconexión en 60 ciudades a diciembre 1997 y por encima de 200 ciudades para el año 2000. Hemos cumplido estos requerimientos. Además, en 1997, Cofetel emitió reglas que regulan derechos y obligaciones en la interconexión de operadores del servicio local. Las reglas requieren de los operadores de servicio local, proporcionar interconexión, sobre la base de un trato no discriminatorio, a cualquier otro operador de servicio local.

En junio de 1997, Cofetel reglamentó nuestro derecho a recuperar ciertos costos de modificar nuestra red para permitir la interconexión. con un cargo especifico y adicional para todos los operadores de larga distancia, incluyéndonos a nosotros, por un período de siete años. Los costos se asignarán entre los operadores según mecanismos específicos por cada categoría de costos. Un operador inició procedimientos legales contra el gobierno con relación a la recuperación de nuestras inversiones para la interconexión. Por la resolución pendiente de estos procedimientos, ninguno de los operadores pagó el cargo adicional.

La Concesión proporciona términos adicionales para la interconexión, incluyendo cargos que serán negociados entre nosotros y cada uno de los operadores de larga distancia y que en el caso que no pudiéramos acordarlos, la Cofetel impondría términos entre nosotros y los otros operadores. Nosotros y nuestros competidores generalmente no nos habíamos puesto de acuerdo en la tarifa de interconexión, por lo que Cofetel impuso las tarifas. Los cargos de interconexión que estableció la Cofetel han sido objeto de numerosos amparos legales. También hemos llevado procedimientos de amparo, en nuestra obligación de renovar los acuerdos de los servicios existentes con operadores, basados en nuevas tarifas de interconexión, con fundamento en que los operadores no han respetado los acuerdos actuales.

En diciembre de 2000, llegamos a un acuerdo con dos de los principales operadores de larga distancia que realizaron muchos de los amparos pendientes sobre la interconexión. Acordamos fijar una tarifa de

$0.0125 centavos de dólar por minuto de interconexión en llamadas de larga distancia nacional a la red local, que había sido impuesta por Cofetel en octubre de 2000. Acordamos una gran variedad de asuntos técnicos relativos a la interconexión y a un mecanismo para la recuperación de nuestra inversión en la modificación de nuestra red para permitir la interconexión, cobrando un cargo adicional de interconexión a todo operador de larga distancia, incluyéndonos. Las partes también estuvieron de acuerdo en retirar sus procedimientos legales pendientes, relativos a la interconexión, liquidaron y pagaron todo monto adeudado en disputa, entre ellos lo relacionado principalmente a los cargos de interconexión. Como consecuencia de nuestros acuerdos con otros operadores de larga distancia, todas las disputas legales anteriores con respecto a las tarifas de interconexión han sido disueltas y todos los importes en disputa han sido pagados.

En diciembre de 2001, acordamos con los dos operadores lideres competidores de larga distancia reducir la tarifa de interconexión a U.S.$ 0.00975 por minuto y por punto de interconexión para 2002, con un descuento adicional del 15% de las facilidades de interconexión y de 50% por intento de llamadas. También acordamos importantes descuentos en líneas privadas y en otros servicios. Los demás operadores de larga distancia entraron en el acuerdo con nosotros en los mismos términos al inicio de 2002. Las nuevas tarifas representan un decremento del 22% comparadas con las tarifas anteriores y es menor que la tarifa promedio internacional. Descuentos mutuos fueron también negociados hasta un 45% menos que la mejor tarifa ofrecida en el mercado en enlaces de interconexión privada en local y larga distancia y 45% menos al precio de coubicación registrado con Cofetel.

Punto 3. OPERACIÓN, REVISION FINANCIERA Y PERSPECTIVAS

Los siguientes comentarios deben ser leídos en conjunto con los estados financieros consolidados y sus notas, incluidas en este informe anual. Las operaciones que transferimos a América Móvil en la escisión son consideradas como operaciones descontinuadas o escindidas. Los comentarios a continuación se refieren sólo a los negocios que continuamos operando y no a los que han sido escindidos, excepto en donde se especifique lo contrario.

Los PCGA en México requieren que nuestros estados financieros reconozcan los efectos de la inflación. En especial:

(a) los activos no monetarios, incluyendo planta, propiedades y equipo, y el capital contable son reexpresado por los efectos de la inflación, en el caso de la planta telefónica importada se describe a continuación,

(b) las ganancias y pérdidas en el poder de compra para la tenencia de pasivos o activos monetarios reconocidos en la utilidad, y

(c) todos los estados financieros están reexpresados en pesos constantes al 31 de diciembre del año 2001.

Desde el 1° de enero de 1997, hemos reexpresado las propiedades, planta y equipo de origen extranjero con base en la tasa de inflación del país de origen y al tipo de cambio en vigor a la fecha del balance general; otros activos fijos están reexpresados de acuerdo con el Indice Nacional de Precios al Consumidor en México.

Resultados de Operación

Nuestros ingresos de operación constan principalmente de los servicios local, de larga distancia y de interconexión. Los ingresos de Internet y de transmisión de datos están incluidos en los ingresos de servicios de larga distancia. También obtenemos ingresos del arrendamiento de líneas privadas, la venta de equipo y la prestación de servicios relacionados con la telefonía como son los servicios de directorio.

Los principales factores que afectan nuestros ingresos de los servicios locales y de larga distancia han sido las tarifas y el volumen de uso de los servicios telefónicos. Además, nuestros estados financieros han

sido reexpresados en pesos constantes y por lo tanto, el efecto de las tarifas sobre los ingresos es analizado en términos de pesos constantes al 31 de diciembre del 2001. A menos que se incrementen las tarifas nominales en cuando menos a la tasa la inflación, las tarifas reales bajarán con el tiempo.

Nuestros resultados de operación han sido afectados por cambios en nuestra estructura tarifaria, el impacto de la competencia en larga distancia y el continuo crecimiento de la demanda para todos los servicios, excepto la larga distancia internacional. El incremento en la demanda y la expansión de nuestra red han dado como resultado un crecimiento en las líneas en servicio y un incremento en el tráfico de larga distancia nacional El tráfico de larga distancia internacional creció en 2000, pero decreció en 2001. Los precios de los servicios de larga distancia nacional e internacional han disminuido constantemente a medida que las tarifas reales se han reducido y los descuentos a los clientes se han incrementado. El crecimiento en las telecomunicaciones celulares y la introducción de "El que llama paga", también han incrementado en gran medida nuestros ingresos y gastos de interconexión.

Estos cambios han dado como resultado un cambio en la composición de nuestra utilidad de operación. El 65.3% de la utilidad de operación consolidada de 2001, se derivó del servicio local y el 21.4% del servicio de larga distancia. Para 2000, dichos porcentajes fueron 73.6% del servicio local y el 15.7% del servicio de larga distancia. La utilidad de operación generada por cada segmento refleja las operaciones entre segmentos, y la utilidad de operación consolidada incluye también otras actividades, ajustes y eliminaciones. Estos cambios han resultado en distintos márgenes operativos en las diferentes categorías de servicios. Ver la Nota 17 de nuestros Estados Financieros Auditados. Los efectos de la competencia han sido amplios, y han incluido una menor participación de mercado y presión competitiva sobre los precios de los servicios de larga distancia. Consideramos que estamos bien posicionados para continuar enfrentando a la competencia con éxito en los servicios de larga distancia, pero no podemos asegurarle con respecto al efecto que la competencia pueda llegar a tener en nuestros resultados de operación y situación financiera.

Nuestros resultados de operación también se seguirán viendo afectados por la situación de la economía Mexicana. Durante los períodos de lento crecimiento económico tales como los registrados en 1995 y 1996, la demanda de servicios de telecomunicaciones tiende a verse afectada en forma adversa. La recesión de la economía de los Estados Unidos de América en 2001 afectó nuestros resultados de operación, como se reflejó en el importante decremento en las llamadas originadas en los Estados Unidos y Canadá. La situación de la economía, particularmente el desempleo y las altas tasas de interés, también puede dar como resultado un incremento en las reservas para cubrir las cuentas de cobro dudoso. En 2000 y 2001, nuestro crecimiento en términos de líneas y minutos de tráfico fue satisfactorio con excepción de una contracción en el segmento de larga distancia en 2001. No obstante que enfrentamos un incremento en la competencia, nuestros resultados de operación salieron a flote debido en parte al sólido desempeño de la economía nacional durante 2000 y por mantener el consumo estable en México durante 2001, a pesar del crecimiento negativo del Producto Interno Bruto (PIB). Sin embargo, no existe garantía alguna que la situación de la economía nacional no tendrá efectos adversos sobre nuestra situación financiera y nuestros resultados de operación. Devaluaciones del peso, tales como las ocurridas recientemente a mediados de 1998, también resultaron en pérdidas cambiarias en nuestro endeudamiento denominado en moneda extranjera.

Resumen de la Utilidad de Operación

La siguiente tabla muestra nuestros ingresos operativos, los costos y gastos de operación, y la utilidad de operación durante cada uno de los años del trienio terminado el 31 de diciembre de 2001, y expresa cada cantidad como porcentaje del total de nuestros ingresos operativos.

	Año terminado el 31 de diciembre de,					
	2001		2000		1999	
	(millones de pesos)	(% de ingresos de operación)	(millones de pesos)	(% de ingresos de operación)	(millones de pesos)	(% de ingresos de operación)
Ingresos de operación:						
Servicio local	$ 52,420	47.2%	$ 49,292	46.3%	$ 48,364	49.9%
Larga distancia nacional	28,503	25.7	26,737	25.1	24,187	25.0
Larga distancia internacional	9,422	8.5	11,873	11.1	13,125	13.5
Servicio de interconexión	14,708	13.3	13,079	12.3	6,069	6.3
Otros	5,914	5.3	5,576	5.2	5,135	5.3
Utilidad de operación....	110,967	100.0	106,557	100.0	96,880	100.0
Costos y gastos de operación:						
Costo de ventas y servicios	24,169	21.8	23,026	21.6	20,146	20.8
Comerciales administrativos y generales	17,138	15.4	17,228	16.2	16,636	17.2
Interconexión..................	9,810	8.8	7,179	6.7	2,876	3.0
Depreciación y amortización	17,259	15.6	17,673	16.6	18,490	19.0
Costos y gastos totales	68,376	61.6	65,106	61.1	58,148	60.0
Utilidad de operación	$ 42,591	38.4%	$ 41,451	38.9%	$ 38,732	40.0%

Ingresos generados por el Servicio Local

Los ingresos operativos generados por el servicio local incluyen los cargos por instalación de líneas nuevas, los cargos por las rentas mensuales y los cargos mensuales por el servicio medido con base en el número de llamadas. Estos ingresos dependen del número de líneas en servicio, el número de líneas nuevas instaladas y el volumen de llamadas. Los cargos por el servicio medido se cobran a los clientes residenciales únicamente por el número de llamadas locales que excedan del mínimo mensual permitido. En consecuencia, los ingresos del servicio local de los clientes residenciales no dependen únicamente del volumen. Los ingresos generados por el servicio local también incluyen cargos cobrados a los clientes, principalmente por la reconexión de clientes que se han cambiado de domicilio o cuyo servicio ha causado baja por falta de pago.

Los ingresos generados por el servicio local se incrementaron en un 6.3% y 1.9% en 2001 y 2000, respectivamente. El incremento en 2001 fue debido: i) al crecimiento en el número de líneas en servicio, ii) a los ingresos por servicios digitales (tales como llamada en espera, sígueme, tres a la vez, identificación de llamadas y buzón de voz), iii) a las rentas y servicio medido por el incremento en las tarifas de abril 2001, iv) por el pago complementario por los cargos de interconexión y v) el incremento en el número de llamadas locales. El crecimiento en las líneas y el tráfico fue atribuido en parte al fortalecimiento de la economía mexicana en 2000 y al consumo estable en 2001 a pesar del crecimiento negativo del PIB. Durante 2001, la relación entre el aumento de llamadas y el aumento en el número de líneas en servicio fue menor que en años pasados debido a una mayor penetración de mercado entre la población con menos ingreso disponible. Para promover el uso de los servicios digitales y maximizar el valor de las nuevas líneas fijas, empezamos un programa en junio para estimular que los nuevos clientes residenciales y comerciales suscriban cuando menos tres servicios digitales. Las líneas con al menos un servicio digital en 2001 se incrementó en un 55.5% comparado con 2000. El incremento en 2000 se debió principalmente al crecimiento en el número de líneas en servicio y al incremento en tráfico local, el cual fue compensado en parte por menores tarifas reales. En 2001, las tarifas reales promedio se mantuvieron debido a nuestros incrementos nominales en las tarifas de 6.5% en los cargos de renta mensual para los clientes residenciales y 6.4% en los cargos mensuales de servicio medido para todos los clientes en marzo 2001 los cuales fueron compensados con la inflación. Las tarifas reales promedio fueron inferiores en 2000 debido a que la inflación contrarrestó el efecto de los incrementos nominales de 6.1% en octubre de 2000.

La competencia en el servicio local, principalmente por parte de los proveedores de servicio inalámbrico, se empezó a incrementar desde que a finales de 1997 se emitieron las reglas, para la competencia en el mercado del servicio local en México. Creemos que actualmente nuestros competidores no cuentan con una participación importante en el mercado de servicio local de líneas fijas. Pensamos que esto va a cambiar conforme se incremente el número de competidores y desarrollen sus estrategias de mercado, pero esperamos mantener una fuerte posición de liderazgo.

Ingresos de Larga Distancia Nacional

Los ingresos del servicio de larga distancia nacional dependen de las tarifas y del volumen de tráfico. Los ingresos del servicio de larga distancia nacional se incrementaron 6.6% en 2001 y 10.5% en 2000. El incremento en ambos periodos 2001 y 2000 se debe principalmente al crecimiento en Internet y el negocio de datos, tanto como al incremento en los minutos facturados, lo cual fue parcialmente compensado menores tarifas en términos reales. En 2001, el ingreso del servicio de datos creció 10% y los ingresos del servicio de Internet crecieron en 47%. El 15.8% de incremento en los minutos facturados de 2001 fue debido a la mejor completación de llamadas como resultado del mejoramiento de la red. El incremento de 18.1% en los minutos facturados en 2000 se debió principalmente a la fortaleza de la economía mexicana, al efecto de tarifas reales más bajas y a mantener el nivel de participación de mercado. El crecimiento en los minutos facturados en ambos años fue compensado por menores tarifas reales y el efecto de los descuentos a clientes. Las tarifas reales promedio fueron menores en 2001 y 2000 debido a que no hubo incremento en tarifas en ambos años. Consideramos que el promedio de las tarifas reales para el servicio de larga distancia nacional continuará disminuyendo, y que la demanda continuará creciendo hasta un cierto límite. Es probable que nuestra participación de mercado baje como resultado de la competencia, pero no podemos predecir los efectos sobre nuestro volumen de tráfico de larga distancia ni sobre nuestros ingresos

Ingresos del Servicio de Larga Distancia Internacional

Los ingresos operativos del servicio de larga distancia internacional comprenden: (a) las cantidades recibidas de nuestros clientes y (b) las cantidades recibidas de los operadores extranjeros de telecomunicaciones por la terminación de llamadas internacionales en México, las cuales se reportan netas de las cantidades pagadas a los operadores extranjeros por la terminación de llamadas originadas en México. El monto de los ingresos operativos del servicio de larga distancia internacional depende del volumen de tráfico, las tarifas cobradas a nuestros clientes, de las tarifas cobradas por cada una de las partes de conformidad con los contratos celebrados con operadores extranjeros, principalmente con los Estados Unidos, y de los efectos de la competencia. En 2001, los pagos de liquidaciones netas por parte de los operadores extranjeros representaron 2.2% de nuestros ingresos consolidados y el 25.5% de los ingresos generados por el servicio de larga distancia internacional in 2001. Los pagos de liquidaciones efectuados de conformidad con los contratos de servicios celebrados con los operadores extranjeros generalmente están denominados en dólares.

Los ingresos de larga distancia internacional se disminuyeron en 20.6% y 9.5% en 2001 y 2000. El decremento en 2001 fue principalmente debido a la disminución en tráfico entrante, principalmente de los Estados Unidos de América el cual nosotros creemos es atribuido a la recesión económica de este país, a la caída de las tarifas de liquidación, a las menores tarifas reales, y al tráfico ilegal de "by pass". Como resultado del "by pass" ilegal dejamos de obtener ingresos por aproximadamente $1,699 millones, equivalente al 18% de nuestros ingresos de larga distancia internacional. El decremento en 2000 fue principalmente debido a la disminución en las tarifas de liquidación internacional, a las menores tarifas reales y a la practica ilegal de "by pass", todo lo anterior compensado en parte por un 31.7% de incremento en los minutos facturados. La disminución en tarifas internacionales de liquidación de $0.190 dólares por minuto para el año 2000 a $0.155 dólares por minuto para el año 2001, es resultado de varios acuerdos celebrados con algunos operadores estadounidenses. En el último trimestre de 2000, nuestros ingresos de larga distancia internacional fueron reducidos en Ps. 239 millones por el pago único realizado a nuestros competidores por pago de liquidación. En 1999, reconocimos un ingreso por $ 131.5 millones de dólares debido a la recepción de cargos retroactivos por concepto de ingresos de enlace internacional desde 1998.

A inicios del 2002, alcanzamos un nuevo acuerdo para las tarifas de liquidación de llamadas que terminan en México para el 2002 y 2003. Para la ciudad de México, Guadalajara y Monterrey, la tarifa es de U.S.$ 0.055; para las siguientes 200 más grandes ciudades en México, la tarifa es U.S.$ 0.085; y en el resto de las ciudades la tarifa es de U.S. 0.1175. Dichas tarifas representan una importante reducción respecto a las tarifas de años anteriores y pueden reducir a futuro los ingresos de larga distancia internacional.

Ingresos de Interconexión

Los ingresos de interconexiones representan los cargos a otros operadores de servicio telefónico local, de larga distancia y servicio móvil por su conexión a nuestra red local. Bajo el sistema "el que llama paga", que substituyó al sistema anterior de "la parte móvil paga" en mayo de 1999, nuestros clientes de línea fija nos pagan un cargo por interconexión cuando llaman a los clientes móviles, y nosotros pagamos aproximadamente tres cuartas partes del monto al operador móvil que termina la llamada. Registramos el monto que el cliente nos paga como un ingreso por interconexión, y el monto que nosotros pagamos al operador móvil como costo de ventas y servicios. Los ingresos de las llamadas de fijo a móvil representaron 76.9% de los ingresos de interconexión en 2001 y 90.5% en 2000. Los ingresos de los operadores de larga distancia de la competencia representaron el 7.8% de los ingresos de interconexión en 2001 y 18.7% en 2000. El saldo de los ingresos de interconexión representó pagos de operadores celulares por llamadas de móvil a fijo.

Los ingresos de la interconexión se incrementaron en 12.5% en 2001 y más del doble en 2000 (un incremento del 115.5%). El incremento en 2001 fue debido al crecimiento en tráfico de fijo a móvil, por el incremento de las líneas celulares en servicio y por el uso de mayores tarifas, compensado en parte por el efecto de una menor tarifa de interconexión de los operadores de larga distancia. El incremento en 2000 fue atribuible al primer año íntegro de operaciones bajo el sistema "el que llama paga".

Nuestros ingresos de la interconexión se pueden ver afectados por futuras reducciones en las tarifas de interconexión. En diciembre del 2000 y diciembre de 2001, llegamos a acuerdos con los operadores de la competencia de larga distancia para reducir las tarifas de interconexión. Ver "Telmex - Competencia" Punto 2. Como resultado de esos acuerdos y las acciones tomadas por Cofetel, las tarifas de interconexión que cobramos a los operadores de larga distancia en 2001 fueron 62% menores que las cargadas en 2000, pero esperamos que cualquier efecto adverso sobre los ingresos sea superado por mucho por los efectos del incremento en volumen en el tráfico celular.

Otros Ingresos

Otros ingresos se incrementaron en 6.1% y 8.6% en 2001 y 2000, respectivamente. Los componentes principales de otros ingresos son las ventas del equipo de telecomunicaciones y de los anuncios en la sección amarilla. Los incrementos en 2001 y 2000 se atribuyeron principalmente al incremento en la venta de equipo y accesorios de telecomunicaciones.

Costo de Ventas y Servicios

El costo de ventas y servicios se incrementó 5.0% en 2001 y en 14.3% en 2000. El incremento en 2001 fue principalmente debido a mayores costos en salarios, al incremento en los gastos de mantenimiento de la red exterior, a mayores costos asociados con la compra de mayores volúmenes de computadoras para el servicio de Prodigy Internet Plus y a un mayor costo por la venta de los equipos y accesorios vendidos. El incremento en 2000 se debió básicamente a mayores costos en salarios relacionados al crecimiento del negocio de Internet y a los mayores costos relacionados con servicios de terceras partes.

Gastos Comerciales, Administrativos y Generales

Los gastos comerciales, administrativos y generales decrecieron en 0.5% en 2001 y se incrementaron en 3.6% en 2000. El decremento en 2001 fue debido principalmente a la reducción de los gastos de

publicidad y a la menor contribución de la Fundación Telmex, lo anterior compensado parcialmente por un incremento en la provisión de cuentas de cobro dudoso y mayores costos laborales. El incremento en 2000 se debió principalmente al mayor costo laboral, al creciente gasto promocional debido a la competencia y a la introducción de nuevos servicios, compensados en parte por una reducción en cuentas de cobro dudoso.

Interconexión

Hacemos pagos de interconexión a operadores celulares bajo el esquema de "el que llama paga". Los costos de interconexión se incrementaron en 36.6% en 2001 y 149.6% en 2000 debido principalmente al aumento en el tráfico de servicio celular resultado del crecimiento del número de usuarios del servicio celular.

Depreciación y amortización

La depreciación y amortización disminuyeron en 2.3% en 2001 y en 4.4% en 2000. Cada año se ha incrementado el monto de nuestros activos depreciables. Sin embargo, de acuerdo con las PCGA de México, hemos reexpresado los activos fijos importados basándose en parte, en el tipo de cambio del peso frente a la moneda del país de origen, y como resultado de las variaciones en el tipo de cambio afectan el importe de la depreciación. La depreciación y amortización disminuyeron en ambos periodos debido a que el índice de inflación en México fue superior al índice de devaluación del peso, y este efecto más que compensó el efecto de las nuevas inversiones en equipo telefónico. Además, en 2000 incrementamos la vida útil de algunas categorías de activos fijos.

Utilidad de Operación y Utilidad Neta

La siguiente tabla muestra nuestra utilidad de operación, el costo (utilidad) integral de financiamiento y las provisiones para cada uno de los años en el trienio terminado el 31 de diciembre de 2001.

	Año terminado el 31 de diciembre de		
	2001	2000	1999
		(millones de pesos)	
Utilidad de operación	$ 42,591	$ 41,451	$ 38,732
Costo integral de financiamiento:			
Intereses ganados	(1,279)	(3,370)	(1,572)
Intereses pagados	6,997	10,429	11,226
Ganancia en cambios – neta	(1,159)	(85)	(1,057)
Efecto monetario-neto	(2,156)	(3,581)	(5,425)
	2,403	3,393	3,172
Utilidad antes del Impuesto Sobre la Renta y Participación a los Trabajadores en las Utilidades	40,188	38,058	35,560
Provisiones para:			
Impuesto Sobre la Renta	13,279	8,181	8,891
Participación de los trabajadores en las utilidades	2,985	3,452	2,835
	16,264	11,633	11,726
Utilidad antes de participación en los resultados de filiales y participación minoritaria	23,924	26,425	23,834
Participación en los resultados de filiales	(430)	(327)	(121)
Utilidad de operaciones continuas	23,494	26,098	23,713
Utilidad neta de operaciones escindidas	--	1,538	4,870
Utilidad neta	$ 23,494	$ 27,636	$ 28,583

En 2001, la utilidad de operación se incrementó en 2.8%, reflejando mayores ingresos y un ligero decremento en el margen de operación de 38.9% a 38.4%. El incremento en la utilidad de operación fue mas que compensado por un 62.3% de incremento en el impuesto sobre la renta, resultando en un 10% de decremento en la utilidad de operaciones continuas. La estabilidad del margen de operación refleja un decremento en el margen del servicio local (de 38.5% a 34.8%) y un incremento en el margen del servicio de

larga distancia (de 24.1% a 35.9%), porque la reducción en las tarifas de interconexión pagadas por los operadores de larga distancia redujeron los costos en nuestro segmento de larga distancia y los ingresos de nuestro servicio local.

En 2000, la utilidad de operaciones continuas se incrementó en 10.1% debido principalmente a un 7.0% de incremento en la utilidad de operación, reflejando mayores ingresos y una pequeña disminución en el margen de operación a 38.9% de 40.0% en 1999. La disminución en el margen de operación refleja un decremento en el margen para el servicio local (de 42.2% a 38.5%), y una disminución en el margen de larga distancia (de 32.9% a 24.1%), debido a menores tarifas reales como resultado de la inflación. La introducción de "El que llama paga" para el servicio móvil también contribuyó a la disminución en el margen. Creemos que el margen de operación continúe siendo adversamente afectado por la caída en términos reales de las tarifas y positivamente afectado por el incremento en volumen. La continua reducción de las tarifas de interconexión en larga de distancia tendrá un efecto positivo en el margen en el servicio de larga distancia y un impacto adverso en el margen en el servicio local.

Tuvimos una utilidad no recurrente de aproximadamente $ 1,880 millones en el cuarto trimestre de 2000, como resultado de un acuerdo con dos de los competidores de larga distancia en diciembre de 2000, que nos permitirá que el pago de deuda provisionada tenga un efecto reversible en nuestra provisión de cuentas de cobro dudoso y el reconocimiento de intereses ganados. Ver "Telmex - Competencia" Punto 2.

En 2000, empezamos el reconocimiento diferido de ingresos de la venta de tarjetas Ladatel con base en la estimación del uso de la tarjeta. El efecto fue una reducción no recurrente en 2000 de $ 437 millones de pesos. La porción atribuida a los años anteriores no fue material, por lo que no fue necesario actualizar los años anteriores.

Costo Integral de Financiamiento

De conformidad con los PCGA mexicanos, el costo integral de financiamiento refleja los intereses ganados, los intereses pagados, la ganancia o pérdida cambiaria y la ganancia o pérdida imputable a los efectos de la inflación sobre los pasivos y activos monetarios. Una parte importante de nuestra deuda (75.1% al 31 de diciembre del 2001) está denominada en moneda extranjera y por lo tanto, la depreciación del peso daría como resultado una pérdida cambiaria e intereses pagados más elevados. La mayoría de nuestros activos financieros están denominados en pesos.

El Costo integral de financiamiento decreció en 29.2% en 2001 y se incrementó 7.0% en 2000. Los cambios en cada componente fueron como sigue:

- Los intereses ganados decrecieron en 2001 en 62.0% debido al menor nivel promedio de los activos que generan intereses y a una menor tasa de interés en México y en el extranjero. Los intereses ganados se incrementaron en 2000 por 114.4% debido al aumento en el nivel promedio de activos que devengan intereses.

- Los intereses pagados disminuyeron en 32.9% en 2001 principalmente como resultado de menores tasas de interés en México y en el extranjero, de un menor nivel promedio de deuda y una mayor proporción de deuda en moneda extranjera. Los intereses pagados disminuyeron en 7.1% en 2000 principalmente como una disminución en las tasas de interés en México, compensadas parcialmente por un mayor nivel promedio de deuda.

- En cada año, la apreciación del peso frente al dólar estadounidense dio como resultado una ganancia cambiaria neta. La ganancia neta fue mayor en 2001 que en 2000 principalmente debido a una mayor apreciación del peso en 2001. La ganancia neta fue menor en 2000 que en 1999 principalmente debido a una menor tasa de apreciación del peso en 2000.

- En cada año, el promedio de pasivos monetarios excede al promedio de activos monetarios, resultando una ganancia neta en la posición monetaria. La disminución en 2001 y 2000 reflejó una menor tasa inflacionaria.

Impuesto sobre la Renta y Participación de Utilidades a Empleados

La tasa del impuesto sobre la renta para las personas morales fue del 35% en 1999, 2000 y 2001. Nuestra tasa efectiva de impuesto sobre la renta para la empresa como porcentaje de la utilidad antes de impuestos fue de 25.0% en 1999, 21.5% en 2000 y 33% para 2001. Durante 2000, la tasa efectiva fue inferior a la tasa legal debido principalmente a que la depreciación para efectos fiscales es superior a la depreciación para efectos de la presentación de la información financiera. La tasa efectiva fue mayor en 2001 debido a una menor depreciación como resultado de un cambio en el método de depreciación, de conformidad con las leyes fiscales vigentes.

Al igual que el resto de las empresas mexicanas, estamos obligados a pagar a nuestros empleados, además de sus salarios y prestaciones, una participación de utilidades por un importe total equivalente al 10% de nuestra utilidad gravable (calculada sin tener en consideración los ajustes de la inflación). El monto a pagar por este concepto disminuyó 13.5% en 2001 y se incrementó en 21.8% en 2000.

El 1° de enero del 2000 entró en vigor el Boletín D-4 de principios de contabilidad, titulado "Contabilización del Impuesto sobre la Renta, el Impuesto al Activo y Participación de los Trabajadores en las Utilidades". El boletín modifica las reglas aplicables al cálculo de las obligaciones de pago de impuesto diferido sobre la renta. En términos generales, requiere que el impuesto sobre la renta diferido sea determinado en prácticamente todas las diferencias temporales en las cuentas del balance general para efectos fiscales y de presentación de la información financiera, utilizando la tasa del impuesto sobre la renta a la fecha de los estados financieros. Hasta el 31 de diciembre de 1999, el impuesto sobre la renta diferido únicamente se reconocía en las diferencias temporales consideradas como no recurrentes y que se revertirían dentro de un período determinado. El boletín no afecta de manera importante la contabilidad para fines de la participación al trabajador de las utilidades. El efecto acumulativo de la adopción de este boletín al inicio del 2000 se aplicó al capital contable sin reestructurar los estados financieros de años anteriores. El efecto sobre el capital contable en 2000 fue una reducción del 6.9%.

Participación en Resultados de Afiliadas

La participación en los resultados de afiliadas representó una pérdida neta de $ 430 millones en 2001, $ 327 millones en 2000 y $121 millones en 1999.

Utilidad Neta de Operaciones Escindidas

La utilidad neta de las operaciones escindidas refleja las operaciones que escindimos a América Móvil en 2000, principalmente nuestras operaciones inalámbricas en México. La utilidad neta disminuyó 68.4% en 2000, reflejando nueve meses de operación en 2000 comparados con doce meses en el año anterior y las pérdidas en el año de 2000 en las operaciones internacionales que fueron escindidas a América Móvil.

Liquidez y Fuentes de Financiamiento

Nuestros principales requerimientos de capital son para inversiones en activos, pago de dividendos y para nuestro programa de recompra de acciones. Por lo general hemos cubierto requerimientos principalmente a través de los flujos de efectivo generados por la operación y préstamos limitados. Los recursos generados por la operación fueron $ 46,246 millones en 2001, $ 43,682 millones en 2000 y $ 40,323 millones en 1999 y la EBITDA (utilidad de operación más depreciación y amortización) fue $ 59,850 millones en 2001, $ 59,124 millones en 2000 y $ 57,222 millones en 1999.

Nuestras inversiones en activos ascendieron a $ 22,810 millones en 2001, $ 20,575 millones en 2000 y $ 12,797 millones en 1999. Un componente importante de nuestras inversiones es la planta y el equipo telefónico y los mayores niveles de erogaciones en 2001 y 2000 se debieron a inversiones en infraestructura de voz y datos. Planeamos que nuestras inversiones en activos serán aproximadamente de $ 1.2 mil millones de dólares en 2002, aunque este monto puede ser reducido durante el año. Nuestro monto presupuestado excluye la inversión propuesta de $ 400 millones de dólares de la inversión en XO Commnunications y excluye cualquier otra inversión que podamos tener en otra compañía. Nuestras inversiones en ejercicios futuros dependerán de la situación de la economía mexicana y de las condiciones de mercado.

El monto erogado en la recompra de nuestras acciones fue de $ 13,715 millones en 2001, $24,841 millones en 2000 y $ 8,611 millones en 1999. El Comité Ejecutivo establece periódicamente el monto a erogar en la recompra de acciones tomando en cuenta factores que incluyen el precio de nuestras acciones y nuestros recursos de capital. El 29 de abril de 2002, los accionistas aprobaron una nueva autorización a Comité Ejecutivo para que erogara hasta $ 10 mil millones en recompra de acciones. El Comité Ejecutivo no tiene obligación de erogar parte de esta cantidad. Los dividendos pagados sumaron $ 6,701 millones en 2001, $ 7,010 millones en 2000 y $ 6,865 millones en 1999. Los accionistas han aprobado dividendos de $0.56 pesos por acción pagaderos en cuatro exhibiciones de la utilidad de 2001. Esperamos pagar aproximadamente $7.3 mil millones en dividendos en 2002.

En la tabla de abajo mostramos nuestras obligaciones contractuales vigentes al 31 de diciembre de 2001, relacionadas con la deuda a largo plazo incluyendo arrendamientos financieros y operativos, y el período en el cual la obligación contractual debe cubrirse.

(Millones de pesos

	Fecha de vencimiento					
	Total.	2002	2003	2004	2005	2006 en adelante
Obligaciones contractuales al 31 de diciembre, 2001:						
Deuda a largo plazo, incluyendo arrendamientos financieros..........	$ 69,742	$ 17,487	$ 8,666	$ 17,858	$ 3,445	$ 22,286
Operaciones de arrendamiento.......	$ 2,541	$ 587	$ 717	$ 654	$ 484	$ 99

Al 31 de diciembre de 2001, nuestra deuda total era de $ 69,742 millones. Nuestras principales categorías de nuestra deuda se componen de la siguiente forma:

- Préstamos bancarios denominados en dólares. Estos incluyen cuantiosos préstamos sindicados, préstamos con garantía de agencias de crédito a la exportación y otros préstamos. Nuestros créditos bancarios devengan intereses de tasa LIBOR más una sobretasa. La tasa ponderada promedio de interés al 31 de diciembre de 2001 fue de aproximadamente 3.1%. Tenemos $ 2,623 millones de dólares, equivalentes a $ 23,984 millones, en préstamos bancarios vigentes al 31 de diciembre de 2001. Algunos créditos bancarios contienen compromisos financieros y operativos. Los compromisos mas restrictivos nos requieren mantener una proporción consolidada de EBITDA a intereses pagados de no menos de 3.00 a 1 y una proporción consolidada de deuda total de EBITDA de no más de 3.75 a 1 (usando términos definidos en los acuerdos del crédito). El cumplimiento de estas coberturas no ha sido una restricción importante en nuestra capacidad para obtener financiamiento

- Bonos "Senior"denominados en dólares. Los bonos devengan intereses de 8.25% y tienen vencimiento en el 2006. El importe total de capital de los bonos "senior" es de $ 1,500 millones de dólares, los cuales fueron equivalentes a $13,713 millones de pesos al 31 de diciembre de 2001.

- Bonos convertibles. Los bonos convertibles devengan intereses de 4.25% y vencen en el 2004. El importe total del principal es de $ 1,000 millones de dólares, los cuales fueron equivalentes a $9,142 millones al 31 de diciembre de 2001. Los bonos son convertibles a acciones ADSs de la serie L (cada uno representa 20 acciones L) a $29.5770 dólares por ADS, equivalente a una tasa de conversión de 33.81 acciones ADSs de la serie L por $ 1,000 dólares del importe de bono convertible. La tasa de conversión refleja un ajuste realizado en 2001 como resultado de la escisión, con base a un valor real de mercado de las acciones distribuidas de América Móvil a nuestros accionistas.

- Papel comercial denominado en pesos. Regularmente vendemos papel comercial en el mercado mexicano. Este papel es usual que se venda a descuento a un plazo promedio de 35 días. Al 31 de diciembre de 2001, teníamos $8,675 millones de papel comercial en circulación, y la tasa promedio ponderada de interés fue de 8.0%. Hemos reducido nuestro papel comercial en circulación de $ 26,814 millones de pesos al 31 de diciembre de 2000 y hemos continuado haciéndolo en 2002. No tenemos líneas de crédito comprometidas de las cuales podamos disponer en caso de no poder refinanciar una nueva emisión, cuando el papel comercial venza. El mercado mexicano de papel comercial es pequeño y nuestra capacidad para refinanciar el papel comercial con nuevas emisiones podría estar limitada por el desarrollo del mercado así como por algún evento que reduzca nuestra posición crediticia. Hemos reducido nuestro papel comercial en circulación para reducir el riesgo y creemos que tenemos suficiente efectivo y acceso a nuevos financiamientos para permitirnos pagar todo nuestro papel comercial en el caso de que repentinamente sea imposible refinanciarlo con nueva emisión.

- Certificados bursátiles denominados en pesos. En octubre de 2001, emitimos $ 4,250 millones en certificados bursátiles en el mercado mexicano, con vencimiento en 2007. En febrero de 2002, emitimos adicionalmente $ 2,500 millones, parte de éste con vencimiento en 2005 y la otra parte con vencimiento en 2007. Todos estos certificados devengan intereses con una sobretasa específica sobre Cetes. Al 31 de diciembre de 2001, la tasa de interés fue de 11.6%.

También tenemos pequeñas cantidades en préstamos de otras clases de deuda, incluyendo préstamos en pesos de bancos mexicanos y financiamiento de equipo. En años anteriores la mayor parte de nuestra deuda consistió en financiamientos por la compra de equipo, que generalmente se contrataban a través de los proveedores del equipo. Una parte importante de este financiamiento se incurrió en conexión con nuestro negocio de telefonía celular el cual fue escindido a América Móvil. Actualmente contamos con préstamos en el mercado de capital nacional como en el extranjero, así como de bancos internacionales, aunque esto podría cambiar si las condiciones de mercado cambian. Algunos de nuestros instrumentos financieros están sujetos ya sea a aceleración o recompra a opción del tenedor, si hay un cambio de control, como lo definen los instrumentos respectivos. Las definiciones del cambio de control varían, pero ninguna de ellas se lleva a cabo siempre y cuando Carso Global Telecom o sus accionistas actuales continúen controlando la mayoría de nuestras acciones con derecho a voto.

Cuando escindimos a América Móvil, teníamos aproximadamente $ 18 mil millones de pesos, en deuda de corto plazo, en poder de una subsidiaria de América Móvil que antes estaba en una de nuestras subsidiarias y se eliminó en la consolidación. Pagamos este papel comercial usando los recursos de $ 700 millones de dólares de un crédito sindicado de bancos en diciembre de 2000 y la emisión de $ 1,500 millones de dólares en bonos senior en enero y mayo del 2001.

Al 31 de diciembre del 2001, el 75.1% del total de nuestra deuda estaba denominado en moneda extranjera, principalmente en dólares de Estados Unidos de América.

Al 31 de diciembre de 2001, el 66.5% de nuestras obligaciones de deuda devengaban intereses a tasas variables. El costo promedio ponderado de todos los recursos para 2001 (incluyendo intereses y el reembolso de la retención de impuestos por algunos bancos, pero excluyendo comisiones), fue de aproximadamente 7.8%. La inclusión de comisiones en el cálculo del costo promedio ponderado de todos los créditos en 2001, incrementarían tal costo en 0.2% llevándolo a 8.0%.

Coberturas

Debido a que nuestra deuda denominada en dólares americanos excede nuestros ingresos y activos denominados en dólares americanos, algunas veces entramos en transacciones de coberturas para protegernos en cierto grado en contra del riesgo de devaluación del peso. Nuestras políticas de coberturas varían de vez en vez dependiendo de nuestro criterio acerca del nivel de riesgo y de los costos de las coberturas. Desde finales de 2001, hemos estado entrando en contratos futuros de largo plazo y contratos de opciones como cobertura contra nuestra deuda denominada en dólares americanos. Las ganancias o pérdidas sobre estas transacciones son reconocidas en la utilidad cuando se incurren. Tales importes se compensan contra ganancias o pérdidas sobre pasivos en moneda extranjera que están cubiertos. Hemos estado renovando esas coberturas cuando vencen.

Al 31 de diciembre de 2001, nuestros pasivos protegidos por coberturas fueron U.S.$ 2,740 millones de un pasivo total denominado en dólares de U.S.$ 5,728 millones. En 2001, $ 462,557 pesos fueron cargados a ingresos sobre esos contratos para compensar diferencias cambiarias. Ver nota 9 de nuestros estados financieros consolidados. En 2002, hemos continuado esta práctica e incrementado la proporción de nuestra exposición al dólar americano que está protegido por coberturas. Nuestras coberturas son a corto plazo y no nos protegen contra efectos de largo plazo de una devaluación sobre nuestra deuda denominada en dólares americanos. Podemos detener las coberturas o modificar nuestra práctica de coberturas en cualquier momento.

Substancialmente el total de la deuda denominada en pesos ($ 17,379 millones al 31 de diciembre de 2001) está en tasa variable o está a corto plazo. Algunas veces entramos en transacciones de cobertura para reducir nuestra exposición a cambios en las tasas de interés nacionales. Durante 2002, hemos entrado en un intercambio de tasas de interés pagando intereses a tasas fijas y recibimos intereses a tasa variable, sobre un importe supuesto en pesos mexicanos. El efecto general de esos intercambios de tasas es para reemplazar una obligación de pagar a tasa de interés flotante sobre nuestra deuda con una obligación a pagar a una tasa de interés fija. Porque el mercado de intercambio de tasas denominado en pesos no es altamente liquido, ordinariamente no obtenemos un intercambio de tasa de interés que precisamente coincida en plazo o los importes de nuestros pasivos a tasa flotante. De vez en vez, el importe total cubierto de nuestros intercambios de tasas puede ser mayor o menor que el monto de capital de nuestra deuda denominada en pesos a tasa flotante y podemos descontinuar las coberturas en cualquier momento.

Pasivo Contingente

Hemos celebrado compromisos contractuales para apoyar a ciertas subsidiarias e inversiones que se transfirieron a América Móvil en la escisión. No podemos liberarnos de estos compromisos sin el consentimiento de los beneficiarios respectivos, el cual aún no se ha obtenido. Esperamos obtener el consentimiento necesario para liberarnos de esos compromisos, pero no podemos garantizar que los beneficiarios de estos compromisos estén de acuerdo o cuándo lo estarán. En particular:

- La participación del 25% en ATL, un concesionario celular brasileño en la Banda B, fue transferida a América Móvil en la escisión. Tenemos endeudamiento garantizado de ATL con algunos créditos. Nuestras obligaciones en este sentido están limitadas a $ 104.3 millones de dólares.

- La participación del 17.5% en Iberbanda, S.A.(anteriormente Frisa Mar Comunicaciones España, S.A.) una compañía inalámbrica de banda ancha en España, fue transferida a América Móvil en la escisión. Hemos dado garantía sobre el cumplimiento de algunas obligaciones de Iberbanda. Nuestras obligaciones en este sentido están limitadas a $ 4.6 mil millones de pesetas españolas (aproximadamente $ 25 millones de dólares a la paridad del 30 de diciembre de 2001).

América Móvil está obligada a indemnizarnos contra cualquier pérdida, responsabilidad o gasto que surja de los pasivos contingentes descritos anteriormente. Nosotros y América Móvil también hemos acordado, por cada uno de las garantías que hemos dado a beneficio de acreedores de subsidiarias y afiliadas

que se transfirieron a América Móvil, que haremos nuestro mejor esfuerzo para reemplazarlas con garantías de América Móvil o sus subsidiarias. Ver "Operación con partes relacionadas" Punto 5.

Utilización de estimaciones en ciertas Políticas Contables

En la preparación de nuestros estados financieros, realizamos estimaciones concernientes a una variedad de asuntos. Algunos de estos asuntos son altamente inciertos y nuestras estimaciones involucran juicios que realizamos con base en la información que tenemos disponible. En lo comentado a continuación, hemos identificado varios de esos asuntos por los cuales nuestra presentación financiera podría ser afectada de manera importante si (a) usamos diferentes estimaciones que podríamos razonablemente haber usado o (b) en el futuro cambiamos nuestras estimaciones en respuesta a cambios que son razonablemente probables que ocurran.

Los comentarios están dirigidos solo a aquellas estimaciones que consideramos de mayor importancia con base en el nivel de incertidumbre y la probabilidad de un impacto importante si usamos una estimación diferente. Hay muchas otras áreas en las que usamos estimaciones en relación a asuntos inciertos, pero razonablemente el efecto probable de cambio o estimaciones diferentes no son materiales a nuestra presentación financiera.

Estimación de las vidas útiles de planta, propiedades y equipo

Estimamos la vida útil de grupos particulares de planta, propiedades y equipo en orden para determinar los importes del gasto de depreciación a ser registrados en cada período. El gasto de depreciación es un elemento muy importante de nuestros costos, equivalente en 2001 a $ 16,753 millones, o 24.5% de nuestros costos y gastos de operación. Ver nota 5 de nuestros estados financieros consolidados.

Las estimaciones están basadas en la experiencia histórica con activos similares, cambios por adelantos tecnológicos y otros factores, tomando en cuenta las prácticas de otras compañías de telecomunicaciones. Revisamos cada año las vidas útiles estimadas para determinar si estas deben ser cambiadas y a veces las hemos cambiado para algunos grupos particulares de activos. Podemos acortar la vida útil estimada de un grupo de activos en respuesta a cambios tecnológicos, cambios en el mercado u otros progresos. Esto resulta en un incremento a los gastos de depreciación y en algunos casos esto puede resultar en que reconozcamos un cargo por deterioro y reflejarlo en su valor en libros. El mismo tipo de desarrollo puede también llevarnos a prolongar la vida útil de un grupo de activos, resultando en una reducción de los gastos de depreciación.

Pensiones y primas de antigüedad de empleados

Reconocemos pasivos en nuestro balance general y gastos en nuestro estado de resultados para reflejar nuestras obligaciones a pagar a los empleados bajo planes definidos de jubilación y primas de antigüedad. Los importes que reconocemos son determinados sobre bases actuariales, los cuales consideran muchas estimaciones. En 2001, reconocimos un costo neto del período relativo a esas obligaciones de $ 3,557 millones bajo PCGA en México.

Usamos estimaciones en tres áreas especificas que tienen un efecto importante en esos montos: (a) las tasas reales de descuento que usamos para calcular el valor presente de nuestras obligaciones futuras, (b) la tasa real de incremento en salarios que asumimos observar en años futuros y (c) la tasa de retorno que asume alcanzar nuestro fondo de pensiones sobre sus inversiones. Los supuestos que hemos aplicado están identificados en la nota 8 de nuestros estados financieros consolidados. Estas estimaciones están basadas en nuestra experiencia histórica, sobre condiciones actuales en los mercados financieros y sobre juicios acerca del comportamiento futuro de nuestro costo salarial y mercados financieros. Revisamos los supuestos cada año, y si los cambiamos, nuestro reporte de gastos para el costo de pensiones puede incrementar o disminuir.

En 2000, como resultado de la estabilización de la perspectiva de largo plazo para el ambiente económico y político mexicano, emprendimos una revisión integral de los supuestos actuariales que aplicamos en la contabilización de nuestras obligaciones de pensiones a futuro. Los cambios en los supuestos actuariales resultaron, en promedio, en:

- Un incremento en la tasa real de descuento que usamos para calcular el valor presente de nuestras obligaciones futuras. Este refleja un mejor dato sobre la tasa a largo plazo que tenemos disponible debido a cambios en los mercados financieros.

- Una disminución en la tasa real de incremento en salarios que asumimos observar en años futuros. Esta refleja la tendencia de largo plazo en la economía de México y Estados Unidos de América por la caída de los salarios en términos reales, no obstante que desde 1996 las condiciones positivas en la economía mexicana han contribuido al incremento real en nuestros salarios.

En ambos casos estos cambios de tendencia reducen nuestra reserva para pensiones futuras y primas de antigüedad y también reducen nuestro costo neto del período, el cual es el importe que reconocemos en la utilidad de cada año por las obligaciones laborales. El efecto en nuestro balance general al 31 de diciembre de 2000 fue una reducción en las obligaciones por beneficios proyectados, la obligación por beneficios acumulada y el cargo al capital social por obligaciones laborales por aproximadamente de $ 6,160 millones de pesos. El efecto en el estado de resultados que ocurrió por primera vez en 2001, cuando los cambios en los supuestos actuariales redujeron el costo neto del periodo por aproximadamente $ 1,200 millones de pesos en 2001 cuando se compara con el costo que debió haber sido determinado con base en los supuestos actuariales anteriores.

El costo neto del periodo y la reserva para pensiones futuras y antigüedades son también afectadas a largo plazo por: (i) la diferencia entre el incremento salarial estimado y el actual, el cual resultó en una ganancia de $ 2,143 millones en 2000 y en una pérdida de $ 4,012 millones en 2001; y (ii) la ganancia de la inversión del fondo de pensiones. Al 31 de diciembre de 2001, 66% de los fondos consisten en inversiones denominados en pesos a tasa fija y 34% consiste en inversiones en acciones de compañías mexicanas. El fondo ha experimentado volatilidad en los rendimientos sobre inversiones en acciones, las cuales resultaron en pérdidas netas en los activos. Nuestros supuestos actuariales al 31 de diciembre de 2001 incluyen un supuesto de rendimiento de 6.84% en términos reales sobre los activos del plan en 2002, basados en: a) un rendimiento supuesto de 15% en términos nominales sobre porción de renta variable del portafolio; b) un supuesto de ganancia promedio de aproximadamente 10.7% en términos nominales en la porción renta fija del portafolio y c) un supuesto de inflación de 5%.

Provisión para cuentas de cobro dudoso

Mantenemos una provisión para cuentas de cobro dudoso con base en estimaciones de pérdidas que podemos experimentar debido a que nuestros clientes u otros operadores de telecomunicaciones no nos paguen los importes que nos deben. Al 31 de diciembre de 2001, los importes de la provisión fueron $ 1,394 millones. De nuestros clientes, llevamos a cabo un análisis estadístico con base en nuestra experiencia pasada, morosidad actual y tendencia económica. De los operadores, realizamos estimaciones individuales que pueden reflejar nuestra evaluación de litigios sobre importes pendientes por cobrar. Nuestra provisión puede mostrar insuficiencia si nuestro análisis estadístico de cuentas por cobrar es inadecuado, o si uno o más operadores rehusan, o no están dispuestos a pagarnos. Ver nota 4 de nuestros estados financieros consolidados.

Punto 4. CONSEJEROS Y FUNCIONARIOS

CONSEJO DE ADMINISTRACIÓN

La administración de las operaciones de la Compañía está encomendada a su Consejo de Administración. Nuestros estatutos sociales establecen que el Consejo de Administración estará integrado por lo menos de cinco consejeros propietarios y cinco consejeros suplentes. La mayoría de los consejeros propietarios y la mayoría de los consejeros suplentes deben ser de nacionalidad mexicana y deben ser nombrados por los accionistas de nacionalidad mexicana. Los consejeros son elegidos por una mayoría de los tenedores de las Acciones AA y Acciones A votando al mismo tiempo, previendo que cualquier tenedor o grupo de tenedores de cuando menos el 10% del total de las acciones Serie AA y Serie A tendrá derecho a nombrar a uno de dichos consejeros propietarios y a uno de dichos consejeros suplentes, y dos consejeros propietarios y dos consejeros suplentes son nombrados por mayoría de votos por los tenedores de las acciones Serie L. Cada uno de los consejeros suplentes puede asistir a las sesiones del Consejo de Administración y puede votar en ausencia del consejero propietario correspondiente. Los consejeros propietarios y los consejeros suplentes son nombrados durante cada asamblea general ordinaria anual de accionistas y cada asamblea especial ordinaria anual de accionistas de la Serie L, y mantienen sus cargos hasta que sus sucesores hayan sido nombrados y hayan tomado posesión. De acuerdo a nuestros estatutos y leyes mexicanas, por lo menos el 25% de nuestros consejeros y 25% de nuestros consejeros suplentes deben ser independientes, reconocidos bajo la Ley del Mercado de Valores. Para que las sesiones del Consejo de Administración se consideren legalmente instaladas, la mayoría de los consejeros presentes deberán ser de nacionalidad mexicana.

Carso Global Telecom y SBC International han acordado votar por consejeros propietarios y consejeros suplentes nombrados por Carso Global Telecom y por SBC International, respectivamente, en proporción a sus respectivas participaciones accionarias.

Nuestros estatutos estipulan que los miembros del Consejo son nombrados por un año. De acuerdo con las leyes mexicanas, los miembros del consejo continúan en su nombramiento después de la expiración de su término si no se ha designado un nuevo miembro. Los nombres y designación de los actuales miembros del consejo a abril 30 de 2002 y sus fechas de nacimiento e información de sus actividades principales de negocios externos a Telmex se describen a continuación:

Carlos Slim Helú	Nació:	1940
Presidente del Consejo de Administración	Primer nombramiento:	1990
	Periodo en que expira:	2003
	Ocupación principal:	Presidente Honorario del Consejo de Administración de Grupo Carso, S.A. de C.V.; Presidente del Consejo de Administración de Carso Global Telecom y América Telecom
	Otros consejos y experiencia de negocios:	Presidente del Consejo de América Móvil y Grupo Financiero Inbursa, S.A. de C.V.; Miembro del Consejo de SBC Communications
Emilio Azcárraga Jean	Nació:	1968
Director	Primer nombramiento:	2000
	Periodo en que expira:	2003
	Ocupación principal:	Presidente de Grupo Televisa, S.A. de C.V.

	Otros consejos:	Presidente del Consejo de Administración de Grupo Televisa; Miembro del Consejo Mexicano de Hombres de Negocios
Jaime Chico Pardo Vicepresidente; miembro del Comité Ejecutivo	Nació:	1950
	Primer nombramiento:	1990
	Período en que expira:	2003
	Ocupación principal y otros consejos:	Director General de Telmex, Vicepresidente del Consejo de Administración de Carso Global Telecom y América Telecom; Consejero de América Móvil, Grupo Financiero Inbursa e Industrias Nacobre, S. A. de C.V.,
	Experiencia de Negocios:	Director General de Grupo Condumex, Presidente de la Corporación Industrial Llantera (Euzkadi General Tire de México)
Antonio Cosío Ariño Consejero	Nació:	1935
	Primer nombramiento:	1990
	Período en que expira:	2003
	Ocupación Principal:	Director General de Cía. Industrial de Tepeji del Rio, S.A de C.V.
	Otros Consejos y Experiencia de Negocios	Presidente del Consejo de Administración de Agrocultivos Todos Santos, S.A. de C.V., Bodegas Santo Tomás, S.A. de C.V., Compañia Inmobiliaria Cabo San Lucas, S.A. de C.V., Grupo Hotelero Brisas, S.A. de C.V.
Amparo Espinosa Rugarcía Consejero	Nació:	1941
	Primer nombramiento:	1990
	Período en que expira:	2003
	Ocupación Principal:	Presidente del Centro de Estudios de la Mujer en la Cd. de México.
Elmer Franco Macías Consejero	Nació:	1940
	Primer nombramiento:	1990
	Período en que expira:	2003
	Ocupación Principal:	Presidente y Director de Grupo Infra, S.A. de C.V.
	Otros Consejos:	Director de Banco Nacional de México, S.A., Grupo Financiero Inbursa y Grupo Condumex.
	Experiencia de negocios:	Varias posiciones en Grupo Infra desde 1958.
Angel Losada Moreno Consejero	Nació:	1955
	Primer nombramiento:	1990
	Período en que expira:	2003

	Ocupación Principal:	Director General de Grupo Gigante S.A. de C.V.
	Otros Consejos:	Vicepresidente del Consejo de Administración de Grupo Gigante, Consejero de Grupo Financiero Banamex-Accival
Rómulo O'Farrill Jr. Consejero	Nació: Primer nombramiento: Período en que expira:	1917 1990 2003
	Ocupación Principal:	Presidente y Director General de Novedades Editores, S.A de C.V.
	Otros Consejos:	Presidente del Consejo de Administración del Grupo Automotriz O'Farril y Balderrama, S.A. de C.V., Novedades de Acapulco, S.A. de C.V., Novedades de Quintana Roo, S.A. de C.V. y Distribuidores O´Farril Puebla
Juan Antonio Pérez Simón Vicepresidente; miembro del Comité Ejecutivo	Nació: Primer nombramiento: Período en que expira:	1941 1990 2003
	Ocupación principal y otros consejos:	Presidente del Consejo de Administración y Miembro del Comité Ejecutivo de Sanborn's Hermanos, S.A y Miembro del Consejo de América Telecom.
Fernando Senderos Mestre Consejero	Nació: Primer nombramiento: Período en que expira:	1950 2000 2003
	Ocupación Principal:	Presidente y Director General de Desc, S.A. de C.V.
	Otros Consejos:	Consejero de Industrias Peñoles, S.A. de C.V., Kimberly Clark de México, S.A. de C.V., Alfa, S.A. de C.V., Grupo Televisa y Dana Corporación
Carlos Slim Domit Vicepresidente; miembro del Comité Ejecutivo	Nació: Primer nombramiento: Período en que expira:	1967 1995 2003
	Ocupación principal, otros consejos y experiencia de negocios:	Presidente del Consejo de Administración de Grupo Carso y Presidente de Sanborn's Hermanos, S.A. y Miembro Honorario de América Telecom.
Marco Antonio Slim Domit Consejero	Nació: Primer nombramiento: Período en que expira:	1968 2002 2003
	Ocupación principal:	Presidente y Consejero de Grupo Financiero Inbursa
	Experiencia de negocios:	Miembro del Consejo de

FILE No. 82-4379

		Administración de Grupo Carso, Bolsa Mexicana de Valores and Sears Roebuck; Consejereo Suplente de Carso Global Telecom y América Telecom
James W. Calaway Consejero	Nació:	194[illegible]
	Primer nombramiento:	200[illegible]
	Período en que expira:	200[illegible]
	Ocupación Principal:	Grupo de Presidentes de SBC Communications, Inc, Operaciones Internacionales
	Experiencia de Negocios:	Varias posiciones en el Sector Celular dentro del Grupo SBC
Janet M. Duncan Consejera	Nació:	1961
	Primer nombramiento:	2000
	Período en que expira:	2003
	Ocupación Principal:	Director de Finanzas, SBC International Management Services, Inc.
Mark E. Royse Consejero y miembro del Comité Ejecutivo	Nació:	1959
	Primer nombramiento:	2000
	Período en que expira:	2003
	Ocupación Principal:	Presidente de SBC Internacional Management Services, Inc.
	Otros Consejos:	Consejero de ATL- Algar Telecom Leste, S.A. y Telecomunicaciones de Guatemala., S.A.
Rafael Kalach Mizrahi Consejero	Nació:	1946
	Primer nombramiento:	2000
	Período en que expira:	2003
	Ocupación Principal:	Presidente y Director General de Grupo Kaltex, S.A. de C.V.
	Otros Consejos:	Consejero de Grupo Carso, Sears Roebuck, S.A. de C.V. y Grupo Sanborn´s, S.A. de C.V.
Ricardo Martín Bringas Consejero	Nació:	1960
	Primer nombramiento:	2000
	Período en que expira:	2003
	Ocupación Principal:	Director General de Organización Soriana, S.A. de C.V.
	Otros Consejos:	Consejero de Banco Bital, S.A. Grupo Financiero Banamex - Accival, Banco Mexicano S.A. y Home Mart de México, S.A.de C.V.

Consejeros Suplentes al 30 de abril de 2001:

Nombre	Primer Nombramiento Consejero Suplente
Patrick Slim Domit	1999
Jorge Esteve Campdera	1990
Humberto Gutiérrez Olvera-Zubizarreta	1996
Antonio Cosío Pando	2002
Angeles Espinosa Yglesias	1993
Agustín Franco Macías	1990
Jaime Alverde Goya	1993
Antonio del Valle Ruíz	1990
José Kuri Harfush	1995
Fernando Solana Morales	2002
Arturo Elías Ayub	2000
Eduardo Valdés Acra	2000
Carlos Bernal Verea	1990
Francisco Medina Chávez	2002
Federico Laffan Fano	1990
Bernardo Quintana Isaac	1990
Jorge A. Chapa Salazar	2002

De los consejeros propietarios y suplentes de la Compañía, Elmer Franco Macías y Agustín Franco Macías son hermanos; Antonio Cosío Pando es el hijo de Antonio Cosío Ariño; Carlos Slim Domit, Marco Antonio Slim Domit y Patrick Slim Domit son hijos de Carlos Slim Helú; y Amparo Espinosa Rugarcía y Angeles Espinosa Yglesias son hermanas. Arturo Elias Ayub es yerno de Carlos Slim Helú. El Secretario del Consejo de Administración es Sergio F. Medina Noriega.

COMITÉ EJECUTIVO

Los estatutos sociales de la Compañía establecen que en términos generales el Comité Ejecutivo podrá ejercitar los poderes del Consejo de Administración. El Consejo de Administración está obligado a consultar al Comité Ejecutivo antes de adoptar cualquier resolución con respecto a determinados asuntos previstos en los estatutos sociales, y el Comité Ejecutivo debe responder dentro de los diez días siguientes a la solicitud del Consejo de Administración.

El Comité Ejecutivo se nombra de entre los consejeros propietarios y suplentes por mayoría de votos de las acciones Serie AA y Serie A (incluyendo las amparadas por ADSs de la serie A). Bajo el acuerdo de diciembre por Carso Global Telecom y SBC International, el Comité Ejecutivo consiste de cuatro miembros . La mayoría de sus miembros deben ser de nacionalidad mexicana y elegidos por accionistas mexicanos. Carso Global Telecom y SBC International han acordado votar por tres miembros nombrados por Carso Global Telecom y un miembro nombrado por SBC International. Los miembros actuales del Comité Ejecutivo son los señores Chico Pardo, Pérez Simón, y Carlos Slim Domit, todos los cuales fueron nombrados por Carso Global Telecom y varios accionistas mexicanos, y el señor Royce, quien fue nombrado por SBC International. Los miembros suplentes actuales del Comité Ejecutivo son los señores Cosío Ariño, Humberto Gutiérrez Olvera Zubizarreta y Marco Antonio Slim Domit, todos los cuales fueron nombrados por Carso Global Telecom y varios accionistas mexicanos, y la Srta. Duncan, quien fue nombrada por SBC International.

Otros Comités

En enero de 2001, una comisión mexicana de líderes de negocios (Consejo Coordinador Empresarial), con el soporte de la Comisión Nacional Bancaria y de Valores (CNBV), emitió un Código de Mejores Prácticas Corporativas para compañías mexicanas que operan públicamente, recomendando ciertas acciones con respecto a varias áreas del manejo corporativo. Siguiendo estas recomendaciones, el 14 de febrero de 2001, el Consejo de Administración creó un Comité de Auditoría y un Comité de Compensaciones. Posteriormente, la Ley del Mercado de Valores sufrió una enmienda con vigencia a junio de 2001 que requiere que todas las compañías registradas tengan un comité de auditoria

El Comité de Auditoría quedó integrado por Agustín Franco, Valdés Acra, Marco Antonio Slim Domit, Antonio del Valle y Janet Duncan. La labor fundamental del Comité de Auditoría es establecer y monitorear los procedimientos y controles para asegurar que la información financiera que distribuimos es útil, apropiada, confiable y refleja con precisión nuestra posición financiera. En particular, ésta es requerida a asistir al Consejo de Administración a fin de seleccionar candidatos para nuestros auditores y revisar el alcance y los términos de su compromiso, b) asistir al Comité Ejecutivo en monitorear el desempeño de nuestros auditores y reevaluar los términos de sus obligaciones, c) recomendar procedimientos para preparar los estados financieros y controles internos, d) monitorear el control interno y monitorear la contabilidad de asuntos específicos, e) proporcionar procedimientos para la preparación de estados financieros para uso interno que son consistentes con los estados financieros públicos, f) revisar con los auditores los estados financieros anuales y los principios contables aplicados en los estados financieros anuales e intermedios , g) reportar al Consejo de Administración sobre sus actividades y h) realizar cualquier otra función que el Consejo de Administración pueda delegarle. El comité de auditoría ha revisado nuestros estados financieros consolidados y las notas incluidas en este informe anual y recomendaron que estuvieran incluidas. Adicionalmente, de acuerdo a los estatutos sociales y leyes mexicanas: (i) Se requiere al comité de auditoría emita un reporte anual al Consejo de Administración y (ii) el Consejo debe buscar la opinión del Comité de Auditoría con respecto a operaciones con partes relacionadas que sean independientes al curso ordinario de nuestro negocio.

El Comité de Compensación está integrado por Cosío Ariño, Kalach Mizrahi, Carlos Slim Domit, Pérez Simón y Royse. La misión del Comité de Compensación es asistir al Consejo de Administración evaluando y compensando a nuestros altos ejecutivos. En particular se requiere: a) recomendar al Consejo de Administración procedimientos para la selección y sucesión de nuestro Director General y nuestros principales ejecutivos, b) proponer criterios para evaluar el desempeño de nuestros ejecutivos, c) analizar las propuestas del Director General con relación a la estructura y montos de compensación de nuestros altos ejecutivos y plantearlos con el Consejo de Administración, d) revisar nuevos programas de compensación de los nuevos ejecutivos y la operación de los programas existentes, e) establecer prácticas de contratación para evitar excesivos pagos a los ejecutivos, f) asistir al Consejo de Administración en el desarrollo de políticas apropiadas de personal, g) participar con el Consejo de Administración en el desarrollo de un plan para que los empleados inviertan en acciones serie L, y revisen la implantación del plan, h) reportar al Consejo de Administración sobre sus actividades y i) realizar cualquier otras funciones que el Consejo de Administración le delegue.

EJECUTIVOS.

Al 30 de abril de 2002, los nombres, responsabilidades y experiencia anterior de negocios de los funcionarios ejecutivos de Telmex se describen a continuación.

Jaime Chico Pardo	Nombrado:	1995
Director General	Experiencia de negocio:	Consejero y miembro del Comité Ejecutivo de Telmex desde 1990
Isidoro Ambe Attar	Nombrado:	1997

Mercado Empresarial	Experiencia de negocio:	Varias posiciones en el área de comercialización y proveeduría
Adolfo Cerezo Pérez Finanzas y Administración	Nombrado: Experiencia de negocio:	1991 Varias posiciones en finanzas incluyendo la Tesorería de Telmex y consultor del Banco Mundial
Javier Elguea Solís Rector del Intelmex	Nombrado: Experiencia de negocio:	1995 Director de Recursos Humanos de Telmex.
Arturo Elías Ayub Alianzas estratégicas, Comunicación y Relación Institucionales.	Nombrado: Experiencia de negocio:	1998 Varias posiciones en regulación y áreas de Internet en Telmex
Jaime Pérez Gómez Recursos Humanos	Nombrado: Experiencia de negocio:	2000 Varias posiciones en el área legal y de recursos humanos
Eduardo Gómez Chibli Técnico y de Larga Distancia	Nombrado: Experiencia de negocio:	1995 Varias posiciones en el área técnica y larga distancia.
Javier Mondragón Alarcón Regulación y Asuntos Jurídicos	Nombrado: Experiencia de negocio:	1999 Vicepresidente de Grupo Televicentro, S.A. de C.V. y Socio de Bufete Mondragón Alarcón, S.C.
Héctor Slim Seade Soporte a la Operación	Nombrado: Experiencia de negocio:	1995 Director de Fianzas Guardiana Inbursa y Factoraje-Inbursa
Andrés R. Vázquez del Mercado Benshimol Inversiones y Desarrollo Estratégico	Nombrado: Experiencia de negocio:	1999 Director de Comercialización en Radiomóvil DIPSA, S.A. de C.V. (Telcel)
Oscar Von Hauske Solís Sistemas y Procesos	Nombrado: Experiencia de negocio:	1996 Director de Finanzas en Grupo Condumex.
Patrik Slim Domit Mercado Masivo	Nombrado: Experiencia de negocio:	2000 Presidente de Grupo Carso.

COMISARIOS

De conformidad con los estatutos sociales de Telmex, los tenedores de la mayoría de las acciones Serie AA y Serie A en circulación, votando como grupo, pueden nombrar a uno o más comisarios y sus respectivos suplentes. La función principal de los comisarios consiste en presentar un informe a los tenedores de acciones Serie AA y acciones Serie A durante la asamblea general ordinaria anual de accionistas, con respecto a la veracidad de la información financiera presentada a dichos accionistas por el Consejo de Administración. Los comisarios también están facultados para: (1) convocar a asambleas generales ordinarias o extraordinarias de accionistas, (2) incluir asuntos en el orden del día de las asambleas de accionistas o las sesiones del Consejo de Administración, (3) asistir a las asambleas de accionistas o las sesiones del Consejo de Administración y (4) vigilar nuestras operaciones. Los comisarios también reciben del Consejo de Administración informes mensuales con respecto a los aspectos más importantes de nuestras operaciones, incluyendo la situación financiera de Telmex. Los comisarios propietarios y suplentes actuales son:

Nombre	Puesto	Primer Nombramiento
Alberto Tiburcio Celorio	Comisario propietario	1993
Fernando Espinosa López	Comisario Suplente	2001

COMPENSACIONES A LOS CONSEJEROS

En septiembre de 2001, se estableció un plan de acciones para nuestros ejecutivos. El plan tiene una duración de cuatro años y 50 millones de acciones serie "L" y estarán disponibles cada año, los participantes del plan podrán seleccionar entre adquirir todas las acciones disponibles o diferir su compra hasta el final del año. En 2001, las acciones disponibles totalizarán 11,673,401 y 106,248 fueron suscritas. Ningún monto fue acumulado o provisionado durante 2001 para proporcionar pensiones de retiro o prestaciones similares para nuestros directores y ejecutivos, excepto los montos computados en la base actuarial para los beneficios establecidos en nuestro plan de pensiones.

Por el ejercicio que terminó el 31 de diciembre de 2001 el monto total de las compensaciones pagadas a todos los consejeros propietarios, consejeros suplentes y funcionarios ejecutivos de Telmex por los servicios prestados por los mismos en cualquier carácter fue de aproximadamente $64.5 millones. Cada consejero propietario o suplente recibió un honorario promedio de $ 34,833 pesos nominales por cada sesión del Consejo de Administración a la que asistió en 2001.

PROPIETARIOS DE ACCIONES.

Las acciones propiedad del Sr. Carlos Slim Helú y ciertos miembros de su familia, se muestran en "Accionistas Mayoritarios" bajo el Punto 5, excepto como se comentó, ninguno de nuestros consejeros, consejeros suplentes o ejecutivos es propietario de más de 1% de cualquier clase de acciones de nuestro capital.

EMPLEADOS

Somos uno de los patrones no gubernamentales más grande de México. La tabla a continuación señala el número de empleados y el desglose de los empleados por categorías de actividad y ubicación geográfica al final de cada año en el trienio terminado el 31 de diciembre de 2001

	31 de diciembre de		
	2001	2000	1999
Número de empleados al final del período	67,550	66,928	66,262
Categorías de actividad::			
Local	42,390	42,835	42,849
Larga distancia	7,679	7,670	8,109
Otros	17,481	16,423	15,304
Ubicación Geográfica:			
México	67,550	66,928	66,262

Al 31 de diciembre de 2001, el Sindicato de Telefonistas de la República Mexicana (STRM), representaba aproximadamente al 70.0% de nuestros empleados y miembros de otros sindicatos representaban aproximadamente el 11.3% de nuestros empleados. La mayor parte de los puestos administrativos los ocupan empleados de confianza. Los salarios y ciertas prestaciones para personal sindicalizado se negocian cada año y el contrato colectivo de trabajo se negocia cada dos años. En abril del 2002, nosotros y el STRM acordamos un incremento anual del 5.5% nominal en salarios base y 3.4% de incremento nominal en prestaciones.

Consideramos que las relaciones actuales con nuestra fuerza laboral son buenas. Bajo la ley los sindicatos tienen el derecho de tanto si vendemos o transferimos cualquiera de nuestros activos y el gobierno no ejerce su derecho de tanto.

Bajo nuestros contratos laborales y la Ley del Trabajo estamos obligados a pagar primas por antigüedad a los empleados que se jubilan y prestaciones de pensión y fallecimiento a los empleados jubilados. Los jubilados tienen derecho a recibir incrementos en sus pensiones cuando se otorgan incrementos a los salarios de los empleados en activo. Financiamos un fideicomiso específico para cubrir nuestras obligaciones con nuestros jubilados. En enero del 2001 el fideicomiso convirtió 50 millones de acciones serie L en acciones AA con derecho a voto.

Punto 5. PRINCIPALES ACCIONISTAS Y OPERACIONES CON PARTES RELACIONADAS

Al 30 de abril de 2001, las acciones Serie AA representaban 32.7% del capital social y 93.3% de las acciones comunes, (acciones Serie AA y Serie A) al 30 de abril del 2002. Las acciones Serie AA son propiedad de: (1) Carso Global Telecom, (2) SBC International, una subsidiaria de la empresa de telecomunicaciones de E.E.U.U. SBC Communications Inc., y (3) otros inversionistas mexicanos. Carso Global Telecom tiene participación en las telecomunicaciones y fue escindida del Grupo Carso, en 1996, se puede considerar que Carso Global Telecom nos controla. De acuerdo con los informes del propietario beneficiario de nuestras acciones, presentados ante la Securities and Exchange Commission de E.E. U.U., Carso Global Telecom, es controlada por el Sr. Carlos Slim Helú y miembros de su familia inmediata.

Carso Global Telecom y SBC International han firmado un acuerdo en diciembre de 2000 que contiene ciertos asuntos pertinentes a la posesión de las acciones Serie AA. Entre algunos de los aspectos que se cubren en el acuerdo están ciertas transferencias de acciones Serie AA por cualquiera de las partes con derecho de tanto a favor de la otra parte, aunque este derecho de tanto no aplica a la conversión de acciones Serie AA por acciones Serie L, como lo permiten nuestros estatutos, o la subsecuente transferencia de acciones Serie L. El acuerdo también establece la composición del Consejo de Administración y del Comité Ejecutivo (ver Consejeros y Comité Ejecutivo) y la manera como cada parte puede firmar un Acuerdo de Servicios de Administración con nosotros (ver Operaciones con Partes Relacionadas).

La siguiente tabla identifica a cada uno de los propietarios de más del 5% de cualquier clase de las acciones de la Compañía al 30 de abril de 2002. A excepción de lo que se describe a continuación, no se tiene conocimiento de que persona alguna sea tenedor de más del 5% de cualquier clase de nuestras acciones.

	Acciones AA (1)		Acciones A (2)		Acciones L (3)		Porcentaje De
Identidad de la Persona o Grupo	Número de Acciones (millones)	Porcentaje de Serie	Número de Acciones (millones)	Porcentaje de Serie	Número de Acciones (millones)	Porcentaje de Serie	Acciones de Voto(4)
Carso Global Telecom(5)	3,000.0	70.3%	46.0	15.0%	1,086.9	12.8%	66.6%
SBCI (6)	1,059.9	24.8%	—	—	—	—	23.2%
Franklin Resources, Inc. (7)..............	—	—	—	—	476.5	5.4%	—
Brandes Investment Partners L.P. (7)	—	—	—	—	707.4	8.3%	—

(1) Al 30 de abril de 2002, había 4,268 millones de acciones serie "AA en circulación, representando 93.3% del total de acciones con derecho a voto, (acciones serie "AA" y acciones serie "A").

(2) Al 30 de abril del 2002, había 308 millones de acciones serie "A" en circulación, representando el 6.7% del total de acciones con derecho a voto, (acciones serie "AA" y acciones serie "A").

(3) En abril 30, del 2002 había 8,495 millones de acciones L en circulación

(4) Acciones AA y Acciones A

(5) De acuerdo con los reportes de los beneficiarios de las acciones registradas con la SEC, en Mayo 15 de 2001, Carso Global Telecom tendría el beneficio de 2,775.4 millones de acciones a esa fecha, representando el 32.7% del total de las acciones de su clase en circulación al 30 de abril de 2002, convirtiendo en 1,132.5 millones de la series "AA" y todas las acciones"A", sujeto a las restricciones establecidas en nuestros estatutos.

(6) Obtenido de los informes de beneficiario de nuestras acciones presentados ante la Securities and Exchange Commission de E.E.U.U, al 30 de marzo de 2002, SBC International, es beneficiario de 1,059.9 millones de acciones serie "L", a tal fecha representando el 12.5% del total de acciones en circulación, al 30 de abril de 2002, si se convirtieran todas sus acciones serie "AA" de acuerdo con nuestros estatutos.

(7) Derivado de los informes de propietarios beneficiarios de nuestras acciones registradas con la SEC

La siguiente tabla muestra la propiedad del Sr. Carlos Slim Helú al 30 de abril de 2002 nuestros ejecutivos y consejeros que, son beneficiarios de más del 1% de cualquier clase de acciones de nuestro capital social. El Sr. Carlos Slim Helú junto con ciertos miembros de su familia inmediata, son beneficiarios propietarios de 3,000 millones de acciones serie "AA" y 46 millones de acciones serie "A" a través de la tenencia de Carso Global Telecom y 1,092.9 millones de acciones serie "L" a través de Carso Global Telecom y Grupo Carso. Excepto los que se indican abajo, ninguno, de nuestros consejeros, consejeros suplentes o ejecutivos son beneficiarios de más del 1% de cualquier clase de acciones de nuestro capital

	Acciones AA (1)		Acciones A (2)		Acciones L		Porcentaje
	Número de Acciones (millones)	Porcentaje de Serie	Número de Acciones (millones)	Porcentaje de Serie	Número de Acciones (millones)	Porcentaje de Serie	De Acciones de Voto(3)
Carlos Slim Helú (1)	3,000.0	70.3%	46.0	15.0%	1,092.9	12.9%	66.6%
Carlos Slim Domit (2) (5)	3,000.0	70.3%	46.0	15.0%	1,092.9	12.9%	66.6%
Marco Antonio Slim Domit (3) (5)	3,000.0	70.3%	46.0	15.0%	1,092.9	12.9%	66.6%
Patrick Slim Domit (4) (5)	3,000.0	70.3%	46.0	15.0%	1,092.9	12.9%	66.6%
Antonio Cosio Ariño	65.2	1.5%					1.5%

(1) Incluye 40 mil acciones serie "A" y 100 mil acciones serie "L", propiedad directa de Carlos Slim Helù. De acuerdo con los reportes de beneficiarios propietarios de nuestras acciones registradas en la SEC al 15 de mayo de 2001, Carlos Slim Helú sería beneficiario propietario de 2,779.9 millones de acciones serie "L" a esa fecha, representando el 33.0% del total de acciones de su clase en circulación al 30 de abril de 2002, convirtiendo todas sus acciones series "AA", "A" sujeto a la restricción de los estatutos.

(2) Incluye 8,132 acciones serie "L" propiedad de Carlos Slim Domit.

(3) Incluye 8,132 acciones serie "L" propiedad de Marco Antonio Slim Domit.

(4) Incluye 8,134 acciones serie "L" propiedad de Patrick Slim Domit.

(5) De acuerdo con los reportes de beneficiarios propietarios de acciones registradas ante la SEC al 15 de mayo de 2001 cada uno: Carlos Slim Domit, Marco Antonio Slim Domit y Patrick Slim Domit serían beneficiarios propietarios de 2,779.9 millones de acciones serie "L" a esa fecha, representando el 33.0% del total de acciones de su clase al 30 de abril de 2002, convirtieran 1,132.5 millones de sus acciones de serie "AA", y todas sus acciones de la serie "A" sujetas a las restricciones de los estatutos.

Al 31 de diciembre de 2001, el 83.2% de las acciones serie L en circulación estuvieron representadas por las acciones L ADSs, cada una representando el derecho de recibir 20 acciones de la serie L de TELMEX y 99.2% de la serie L ADSs de 17,499 tenedores (incluyendo las del Depository Trust Company) con dirección registrada en Los Estados Unidos. En noviembre del 2000 establecimos un programa patrocinado de acciones ADSs por acciones A ADSs. El 27.8% de nuestras acciones de la serie A están en la forma de ADS de Serie "A" a diciembre 31 de 2001, cada una representa el derecho de recibir 20 acciones de la serie L de TELMEX y habían 4,189 tenedores (incluyendo las del Depository Trust Company) con dirección registrada en los Estados Unidos. No tenemos información acerca de las acciones de los tenedores de la serie A y serie L que no están representadas por ADSs, o serie A que no están patrocinadas por el programa de A ADSs, las cuales fueron anteriores al establecimiento del programa patrocinado y no han sido intercambiados por la emisión de ADS bajo tal programa de patrocinio, para los tenedores registrados con direcciones en los Estados Unidos.r "Mercado de Valores"

Compramos nuestras acciones a través de la Bolsa Mexicana de Valores, de vez en cuando a un valor autorizado por los tenedores de las acciones series "AA" y "A" y de nuestro Consejo de Administración. En 2001, compramos 843.7 millones de acciones serie "L" y 1.5 millones acciones serie "A", representando 6.0% de las acciones en circulación al inicio de 2001, con un valor agregado de P. 13,715 millones. Así mismo, el 29 abril del 2002 fuimos autorizados para comprar acciones, con un valor total de hasta $ 10 mil millones de pesos.

Desde el 1° de enero de 1997, Carso Global Telecom ha comprado acciones series "A" y "L" del mercado, de vez en cuando. En términos porcentuales, la posición accionaria de Carso Global Telecom se ha incrementado como resultado de la recompra de nuestras acciones. Los porcentajes de propiedad de acciones serie "A" de Carso Global Telecom fueron de 11.4% al 1° de enero de 1999, 12.4% al 1° de enero de 2000 y 14.1% al 1° de enero de 2001. Los porcentajes de propiedad de las acciones L fueron 19.8% al 1°. de enero del 2000, 16.8% al 1°. De enero de 2001 y 12.7% al 1°. de enero del 2002 En junio de 2001, Carso Global Telecom convirtió 500 millones de acciones L en acciones AA, aumentando con esto la propiedad total de sus acciones AA a 3,000 millones.

OPERACIONES CON PARTES RELACIONADAS

Generalidades

En el curso normal de nuestras operaciones, celebramos diversas transacciones con algunas partes relacionadas. De acuerdo a nuestros estatutos sociales y leyes mexicanas, el comité de auditoria de nuestro consejo de administración debe expresar una opinión sobre esto y nuestro consejo de administración tiene el poder para aprobar cualquier transacción con partes relacionadas que estén fuera del curso ordinario de nuestros negocios.

Nuestras transacciones con afiliadas incluyen compras de cable y construcción de planta exterior a Grupo Condumex, S.A. de C.V. y contrataciones de seguros con Seguros Inbursa, S.A. El monto total de estas compras en el 2001 fue de $ 8.3 mil millones. Grupo Condumex esta controlado por Grupo Carso, y Seguros Inbursa esta controlado por Grupo Financiero Inbursa, las cuales son afiliadas de Carso Global Telecom. Consideramos que los precios que pagamos en estas transacciones son equivalentes a aquellos que pudieron haberse obtenido en negociaciones de largo plazo con partes no afiliadas.

De vez en cuando hemos realizado inversiones conjuntas con compañías afiliadas así como ventas de nuestras inversiones a afiliadas, como se describe a continuación:

- En abril de 2001, vendimos nuestra subsidiaria Kb/Tel a una subsidiaria del Grupo Carso por US$ 4.2 millones de dólares.

- En junio de 2001, adquirimos una participación del 45% de la Compañía The Telvista, a una compañía estadounidense de telemarketing por U.S.$47.0 millones. Hicimos esta inversión conjunta con nuestras afiliadas, los otros accionistas de The Telvista son, América Movil (45%) y Grupo Carso (10%).

- En 1998 invertimos en Prodigy Communications Corporation, o Prodigy, en conjunto con Carso Global Telecom. Desde 1998 hasta el 2000 nuestras inversiones totales en Prodigy fueron de US$ 121.3 millones de dólares. En noviembre de 2001 vendimos nuestra participación en Prodigy a nuestra asociada de SBC International por U.S.$ 82.6 millones de dólares a través de una oferta pública.

Telmex también paga honorarios a Carso Global Telecom y a SBC International por concepto de servicios de consultoría y administración de conformidad con ciertos contratos negociados con cada una de ellas en nuestra representación por un comité especial de consejeros no afiliados con ninguna de dichas partes. El monto total pagado a cada una de estas empresas y a France Télecom Financière Internationale (antes de la venta de sus acciones en junio 2000) de conformidad con dichos contratos fue de U.S$ 30 millones de dólares en el 2001, U.S.$ 28.3 millones de dólares en el 2000 y U.S$ 45 millones en 1999. El contrato de prestación de servicios con Carso Global Telecom y SBC International fue renovado en diciembre de 2001 en términos sustancialmente iguales, considerando pagos por U.S$ 29 millones de dólares anuales, para 2002.

Regularmente hacemos importantes contribuciones a la Fundación Telmex, la cual es controlada por un Comité, el presidente de la cual es el Sr. Carlos Slim Helú. Ver "Telmex – Fundación Telmex" Punto 2. contribuimos $ 500 millones en 2001 , $. $ 1,302.7 millones en 2000 y $1,141.7 millones en 1999.

Operaciones entre Telmex y América Móvil

América Móvil tiene o tendrá varias relaciones contractuales con nosotros y nuestras subsidiarias. Estas incluyen acuerdos derivados de la escisión, de algunos contratos transitorios, y la continuación de la relación comercial.

Relaciones Comerciales Continuas

Debido a que Telmex y Telcel, operador líder en el negocio de telefonía inalámbrica y el cual escindimos a América Móvil en 2000, prestan servicios de telecomunicaciones en los mismos mercados geográficos, tienen amplias relaciones operativas. Estas incluyen la interconexión entre sus respectivas redes; uso de instalaciones, especialmente para la coubicación del equipo de conmutación en las instalaciones propiedad de Telmex; renta de Telcel de circuitos privados de nosotros; y uso de cada servicio proporcionado por el otro. Estas relaciones operativas están sujetas a varios contratos que, en la mayor parte, ya estaban en vigor antes de la Escisión y continuarán vigentes sin ser modificados significativamente como resultado de la Escisión. Muchos de ellos también están sujetos a regulaciones específicas que rigen a todos los operadores de telecomunicaciones. Los gastos por interconexión representan el más importante componente de los importes pagados bajo estos acuerdos. En 2001, el monto total que pagamos a Telcel por cargos de interconexión fue de $7,012 millones y el monto total que nos pago Telcel fue $ 3,172 millones Los términos de estos contratos con Telcel son en términos generales similares a aquéllos con los que cada compañía opera con otras partes no afiliadas.

Además, distribuimos los aparatos y las tarjetas de prepago de Telcel de acuerdo a términos comerciales otorgados a otros distribuidores celulares.

Instrumentación de la Escisión

La separación de América Móvil y Telmex y la cesión de capital, activos y pasivos a América Móvil, fue realizada por la acción de nuestra Asamblea Extraordinaria de Accionistas celebrada el 25 de septiembre de 2000. Ni nosotros ni América Móvil hemos hecho ninguna promesa al otro en relación con el valor de los activos que América Móvil recibió a partir de la Escisión. De conformidad con las resoluciones adoptadas en la asamblea, América Móvil está obligada a indemnizarnos contra cualquier obligación, gasto, costo o aportación estipulada contra nosotros que sea generada por los activos propiedad directa o indirectamente de Sercotel, S.A. de C.V., la subsidiaria cuyas acciones fueron transferidas a América Móvil en la Escisión.

América Móvil ha entrado en un acuerdo con nosotros para garantizar que se logren totalmente los objetivos de la Escisión. Entre otras cosas, este contrato establece lo siguiente en términos generales:

- América Móvil conviene en indemnizarnos por cualquier pérdida o gasto que resulte de la reclamación contra nosotros de cualquier obligación o demanda que le hubiéramos transferido a América Móvil en la Escisión o que se relacione con los negocios transferidos a América Móvil en la Escisión.

- Convenimos en indemnizar a América Móvil por cualquier pérdida o gastos que resulten contra América Móvil de cualquier obligación o demanda que retuvimos en la Escisión o que se relacione con los negocios retenidos por Telmex en la Escisión.

- Las partes convienen en obtener consentimientos o aprobaciones, proporcionar documentos o presentar declaraciones, tantas como sean requeridas por la Escisión a fin de alcanzar los objetivos de ésta.

- Las partes acuerdan proporcionar a la otra parte la información que se necesite para preparar los estados financieros, las declaraciones de impuestos, los registros o declaraciones regulatorias y para cualquier otro fin especificado.

- Cada una de las partes conviene en mantener la confidencialidad de toda la información relativa a la otra parte que haya obtenido antes de la Escisión o que obtenga en relación con la instrumentación de la Escisión.

- Cada una de las partes conviene en que no tomará ninguna acción que razonablemente pudiera esperarse que evitara que la Escisión fuera calificada como libre de impuestos de conformidad con el código fiscal mexicano o federal estadounidense.

- Cada una de las partes libera a la otra parte de algunas demandas que pudieran emanar de la Escisión.

Con respecto a los compromisos que hemos celebrado en beneficio de los acreedores de las subsidiarias que fueron transferidas a América Móvil en la escisión, nosotros y América Móvil acordamos hacer nuestro mejor esfuerzo para transferir estos compromisos a América Móvil o a sus subsidiarias.

Hemos entrado en acuerdos específicos con América Móvil con respecto a varias obligaciones, provistas por América Móvil para indemnizarnos y tomar los pasos para asumir nuestras obligaciones.

Servicios de Transición

Prestamos ciertos servicios a América Móvil sobre una base temporal hasta el primer trimestre de 2001 mientras que América Móvil desarrolló al personal y los sistemas necesarios para proporcionar estos servicios ella misma. Los servicios fueron prestados a un costo más un porcentaje determinado, e incluyeron servicios legales, financieros, administrativos, contables y relaciones con inversionistas.

Pasivos Contingentes de Telmex

Bajos las leyes mexicanas nos hacen responsables en forma conjunta y plena de cualquier obligación transferida a América Móvil como resultado de la Escisión, durante 3 años a partir del 25 de septiembre de 2000, fecha en la que la Escisión fue aprobada por nuestros accionistas. Esta obligación no es extensiva a cualquier obligación con algún acreedor que haya dado su consentimiento para liberarnos de dicho compromiso y aprobado la Escisión. Hemos celebrado compromisos contractuales para apoyar a ciertas subsidiarias e inversiones que se transfirieron a América Móvil en la Escisión. No podemos liberarnos de estos compromisos sin el consentimiento de los beneficiarios respectivos, el cual no se ha obtenido. Esperamos obtener el consentimiento necesario para liberarnos de esos compromisos, pero no podemos garantizar que los beneficiarios estén de acuerdo o cuándo lo estarán. Estos compromisos están descritos en "Pasivo Contingente" Punto 3.

Punto 6. INFORMACION FINANCIERA

ESTADOS FINANCIEROS CONSOLIDADOS.- Ver Punto 18 Estados Financieros y páginas F-1 hasta F-42

PROCESOS LEGALES

Tenemos varios procesos legales pendientes ante los tribunales Mexicanos en los cuales nosotros o nuestros competidores han impugnando determinaciones o regulaciones emitidas por la Cofetel, la mayor parte de las cuales fueron retirados como resultado de un convenio celebrado con algunos competidores en diciembre del 2000. Estos están descritos en "Regulación" bajo el punto 2 También estamos involucrados en procesos legales en el curso normal de nuestras operaciones, y ninguna de ellas es significativa. Los párrafos a continuación describen algunos procesos legales, aparte de aquellos que tienen que ver con las regulaciones o resoluciones de la Cofetel, y que caen fuera del curso normal de negocios.

En agosto de 1994 nos notificaron de una demanda civil presentada ante los tribunales mexicanos por el Sr. Antonio Hernández Otero, un exempleado nuestro. El Sr. Hernández alegaba que él había inventado un cierto sistema de telecomunicaciones al cual se hacía referencia en la demanda como el "Sistema de Alto Tráfico" y reclamaba que estábamos utilizando este sistema y que estabamos violando la ley de derechos de autor. Llegamos a un acuerdo en este asunto en 2001.

En noviembre de 1995, nuestro competidor en telefonía celular, Grupo Iusacell, S.A. de C. V., entabló un proceso contra nosotros ante la Comisión de Competencia, alegando que habíamos incurrido en prácticas anticompetitivas como son la de subsidios cruzados, precios depredatorios y discriminación en el acceso para beneficio de nuestra propia subsidiaria de telefonía celular. En su demanda, Iusacell solicitó a la Comisión de Competencia que nos impusiera sanciones, incluyendo multas, y una orden que nos obligara a vender Telcel y una orden anulando algunas de las disposiciones en el contrato de interconexión celebrado entre Iusacell y nosotros. En enero de 2001 logramos un acuerdo con Iusacell, el cual entre otras cosas confirma la aceptación de las partes de la tarifas de interconexión impuesta por Cofetel para llamadas de larga distancia a condición del pago de cargos no realizados por cada una de las partes. Como resultado, las partes acordaron retirar los procesos legales pendientes. A pesar de que las partes se retractaron, en julio de 2001, la Comisión Federal de Competencia determinó que realizábamos practicas anticompetitivas. Teléfonos de México, S.A. de C.V. interpuso recurso de reconsideración en contra de esa resolución, mismo que declaro infundado, confirmándola. Actualmente, contra dicha confirmación, se elabora el medio de defensa correspondiente.

DIVIDENDOS

Hemos pagado dividendos a nuestros accionistas cada año desde 1958. El cuadro que a continuación se detalla, muestra las cantidades nominales pagadas por acción en cada año indicado, en pesos, y convertido a dólares al tipo de cambio libre respectivo a cada fecha.

Años finalizados al 31 de diciembre	Pesos por Acción	Dólares por Acción
2001	$ 0.4900	$. 0.0529
2000	0.4450	0.0424
1999	0.3875	0.0412
1998	0.3500	0.0377
1997	0.2625	0.0330

Desde 1998, hemos pagado dividendos trimestralmente. Los dividendos de las utilidades de un año dado son determinados en la Asamblea de Accionistas de abril del siguiente año y es pagado en junio, septiembre, diciembre del año en que se determina, y marzo del siguiente año. En abril de 2000, hemos declarado dividendos de $ 0.460 por acción, el cual pagamos en partes iguales de $ 0.115 por acción en junio 2000, septiembre 2000, diciembre 2000 y marzo 2001. La Asamblea de Accionistas del 30 de abril de 2001, aprobó el dividendo de $ 0.50 por acción, que será pagado en cuatro partes iguales de $ 0.125 por acción en junio 2001, septiembre 2001, diciembre 2001 y marzo 2002. En abril del 2002 se declaró un dividendo de $ 0.56 por acción el cual será pagado en cuatro partes iguales de $ 0.14 por acción en junio de 2002, septiembre de 2002, diciembre de 2002 y marzo de 2003.

La declaración, cantidad y pago de dividendos está determinado por el voto mayoritario de las acciones series "AA" y "A", generalmente sobre la recomendación del Consejo de Administración, y dependerá de los resultados de operación, condición financiera, requerimiento de efectivo, perspectivas futuras, y otros factores relevantes para los accionistas de acciones series "AA" y "A". En consecuencia no podemos asegurar que continuaremos pagando dividendos o que los dividendos futuros serán comparables a los dividendos históricos. Nuestros estatutos señalan que los tenedores de acciones series "AA", "A" y "L" son iguales por acción en el pago de dividendos y otras distribuciones.

LA OFERTA Y LISTADO

OPERACIÓN DEL MERCADO DE VALORES

Las acciones L ADS, representan 20 acciones serie "L" de Telmex, y son emitidas por Morgan Guaranty Trust Company de New York, o el depositario de las acciones L ADS. Las acciones L ADS son operadas en la Bolsa de Valores de New York y listadas en la Bolsa de Valores de Frankfurt, y las acciones serie "L" son operadas en la Bolsa Mexicana de Valores y listadas en el Mercado de Valores Latinoamericano (Latibex) en Madrid, España.

En Noviembre 2000, establecimos un programa patrocinado de acciones A ADS. Las acciones A ADS, cada una representa 20 acciones serie "A" de Telmex, son emitidas por el depositario, como depositario de las acciones A ADS. Han estado por muchos años sin patrocinio los programas de ADSs de las acciónes A establecidos por algunos depositarios sin nuestro acuerdo. Los tenedores del 91% de las acciones A ADS emitidas bajo el programa patrocinado de ADS, cada una representa una acción serie "A", han intercambiado sus acciones A ADS por aquellas emitidas por el depositario bajo el programa patrocinado.

Los tenedores que no han intercambiado, no recibirán dividendos y eventualmente revertirán sus acciones A ADS a su respectivo estado. Las acciones serie "A" son operadas en la Bolsa Mexicana de Valores, y las acciones patrocinadas A ADS son cotizadas en NASDAQ Small Cap Market. La operación ha cesado con respecto a las no patrocinadas, acciones A ADS.

La siguiente tabla muestra, para los períodos indicados, los precios de venta máximo y mínimo de las acciones serie "L" en la Bolsa Mexicana de Valores y los máximos y mínimos del precio de las acciones L ADS en la Bolsa de Valores de New York. Los precios no han sido actualizados a unidades constantes.

	Bolsa Mexicana de Valores (Pesos por Acción "L")		Bolsa de New York (Dólares por Acción L ADS)	
	Máximo	Mínimo	Máximo	Mínimo
Máximos y mínimos anuales				
2001	$16.90	$13.79	U.S.$37.04	U.S.$37.04
2000	35.30	20.10	76.31	42.31
1999	26.50	11.20	56.35	21.13
1998	13.65	8.85	28.75	16.75
1997	11.40	6.51	28.19	16.57
Máximos y mínimos Trimestrales				
2002				
Primer Trimestre	$18.26	$16.26	U.S.$41.05	U.S.$37.73
2001:				
Primer Trimestre	$16.90	$13.79	U.S.$34.31	U.S.$27.48
Segundo Trimestre	16.80	13.88	36.62	29.41
Tercer Trimestre	16.86	14.04	37.04	29.35
Cuarto Trimestre	16.35	15.10	35.60	31.76
2000:				
Primer Trimestre	$35.30	$24.68	U.S.$76.31	U.S.$51.66
Segundo Trimestre	31.55	21.55	68.00	45.37
Tercer Trimestre	31.00	22.85	65.81	49.50
Cuarto Trimestre	26.05	20.10	54.31	42.31
Máximo y Mínimos Mensuales				
2002:				
Enero	$17.83	$16.26	U.S.$39.09	U.S.$35.73
Febrero	17.51	16.63	38.75	36.40
Marzo	18.62	17.75	41.05	39.00
Abril	18.55	17.02	40.35	37.03
Mayo	18.06	16.65	38.35	34.49
2001:				
Diciembre	16.35	15.46	35.60	33.35

La tabla a continuación muestra por los períodos indicados, los precios de venta máximos y mínimos de las acciones serie "A" en la Bolsa Mexicana de Valores, y los máximos y mínimos de los precios ofrecidos por las acciones A ADS publicados por NASDAQ. Los precios ofertados y publicados por NASDAQ, por las acciones A ADS son cotizaciones entre operadores y pueden no reflejar la transacción respectiva. Los precios no han sido actualizados a unidades constantes.

	Bolsa Mexicana de Valores (Pesos por Acción A)		Bolsa de New York (Dólares por Acción A ADS)	
	Máximo	Mínimo	Máximo	Mínimo
Máximos y mínimos anuales				
2001	$ 16.88	$13.86	U.S.$ 36.80	U.S.$26.86
2000	35.80	20.80	3.75	2.09
1999	26.80	11.10	2.86	1.00
1998	13.75	8.76	1.41	0.80
1997	11.40	6.50	1.44	0.53
Máximo y mínimos trimestrales				
2002				
Primer Trimestre	$ 18.56	$ 16.19	U.S.$41.00	U.S.$35.52
2001:				
Primer Trimestre	$ 16.88	$ 14.55	U.S.$34.00	U.S.$26.86
Segundo Trimestre	16.63	13.86	36.49	29.25
Tercer Trimestre	16.70	14.00	36.80	29.15
Cuarto Trimestre	16.35	15.00	35.30	31.75
2000:				
Primer Trimestre	$ 35.80	$ 24.80	U.S.$3.75	U.S.$2.56
Segundo Trimestre	31.50	21.50	3.25	2.19
Tercer Trimestre	31.00	22.00	3.22	2.41
Cuarto Trimestre	25.85	20.80	2.69	2.09
Máximo y mínimo mensuales				
2002:				
Enero	$ 17.60	$ 16.19	U.S.$39.00	U.S.$35.52
Febrero	17.45	16.50	38.55	36.05
Marzo	18.56	17.70	41.00	39.00
Abril				
2001:				
Noviembre	$ 15.95	$ 15.00	U.S.$35.00	U.S.$35.20
Diciembre	16.35	15.20	$32.85	32.96

OPERACIONES EN LA BOLSA MEXICANA DE VALORES

La Bolsa Mexicana de Valores, ubicada en la Ciudad de México, es la única bolsa de valores en México. Fundada en 1907, está organizada como una empresa cuyas acciones son propiedad de 26 casas de valores, las cuales son autorizadas exclusivamente en la Bolsa. Las operaciones en la Bolsa Mexicana de Valores (BMV) se llevan a cabo principalmente a través de un sistema automatizado, el cual está abierto entre las 8:30 a.m. y 3:00 p.m., hora de la Ciudad de México, de lunes a viernes. Las operaciones de las acciones listadas en la BMV pueden también operarse fuera de la bolsa. La Bolsa Mexicana de Valores opera un sistema de suspensión automático de operación de acciones de un emisor en particular, como medio para controlar la excesiva volatilidad en el precio, pero bajo la actual regulación, éste sistema no aplica para acciones como las series "A" o "L" que directa o indirectamente, (por ejemplo: a través de los American Depositary Shares), cotizan en mercado de valores, (incluyendo a NASDAQ), fuera de México.

La liquidación se efectúa dos días hábiles después de la transacción en la BMV. Las liquidaciones diferidas, aún por acuerdo mutuo, no son permitidas sin la aprobación de la Comisión Nacional Bancaria y de Valores. La mayoría de las acciones operadas en la BMV incluyendo a las de Telmex, están en depósito con

la Institución para el Depósito de Valores, S.A. de C.V. (Indeval), una institución privada de depósito que actúa como una cámara de compensación de las transacciones de la BMV.

PUNTO 7. REVELACIÓN CUANTITATIVA Y CUALITATIVA DE RIESGOS DE MERCADO

Riesgo del tipo de cambio y tasa de interés

Estamos expuestos a riesgos de mercado derivados de los cambios en los tipos de cambio y las tasas de interés. Los riesgos en cuanto a tasa de interés existen principalmente en relación con nuestros préstamos que devengan intereses a tasas variables. Al 31 de diciembre de 2001 teníamos $45,374 millones en créditos que devengan intereses a tasas variables. A principios del 2002, entramos en contratos de cobertura a largo plazo en relación con nuestro pasivo denominado en pesos a tasa variable.

Los riesgos por las fluctuaciones en los tipos de cambio existen principalmente en relación con nuestros pasivos que están denominados en moneda extranjera. Al 31 de diciembre de 2001, el endeudamiento denominado en moneda extranjera ascendió a $ 52,363 millones, de los cuales $52,145 millones estaban denominados en dólares y $ 218 millones de la deuda estaba denominada en otras monedas.

Periódicamente evaluamos nuestra exposición y monitoreamos oportunidades para administrar estos riesgos, como, por ejemplo a través del uso de instrumentos financieros. De vez en cuando usamos instrumentos financieros para administrar nuestro mercado de riesgo al que estamos expuestos. Desde finales del 2001, hemos entrado en transacciones de cobertura respecto a nuestra deuda denominada en dólares. Usamos estas operaciones, que pueden consistir en contratos de futuros u opciones, para protegernos contra las fluctuaciones en los tipos de cambio entre el dólar y el peso mexicano.

Revelación de Análisis de Sensibilidad

La pérdida potencial en el valor de los instrumentos financieros en nuestro poder al 31 de diciembre de 2001, que se habría generado de una fluctuación teórica, instantánea y desfavorable del 10% en el tipo de cambio, hubiera sido de aproximadamente $ 2,598 millones. Dicha fluctuación en los tipos de cambio también hubiera generado un pago adicional de intereses por aproximadamente $508 millones anuales, suponiendo que no hubiera habido cambio en el capital de dicho endeudamiento, reflejando el incremento en los costos en pesos del servicio de deuda denominada en moneda extranjera. Este análisis de sensibilidad asume una fluctuación instantánea desfavorable de 10% de fluctuación en los tipos de cambio que afectan a las monedas en las cuales se denomina nuestra deuda.

La pérdida potencial en el valor justo de mercado de los instrumentos financieros en nuestro poder al 31 de diciembre de 2001, que se hubiera generado por una fluctuación teórica, instantánea y desfavorable de 100 puntos base en las tasas de interés aplicables a dichos instrumentos financieros hubiera sido aproximadamente de $ 338 millones. Este efecto sería totalmente atribuible al impacto del cambio en la tasa de interés sobre activos y pasivos financieros que devengan intereses a tasas fijas. Una fluctuación teórica, instantánea y desfavorable de 100 puntos base en las tasas de interés aplicables a los activos y pasivos financieros que devengan intereses a tasas variables, en nuestro poder al 31 de diciembre de 2001, hubiera dado como resultado un pago adicional de intereses por aproximadamente $ 876 millones cada año, suponiendo que no hubiera habido cambio en el principal de dicha deuda.

Estos análisis de sensibilidad se basan en la suposición de un cambio desfavorable de 100 puntos base en las tasas de interés aplicables a cada categoría homogénea de activos y pasivos financieros. Se define una categoría homogénea de conformidad con la moneda en la que estén denominados los activos y pasivos financieros y supone el mismo cambio en las tasas de interés en cada categoría homogénea.

Como resultado de ello, el análisis de sensibilidad de riesgo por las fluctuaciones en tasa de interés puede exagerar el impacto de las fluctuaciones en las tasas de interés de dichos instrumentos financieros, ya que es poco probable que todas las tasas de interés registren cambios desfavorables consistentes.

Glosario de términos y Definiciones

Acceso inalámbrico	Enlace radioeléctrico entre una red pública y el usuario para el transporte de voz, datos y vídeo.
ADSL (Asymmetric Digital Subscriber Line)	Método de transmisión digital entre el cliente y la red mediante la utilización de pares de cobre. En el sentido red-cliente la velocidad de transmisión es superior a la que se presenta en sentido cliente-red.
Acceso alámbrico	El servicio de enlace bidireccional por medio de cableados entre una red pública de telecomunicaciones y el usuario para la transmisión de voz, datos y vídeo.
ATM (Asynchronous Transfer Mode)	Modo de Transferencia Asíncrono. Método de multiplexación y conmutación de alta velocidad la cual utiliza celdas de longitud fija (53 octetos) para soportar diferentes tipos de servicios (voz vídeo y datos).
Ancho de banda	Capacidad de una vía para permitir el transporte de información. Medida de la capacidad de información que puede ser manejada por un canal de transmisión. El ancho de banda depende del método de transmisión.
By-pass	Es la acción ilegal de enrutar una llamada internacional entrante a México a través de circuitos privados u otros canales y después se maneja como si fuera una llamada de larga distancia nacional o llamada local.
Banda de frecuencias	Porción del espectro radioeléctrico que contiene un conjunto de frecuencias determinadas que se asignan para usos específicos.
Canal de transmisión	Es un medio de transmisión unidireccional de señales entre dos puntos, por línea física, radioelectricidad, medios ópticos u otros sistemas electromagnéticos.
Central telefónica	Edificio donde se encuentran instalados los equipos telefónicos de conmutación para establecer una comunicación. También se denomina central a los equipos de conmutación telefónica que se encuentran en los edificios.
Central local	Central en la que terminan las líneas de abonado. Central automática que realiza directamente la conexión entre abonados pertenecientes a la misma área de servicio local.
Central digital	Central automática que convierte las señales vocales en información digital y conmuta dicha información de manera digital mediante los elementos de conmutación que la constituyen.
Central automática de larga distancia	Equipo de conmutación telefónica que maneja el tráfico de tránsito ya sea Nacional, Internacional o Mundial.
Circuito (de telecomunicaciones)	Camino completo entre dos puntos terminales sobre el cual se pueden manejar comunicaciones en uno o dos sentidos.
Congestión	Estado o condición que ocurre cuando demasiados usuarios intentan accesar simultáneamente a una central y no puede tramitar su llamada debido a la indisponibilidad de órganos. Este estado también se manifiesta cuando no se puede alcanzar troncales debido a que se encuentran ocupadas.
Concesionario	Persona física o moral que cuenta con una concesión otorgada por la

	Secretaria de Comunicaciones y Transportes para instalar, operar o explotar una red publica de telecomunicaciones autorizada para la prestación de servicios de telecomunicaciones.
Conmutación	El control o enrutamiento de señales en circuitos para la ejecución de conexiones lógicas o para la transmisión de información entre puntos específicos de una red.
Conmutación digital	Proceso consistente en establecer conexiones por medio de operaciones con señales digitales sin convertir éstas en señales analógicas.
Conmutación de paquetes	Método por el cual no se necesita establecer la conexión antes de comenzar la transmisión de datos, sino que cada paquete se transmite en forma separada y cada uno puede tomar un camino distinto a través de las diversas trayectorias que componen la red de comunicación.
Coubicación	Colocación de equipos y dispositivos de transmisión de un concesionario en los espacios físicos abiertos o cerrados de otro concesionario para fines de interconexión.
DWDM (Dense Wavelength Division Multiplexing)	Multiplexación Densa por División en Longitudes de onda. Tecnología que permite la combinación simultanea de múltiples señales portadoras ópticas de diferentes frecuencias (longitudes de onda) en una sola fibra. El término denso se refiere a 8 o más señales.
Enlace	Sistema de comunicación entre nodos de una red.
Espectro radioeléctrico	Una porción del espectro electromagnético que indica un rango de frecuencias que va de 3 kHz a 300 GHz.
Frecuencia	Es uno de los parámetros utilizados para caracterizar a las señales analógicas, que indica el número de veces que se repite la onda completa en un segundo y se mide en Hertz (Hz).
Gbps	Gigabits por segundo. Unidad de medida de la velocidad o capacidad de transmisión de un enlace digital equivalente al intercambio de mil millones de bits por segundo (10^9 bps)
Interconexión	Conexión física y lógica entre dos redes públicas de telecomunicaciones, que permite cursar tráfico público conmutado entre las centrales de ambas redes o utilizar servicios proporcionados por la otra red.
Intensidad de tráfico telefónico	Es el volumen de tráfico cursado durante un periodo de tiempo dividido por la duración de este periodo y generalmente expresado en Erlangs.
ISDN (integrated Services Digital Network)	Red digital integrada en donde las centrales y los medios de transmisión digital se utilizan para establecer conexiones conmutadas para diferentes servicios (voz, datos y vídeo).
IP (Internet Protocol)	El Protocolo Internet es un conjunto de reglas que regulan el transporte de información en una red de datos, donde el origen y destino se identifican mediante el uso de una dirección y el transporte se realiza por medio paquetes de información.
RNG (Red de Nueva Generación)	Infraestructura telefónica basada en la conmutación de paquetes de manera que los medios de transmisión sean más eficientes y permiten ampliar la gama de nuevos servicios.

Numeración	Conjunto estructurado de combinaciones de dígitos que permiten identificar cada destino de una red o conjunto de redes públicas de telecomunicaciones.
Numero local	Aquel número compuesto por la identificación de la central y del abonado, que identifica a un destino dentro de un grupo de centrales de servicio local.
Operador local	Persona física o moral que cuenta con una concesión o permiso (otorgado por la Secretaría de Comunicaciones y Transporte SCT) que le autoriza a prestar el servicio local.
Operador de larga distancia	Persona física o moral que cuenta con un título de concesión o permiso (otorgado por la Secretaría de Comunicaciones y Transporte SCT) que le autoriza a prestar el servicio de larga distancia.
Operador de puerto internacional	Concesionario de servicio de larga distancia autorizado (por la Secretaría de Comunicaciones y Transporte SCT) para operar una central de conmutación como puerto internacional.
PCS (Personal Communication Service)	Servicios de comunicación inalámbrica para permitir la comunicación entre usuarios, ubicados en diferentes lugares de la red y hace referencia al hardware y al software que permiten las facilidades de comunicación personal. Denota la banda de frecuencia de 1900 Mhz.
Presuscripción	Proceso por el cual el cliente de una línea telefónica selecciona un operador de larga distancia a través del cual cursará sus llamadas de larga distancia.
Plan técnico fundamental de numeración	Parte del sistema de Administración y Control de la Numeración que se encarga de determinar el método y la asignación de numeración de todas y cada una de las Centrales de la Red de Telefonía Pública Conmutada.
Portal T1MSN	Portal creado por Telmex y Microsoft como pieza fundamental de estrategia en el desarrollo de Internet,
Red de telecomunicaciones	Conjunto de nodos y enlaces utilizados para el acceso y transporte de servicios de telecomunicaciones conmutados y no conmutados proporcionados a los clientes
Red local	Red de telecomunicaciones que permite la comunicación dentro del área de servicio local autorizada y en su caso la interconexión de acceso a redes para servicios de larga distancia
Red pública de telecomunicaciones	Red de telecomunicaciones que se explota para prestar servicios de telecomunicaciones al público, la cual se limita a aquella por la que se pueden conducir diversos tipos de señales.
Región	Area geográfica de cobertura autorizada en los títulos de concesión de los concesionarios de servicio local que utilizan bandas de frecuencia del espectro radioeléctrico para la prestación de dicho servicio.
Reglas de larga distancia	Las reglas del servicio de larga distancia, publicadas en el Diario Oficial de la Federación el 21 de junio de 1996, o las disposiciones que las modifiquen o sustituyan.
Redes privadas virtuales	Red de uso dedicada a un usuario con varios sitios, utilizando los recursos de un sistema de comunicación pública.

Reventa	Es el servicio por medio del cual se concluyen las llamadas de los operadores de larga distancia en las localidades donde no cuentan con infraestructura.
Reventa de capacidad de circuitos	Es el servicio que se proporciona a terceros utilizando la capacidad de infraestructura de circuitos contratados de un concesionario de una red pública de telecomunicaciones.
Secretaría	La Secretaría de Comunicaciones y Transportes (SCT).
SDH (Synchronous Digital Hierarchy)	Jerarquía Digital Síncrona. Estándar internacional para la transmisión de información sobre fibra óptica.
Segmento	Unidad de medida para la tasación de la cantidad de información (64 octetos)
Servicio de interconexión a redes públicas	Es el servicio de conducción de señales de voz que presta un concesionario por medio de su red pública de telecomunicaciones, a otras empresas de telecomunicación, para combinar o complementar sus propias instalaciones con el objeto de proporcionar un servicio final.
Servicio de larga distancia	Aquel por el que se transporta información entre sitios que no forman parte del mismo grupo de sitios de una área de servicio local. En el servicio telefónico se requiere de la marcación de un prefijo de acceso al servicio para su enrutamiento.
Servicio de larga distancia internacional	Es el que se proporciona al usuario para establecer comunicación entre su punto de conexión terminal, y un punto en la red de EEUU o Canadá mediante el uso de una red de larga distancia y la red local respectiva.
Servicio de larga distancia nacional	Es el que se proporciona al usuario para establecer comunicación entre su punto de conexión terminal, y cualquier otro punto localizado en otra zona de servicio local del territorio nacional mediante el uso de una red de larga distancia y las redes locales respectivas.
Servicio de telefonía pública	Es aquel servicio que se presta en general por medio de la instalación, operación y explotación de aparatos telefónicos de uso público.
Servicio local	Es el que se proporciona al usuario para establecer comunicación entre su punto de conexión terminal y cualquier otro punto de la red local, dentro de la extensión de una misma zona de servicio local o suburbana autorizada por la Secretaría.
Servicio local fijo	Servicio local que de acuerdo a los títulos de concesión correspondientes se presta a través de equipos terminales que tienen una ubicación geográfica determinada.
Servicio local móvil	Servicio local que de acuerdo a los títulos de concesión correspondientes se presta a través de equipos terminales que no tienen una ubicación geográfica determinada.
Servicio móvil de radiocomunicación	Servicio entre estaciones móviles y estaciones terrestres o entre estaciones móviles. Las estaciones móviles podrán ser temporalmente fijas en puntos no determinados, pudiendo ser terrestre, marítimo ó aeronáutico.
Servicio público de telefonía básica	Servicio con características mínimas, por medio del cual se proporciona la capacidad completa para la comunicación de voz

	entre usuarios de acuerdo a una renta y un servicio medido que varía en función de la cantidad de llamadas realizadas.
Servicios básicos de telecomunicaciones	Servicios de carácter estratégico para el desarrollo nacional, que comprenden además de los servicios públicos de telefonía básica, telégrafos y comunicación nacional por satélite, la instalación establecida, operación, explotación de redes públicas de telecomunicaciones en el territorio nacional.
Servicios de telecomunicaciones de valor agregado	Servicio que se proporciona en forma extra al servicio básico y pueden ser proporcionados por el operador o por un tercero a cambio de una tarifa extra.
Sistema de retorno proporcional	Distribución de tráfico de manera igualitaria o equitativa sin hacer distinción.
Sistema de tarifas de liquidación uniformes	Pago igualitario por parte de los concesionarios u operadores que manejen llamadas de larga distancia entrantes o salientes.
Sistema terrestre	Cualquier conjunto coordinado de estaciones fijas, de estaciones terrestres o de ambas que utilizan la radiocomunicación terrenal para proporcionar servicio público de telecomunicaciones.
Suscriptor	Es cualquier usuario que ha celebrado un contrato con un prestador de servicio de telecomunicaciones.
Tarifa de liquidación	Aquella que: a) cobra un operador de puerto internacional a un operador extranjero por recibir tráfico proveniente de un país determinado y concluir este tráfico en el punto de destino; y b) cobra un operador extranjero a un operador de puerto internacional por recibir tráfico originado en México y concluirlo en el punto de destino en el extranjero.
Tasación	Función que comprende la valoración monetaria de los servicios de telecomunicaciones, según la información obtenida del proceso de medición y las tarifas registradas de cada concesionario.
Telecomunicaciones	Toda emisión, transmisión, o recepción de signos, señales, escritos, imágenes, voz, sonidos o informaciones de cualquier naturaleza que se efectúa a través de hilos, radioelectricidad, medios ópticos, físicos u otros sistemas electromagnéticos.
Terminal del usuario	Los equipos, aparatos y dispositivos instalados en el local del usuario propiedad de él necesario para emitir, transmitir, recibir y conmutar señales, conectados a su respectivo enlace local.
Tráfico	Toda emisión, transmisión o recepción de señales de voz o información de cualquier naturaleza que se efectúe a través de una red de telecomunicaciones
Tráfico conmutado por circuitos	Aquel que se cursa por medio de la conexión temporal de dos o más circuitos, entre dos o más usuarios, de forma tal que les permita a estos últimos la utilización total y exclusiva de dicha conexión.
Tráfico público conmutado	Toda emisión, transmisión o recepción de señales de voz o información de cualquier naturaleza que se efectúa a través de una red de telecomunicaciones pública que utilice para su enrutamiento tanto centrales como numeración asignada.
Tránsito local	Servicio de enrutamiento de tráfico público conmutado que la red publica de telecomunicaciones de un concesionario de servicio local

	provee entre dos redes públicas de telecomunicaciones distintas.
Troncal	Canal de transporte bidireccional entre dos puntos determinados, ya sea entre centrales telefónicas o entre una central y un nodo terminal de abonado.
WDM (Wavelength Division Multiplexing)	Es una tecnología por medio de la cual dos o más señales ópticas con diferentes longitudes de onda pueden ser simultáneamente transmitidas en la misma dirección a través de una fibra óptica y posteriormente separadas en el extremo terminal.

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A la Asamblea General de Accionistas de

Teléfonos de México, S.A. de C.V.

Hemos examinado los balances generales consolidados de Teléfonos de México, S.A. de C.V. y subsidiarias al 31 de diciembre de 2001 y 2000, así como los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera por cada uno de los tres años del periodo terminado al 31 de diciembre de 2001. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en los Estados Unidos de América y México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que respalda las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera consolidada de Teléfonos de México, S.A. de C.V. y subsidiarias al 31 de diciembre de 2001 y 2000, y los resultados consolidados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera consolidada por cada uno de los tres años del periodo terminado el 31 de diciembre de 2001, de conformidad con principios de contabilidad generalmente aceptados en México, los cuales difieren en ciertos aspectos de aquellos observados en los Estados Unidos de América (Ver Nota 18).

Como se menciona en la Nota 1 de los estados financieros adjuntos, a partir del 1° de enero de 2000, la Compañía adoptó las nuevas disposiciones contenidas en el Boletín D-4, Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad", emitido por el Instituto Mexicano de Contadores Públicos, con los efectos descritos en la Nota 15.

Mancera, S.C.
Integrante de
Ernst & Young Global

C.P.C. Fausto Sandoval Amaya

México, D.F., 15 de febrero de 2002

TELÉFONOS DE MÉXICO, S.A. DE C.V. Y SUBSIDIARIAS

Estados consolidados de resultados

(Miles de pesos, excepto utilidades por acción, de poder adquisitivo al 31 de diciembre de 2001)

	Años terminados el 31 de diciembre de			
	2001	2000	1999	Millones de dólares, excepto por utilidades por acción 2001
Ingresos de operación:				
Servicio local	P. 52,419,607	P. 49,292,474	P. 48,364,236	$ 5,735
Servicio de larga distancia Nacional	28,502,881	26,736,848	24,186,567	3,118
Servicio de larga distancia internacional	9,421,797	11,872,492	13,125,229	1,031
Interconexión	14,708,101	13,079,028	6,069,257	1,609
Otros	5,914,554	5,576,166	5,134,323	647
	110,966,940	106,557,008	96,879,612	12,140
Costos y gastos de operación:				
Costos de venta y servicios	33,978,768	30,204,882	23,021,934	3,717
Comerciales, administrativos y generales	17,137,824	17,228,123	16,636,022	1,875
Depreciación y amortización (Notas 5 a 7) (incluye P.15,275,431 en 2000, P.15,925,400 en 1999, y P. 16,657,963 en 1998, respectivamente, relativos al costo de venta y servicios)	17,258,752	17,673,235	18,490,007	1,888
	68,375,344	65,106,240	58,147,963	7,480
Utilidad de operación	42,591,596	41,450,768	38,731,649	4,660
Costo integral de financiamiento:				
Intereses ganados	(1,279,220)	(3,369,739)	(1,572,148)	(140)
Intereses pagados	6,997,237	10,428,753	11,226,242	766
Utilidad cambiaria, neta	(1,158,524)	(84,924)	(1,057,113)	(127)
Ganancia monetaria, neta	(2,156,381)	(3,581,250)	(5,425,419)	(236)
	2,403,112	3,392,840	3,171,562	263
Utilidad antes de impuesto sobre la renta y participación de los trabajadores en las utilidades	40,188,484	38,057,928	35,560,087	4,397
Provisiones para (Nota 15):				
Impuesto sobre la renta	13,279,170	8,181,154	8,890,994	1,453
Participación de los trabajadores en las utilidades	2,985,115	3,451,825	2,834,653	326
	16,264,285	11,632,979	11,725,647	1,779
Utilidad antes de la participación en los resultados de compañías asociadas	23,924,199	26,424,949	23,834,440	2,618
Participación en los resultados de compañías Asociadas	(430,082)	(327,454)	(121,108)	(48)
Utilidad de operaciones continuas	23,494,117	26,097,495	23,713,332	2,570
Utilidad de operación escindida, neta del impuesto sobre la renta y la participación de los trabajadores en las utilidades (Nota 2)		1,538,274	4,869,289	
Utilidad neta	P.23,494,117	P. 27,635,769	P. 28,582,621	$ 2,570
Promedio de acciones comunes en circulación (en millones) (Notas 1 y 14):				
Básica	13,541	14,669	15,092	13,541
Diluida	14,217	15,345	15,326	14,217
Utilidad por acción de operaciones continuas:				
Básica	1.735	1.779	1.571	0.190
Diluida	1.629	1.683	1.534	0.178
Utilidad neta por acción:				
Básica	P. 1.735	P. 1.884	P. 1.894	$ 0.190
Diluida.	P. 1.629	P. 1.784	P. 1.852	$ 0.178

Véanse las notas que se acompañan

FILE No. 82-4379

TELÉFONOS DE MÉXICO, S.A. DE C.V. Y SUBSIDIARIAS

Balances generales consolidados

(Miles de pesos, excepto utilidades por acción, de poder adquisitivo al 31 de diciembre de 2001)

	31 de diciembre de 2001	31 de diciembre de 2000	Millones de dólares 2001
Activo			
Activo circulante:			
Efectivo e inversiones temporales	P. 8,814,029	P. 13,741,340	$ 964
Valores negociables	700,936	355,466	77
Cuentas por cobrar, neto (Nota 4)	20,085,315	22,155,603	2,197
Pagos anticipados	1,427,102	1,508,184	156
Suma el activo circulante.	31,027,382	37,760,593	3,394
Planta, propiedades y equipo, neto (Nota 5)	114,454,386	111,205,486	12,519
Inventarios, destinados principalmente para la construcción de la planta telefónica	1,899,225	2,547,262	208
Licencias, neto (Nota 6)	608,643	645,890	67
Inversiones permanentes (Nota 7)	1,071,166	2,109,887	117
Activo intangible (Nota 8)	7,571,437	8,612,605	828
Crédito mercantil, neto (Nota 7)	278,807	907,324	30
Suma el activo	P. 156,911,046	P. 163,789,047	$ 17,163
Pasivo y capital contable			
Pasivo circulante:			
Deuda a corto plazo y porción circulante de la deuda a largo plazo (Nota 9)	P. 17,487,311	P. 46,059,201	$ 1,913
Cuentas por pagar y pasivos acumulados	17,307,169	13,756,139	1,893
Impuestos por pagar	1,244,533	718,306	136
Suma el pasivo circulante	36,039,013	60,533,646	3,942
Deuda a largo plazo (Nota 9)	52,254,382	31,628,886	5,716
Pensiones y primas de antigüedad (Nota 8)	5,323,729	6,779,611	582
Impuestos diferidos (Nota 15)	11,523,792	11,896,597	1,261
Créditos diferidos (Nota 10)	1,008,014	1,324,159	110
Suma el pasivo	106,148,930	112,162,899	11,611
Capital contable (Nota 14):			
Capital social:			
Histórico	329,121	350,250	36
Complemento por actualización	26,440,583	27,689,401	2,892
	26,769,704	28,039,651	2,928
Prima en venta de acciones	10,382,688	10,382,688	1,136
Utilidades acumuladas:			
De años anteriores	59,003,203	50,513,841	6,454
Del año	23,494,117	27,635,769	2,570
	82,497,320	78,149,610	9,024
Otras partidas de utilidad integral acumuladas	(68,887,596)	(64,945,801)	(7,536)
Suma el capital contable	50,762,116	51,626,148	5,552
Suman el pasivo y el capital contable	P. 156,911,046	P. 163,789,047	$ 17,163

Véanse las notas que se acompañan

TELÉFONOS DE MÉXICO, S.A. DE C.V. Y SUBSIDIARIAS

Estados consolidados de cambios en la situación financiera

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

	Años terminados el 31 de diciembre de			Millones de dólares
	2001	**2000**	**1999**	**2001**
Operación:				
Utilidad neta	P 23,494,117	P.27,635,769	P.28,582,621	$ 2,570
Más (menos) partidas que no requirieron el uso de recursos:				
Depreciación	16,752,861	17,332,976	18,214,952	1,833
Amortización	505,891	340,259	275,055	55
Impuestos diferidos	2,702,020	1,859,918	580,170	296
Participación en los resultados de compañías Asociadas	430,082	327,454	121,108	48
Utilidad de operación escindida		(1,538,274)	(4,869,289)	
Ajuste en el valor de inversiones permanentes	881,618			96
Cambios en activos y pasivos de operación:				
(Incremento) decremento en:				
Cuentas por cobrar	2,070,288	(3,794,249)	(3,299,348)	226
Pagos Anticipados	38,771	(522,513)	521,069	4
Incremento (decremento) en:				
Pensiones y primas de antigüedad:				
Reserva	3,556,858	3,536,433	3,427,027	389
Aportaciones al fondo en fideicomiso	(4,894,966)	(1,887,095)	(2,695,774)	(536)
Pagos directos al personal	(3,041,014)	(2,605,701)	(2,257,143)	(333)
Cuentas por pagar y pasivos acumulados	3,551,030	3,584,031	1,125,628	389
Impuestos por pagar	514,350	(1,341,473)	990,031	56
Créditos diferidos	(316,145)	754,395	(393,530)	(35)
Recursos generados por la operación	46,245,761	43,681,930	40,322,577	5,058
Financiamiento:				
Nuevos préstamos	70,283,971	62,557,484	25,789,791	7,688
Pagos de préstamos	(72,912,305)	(35,542,956)	(25,733,363)	(7,975)
Efecto de la variación de la deuda a pesos constantes y de la fluctuación cambiaria	(5,318,060)	(4,928,482)	(6,418,336)	(582)
Disminución de capital social y utilidades acumuladas por compra de acciones propias	(13,715,382)	(24,672,187)	(8,932,578)	(1,500)
Pago de dividendos	(6,700,972)	(7,010,051)	(6,865,146)	(733)
Recursos utilizados en actividades de financiamiento	(28,362,748)	(9,596,192)	(22,159,632)	(3,102)
Inversión:				
Planta, propiedades y equipo	(22,944,770)	(18,457,936)	(10,436,911)	(2,510)
Inventarios	784,094	(312,643)	(227,207)	86
Compañías asociadas	(127,196)	(1,426,018)	(461,580)	(14)
Compañías subsidiarias		(216,759)	(370,568)	
Otras inversiones	(522,452)	(161,707)	(1,300,842)	(57)
Recursos usados en actividades de inversión	(22,810,324)	(20,575,063)	(12,797,108)	(2,495)
Cambio neto en activos y pasivos de operación escindida		(6,694,823)	(1,807,035)	
Aumento de efectivo e inversiones temporales	(4,927,311)	6,815,852	3,558,802	(539)
Efectivo e inversiones temporales al principio del ejercicio	13,741,340	6,925,488	3,366,686	1,503
Efectivo e inversiones temporales al final del ejercicio	P. 8,814,029	P.13,741,340	P. 6,925,488	$ 964

Véanse las notas que se acompañan

TF' ONOS DE MÉXICO, S.A. DE C.V. Y SUBSIDIARIAS
dos consolidados de variaciones en el capital contable
(Miles de pesos, excepto dividendos por acción, de poder adquisitivo al 31 de diciembre de 2001)

	Capital social						Prima
	Series "AA"		Series "A"		Series "L"		En venta de
	Número	Importe	Número	Importe	Número	Importe	acciones
Saldos al 1° de enero de 1999	4,326	P.29,173,454	429	P. 3,062,002	10,694	P.26,801,861	P. 10,382,688
Aplicación de utilidades aprobada por las Asambleas Generales Ordinarias de Accionistas celebradas en marzo y abril de 1999							
Dividendos pagados a razón de P. 0.457 por acción (P. 0.388 nominal)							
Incremento a la reserva para adquisición de acciones propias							
Incremento a la reserva legal							
Compras en efectivo de acciones propias					(500)	(130,619)	
Conversión de acciones serie "A" a serie "L"			(60)	(405,091)	60	405,091	
Interés minoritario							
Utilidad integral:							
Utilidad neta del año							
Otras partidas de utilidad integral:							
Efecto por obligaciones laborales (Nota 8)							
Déficit por tenencia de activos no monetarios							
Utilidad integral							
Saldos al 31 de diciembre de 1999	4,326	29,173,454	369	2,656,911	10,254	27,076,333	10,382,688
Efecto acumulado inicial por ISR diferido(notes 1 and 15)							
Aplicación de utilidades aprobada por las Asambleas Generales Ordinarias de Accionistas celebrada en abril de 2000							
Dividendos pagados a razón de P. 0.479 por acción (P. 0.445 nominal)							
Incremento a la reserva legal							
Compras en efectivo de acciones propias				(2,747)	(939)	(2,094,250)	
Conversión de acciones serie "AA" a serie "L"	(1,060)	(7,147,496)			1,060	7,147,496	
Conversión de acciones serie "A" a serie "L"			(30)	(181,029)	30	181,029	
Utilidad integral:							
Utilidad neta del año							
Por operaciones continuas							
Por operaciones discontinuas							
Otras partidas de utilidad integral:							
Efecto por obligaciones laborales (Nota 8)							
Déficit por tenencia de activos no monetarios, neto de impuestos diferidos							
Utilidad integral							
Capital contable escindido (Nota 2)		(11,014,384)		(1,248,469)		(16,507,197)	
de diciembre de 2000	3,266	11,011,574	339	1,224,666	10,405	15,803,411	10,382,688
Aplicación de utilidades aprobada por las Asambleas Generales Ordinarias de Accionistas celebrada en abril de 2001							
Dividendos pagados a razón de P. 0.498 por acción (P. 0.490 nominal)							
Incremento a la reserva para adquisición de acciones propias							
Incremento a la reserva legal							
Compras en efectivo de acciones propias			(1)	(5,249)	(844)	(1,264,698)	
Conversión de acciones serie "L" a serie "AA"	1,106	2,460,863			(1,106)	(2,460,863)	
Conversión de acciones serie "AA" a serie "L"	(65)	(200,890)			65	200,890	
Conversión de acciones serie "A" a serie "L"			(25)	(90,125)	25	90,125	
Utilidad integral:							
Utilidad neta del año							
Otras partidas de utilidad integral:							
Efecto por obligaciones laborales (Nota 8)							
Déficit por tenencia de activos no monetarios, neto de impuestos diferidos							
Utilidad integral							
Saldos al 31 de diciembre de 2001 (Nota 14)	4,307	P. 13,271,547	313	P. 1,129,292	8,545	P.12,368,865	P.10,382,688

Véanse las notas que se acompañan

FILE No. 82-4379

TE' ÉFONOS DE MÉXICO, S.A. DE C.V. Y SUBSIDIARIAS

los consolidados de variaciones en el capital contable

(Miles de pesos, excepto dividendos por acción, de poder adquisitivo al 31 de diciembre de 2001)

	Utilidades acumuladas								
	Reserva legal	Reserva para la adquisición de acciones propias	Por aplicar	Total	Otras partidas de utilidad integral	Utilidad integral	Suma el capital contable Mayoritario	Interés minoritario	Suma el capital contable
Saldos al 1° de enero de 1999	P.14,271,061	P.17,524,070	P.89,019,637	P.120,814,768	P.(54,930,720)		P.135,304,053		P. 135,304,053
Aplicación de utilidades aprobada por las Asambleas Generales Ordinarias de Accionistas celebradas en marzo y abril de 1999									
Dividendos pagados a razón de P. 0.457 por acción (P. 0.388 nominal)			(6,865,146)	(6,865,146)			(6,865,146)		(6,865,146)
Incremento a la reserva para adquisición de acciones propias		27,416,824	(27,416,824)						
Incremento a la reserva legal	11,648		(11,648)						
Compras en efectivo de acciones propias		(8,480,073)	(321,886)	(8,801,959)			(8,932,578)		(8,932,578)
Conversión de acciones serie "A" a serie "L"									
Interés minoritario								P. 788,127	788,127
Utilidad integral:									
Utilidad neta del año			28,582,621	28,582,621		P. 28,582,621	28,582,621	(243,723)	28,338,898
Otras partidas de utilidad integral:									
Efecto por obligaciones laborales (Nota 8)					902,080	902,080	902,080		902,080
Déficit por tenencia de activos no monetarios					(10,635,300)	(10,635,300)	(10,635,300)	218,181	(10,417,119)
Utilidad integral						P. 18,849,401			
Saldos al 31 de diciembre de 1999	14,282,709	36,460,821	82,986,754	133,730,284	(64,663,940)		138,355,730	762,585	139,118,315
Efecto acumulado inicial por ISR diferido(notes 1 and 15)			(13,840,359)	(13,840,359)	4,280,762		(9,559,597)		(9,559,597)
Aplicación de utilidades aprobada por las Asambleas Generales Ordinarias de Accionistas celebrada en abril de 2000									
Dividendos pagados a razón de P. 0.479 por acción (P. 0.445 nominal)			(7,010,051)	(7,010,051)			(7,010,051)		(7,010,051)
Incremento a la reserva legal	84,098		(84,098)						
Compras en efectivo de acciones propias		(22,743,899)	168,709	(22,575,190)			(24,672,187)		(24,672,187)
Conversión de acciones serie "AA" a serie "L"									
Conversión de acciones serie "A" a serie "L"									
Utilidad integral:									
Utilidad neta del año									
Por operaciones continuas			26,097,495	26,097,495		P. 26,097,495	26,097,495		26,097,495
Por operaciones discontinuas			1,538,274	1,538,274		1,538,274	1,538,274		1,538,274
Otras partidas de utilidad integral:									
Efecto por obligaciones laborales (Nota 8)					(2,766,911)	(2,766,911)	(2,766,911)		(2,766,911)
Déficit por tenencia de activos no monetarios, neto de impuestos diferidos					(1,291,811)	(1,291,811)	(1,291,811)		(1,291,811)
Utilidad integral						P. 23,577,047			
Capital contable escindido (Nota 2)	(44,228)	(8,622,874)	(31,123,741)	(39,790,843)	(503,901)		(69,064,794)	(762,585)	(69,827,379)
Saldos al 31 de diciembre de 2000	14,322,579	5,094,048	58,732,983	78,149,610	(64,945,801)		51,626,148		51,626,148
Aplicación de utilidades aprobada por las Asambleas Generales Ordinarias de Accionistas celebrada en abril de 2000									
Dividendos pagados a razón de P. 0.498 por acción (P. 0.490 nominal)			(6,700,972)	(6,700,972)			(6,700,972)		(6,700,972)
Incremento a la reserva para adquisición de acciones propias		5,256,174	(5,256,174)						
Incremento a la reserva legal	51,373		(51,373)						
Compras en efectivo de acciones propias		(10,350,222)	(2,095,213)	(12,445,435)			(13,715,382)		(13,715,382)
Conversión de acciones serie "L" a serie "AA"									
Conversión de acciones serie "AA" a serie "L"									
Conversión de acciones serie "A" a serie "L"									
Utilidad integral:									
Utilidad neta del año			23,494,117	23,494,117		P. 23,494,117	23,494,117		23,494,117
Otras partidas de utilidad integral:									
Efecto por obligaciones laborales (Nota 8)					(1,415,682)	(1,415,682)	(1,415,682)		(1,415,682)
Déficit por tenencia de activos no monetarios, neto de impuestos diferidos					(2,526,113)	(2,526,113)	(2,526,113)		(2,526,113)
Utilidad integral						P. 19,552,322			
Saldos al 31 de diciembre de 2001 (Nota 14)	P. 14,373,952	P.	P.68,123,368	P. 82,497,320	P.(68,887,596)		P. 50,762,116	P.	P.50,762,116

Véanse las notas que se acompañan

TELÉFONOS DE MÉXICO, S.A. DE C.V. Y SUBSIDIARIAS
NOTAS DE LOS ESTADOS FINANCIEROS CONSOLIDADOS
(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

1. Actividades de la Compañía y políticas contables

I. Actividades de la Compañía

Teléfonos de México, S.A. de C.V. y sus subsidiarias (en lo sucesivo "la Compañía" o TELMEX) prestan servicios de telecomunicación principalmente en México.

Los ingresos de TELMEX provienen, principalmente, de servicios de telecomunicación que incluyen, entre otros, larga distancia nacional e internacional, servicio telefónico local, servicios de transmisión de datos, internet e interconexión a la red local de TELMEX de las redes de operadores nacionales de larga distancia, de compañías celulares y de operadores de servicio local. La Compañía también obtiene otros ingresos relacionados con su operación telefónica, como los provenientes de la publicación del directorio telefónico.

La concesión revisada, otorgada por el Gobierno Federal al amparo de la cual opera la Compañía, se firmó el 10 de agosto de 1990, con vigencia hasta el año 2026 y posibilidad de una renovación posterior de quince años; entre otros aspectos importantes, la concesión establece los requisitos para la prestación del servicio y define las bases para la regulación de tarifas.

Bajo esta concesión, las tarifas de la Compañía para los servicios básicos telefónicos están sujetas a un tope en el precio ponderado de una canasta de dichos servicios, para reflejar el volumen real de cada servicio durante el año anterior. Dentro de este tope agregado de precio, la Compañía puede determinar la estructura de sus propias tarifas. No se requiere la aprobación de la Secretaria de Comunicaciones y Transportes para que sean efectivas estas tarifas, aunque TELMEX tiene la obligación de publicarlas y registrarlas ante la misma secretaría. En marzo de 1999, la Comisión Federal de Telecomunicaciones (Cofetel) estableció un factor de productividad nuevo del 1.11% por trimestre que aplicará al tope de precios para el periodo de 1999-2002, así como un ajuste inicial del 1% en las tarifas para servicios básicos que se ha aplicado desde marzo de 1999.

A finales de 1996, y en forma gradual durante 1997, se inició la competencia para prestar servicios de larga distancia nacional e internacional. En 1999, se inició la competencia en el servicio de telefonía básica local.

La Asamblea Extraordinaria de Accionistas de Teléfonos de México, S.A. de C.V., celebrada el 25 de septiembre de 2000, aprobó la escisión del segmento de telecomunicaciones inalámbricas, así como la mayoría de sus operaciones internacionales, constituyendo a América Móvil, S.A. de C.V. (América Móvil) a la cual se le traspasaron ciertos activos, pasivos y capital (véase Nota 2 para información adicional).

II. Políticas y prácticas contables

A continuación se resumen las principales políticas y prácticas contables utilizadas por la Compañía en la preparación de sus estados financieros:

a) Consolidación

Los estados financieros consolidados incluyen las cuentas de Teléfonos de México, S.A. de C.V. y sus subsidiarias de las que, excepto por una en la que se tiene una participación del 70%, posee la totalidad de su capital social. El interés minoritario relativo es inmaterial para estos estados financieros. Todas las compañías operan en el ramo de telecomunicaciones o prestan sus servicios a empresas relacionadas con esta actividad.

Los saldos y operaciones intercompañías importantes han sido eliminados en los estados financieros consolidados.

b) Reconocimiento de ingresos

Los ingresos se reconocen cuando se presta el servicio.

Los ingresos por servicio local están representados por cargos por instalación de nuevas líneas, por la renta mensual del servicio, por servicio medido con base en el número de llamadas y cargos por otros servicios a los clientes, que incluyen entre otros, cargos por interconexión de usuarios del sistema fijo con usuarios celulares.

Los ingresos por las llamadas de larga distancia nacional e internacional se determinan con base en el tiempo de duración y utilización del servicio. Todos estos servicios se facturan mensualmente con base en las tarifas autorizadas por la Secretaría de Comunicaciones y Transportes. Los ingresos por servicio de larga distancia internacional, también incluyen los que se obtienen de los administradores u operadores internacionales por el uso de las instalaciones de la Compañía para interconectarse; estos servicios están regulados mediante contratos que la Compañía tiene con estas administraciones u operadores telefónicos en otros países. En estos contratos se definen las tarifas de liquidación a nivel internacional. Los ingresos por este servicio representan el importe neto de la liquidación.

En 1998, por lo que se refiere a los ingresos provenientes de operadores norteamericanos de larga distancia internacional (operadores), conservadoramente se reconocieron en función a los pagos recibidos, en virtud de que al cierre de dicho ejercicio no se logró alcanzar un acuerdo en relación a las tarifas de liquidación. En 1999, con base en los acuerdos alcanzados con los operadores, la Compañía registró como ingreso del ejercicio de 1999 U.S.$131.5 millones aproximadamente, por complemento a los servicios de enlace de 1998.

A partir de 2000, en virtud del importante crecimiento en la venta de tarjetas de servicios telefónicos prepagados y su potencial en el futuro, la Compañía cambió su política contable relativa al reconocimiento de ingresos provenientes de su venta, difiriendo su ingreso con base a una estimación del consumo del tiempo al que le da derecho la tarjeta prepagada.

El efecto del cambio en esta política, representó una reducción de los ingresos y de la utilidad neta del año terminado el 31 de diciembre de 2000 de P. 672,030 y P. 436,820, respectivamente.

c) Reconocimiento de los efectos de la inflación en la información financiera

La Compañía incorpora los efectos de la inflación en la información financiera con base en las disposiciones del Boletín B-10 ("Reconocimiento de los efectos de la inflación en la información financiera"), emitido por el Instituto Mexicano de Contadores Públicos, A.C. (IMCP); consecuentemente, las cifras de los estados financieros y sus notas se expresan en miles de pesos de poder adquisitivo al 31 de diciembre de 2000. El factor de actualización aplicado a los estados financieros al 31 de diciembre de 1999 y 1998, fue del 8.96% y 22.38%, respectivamente, que corresponde a la inflación aplicable del 1° de enero al 31 de diciembre de 2000, de acuerdo con el Indice Nacional de Precios al Consumidor (INPC) publicado por el Banco de México.

El INPC (con base 100 para 1994) al cierre de cada ejercicio, es como sigue:

31 de diciembre de 1998	275.038
31 de diciembre de 1999	308.919
31 de diciembre de 2000	336.596
31 de diciembre de 2001	351.418

La planta, propiedades y equipo, así como las construcciones en proceso, se actualizaron como se indica en la Nota 5. La planta y equipo telefónico son depreciados por el método de retiros y reemplazos y el resto de los activos mediante línea recta con base en la vida útil estimada de los mismos.

Los inventarios se valúan por el método de costos promedios y se actualizan con base en índices específicos que se asemejan a su valor de reposición, sin exceder a su valor de mercado.

Otros activos no monetarios fueron reexpresados usando factores de ajuste del INPC.

Las cuentas de capital social, prima en venta de acciones y utilidades acumuladas fueron actualizadas mediante factores de ajuste derivados del INPC.

En otras partidas de utilidad integral acumuladas, se incluye la insuficiencia en la actualización del capital, la cual se integra por el déficit acumulado por posición monetaria a la fecha de la primera aplicación del Boletín B-10, que al 31 de diciembre de 2001 y 2000 asciende a P. 11,756,417, y por el Resultado por Tenencia de Activos No Monetarios (RETANM) que representa la diferencia neta entre el método de indización específica (ver Nota 5) y el de cambios en el nivel general de precios.

La ganancia monetaria neta representa el impacto de la inflación en los activos y pasivos monetarios. Los importes relativos se incluyeron en el estado de resultados como parte del costo integral de financiamiento.

El Boletín B-12 establece la presentación del estado de cambios en la posición financiera, con base en los estados financieros expresados en pesos constantes de acuerdo con el Boletín B-10. El Boletín B-12 determina los orígenes y las aplicaciones de recursos mediante la diferencia entre los saldos iniciales y finales de los estados financieros en pesos constantes. De acuerdo con este boletín, las ganancias y pérdidas monetarias y cambiarias, no se incluyen en la determinación de los recursos obtenidos de las operaciones.

d) Inversiones temporales

Las inversiones temporales, representadas principalmente por depósitos a plazos en instituciones financieras, se presentan a su valor de mercado.

e) Valores negociables

Este renglón incluye inversiones en acciones de empresas con fines de negociación y se presentan a su valor de mercado.

f) Inversión en compañías asociadas

La inversión en acciones de asociadas se valúa a través del método de participación. En términos generales, este método consiste en reconocer contablemente la participación que se tiene en los resultados y en el RETANM de las asociadas, conforme éstos se van generando (ver Nota 7).

g) Fluctuaciones cambiarias

Las operaciones en monedas extranjeras se registran al tipo de cambio en vigor a la fecha de su celebración. Los activos y pasivos en monedas extranjeras se valúan al tipo de cambio de la fecha del balance. Las diferencias cambiarias se aplican a resultados.

h) Obligaciones laborales

Los costos de pensiones y primas de antigüedad se reconocen periódicamente durante los años de servicio del personal, con base en cálculos actuariales efectuados por actuarios independientes, mediante el método de crédito unitario proyectado, utilizando hipótesis financieras netas de inflación, de conformidad con el Boletín D-3 emitido por el IMCP (ver Nota 8). Las indemnizaciones al personal se cargan a los resultados del ejercicio en que se conocen.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

i) Impuesto sobre la renta y participación de los trabajadores en las utilidades

A partir del 1° de enero de 2000 entró en vigor el nuevo Boletín D-4, "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad", emitido por el IMCP, mediante el cual se modificaron las reglas de valuación y presentación del impuesto sobre la renta diferido (impuestos diferidos). En términos generales, el nuevo boletín requiere el reconocimiento de impuestos diferidos básicamente por todas las diferencias temporales entre los saldos contables y fiscales del balance general, aplicando la tasa fiscal vigente a la fecha de los estados financieros. Hasta el 31 de diciembre de 1999, sólo se reconocían impuestos diferidos sobre las diferencias temporales que se consideraban no recurrentes y cuya materialización podía preverse en un período definido. Con base en lo anterior, la provisión para impuesto sobre la renta, incluye tanto el impuesto del ejercicio como el diferido. Ver Nota 15 para información adicional.

El nuevo boletín no cambió la contabilización de la participación de los trabajadores en las utilidades.

j) Bases de conversión de estados financieros de subsidiarias extranjeras

Los estados financieros de las subsidiarias en Estados Unidos de América (E.U.A.), Guatemala y Ecuador, que fueron transferidas a América Móvil en la escisión descrita en la Nota 2, representan aproximadamente el 18% de los ingresos netos de las operaciones escindidas y el 39% del total de activos escindidos en 2000, y se convirtieron a pesos mexicanos, al igual que las subsidiarias en el extranjero que permanecen en TELMEX, de conformidad con lo establecido en el Boletín B-15, "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", emitido por el IMCP, como sigue:

Todos los saldos del balance, excepto los relativos al capital contable, fueron convertidos al tipo de cambio vigente al cierre del ejercicio; las cuentas de capital contable fueron convertidas al tipo de cambio vigente al momento de la transacción o de la generación de las utilidades. El estado de resultados fue convertido al tipo de cambio de cierre del periodo que se informa. El efecto de la inflación y las variaciones en los tipos de cambio fueron inmateriales y se presentan como parte del RETANM del periodo.

Los estados financieros de las subsidiarias y afiliadas extranjeras correspondientes a los periodos anteriores y el periodo más reciente, fueron convertidos a pesos constantes aplicando al balance general en la moneda local de dicha subsidiaria o asociadas, la inflación del país, convirtiéndolo posteriormente a pesos mexicanos al tipo de cambio de la fecha del último periodo reportado.

En los estados financieros de la Compañía por los tres años terminados al 31 de diciembre de 2001 fueron actualizados tomando como base la inflación en México, ya que las inversiones de la Compañía en subsidiarias y afiliadas extranjeras no fueron materiales en estos periodos.

k) Utilidad integral

A partir del 1° de enero de 2001 entró en vigor el Boletín B-4, "Utilidad integral", emitido por el IMCP. La utilidad integral en TELMEX es la utilidad neta del periodo presentada en el estado de resultados, más los efectos en el periodo de impuestos diferidos, obligaciones laborales y RETANM, aplicados directamente al capital contable.

l) Utilidad por acción

TELMEX determinó la utilidad por acción de conformidad con lo establecido en el Boletín B-14 emitido por el IMCP (ver Nota 14).

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

m) Uso de estimaciones

La preparación de estados financieros de acuerdo con principios de contabilidad generalmente aceptados requiere del uso de estimaciones en la valuación de algunos de sus renglones. Los resultados que finalmente se obtengan pueden diferir de las estimaciones realizadas.

n) Concentración de riesgo

La Compañía invierte una parte del excedente de efectivo en depósitos en efectivo en instituciones financieras con buenas calificaciones crediticias, y tiene establecidos lineamientos relativos a su diversificación y vencimientos que buscan seguridad y liquidez. La Compañía no ha tenido pérdidas importantes en sus inversiones en valores negociables. TELMEX considera que no tiene concentraciones importantes de riesgos crediticios en sus cuentas por cobrar, ya que su base de clientes es amplia y geográficamente diversa.

o) Instrumentos financieros

A partir del 1° de enero de 2001 entró en vigor el nuevo Boletín C-2, "Instrumentos financieros", emitido por el IMCP, que establece las reglas generales que deben seguir los emisores e inversionistas de instrumentos financieros para la valuación, presentación y revelación de los instrumentos financieros en su información financiera; este boletín requiere que se registren como activos y pasivos los efectos de los instrumentos financieros que se tengan contratados, afectando los resultados del ejercicio por el efecto de los mismos, excepto por los instrumentos financieros que han sido designados y que funcionan efectivamente como cobertura de activos y pasivos. La Compañía celebra contratos a corto plazo de cobertura cambiaria, como coberturas para determinadas transacciones denominadas en dólares norteamericanos. Las utilidades o pérdidas cambiarias de estos contratos se aplican a resultados conforme se incurren, presentándose netas de las utilidades o pérdidas de los pasivos que están cubriendo. Durante 2001, no existieron efectos importantes por la aplicación de este nuevo boletín. Tampoco hubo operaciones importantes equivalentes en 2000.

p) Conversión de conveniencia

Las cifras en los estados financieros presentadas en dólares de los Estados Unidos al 31 de diciembre de 2001, han sido incluidas solamente para conveniencia del lector y provienen de una conversión de los pesos con poder adquisitivo al 31 de diciembre de 2001, solamente como resultado de un cálculo matemático, a un tipo de cambio de Ps. 9.1423 por un U.S.$ 1.00, que es el tipo de cambio vigente al 31 de diciembre, 2000. Dicha conversión no debe ser considerada como una representación que los importes en pesos han sido o podrán ser convertidos a dólares a éste u otro tipo de cambio.

q) Reclasificaciones

Algunas de las cifras de los estados financieros de 2000, han sido reclasificadas para conformar su presentación con la utilizada en el ejercicio de 2001.

2. Operación escindida

El 25 de septiembre de 2000, los accionistas de TELMEX aprobaron la escisión del segmento de telecomunicaciones inalámbricas y la mayoría de sus operaciones internacionales. Como consecuencia de la escisión, América Móvil se constituyó como una empresa mexicana independiente de TELMEX, a la que se le traspasaron ciertos activos, pasivos y capital relacionados con estas operaciones.

En la escisión, cada accionista de TELMEX se convirtió en accionista de América Móvil, y como consecuencia, ambas compañías son controladas por el mismo grupo de accionistas. Ni TELMEX ni América Móvil tendrán acciones de la otra. La relación entre las dos compañías se limitará a: (a) convenios relacionados con la

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

implantación de la escisión; (b) relaciones comerciales que surjan en el curso ordinario de los negocios entre un operador de servicios fijos de telecomunicaciones y un operador de servicios inalámbricos de telecomunicaciones, como son la interconexión y la instalación de los sitios de coubicación; y (c) algunos acuerdos temporales que estuvieron vigentes hasta el tercer trimestre de 2001, cuando América Móvil finalizó el desarrollo de su propia estructura administrativa.

En los estados financieros adjuntos, los ingresos y gastos de las entidades escindidas se presentan en el estado de resultados en el renglón de la utilidad de operaciones escindidas, neta de impuesto sobre la renta y participación de los trabajadores en las utilidades.

Los activos y pasivos de las operaciones escindidas fueron transferidos a América Móvil a su valor en libros. El importe del capital contable que se transfirió a América Móvil en la escisión, representa la diferencia entre los activos y los pasivos transferidos y fue contabilizado como una reducción del capital contable de TELMEX al momento de la escisión.

El interés ganado por una subsidiaria escindida, proveniente de la tenencia de pagarés a mediano plazo y de papel comercial emitido por TELMEX, por un importe de P.. 2,295,004 en el periodo de nueve meses terminado el 30 de septiembre de 2000 y P. 5,889,429 por el periodo de doce meses terminado el 31 de diciembre de 1999, se incluye en los resultados de las operaciones escindidas.

El resumen del estado de resultados por los periodos de nueve y doce meses terminados el 30 de septiembre de 2000 y el 31 de diciembre de 1999, respectivamente, se muestra a continuación:

	Período de nueve meses terminado el 30 de septiembre de 2000	Período de doce meses terminado el 31 de diciembre de 1999
Ingresos de operación	P. 20,401,766	P. 16,389,353
Costo y gastos de operación	17,715,501	13,830,862
Utilidad de operación	2,686,265	2,558,491
Producto integral de financiamiento, neto	1,184,475	3,287,282
Utilidad antes del impuesto sobre la renta y la participación de los trabajadores en las utilidades	3,870,740	5,845,773
Provisiones para:		
Impuesto sobre la renta	1,884,687	1,176,580
Participación de los trabajadores en las utilidades	120,039	118,612
Utilidad antes de la participación en los resultados de asociadas e interés minoritario	1,866,014	4,550,581
Participación en los resultados de asociadas	(498,836)	74,982
Utilidad antes del interés minoritario	1,367,178	4,625,563
Interés minoritario en pérdidas de subsidiarias	171,096	243,726
Utilidad neta mayoritaria escindida	P. 1,538,274	P. 4,869,289

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

3. Valores negociables

Al 31 de diciembre 2001 la Compañía tiene inversiones en acciones de empresas por P. 700,936 (P. 355,466, en 2000), con el fin de negociarlas. La Compañía incluyó en el costo integral de financiamiento de 2001, utilidades provenientes del incremento de valor en acciones no realizadas por P. 305,981 (pérdidas por P. [illegible],457,874 en 2000). La pérdida neta realizada por venta de valores negociables en 2001, ascendió a P. 96,559 (utilidad neta realizada de P. 710,718 en 2000). Durante 2000 la Compañía invirtió y realizó bonos del gobierno del Ecuador por U.S.$177.3 millones, lo cual le generó una utilidad de P. 929,143.

4. Cuentas por cobrar

Las cuentas por cobrar se integran como sigue:

		2001		2000
Suscriptores	P.	18,364,566	P.	17,394,476
Servicios de enlace		709,409		1,298,323
Partes relacionadas		600,931		841,956
Otras		1,804,051		5,282,742
		21,478,957		24,817,497
Menos:				
Estimación para cuentas incobrables		1,393,642		2,661,894
Total	P.	20,085,315	P.	22,155,603

La actividad en la reserva para cuentas incobrables por los años terminados al 31 de diciembre de 1998, 1999 y 2000 es como sigue:

	2001	2000	1999
Saldo inicial al 31 de diciembre	P. (2,661,894)	P. (3,112,785)	P. (2,091,982)
Aumentos cargados al costo y gastos	(1,133,177)	(1,662,124)	(1,701,489)
Deducciones a la reserva	2,401,429	2,113,015	680,686
Saldo final	P. (1,393,642)	P. (2,661,894)	P. (3,112,785)

En diciembre de 2000 TELMEX y sus dos principales competidores de larga distancia acordaron, entre otras cosas, las tarifas de interconexión para llamadas de larga distancia, resolviendo las disputas que sobre dichas tarifas existían. Las partes acordaron además, retirar sus procedimientos legales pendientes relacionados con los asuntos en disputa. Bajo este acuerdo, los competidores le pagaron en 2000 a TELMEX U.S.$139 millones (neto de impuesto) por concepto de servicios de interconexión proporcionados en el pasado, con lo que TELMEX canceló P. 1,775,000 aproximadamente, de la estimación para cuentas incobrables que conservadoramente había establecido.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

5. Planta, propiedades y equipo

a) El rubro de planta, propiedades y equipo se integra como sigue:

	2001	2000
Planta y equipo telefónico	P. 176,372,523	P. 173,876,040
Terrenos y edificios	25,275,966	24,927,028
Equipo de cómputo y otros activos	20,936,070	19,604,915
	222,584,559	218,407,983
Menos:		
Depreciación acumulada	120,146,075	117,637,865
Neto	102,438,484	100,770,118
Construcciones en proceso y anticipos a Proveedores de equipo	12,015,902	10,435,368
Total	P. 114,454,386	P. 111,205,486

La planta, propiedades y equipo, incluyen los siguientes activos bajo arrendamiento capitalizable:

	2001	2000
Activos bajo arrendamiento capitalizable	P. 2,720,509	P. 1,678,089
Menos depreciación acumulada	224,254	71,747
	P. 2,496,255	P. 1,606,342

b) Hasta el 31 de diciembre de 1996 los valores de la planta telefónica se actualizaron con base en la fecha y costo de adquisición de las inversiones, aplicando factores resultantes de índices específicos determinados por la Compañía, revisados por un perito valuador independiente registrado en la Comisión Nacional Bancaria y de Valores (CNBV).

A partir del 1° de enero de 1997 el Boletín B-10 eliminó el uso de avalúos para la presentación de planta, propiedades y equipo en los estados financieros. Al 31 de diciembre de 2001 y 2000, este renglón se determinó como sigue:

- El valor de avalúo al 31 de diciembre de 1996 de la planta telefónica proveniente del extranjero, así como el costo de las adquisiciones de estos activos posteriores a esta fecha, fueron actualizados con base en la inflación del país de origen del activo y el tipo de cambio vigente a la fecha de los estados financieros (factores de indización específicos).

- El valor de avalúo de los terrenos, edificios y otros activos fijos de procedencia nacional al 31 de diciembre de 1996, así como los costos de las adiciones posteriores a esta fecha, fueron actualizados por medio del INPC.

Al 31 de diciembre de 2000 y 1999, el 51% aproximadamente del valor del renglón de planta, propiedades y equipo, ha sido actualizado por medio de factores de indización específicos.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

c) A continuación se presentan los renglones de planta, propiedades y equipo al 31 de diciembre de 2001 y 2000, actualizados por el INPC al 31 de diciembre de 2001 (tomando como punto de partida los valores de avalúo al 31 de diciembre de 1996), para dar cumplimento a la disposición de la CNBV que requiere esta revelación cuando los activos fijos se actualicen por medio de factores de indización específicos:

	2001	**2000**
Planta y equipo telefónico	P. 221,971,435	P. 210,524,123
Terrenos y edificios	25,275,966	24,927,028
Equipo de cómputo y otros activos	24,689,649	22,509,082
	271,937,050	257,960,233
Menos:		
Depreciación acumulada	152,030,632	142,756,072
Neto	119,906,418	115,204,161
Construcciones en proceso y anticipos a Proveedores de equipo	12,323,047	10,536,148
Total	P. 132,229,465	P. 125,740,309

d) La depreciación de la planta telefónica se calcula utilizando tasas anuales que fluctúan entre el 3.3% y el 16.7%. El resto de los activos se deprecian a tasas que van del 3.3% al 33.3%. El importe aplicado a los costos y gastos de operación por este concepto ascendió a P. 16,752,861 en 2001, P. 17,332,976, en 2000 y P. 18,214,952 en 1999.

Debido a los avances tecnológicos tan importantes en las telecomunicaciones, la Compañía efectúa evaluaciones periódicas de la vida útil estimada de sus activos fijos, ajustando la depreciación anual cuando consideran que es apropiado. En 2001, la Compañía no hizo cambios en las vidas útiles. En 2000, la Compañía extendió la vida útil de ciertos activos, habiendo un decremento en el gasto por depreciación en 2000 comparado con 1999, por aproximadamente P. 52,200.

La siguiente tabla muestra el cambio en las vidas útiles efectuado en 2000:

	Vidas útiles	
	Anterior	**Nueva**
Varias clases de cables	13	14 and 17
Postes	16	21
Equipo de poder	13	12
Equipo de microondas	12	11
Equipo PBX	10	7
Equipo de terminal óptica	10	11

6. Licencias

En mayo de 1998 TELMEX adquirió del Gobierno Federal concesiones para operar bandas de frecuencias del espectro radioeléctrico, para la prestación del servicio de telefonía inalámbrica fija que tuvieron un costo de $573,970. En diciembre de 1997, la Compañía también adquirió del Gobierno Federal concesiones para operar bandas de frecuencias del espectro radioeléctrico para enlaces de microondas punto a punto y punto a multipunto por $171,833. Estos costos se están amortizando en 20 años (ver Nota 15).

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

Al 31 de diciembre de 2001 y 2000 el costo de las licencias y su amortización se integran como sigue:

	2001	2000
Inversión	P. 745,803	P. 745,803
Amortización acumulada	137,160	99,913
Importe neto	P. 608,643	P. 645,890

La amortización anual de estas licencias por los años terminados al 31 de diciembre de 2001, 2000, y1999 fue de $37,247 en cada ejercicio.

7. Inversiones en asociadas y otras

a) Un análisis de las inversiones en asociadas y otras al 31 de diciembre de 2001 y 2000 que permanecen en TELMEX después de la escisión, y una breve descripción de las mismas, se presenta a continuación:

	2001	2000
Prodigy Communications Corporation		P. 535,279
Williams Communications Group, Inc.	P. 99,098	1,075,093
Technology and Internet, LLC	320,567	390,228
Compañía Telvista	362,802	
Otras	288,699	109,287
	P. 1,071,166	P. 2,109,887

A partir de 1998 y hasta 2000 la Compañía invirtió U.S.$121.3 millones en Prodigy Communications Corporation (Prodigy), empresa que se dedica a la prestación del servicio de internet en E.U.A. En mayo de 2000 otros accionistas efectuaron aportaciones de capital a un valor superior al contable, lo que aun cuando diluyó la participación de TELMEX en 8.1%, incrementó su valor contable proporcional en $700,983, importe que TELMEX acreditó a los resultados de dicho ejercicio. Al 31 de diciembre de 2000 la participación accionaria de TELMEX en el capital de Prodigy fue del 10.3%. En noviembre de 2001, la Compañía vendió, a una parte relacionada, la totalidad de su participación en Prodigy en U.S.$82.6 millones, operación que generó a la Compañía una utilidad de P. 103,099. El crédito mercantil al 31 de diciembre de 2000 por P. 983,674, generado por estas adquisiciones, se estaba amortizando en un período de 5 años.

En mayo de 1999 la Compañía celebró un acuerdo con Williams Communications Group, Inc. (Williams), la cual proporciona servicios de telecomunicaciones en E.U.A., para adquirir aproximadamente el 1% de las acciones que conforman su capital social, transacción que fue consumada en octubre de 1999. Williams y TELMEX acordaron interconectar sus redes de fibra óptica y larga distancia para proveer servicios de telecomunicaciones internacionales. En virtud de que al 31 de diciembre de 2001 el valor de mercado de las acciones de esta emisora presenta una baja substancial, la Compañía decidió reconocer en los resultados del periodo la baja de valor de este activo por $881,618; el importe de la minusvalía se incluyó en el costo integral de financiamiento.

En 2001 TELMEX efectuó contribuciones de capital en Technology and Internet, LLC (TAI), equivalentes al 50% de su capital social por un total de U.S.$3 millones (U.S.$103 millones en 2000). TAI ha realizado inversiones en compañías que se dedican a desarrollar comercio electrónico a través de internet, ubicadas principalmente en E.U.A. y Latinoamérica.

En junio de 2001 TELMEX invirtió U.S.$47 millones en The Telvista Company (Telvista), equivalentes al 45% de su capital social. Telvista es una empresa que se dedica a servicios de telemercadeo en E.U.A.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

Durante 2001 TELMEX efectuó otras inversiones en compañías asociadas por U.S.$33 millones, la mayoría relacionadas con telecomunicaciones.

El total invertido en compañías asociadas durante 2001 ascendió a U.S.$83 millones, aproximadamente (U.S.$123 millones en 2000). El crédito mercantil generado por estas inversiones no fue significativo.

La participación en los resultados de compañías asociadas representó un cargo a resultados de P. 430,082 en 2001 (cargo de P. 327,454 en 2000 y P. 121,108 en 1999).

Crédito Mercantil

A continuación se muestra un análisis del crédito mercantil al 31 de diciembre de 2001 y 2000:

		2001		2000
Crédito mercantil				
Subsidiarias	P.	552,164	P.	552,164
Asociadas		42,036		983,674
		594,200		1,535,838
Amortización acumulada		(315,393)		(628,514)
Neto	P.	278,807	P.	907,324

El cargo a gastos por concepto de amortización en 2001, 2000 y 1999 fue P. 291,448, P. 300,959 and P. 237,726, respectivamente.

Evento posterior

b) El 16 de enero de 2002 TELMEX, junto con Fortsmann Little & Co. (Forstmann Little) ubicada en los E.U.A., firmaron un acuerdo definitivo en el que se comprometieron cada uno a efectuar una aportación de hasta U.S.$400 millones al capital de XO Communications, Inc. (XO), proveedor de servicios de telecomunicaciones de banda ancha, aportación con la cual se espera que TELMEX adquiera hasta el 39% de participación en XO. La consumación del mismo está condicionada, entre otras cosas, a la completa reestructuración, por parte de XO, de su balance general, así como a la aprobación de la transacción por parte de las autoridades correspondientes. XO continuará sus negociaciones con instituciones financieras y tenedores de bonos, de tal forma que se satisfagan los requerimientos de reestructuración de su pasivo contemplados en el acuerdo definitivo celebrado con TELMEX y Forstmann Little.

8. Pensiones y primas de antigüedad

La Compañía otorga pensiones y primas de antigüedad que se establecen en planes de pensiones definidos que cubren substancialmente a todos los empleados.

Las pensiones se determinan con base en las compensaciones a los empleados en su último año de trabajo, los años de antigüedad en la Compañía y su edad al momento del retiro.

En 1990 la Compañía estableció un fondo en fideicomiso irrevocable, adoptando la política de efectuar contribuciones anuales al fondo relativo, las cuales ascendieron a P. 4,894,966 en 2001, a P. 1,887,095 en 2000 y P. 2,695,774 en 1999. Estas aportaciones se consideran deducibles para efectos de impuesto sobre la renta.

El pasivo de transición, los servicios anteriores y las variaciones en supuestos están siendo amortizados en un período de 12 años, que es la vida laboral promedio remanente estimada de los trabajadores en la Compañía.

A continuación se presenta la información más relevante de las obligaciones laborales.

TELÉFONOS DE MÉXICO, S.A. DE C.V. Y SUBSIDIARIAS
NOTAS DE LOS ESTADOS FINANCIEROS CONSOLIDADOS
(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

Integración del costo neto del periodo:

	2001	2000	1999
Costo laboral	P. 1,841,541	P.2,039,001	P. 1,780,823
Costo financiero sobre la obligación por beneficios proyectados	3,748,978	3,706,803	3,157,936
Rendimiento de los activos del plan	(3,175,865)	(3,247,868)	(2,525,297)
Amortización de servicios anteriores	1,041,350	1,041,349	1,014,971
Amortización de las variaciones en supuestos	100,854	(2,852)	(1,406)
Costo neto del período	P. 3,556,858	P.3,536,433	P. 3,427,027

Reserva para pensiones y prima de antigüedad

	2001	2000
Obligaciones por beneficios proyectados (OBP)	P. 63,128,815	P. 56,353,130
Fondo constituido	(54,056,488)	(46,160,465)
Pasivo de transición	(7,254,315)	(8,268,520)
Pérdida actuarial por amortizar	(11,030,677)	(6,730,723)
Servicios anteriores y modificaciones al plan	(317,122)	(344,085)
Activo neto proyectado	(9,529,787)	(5,150,663)
Pasivo adicional	14,853,516	11,930,274
Pasivo neto actual	P. 5,323,729	P. 6,779,611
Obligaciones por beneficios actuales (OBA)	P. 59,380,217	P. 52,940,076
Activo intangible que se incluye en el balance general	P. 7,571,437	P. 8,612,605
Efecto en el capital contable por obligaciones laborales	P. 7,282,079	P. 3,317,669

En 2001 el incremento en la pérdida actuarial por amortizar por $4,300,000 aproximadamente, proviene básicamente del aumento en la OBP, en virtud de que el incremento en salarios resultó superior al estimado al principio del año. En 2000 la pérdida actuarial por $3,200,000 aproximadamente, se derivó principalmente del comportamiento desfavorable de los activos del plan y favorable de la OBP. El resultado desfavorable de los activos del plan en 2000, se explica principalmente por el comportamiento generalizado de la Bolsa Mexicana de Valores.

En el último trimestre de 2000 la Compañía decidió revisar y modificar las hipótesis actuariales utilizadas durante varios años, para calcular las obligaciones laborales (OBP y OBA) al 31 de diciembre de 2000, así como el costo neto del ejercicio 2001. El costo neto de un periodo se calcula sistemáticamente en forma prospectiva al inicio del ejercicio. Los cambios en las hipótesis actuariales se efectuaron con diversos elementos objetivos de juicio que la Compañía y el actuario independiente tuvieron a su alcance, entre los que destacan la experiencia tenida por la Compañía y el país en los años recientes, así como las expectativas que se tienen para el futuro. Adicionalmente, en el último trimestre de 2001 en virtud de los efectos generalizados en el entorno económico, la Compañía decidió revisar y modificar la tasa de rendimiento anual del fondo, reduciendo ésta de 7.84% a 6.84%.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

Las tasas utilizadas en los estudios actuariales fueron:

	2001	2000	1999
Descuento de obligaciones laborales:			
Primer año	6.84%	6.84%	6.90%
Promedio de largo plazo	5.85%	5.85%	4.91%
Incremento salarial:			
Primer año	1.85%	1.85%	0.88%
Promedio de largo plazo	0.96%	0.96%	1.42%
Rendimiento anual del fondo	6.84%	6.84%	6.90%

Los cambios en las hipótesis financieras antes mencionadas, representaron una disminución del costo neto del periodo en 2001 de P. 1,200,000, aproximadamente, respecto del costo que hubiera resultado de haberse aplicado las mismas hipótesis actuariales que se venían utilizando. Al 31 de diciembre de 2000 el cambio mencionado tuvo el efecto de disminuir la OBP, la OBA y el cargo al capital contable por obligaciones laborales en P. 6,160,000, aproximadamente.

Al 31 de diciembre de 2001 el 66% (71% en 2000) de los activos del plan están representados por instrumentos de renta fija y el 34% restante (29% en 2000) en instrumentos de renta variable.

9. Deuda a largo plazo

La deuda a largo plazo se integra como sigue:

	Tasas de interés promedio ponderadas al 31 de diciembre de		Vencimientos de 2002 a	Saldos al 31 de diciembre de	
	2001	2000		**2001**	2000
Pasivos denominados en moneda extranjera:					
Deuda convertible (1)	**4.2%**	4.2%	2004	**P. 9,142,300**	P. 10,022,087
Bonos (2)	**8.2%**		2006	**13,713,450**	
Bancos	**3.1%**	7.4%	2011	**23,983,947**	22,234,617
Créditos de proveedores	**3.3%**	7.6%	2022	**2,832,010**	3,884,871
Arrendamiento financiero	**2.9%**	7.2%	2006	**2,527,044**	1,503,621
Gobierno Federal	**2.8%**	7.0%	2006	**164,186**	212,691
Suma				**52,362,937**	37,857,887
Pasivos denominados en moneda nacional:					
Pagarés a mediano plazo		20.2%			6,264,000
Papel comercial	**8.0%**	18.0%	2002	**8,675,122**	26,814,431
Certificados bursátiles	**11.6%**		2007	**4,250,000**	
Bancos	**7.2%**	18.1%	2004	**4,440,000**	6,682,293
Arrendamiento financiero	**8.9%**	19.9%	2004	**13,634**	69,476
Suma				**17,378,756**	39,830,200
Deuda total				**69,741,693**	77,688,087
Menos deuda a corto plazo y porción circulante de la deuda a largo plazo				**17,487,311**	46,059,201
Deuda a largo plazo				**P. 52,254,382**	P. 31,628,886

Las tasas de interés arriba mostradas están sujetas a variaciones de tasas internacionales y locales, y no incluyen el efecto del reembolso de impuestos retenidos conforme a los acuerdos que se tienen con ciertos acreedores. El costo promedio ponderado de la deuda al 31 de diciembre de 2001 (incluyendo intereses, comisiones y el reembolso a los acreedores por impuestos retenidos) fue 7.5%, aproximadamente (12.2% al 31 de diciembre de 2000).

El monto de la deuda a corto plazo al 31 de diciembre de 2001 P. 11,941,377 (P. 41,462,596 en 2000), incluye P. 8.675,123 de papel comercial (P. 26,814,431 de papel comercial y P. 6.264,000 de notas a mediano plazo en 2000) y P. 3,266,254 de bancos (P. 8,384,165 en 2000), con una tasa de interés promedio de 7.7% (17.7% en 2000).

Los pasivos en moneda extranjera al 31 de diciembre de 2001 antes mencionados, se integran como sigue:

	Moneda extranjera (en miles)	Tipo de cambio al 31 de diciembre de 2001 (en unidades)	Equivalente en Moneda Nacional
Dólar americano	5,703,734	P. 9.1423	P. 52,145,247
Franco francés	176,482	1.2335	217,690
Total			P. 52,362,937

(1) El 11 de junio de 1999 la Compañía emitió U.S.$1,000 millones en instrumentos de deuda convertibles en acciones comunes. Los títulos pueden ser convertidos en cualquier momento, a opción del tenedor, en certificados de depósito americanos (American Depositary Shares, ADSs) que representan 20 acciones ordinarias de la serie "L" de la Compañía. El precio de conversión es de U.S.$47.46095 por ADS, que equivale al factor de conversión de 21.07 por cada mil dólares del monto total de las obligaciones convertibles, sujeto a un ajuste en ciertas circunstancias. Como resultado de la escisión, el factor de conversión antes mencionado fue ajustado de 21.07 a 33.81.

En el evento de que cualquier persona o grupo (distinto a los actuales accionistas de control) adquieran 50% o más de las acciones de voto de TELMEX, los tenedores de la deuda convertible podrán solicitar a la Compañía la recompra de la deuda convertible a un precio igual al 100% del importe del principal, más los intereses devengados y no pagados a la fecha de la recompra.

La fecha de vencimiento de la deuda convertible es el 15 de junio de 2004, devengando un interés del 4.25% anual, pagadero en forma semestral. Los intereses devengados por estos instrumentos de deuda ascendieron a P. 436,479 en 2001, a P. 435,733 en 2000 y .P. 281,889 en 1999.

(2) El 26 de enero de 2001 TELMEX emitió un bono por U.S.$1,000 millones con vencimiento en el 2006, a una tasa del 8.25% anual, pagadero en forma semestral. Adicionalmente, el 8 de mayo de 2001 la Compañía emitió un complemento a dicho bono por U.S.$500 millones con las mismas características. En 2001 los intereses devengados por estos instrumentos de deuda ascendieron a P. 1,057,636.

Al 25 de septiembre de 2000, fecha de la escisión, una de las entidades que fue escindida a América Móvil, tenía P. 17,237,671 de pagarés a mediano plazo y papel comercial de TELMEX. Al 31 de diciembre de 2000, esta entidad tenía P. 10,554,571 en esos instrumentos financieros, y el gasto por intereses por los años terminados al 31 de diciembre de 2000 y 1999 fue de P. 3,112,924 y P. 5,889,429, respectivamente (Ver Nota 2).

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

Al 31 de diciembre de 2001 la Compañía tiene líneas de crédito con ciertos bancos que no requieren saldos compensatorios. Las comisiones por dichas líneas de crédito varían de un 0.25% a 1.5% del saldo disponible. Los saldos disponibles al 31 de diciembre de 2001 ascendían a P. 6,120,000, aproximadamente, que devengarán una tasa de interés variable de LIBOR más un punto, aproximadamente, cuando se disponga de ellas.

Como parte de su estrategia de cobertura cambiaria, la Compañía utiliza instrumentos financieros derivados para minimizar el impacto de las fluctuaciones cambiarias en operaciones en dólares. Durante 2001 la Compañía celebró contratos de cobertura cambiaria a corto plazo, mismos que al 31 de diciembre de 2001 cubrían pasivos por U.S.$2,740 millones; por estos contratos la Compañía cargó a los resultados del ejercicio P. 462,557 por concepto de fluctuación cambiaria. En 2000 una pérdida de P. 41,417 y en 1999 una ganancia de P. 29,933 fueron reconocidas en el estado de resultados derivado de los contratos de cobertura.

Los vencimientos de los créditos a largo plazo al 31 de diciembre de 2000, son como sigue:

Años	Importe	
2003	P.	8,666,212
2004		17,858,460
2005		3,444,846
2006		16,329,101
2007 en adelante		5,955,763
Total	P.	52,254,382

Evento posterior

El 15 de febrero de 2002 la Compañía efectuó dos emisiones de certificados bursátiles por $850 millones y $1,650 millones, con vencimientos de 3 y 5 años, respectivamente, generando intereses a la tasa de CETES a 91 días más un punto y de CETES a 182 días más 0.8%, respectivamente.

10. Créditos diferidos

Al 31 de diciembre de 2000 y 1999, el renglón de créditos diferidos se integra como sigue:

		2001		2000
Servicios facturados por devengar	P.	995,444	P.	1,316,175
Anticipos de suscriptores y otros		12,570		7,984
Total	P.	1,008,014	P.	1,324,159

11. Posición y operaciones en monedas extranjeras

a) Al 31 de diciembre de 2001, TELMEX y sus subsidiarias mexicanas tienen una posición monetaria pasiva neta en monedas extranjeras equivalente a U.S.$5,650 millones (posición monetaria pasiva neta de U.S.$3,648 millones al 31 de diciembre de 2000).

El tipo de cambio vigente al 31 de diciembre de 2001 fue de P. 9.14 por dólar (P. 9.60 por dólar al 31 de diciembre de 2000). Al 15 de febrero de 2002, fecha de emisión de estos estados financieros, el tipo de cambio del peso mexicano frente al dólar norteamericano es de P. 9.06 por dólar.

b) Durante los ejercicios de 2001 y 2000 TELMEX y sus subsidiarias mexicanas celebraron operaciones denominadas en monedas extranjeras como se muestra a continuación. Las divisas diferentes al dólar norteamericano fueron convertidas a dólares con base en el tipo de cambio promedio del año.

	Millones de dólares					
	2001		**2000**		**1999**	
	U.S.$	253	U.S.$	516	U.S.$	534
Ingresos por servicios de enlace		284		165		146
Intereses pagados		136		139		124
Gastos de operación						

12. Compromisos y contingencias

a) La Compañía utiliza en su operación ciertos equipos bajo arrendamiento capitalizable. Al 31 de diciembre de 2001, la Compañía tiene los siguientes compromisos no cancelables por arrendamiento capitalizable.

Año terminado el 31 de diciembre de:		
2002	P.	606,288
2003		739,940
2004		674,545
2005		499,487
2006		102,435
Total		2,622,695
Menos intereses		82,017
Valor presente de pagos mínimos netos de arrendamiento		2,540,678
Menos obligaciones a corto plazo		587,143
Obligaciones a largo plazo al 31 de diciembre de 2000	P.	1,953,535

b) Al 31 de diciembre de 2001 la Compañía tiene compromisos no cancelables para compra de equipo por $2,450,000, aproximadamente ($3,763,000, en 2000).

Los pagos efectuados bajo los acuerdos de compra fueron P. 4,197,136 en 2001, P. 4,393,188 en 2000 y P. 4,393,255 en 1999.

c) Al 31 de diciembre de 2001 no existen cartas de crédito (P. 6,264, en 2000) emitidas a favor de proveedores extranjeros por la compra de materiales y suministros.

d) En febrero de 1998, la Comisión Federal de Competencia (COFECO) declaró que Teléfonos de México, S.A. de C.V. tenía poder substancial en los que denominó cinco mercados de telecomunicaciones, para el efecto de que, en aplicación del Art. 63 de la Ley Federal de Telecomunicaciones, la COFETEL le imponga obligaciones específicas relacionadas con tarifas, calidad de servicio e información.

En opinión de los abogados externos a cargo de este asunto, la declaración en cuestión es improcedente. Teléfonos de México, S.A. de C.V. promovió demanda de amparo ante un Juez de Distrito y obtuvo la protección y amparo de la justicia federal. COFETEL, con base en la resolución de COFECO, que posteriormente sería declarada nula, emitió, a su vez, nuevo fallo por el que impuso a Teléfonos de México, S.A. de C.V obligaciones específicas en la materia.

La resolución de COFETEL fue impugnada en juicio de amparo ante un Juez Federal y se encuentra en trámite. Adicionalmente, la S.C.T. impuso a Teléfonos de México, S.A. de C.V una multa por no cumplir con cierta obligación específica; la multa también fue impugnada y se encuentra en trámite. En el año de 2001, la COFECO dejó sin efectos su resolución anterior y emitió una nueva, por la que reitera que Teléfonos de México, S.A. de C.V. tiene poder substancial en cinco mercados de telecomunicaciones; Teléfonos de México, S.A. de C.V. promovió nueva demanda de amparo que se encuentra en trámite ante un Juez de Distrito.

Derivado de lo anterior, existen otros procedimientos iniciados por COFECO, los cuales se han impugnado.

e) En diciembre de 1995, una empresa que presta servicios de telefonía celular, denunció ante la COFECO a Teléfonos de México, S.A. de C.V. por supuestas prácticas monopólicas relativas y concentración indebida.

En julio de 2001, la COFECO declaró que Teléfonos de México, S.A. de C.V. es responsable de prácticas monopólicas relativas y concentración indebida; Teléfonos de México, S.A. de C.V. interpuso recurso de reconsideración en contra de esa resolución, mismo que declaró infundado, confirmándola.

Actualmente, contra dicha confirmación, se elabora el medio de defensa correspondiente.

f) De acuerdo con las leyes mexicanas, Teléfonos de México, S.A. de C.V. sigue siendo responsable solidario por cualesquiera obligaciones transferidas a América Móvil como resultado de la escisión, durante un período de tres años a partir del 25 de septiembre de 2000, fecha en la que la escisión fue aprobada por los accionistas de Teléfonos de México, S.A. de C.V. Dicha responsabilidad, sin embargo, no se extiende a cualquier obligación con un acreedor que haya dado su consentimiento expreso, relevando a Teléfonos de México, S.A. de C.V. de dicha obligación y aprobando la escisión. Adicionalmente, tiene las siguientes obligaciones específicas:

- Teléfonos de México, S.A. de C.V. ha garantizado el endeudamiento de ATL Algar Telecom Leste, S.A. bajo ciertas líneas de crédito hasta por U.S.$104.3 millones. América Móvil se ha comprometido con Teléfonos de México, S.A. de C.V. en indemnizarlo en contra de cualquier pasivo por estas garantías.

- Teléfonos de México, S.A. de C.V. ha garantizado ciertas obligaciones de Iberbanda, S.A. (antes FirstMark Comunicaciones España, S.A.) hasta por 4,606.3 millones de pesetas españolas. América Móvil se ha comprometido con Teléfonos de México, S.A. de C.V. en indemnizarlo en contra de cualquier pasivo por estas garantías.

13. Partes relacionadas

Durante los ejercicios terminados el 31 de diciembre de 2001, 2000 y 1999, las operaciones más importantes con partes relacionadas fueron las siguientes:

	2001	2000	1999
Compras de materiales, inventarios y activos fijos (1)	P. 6,745,360	P. 6,149,795	P. 2,008,321
Primas de seguros y honorarios pagados por servicios de administración y operación (2)	1,834,149	2,002,447	1,103,507
Pago de interconexión relacionado con el programa "el que llama paga"(3)	7,011,828	5,970,070	1,875,964
Donativos a entidad de bienestar social	500,013	1,302,701	1,141,753
Descuento en venta de cartera de dudosa recuperación			555,857
Venta de materiales, inventarios y activos fijos (4)	416,178	492,448	475,009
Venta de servicio de larga distancia y otros servicios de telecomunicaciones (5)	3,171,635	2,636,968	1,327,190

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

(1) Incluye P. 5,588,619 en 2001 (P. 4,921,823 en 2000 y P. 1,374,070 en 1999) por trabajos de fibra óptica y red satelital con una subsidiaria de Grupo Condumex.

(2) En 2001 incluye P. 47[illegible],339 por primas de seguros con Seguros Inbursa, S.A. (P. 543,521 en 2000 y P. 305,188 en 1999), así como P. 306,132 (P. 375,322 en 2000 y P. 640,149 en 1999) por honorarios pagados por servicios de administración y operación a socios tecnólogos.

(3) Gastos por interconexión del programa "el que llama paga" de llamadas entrantes de teléfonos fijos a teléfonos celulares pagadas a una subsidiaria de América Móvil. En 2000 los ingresos por este concepto están incluidos en utilidad de operaciones escindidas, eliminando el efecto de esta partida en la utilidad neta.

(4) Incluye P. 164,078 en 2001 (P. 159,960 en 2000 y P. 106,476 en 1999) por venta de materiales para construcción a una subsidiaria de Grupo Condumex.

(5) Ingresos por interconexión por llamadas salientes de teléfonos inalámbricos a la red de líneas fijas con una subsidiaria de América Móvil.

Al 31 de diciembre de 2001 TELMEX tenía cuentas por pagar con una subsidiaria de Grupo Condumex y una subsidiaria de América Móvil por P. 1,123 millones y P. 581 millones, respectivamente (P. 206 millones y P. 477 millones en 2000).

TELMEX adquiere materiales o servicios de varias subsidiarias de Grupo Carso, S.A. de C.V. TELMEX adquiere estos materiales y servicios en términos no menos favorables de lo que podría obtenerlos de un tercero, y tendría acceso a otros proveedores si sus asociadas dejaran de proveerlos en términos competitivos. Adicionalmente, TELMEX recibe servicios bancarios y de seguros de Grupo Financiero Inbursa, S.A. de C.V. y sus subsidiarias (ver tabla arriba).

14. Capital contable

a) En la Asamblea General Extraordinaria de Accionistas celebrada el 25 de septiembre de 2000 y tal como se describe en la Nota 2, los accionistas de TELMEX aprobaron la escisión del segmento de telecomunicaciones inalámbricas y la mayoría de sus operaciones internacionales. Al surtir efecto la escisión y realizarse la aportación que TELMEX efectuó a América Móvil, el capital social tanto de TELMEX como de América Móvil quedó representado por igual número de acciones de las tres series, sin que se modificara el número de acciones representativas del capital social de TELMEX.

Al 31 de diciembre de 2001 el capital social está representado por 13,165 millones de acciones comunes, sin valor nominal, representativas del capital social fijo (14,010 millones en 2000), suscritas y pagadas que se integran como sigue:

		2001		2000
4,307 millones de acciones comunes de la Serie "AA" (3,266 en 2000)	**P.**	**13,271,547**	P.	11,011,574
313 millones de acciones comunes de la Serie "A" (339 en 2000)		**1,129,292**		1,224,666
8,545 millones de acciones de voto limitado de la Serie "L" (10,405 en 2000)		**12,368,865**		15,803,411
Total	**P.**	**26,769,704**	P.	28,039,651

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

El capital social de la Compañía deberá estar representado en un porcentaje no menor del 20% por acciones comunes de la Serie "AA", que sólo podrán ser suscritas o adquiridas por inversionistas mexicanos, que a su vez representarán en todo momento por lo menos el 51% de las acciones comunes en que se divida el capital social; por acciones comunes de la Serie "A" de libre suscripción, en un porcentaje que no exceda del 19.6% del capital social y en un porcentaje que no exceda del 49% de las acciones comunes en que se divida el capital social, y que ambas series de las referidas acciones no representen más del 51% del capital social; y por acciones de la Serie "L" de voto limitado y de libre suscripción en un porcentaje que junto con las acciones de la Serie "A" no excedan del 80% del capital social.

Los estatutos de la Sociedad contemplan que a partir del 1° de enero de 2001, los tenedores de acciones de la Serie "L" podrán canjearlas en determinadas circunstancias por acciones de la Serie "AA". Durante 2001 un total de 1,106 millones de acciones Serie "L" fueron canjeadas por acciones de la Serie "AA".

b) A partir de 1994 la Compañía inició un programa para la adquisición de acciones propias, para lo cual, de conformidad con la Ley del Mercado de Valores, la Asamblea General de Accionistas aprobó la constitución de una reserva con este propósito, que representa una segregación de utilidades acumuladas contra la que se aplica el costo de las acciones adquiridas, en el importe que exceda a la porción del capital social correspondiente a las acciones compradas.

En marzo de 1999, la Asamblea General de Accionistas aprobó incrementar la reserva para adquisición de acciones propias en P. 27,416,824, para la compra de hasta 1,600 millones de acciones adicionales a las previamente autorizadas (P. 800 millones antes del split). En ese ejercicio, se adquirieron 500 millones de acciones de la Serie "L" por P. 8,610,692 (costo histórico de P. 7,116,910). Durante 2000, la Compañía adquirió 938.6 millones de acciones de la serie "L" por P. 24,822,456 (costo histórico de $23,159,299) y 761 mil acciones de la serie "A" por P. 18,440 (costo histórico de $17,519).

En febrero de 2001 la Asamblea General de Accionistas aprobó incrementar la reserva para adquisición de acciones propias para que ascendiera a P. 10,350,222 (P. 10,008,918 valor histórico). Durante 2001 la Compañía adquirió 843.7 millones de acciones de la Serie "L" por P. 13,692,105 (costo histórico de P. 13,400,776) y 1.5 millones de acciones de la Serie "A" por P. 23,277 (costo histórico de P. 22,715).

De acuerdo con la Ley del Mercado de Valores, reformada a partir del 1° de junio del 2001, ya no se requiere establecer una reserva para la adquisición de acciones propias. Las acciones propias adquiridas a partir de dicha reforma, fueron aplicadas al saldo de la reserva hasta agotarlo y posteriormente a las utilidades por aplicar en el importe que excedió a la porción de capital social correspondiente a las acciones compradas.

c) De acuerdo con la Ley General de Sociedades Mercantiles, se debe separar de la utilidad del año por lo menos el 5% para incrementar la reserva legal, hasta que ésta alcance, como mínimo, el 20% del capital social.

d) La utilidad neta por acción resulta de la división de la utilidad neta del año entre el promedio ponderado de las acciones en circulación de la Compañía durante el ejercicio. Para la determinación del promedio ponderado de las acciones en circulación de 2001 y 2000, las acciones adquiridas por la Compañía han sido excluidas del cálculo.

La utilidad por acción diluida de 2001 y 2000, se calculó considerando el efecto que tendrían las acciones que pueden ser entregadas (acciones potencialmente dilutivas) como consecuencia de la deuda descrita en la Nota 9. El cálculo se determinó disminuyendo de la utilidad neta del año, el costo integral de financiamiento neto de impuesto sobre la renta y participación de los trabajadores en las utilidades (ISR y PTU) proveniente de la deuda convertible; la utilidad ajustada se dividió entre el promedio ponderado de las acciones en circulación, considerando el número de acciones que podrían convertirse.

A continuación se muestran los resultados de lo antes mencionado:

	2001	2000	1999
Utilidad de operación continua			
Utilidad por acción básica:			
Utilidad de operación continua	P. 23,494,117	P. 26,097,495	P. 23,713,332
Promedio ponderado de acciones en circulación (en millones)	13,541	14,669	15,092
Utilidad por acción básica (en pesos)	P. 1.735	P. 1.779	P. 1.571
Utilidad por acción diluida:			
Utilidad de operación continua	P. 23,494,117	P. 26,097,495	P. 23,713,332
Producto integral de financiamiento (neto de ISR y PTU)	(339,875)	(265,678)	(206,012)
Utilidad ajustada	P. 23,154,242	P. 25,831.817	P. 23,507,320

	2001	2000	1999
Promedio ponderado de acciones en circulación (en millones)	13,541	14,669	15,092
Más:			
Acciones potencialmente dilutivas	676	676	234
Promedio ponderado de acciones en circulación diluidas (en millones)	14,217	15,345	15,326
Utilidad por acción diluida (en pesos)	P. 1.629	P. 1.683	P. 1.534

Utilidad neta	2001	2000	1999
Utilidad por acción básica:			
Utilidad neta	P. 23,494,117	P. 27,635,769	P. 28,582,621
Promedio ponderado de acciones en circulación (en millones)	13,541	14,669	15,092
Utilidad por acción básica (en pesos)	P. 1.735	P. 1.884	P. 1.894
Utilidad por acción diluida:			
Utilidad Neta	P. 23,494,117	P. 27,635,769	P. 28,582,621
Producto integral de financiamiento (neto de ISR y PTU)	(339,875)	(265,678)	(206,012)
Utilidad ajustada	P. 23,154,242	P. 27,370,091	P. 28,376,609
Promedio ponderado de acciones en circulación (en millones)	13,541	14,669	15,092
Más:			
Acciones potencialmente dilutivas	676	676	234
Promedio ponderado de acciones en circulación diluidas (en millones)	14,217	15,345	15,326
Utilidad por acción diluida (en pesos)	P. 1.629	P. 1.784	P. 1.852

e) Al 31 de diciembre de 2001 otras partidas de utilidad integral acumuladas, incluyen el efecto por obligaciones laborales y la insuficiencia en la actualización del capital, netos de impuestos diferidos, por P. 4,733,351 y P. 64,154,245, respectivamente (P. 3,317,669 y P. 61,628,131 en 2000).

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

15. Impuesto sobre la renta, Impuestos al Activo y Participación de los Trabajadores en las Utilidades

a) La Secretaría de Hacienda y Crédito Público autorizó a TELMEX a consolidar sus resultados para efectos fiscales a partir del 1° de enero de 1995. De la consolidación fiscal se excluyen el Instituto Tecnológico de Teléfonos de México, S.C., Fundación Telmex, A.C. y las subsidiarias adquiridas durante el año.

b) El impuesto al activo sobre operaciones continuas de los ejercicios terminados el 31 de diciembre de 2001, 2000 y 1999, ascendió a P. 2,612,247, P. 2,455,054 y P. 2,453,412, respectivamente, importes que fueron enterados acreditando el impuesto sobre la renta pagado por dichos ejercicios.

c) La tasa del impuesto sobre la renta aplicable en los ejercicios de 2001, 2000 y 1999 fue del 35%, teniéndose durante dichos ejercicios la opción de diferir el pago de una parte del mismo, de tal manera que el impuesto pagado representara el 30% del resultado fiscal del ejercicio. El diferimiento de este impuesto y las utilidades relativas, se controlan a través de la "cuenta de utilidad fiscal neta reinvertida" (CUFINRE), cuyo propósito fundamental es el de identificar las utilidades fiscales sobre las cuales se optó por diferir parte del impuesto sobre la renta. A partir del 1° de enero de 2002, desaparece la posibilidad de diferir el pago del impuesto antes mencionado.

En virtud de que la Compañía optó por diferir el pago del impuesto en la proporción antes mencionada, las utilidades que se distribuyan afectarán primero el saldo de la CUFINRE y el excedente, si lo hubiera, se disminuirá del saldo de la "cuenta de utilidad fiscal neta" (CUFIN), debiéndose pagar el impuesto diferido a la tasa de 5%.

La cantidad distribuida que exceda de los saldos de las cuentas referidas, estará sujeta al pago del impuesto sobre la renta corporativo a la tasa vigente.

Del 1° de enero de 1999 al 31 de diciembre de 2001 las utilidades que se distribuyeron a personas físicas o residentes en el extranjero en su carácter de accionistas, fueron objeto de una retención del 5% sobre la cantidad que resultó de aplicar a la utilidad distribuida el factor de 1.5385 (1.515 para utilidades provenientes del saldo de la CUFIN al 31 de diciembre de 1998).

d) El efecto acumulado al principio del año 2000 por la adopción del nuevo Boletín D-4 que ascendió a P. 9,559,597 se cargó al capital contable, reconociéndose simultáneamente un pasivo por impuestos diferidos. Los estados financieros de 2000 no fueron reestructurados.

De haber estado vigente el Boletín D-4 en el ejercicio de 1999, la utilidad por operaciones continuas y la utilidad neta de ese año, se hubieran incrementado en P. 1,020,990 y reducido en P. 350,529, respectivamente; las utilidades por acción básica hubieran sido de P. 1,639 y P. 1.871, respectivamente, y las utilidades por acción diluida hubiera sido de $1.600 y P. 1.829, respectivamente.

e) Las provisiones de impuesto sobre la renta se integran como sigue:

	2001	2000	1999
Del ejercicio	P. 10,577,150	P. 6,321,236	P. 8,310,824
Impuesto diferido	2,702,020	1,859,918	580,170
Total	P. 13,279,170	P. 8,181,154	P. 8,890,994

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

A continuación se presenta una conciliación entre la tasa del impuesto establecida por la ley y la tasa efectiva de impuesto sobre la renta reconocida contablemente por la Compañía:

	(%) Año terminado el 31 de diciembre de		
	2001	**2000**	**1999**
Tasa legal de impuesto	35.0	35.0	35.00
Depreciación	(0.5)	(8.5)	(4.6)
Costos financieros	(2.2)	(4.2)	(4.9)
Otros	0.7	(0.8)	(0.5)
Tasa efectiva	33.0	21.5	25.0

En 2001 la disminución porcentual en la depreciación se originó básicamente por el cambio en el método de depreciación, de conformidad con las leyes fiscales vigentes.

f) Al 31 de diciembre de 2001 y 2000 la Compañía reconoció impuestos diferidos sobre las siguientes partidas temporales:

	2001	2000
Impuesto diferido activo		
Estimación para cuentas incobrables y de inventarios de lento movimiento	P. 537,158	P. 825,631
Pérdidas fiscales	17,306	41,540
Servicios facturados por devengar	124,768	445,754
Reservas de pasivo	247,717	75,117
Sobreprecio de la Red Federal de Microondas		14,501
	926,949	1,402,543
Impuesto diferido pasivo		
Activo fijo	(11,201,916)	(10,956,766)
Inventarios	(285,152)	(313,541)
Licencias	(155,051)	(226,062)
Pensiones y primas de antigüedad	(808,622)	(1,802,771)
	(12,450,741)	(13,299,140)
Impuesto diferido, neto (pasivo)	P. (11,523,792)	P. (11,896,597)

A partir del 1° de enero de 2002 se aprobó la disminución gradual de un punto porcentual por cada año a partir de 2003, hasta alcanzar una tasa del 32% en el año 2005. El efecto que este cambio de tasas tendrá en los impuestos diferidos de ejercicios subsecuentes no ha sido determinado, y se estima que no será importante.

g) La Compañía está obligada por ley a pagar la PTU a sus empleados en adición a sus compensaciones y beneficios contractuales. La tasa legal para 2001, 2000 y 1999 fue 10% basada en la utilidad de la Compañía.

h) Al 31 de diciembre de 2001, los saldos de la "Cuenta de capital de aportación" (CUCA) actualizado, CUFIN y CUFINRE, ascienden a P. 23,109,403, P. 55,828,316, y P. 11,827,098, respectivamente. Estos importes corresponden a Teléfonos de México, S.A. de C.V. de forma individual.

16. Plan de opciones

A partir de septiembre de 2001 TELMEX estableció un plan de suscripción para sus funcionarios, mediante opciones sobre acciones de su capital. Este plan tiene una vigencia de cuatro años, pudiendo alcanzar 50 millones de acciones propias de la Serie "L". Cada año los participantes del plan pueden elegir entre adquirir el total de acciones al que tienen derecho o diferir la compra hasta el cuarto año. En 2001 las opciones otorgadas ascendieron a 11,673,401 acciones, habiéndose ejercido opciones por 106,248 acciones. La diferencia entre el precio de mercado y el precio de asignación correspondiente a las opciones otorgadas no fue importante.

17. Segmentos

Después de la escisión mencionada en la Nota 2, TELMEX opera principalmente en dos segmentos: servicio local y larga distancia. El segmento de servicio de telefonía local corresponde al servicio local fijo alámbrico. El segmento de larga distancia, incluye tanto el servicio nacional como el internacional, excluyendo la larga distancia proveniente de la telefonía pública, rural y circuitos privados. En la Nota 1 se incluye información adicional sobre la operación de la Compañía. A continuación se muestra la información por segmentos más relevante, la cual fue preparada en forma consistente.

(Cifras en millones de pesos de poder adquisitivo al 31 de diciembre de 2001)

	Servicio Local	Larga Distancia	Otros, ajustes y eliminaciones	Total consolidado
31 de diciembre de 2001				
Ingresos:				
Ingresos externos	P. **70,099**	P. **25,385**	P. **15,483**	P. 110,967
Ingresos intersegmentos	**9,782**		(9,782)	
Depreciación y amortización	**11,850**	2,095	3,314	17,259
Utilidad de operación	**27,826**	9,118	5,648	42,592
Activos por segmentos (1)	**172,504**	33,486	30,510	236,500
31 de diciembre de 2000				
Ingresos:				
Ingresos externos	64,674	27,058	14,825	106,557
Ingresos intersegmentos	14,484		(14,484)	
Depreciación y amortización	13,061	2,181	2,431	17,673
Utilidad de operación	30,501	6,526	4,424	41,451
Activos por segmentos (1)	171,641	31,431	28,319	231,391
31 de diciembre de 1999				
Ingresos:				
Ingresos externos	57,383	28,063	11,434	96,880
Ingresos intersegmentos	11,866		(11,866)	
Depreciación y amortización	13,878	2,255	2,357	18,490
Utilidad de operación	29,244	9,236	252	38,732
Activos por segmentos (1)	171,990	26,537	22,053	220,580

Adicionalmente, la columna de otros, ajustes y eliminaciones, incluye el directorio telefónico, así como otros servicios. Operaciones entre los segmentos están reportadas a su valor de mercado. El costo integral de financiamiento y las provisiones para impuesto sobre la renta y participación de los trabajadores en las utilidades no están asignadas a los segmentos, ya que se manejan a nivel corporativo.

(1) Los activos por segmentos incluyen propiedades, planta y equipo, construcciones en proceso, inventarios y anticipos a proveedores, sin incluir depreciación acumulada.

18. Diferencias entre los Principios de Contabilidad Generalmente Aceptados en México (PCGA) y los Estados Unidos

Los estados financieros consolidados de la Compañía están preparados de acuerdo a Principios de Contabilidad Generalmente Aceptados en México (PCGA mexicanos), los cuales difieren en ciertos aspectos de los principios de contabilidad generalmente aceptados en los Estados Unidos (U.S. GAAP).

Las conciliaciones que se acompañan con base a U.S. GAAP no incluyen la reversión de los ajustes a los estados financieros para eliminar los efectos de inflación requeridos bajo PCGA mexicanos (Boletín B-10), ya que la aplicación del Boletín B-10 representa una medida integral de los efectos de cambios en el nivel de precios en la economía mexicana y, por lo tanto, es considerada una presentación más adecuada que la de valores históricos para la presentación de información contable tanto para efectos mexicanos como para efectos norteamericanos.

Las principales diferencias entre PCGA mexicanos y U.S. GAAP en lo que se refiere a la Compañía, se describen a continuación junto con una explicación, en su caso, del método utilizado para determinar los ajustes que afectan la utilidad de operación, la utilidad neta, el total del capital contable y los recursos provenientes de la operación y de actividades de financiamiento.

Información sobre Flujo de Efectivo

De conformidad con PCGA mexicanos, la Compañía presenta estados consolidados de cambios en la situación financiera, como se mencionó en la Nota 1. Los cambios en los saldos de los estados financieros consolidados incluidos en este estado constituyen recursos generados por y utilizados en la operación y en actividades de financiamiento y de inversión presentados en pesos constantes (incluyendo las utilidades y perdidas en cambios). Bajo PCGA mexicanos, los cambios en los valores negociables son presentados como actividades de inversión mientras que bajo U.S. GAAP, el flujo de efectivo de este tipo de valores es presentado como una actividad de operación.

El Statement of Financial Accounting Standard No. 95 ("SFAS No. 95"), "Estado de Flujo de Efectivo," no proporciona los lineamientos con respecto a estados financieros ajustados por la inflación. De acuerdo con PCGA mexicanos el incremento (disminución) en la deuda a corto y a largo plazo debido a su actualización en pesos constantes, incluso el efecto de las fluctuaciones en cambios, se presenta en el estado de cambios en la situación financiera en la sección de actividades de financiamiento. La Compañía ha seguido la orientación proporcionada por la junta de la AICPA SEC Regulations Committee's International Practices Task Force de fecha 24 de noviembre de 1998 en el cual los integrantes recomiendan que los extranjeros que presentan ante la SEC estados financieros ajustados para reflejar cambios en el nivel de precios, incluyan un estado de flujo de efectivo que presenta por separado los efectos de la inflación sobre el flujo de efectivo.

Si el cambio en los valores negociables y la utilidad o pérdida en cambios fueran considerados como parte de las actividades de operación, los estados consolidados de flujo de efectivo preparados de conformidad con U.S. GAAP serían como sigue:

TELÉFONOS DE MÉXICO, S.A. DE C.V. Y SUBSIDIARIAS
NOTAS DE LOS ESTADOS FINANCIEROS CONSOLIDADOS
(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

	Años terminados al 31 de diciembre de		
	2001	**2000**	**1999**
Actividades de operación:			
Utilidad neta	P.20,255,494	P. 25,456,361	P.26,664,496
Depreciación	21,152,377	20,759,655	21,827,655
Amortización	505,891	340,259	275,056
Impuestos diferidos	3,179,832	2,356,587	1,467,513
Efecto monetario	(2,767,372)	(4,557,970)	(7,931,288)
Participación en los resultados de afiliadas	430,082	327,454	121,107
Efecto de fluctuación en cambios sobre la deuda	(2,431,280)	291,128	(1,057,113)
Venta de valores negociables	(367,804)	(176,333)	(215,035)
Ajuste en el valor de inversiones permanentes	881,618		
Utilidad neta de operación discontinua		(1,302,506)	(4,072,053)
Cambios en activos y pasivos de operación	865,659	(3,499,464)	(3,835,915)
Recursos generados por las actividades de operación continua	41,674,497	39,995,171	33,244,423
Actividades de financiamiento:			
Nuevos prestamos	70,283,971	62,557,484	25,789,791
Amortización de Préstamos	(72,912,305)	(35,542,956)	(25,733,363)
Recompra de acciones propias y pago de dividendos en efectivo	(20,416,354)	(31,682,238)	(15,797,724)
Recursos generados por actividades de financiamiento de la operación continua	(23,044,688)	(4,667,710)	(15,741,296)
Actividades de inversión			
Inversión en planta, propiedades y equipo e inventarios	(22,762,508)	(19,301,041)	(11,130,716)
Otras inversiones	(304,178)	(1,651,574)	(1,930,431)
Recursos utilizados en actividades de inversión de la operación continua	(23,066,686)	(20,952,615)	(13,061,147)
Efectos contables de la inflación	(490,434)	(864,171)	923,857
Cambio neto en los activos y pasivos de la operación escindida		(6,694,823)	(1,807,035)
Incremento (disminución) en efectivo e inversiones temporales	(4,927,311)	6,815,852	3,558,802
Efectivo e inversiones temporales al inicio del año	13,741,340	6,925,488	3,366,686
Efectivo e inversiones temporales al final del año	P. 8,814,029	P. 13,741,340	P. 6,925,488

Los recursos netos generados por las actividades de operación reflejan los pagos en efectivo por concepto de intereses, impuesto sobre la renta y participación de los trabajadores en las utilidades es como sigue:

	Año terminado el 31 de diciembre de		
	2001	**2000**	**1999**
Intereses	P.4,871,010	P. 8,070,924	P. 10,558,002
Impuesto sobre la renta	9,669,106	6,660,980	8,559,323
Participación de los trabajadores en las utilidades	3,265,953	2,600,835	2,542,442

Los flujos de efectivo de la compra y venta de valores negociables durante el 2001, ascendieron a P. 299,578 y P. 94,471, respectivamente. Los flujos de efectivo de la compra y venta de valores negociables durante el 2000, ascendieron a P. 5,543,203, y P.4,710,612 respectivamente. Durante el mismo periodo de 1999, la Compañía no realizó ninguna venta de valores negociables, y las compras fueron por P. 202,557.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

Capitalización de intereses

De conformidad con PCGA mexicanos, la Compañía no capitaliza el costo neto de financiamiento relacionado con obras en proceso. De conformidad con U.S. GAAP, los intereses sobre préstamos denominados en moneda extranjera y el costo integral de financiamiento correspondiente a préstamos denominados en pesos, debe ser considerado un costo adicional de los activos construidos y capitalizado en planta, propiedades y equipo y depreciado sobre la vida útil de los activos. El monto de los intereses o el costo integral de financiamiento capitalizable para efectos de U.S. GAAP se determinó con base en el costo promedio por concepto de intereses sobre préstamos pendientes de amortizar.

Valuación de planta, propiedades y equipo

Como se comenta en la Nota 5, al 31 de diciembre de 1996, las partidas que integran la planta telefónica se actualizaron con base en el costo y la fecha de adquisición, aplicando factores derivados de los índices específicos determinados por la Compañía y validados por un perito independiente registrado ante la Comisión Nacional Bancaria y de Valores. A partir del 1 de enero de 1997, se modificó el método de valuación de planta, propiedades y equipo conforme al quinto documento (revisado) de modificaciones al Boletín B-10, y se eliminó el uso de avalúos.

El método alterno permitido el Boletín B-10, el cual fue adoptado en 1997 por la Compañía, como se describe en la Nota 5, es aceptado bajo U.S. GAAP; por lo tanto, la diferencia entre este método y la actualización de planta, propiedades y equipo con base en el INPC se consideró en la conciliación con U.S. GAAP.

Como resultado de esta comparación, los renglones inventarios, planta, propiedades y equipo y el capital contable se incrementaron en P. 17,775,335 (P. 14,604,791 en 2000) y la depreciación del ejercicio se incrementó en P. 3,916,754 en 2001 (P. 2,945,293 y P. 3,067,370 en 2000 y 1999, respectivamente).

Vacaciones devengadas

Para efectos de los estados financieros consolidados adjuntos, el gasto por vacaciones se reconoce en el momento en el que se efectúa el pago y no en el periodo en el cual son ganadas por los empleados. Para efectos de U.S. GAAP, la Compañía ha determinado la provisión por concepto de vacaciones devengadas al 31 de diciembre de 2001, 2000 y 1999, y ha ajustado el gasto correspondiente.

Impuesto sobre la renta y participación de los trabajadores en las utilidades diferidos.

Como se explica en las Notas 1 y 15 el registro del impuesto sobre la renta diferido cambió en 2000 con la publicación del Boletín D-4. Hasta el 31 de diciembre de 1999, bajo PCGA Mexicanos sólo se reconocían impuestos diferidos sobre las diferencias temporales que se consideraban no recurrentes y cuya materialización podía preverse en un período definido. (Por ejemplo; aquellos que se espera se reversen sobre un período definido de tiempo) a tasas esperadas para ser efectivas en el tiempo en que las diferencias temporales se reversen.

El nuevo Boletín D-4 requiere la determinación de impuestos diferidos por todas las diferencias temporales entre las diferencias temporales entre las bases fiscales y financieras de las cuentas de balance. El efecto acumulado por adopción del Boletín D-4 al inicio de 2000 fue por P. 9,559,597 que fue cargado al capital.

El Statement of Financial Accounting Standard No. 109 ("SFAS No. 109") "Contabilización del impuesto sobre la renta" requiere que el impuesto sobre la renta diferido sea determinado utilizando el método de pasivo por todas las diferencias temporales entre las bases fiscales y financieras de activos y pasivos y que la diferencia sea medida con base en la tasa del impuesto sobre la renta que será vigente en los años en que dichos impuestos serán pagados o recuperados.

TELÉFONOS DE MÉXICO, S.A. DE C.V. Y SUBSIDIARIAS

NOTAS DE LOS ESTADOS FINANCIEROS CONSOLIDADOS

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

La Compañía es obligada por ley al pago de la participación de los trabajadores en las utilidades. La participación de los trabajadores en las utilidades diferida en las conciliaciones adjuntas ha sido determinada siguiendo los requisitos del SFAS No.109. El nuevo Boletín D-4 no tiene efectos significativos en el registro de la participación de los trabajadores en las utilidades de la Compañía.

El ajuste de impuestos diferidos incluido en la conciliación de la utilidad neta y el capital contable, también incluye el efecto de los impuestos diferidos en otros ajustes de U.S. GAAP reflejados en sus respectivos resúmenes.

Las diferencias en el reconocimiento de ISR y PTU diferidos (para propósitos de esta nota "Impuestos Diferidos") entre principios de contabilidad mexicanos y americanos en el estado de resultados se presentan a continuación:

1999.........................P.	(887,342)
2000.........................P.	(496,669)
2001.........................P.	(477,812)

El efecto del impuesto sobre la renta y de la participación de los trabajadores en las utilidades, derivado de la diferencia entre la valuación del activo fijo y los inventarios mediante la aplicación de costos de reposición y costo indexado, se aplicó como un ajuste al capital contable. Los importes acumulados por dicha diferencia en valuación al 31 de diciembre de 2001 y 2000 disminuyeron el capital por P. (6,088,601) y P. (5,453,801), respectivamente.

Los cambios anuales en el monto acumulado de impuestos diferidos aplicado al capital contable desde 1999 hasta 2001 son como sigue:

1999.........................P.	(936,524)
2000.........................P.	(3,537,723)
2001.........................P.	(634,800)

En 2001, 2000 y 1999 las utilidades monetarias por P. 17,161, P. 149,888 y P. 154,735, respectivamente, sobre el saldo de impuestos diferidos correspondientes a la diferencia entre el costo indexado y el costo de reposición de activos fijos e inventarios fueron llevados al capital contable de conformidad con U.S. GAAP a su valor neto como parte del cambio del año.

Los componentes importantes de los impuestos diferidos de conformidad con U.S. GAAP al 31 de diciembre de 2001 y 2000 son como sigue:

	2001			2000		
	Impuesto sobre la renta	Participación de los trabajadores en la utilidad	Impuestos Diferidos	Impuesto sobre la renta	Participación de los trabajadores en la utilidad	Impuestos diferidos
Activo por impuestos diferido:						
Reserva para cuentas incobrables y lento movimiento	P. 607,157	P. 173,473	P. 780,630	P. 825,631	P. 235,895	P. 1,061,526
Amortización de pérdidas fiscales	17,306	-	17,306	41,541	-	41,541
Ingresos diferidos	124,768	35,648	160,416	445,754	125,159	570,913
Activo diferido	-	-	-	14,500	926	15,426
Pasivos acumulados	594,595	123,629	718,224	376,752	107,645	484,397
Pérdida en cambios por obligaciones	-	114,856	114,856	-	226,777	226,777
Pensiones y prima de antigüedad	630,660	180,189	810,849	-	-	-
Activo total por impuesto diferido	1,974,486	627,795	2,602,281	1,704,178	696,402	2,400,580

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

	2001			2000		
	Impuesto sobre la renta	Participación de los trabajadores en la utilidad	Impuestos Diferidos	Impuesto sobre la renta	Participación de los trabajadores en la utilidad	Impuestos diferidos
Pasivo por impuesto diferido:						
Activo Fijo	(17,512,284)	(6,568,319)	(24,080,603)	(16,038,310)	(6,952,392)	(22,990,702)
Inventarios	(308,314)	(104,769)	(413,083)	(337,755)	(124,363)	(462,118)
Interés capitalizable o costo financiero neto	(1,104,942)	(315,698)	(1,420,640)	(1,060,752)	(303,072)	(1,363,824)
Licencias	(155,051)	(44,295)	(199,346)	(226,061)	(64,589)	(290,650)
Pensiones y prima de antigüedad	-	-	-	(317,684)	(59,980)	(377,664)
Pasivo total por impuesto diferido	(19,080,591)	(7,033,081)	(26,113,672)	(17,980,562)	(7,504,396)	(25,484,958)
Pasivo por impuesto diferido, neto	P. (17,106,105)	P. (6,405,286)	P.(23,511,391)	P.(16,276,384)	P. (6,807,994)	P.(23,084,378)

De conformidad con PCGA Mexicanos, como se menciona en la nota 15, pasivo por impuestos diferidos por P. 11,523,792 y P. 11,896,597, fueron registrados al 31 de diciembre de 2001 y 2000 respectivamente.

Obligaciones laborales

En 2001, 2000 y 1999, los gastos de los planes de pensiones y primas de antigüedad bajo U.S. GAAP totalizaron P. 2,979,223, P. 2,936,006, y P. 2,871,330, respectivamente. Los componentes de estos pasivos laborales, se calcularon de acuerdo a lo establecido por el SFAS No. 87, que consiste en lo siguiente:

	31 de diciembre 31,		
	2001	2000	1999
Costo de servicio	P. 1,841,576	P. 2,017,542	P. 1,781,553
Costo de intereses	3,749,080	3,682,518	3,157,416
Rendimientos de los activos de plan	(3,175,440)	(3,248,837)	(2,525,457)
Amortización neta	484,783	484,783	457,818
Amortización de variaciones en los supuestos	79,224		
Costo neto bajo USS. GAAP.	2,979,223	2,936,006	2,871,330
Costo neto bajo Principios Mexicanos	3,556,858	3,536,433	3,427,027
Reducción del costo bajo USS. GAAP	P. (577,635)	P. (600,427)	P. (555,697)

La Compañía ha adoptado el enfoque más actual y selecto para establecer los supuestos económicos usados para determinar el valor presente actuarial de los pasivos por pensiones bajo USS. GAAP. Para la determinación de varias de los supuestos económicos usados en el cálculo, la Compañía estimó tasas específicas por cada uno de los siguientes 15 años y asumió una tasa final constante por cada año posterior a estos. Si es necesario, cada supuesto económico es evaluado y revisado anualmente. Los supuestos usados en el cálculo del costo neto bajo USS. GAAP para cada uno de los años presentados en la tabla superior son aquellos usados para determinar los pasivos laborales presentados a continuación para diciembre 31 del próximo año.

Los pasivos por planes de pensión y primas de antigüedad son los siguientes:

	31de diciembre de,	
	2001	2000
Valor presente de obligaciones laborales:		
Obligación por beneficios pasados	P.29, 714,635	P. 26,765,816
Obligación por beneficios futuros	29,665,582	26,174,260
Obligación por beneficios acumulados	59,380,217	52,940,076
Beneficios adicionales relacionados con futuros aumentos en compensaciones	3,748,598	3,413,054
Obligación por beneficios proyectados	P.63, 128,815	P. 56,353,130

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

El cambio en los pasivos por pensiones laborales es el siguiente:

	31 de diciembre de	
	2001	**2000**
Pasivo al inicio del año	P. 56,353,130	P. 54,722,195
Costo laboral	1,841,576	2,017,542
Costo financiero.	3,749,080	3,682,519
Pérdida actuarial.	4,226,043	(1,463,425)
Beneficios pagados	(3,041,014)	(2,605,701)
Obligaciones laborales al final del año	P. 63,128,815	P. 56,353,130

El cambio en activos del plan de beneficios laborales y planes son los siguientes:

	31 de diciembre de	
	2001	**2000**
Valor de mercado de los activos del plan al inicio del año	P. 46,160,465	P. 46,134,266
Rendimientos de los activos del plan.	3,001,057	(1,860,896)
Contribución patronal	4,894,966	1,887,095
Valor de mercado de los activos del plan al final del año	P. 54,056,488	P. 46,160,465

	2001	**2000**
Fondo constituido	P. 9,072,327	P.10,192,665
Pérdida actuarial neta no reconocida	(11,127,907)	(6,807,827)
Pasivo de transición neto no reconocido y activos intangibles	(3,521,843)	(4,006,626)
	(5,577,423)	(621,788)
Pasivo adicional mínimo	10,901,152	7,401,399
Costo acumulado	P. 5,323,729	P. 6,779,611

El ajuste neto al capital es como sigue:

	31 de diciembre de	
	2001	**2000**
Pasivo mínimo adicional	P. 10,901,152	P. 7,401,399
Activo Intangible	(3,521,843)	(4,006,626)
Ajuste al capital bajo U.S. GAAP	7,379,309	3,394,773
Ajuste al capital bajo Principios Mexicanos	7,282,079	3,317,669
Ajuste adicional al capital para ser reconocido bajo U.S. GAAP.	P. 97,230	P. 77,104

Comenzando 1997, el cálculo actuarial esta basado en hipótesis actuariales netas de inflación, en el último trimestre de 2000 la Compañía decidió revisar y modificar las hipótesis utilizadas durante varios años para realizar los cálculos actuariales de la obligación por beneficios proyectados y la obligación por beneficios acumulados al 31 de diciembre de 2000, así como el costo neto del periodo del 2001.

La tasa neta de inflación utilizada para determinar el valor presente actuarial de las obligaciones al 31 de diciembre de 2001, 2000 y 1999, para cada uno de los supuestos económicos, son presentadas a continuación.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

	(%) 31 de diciembre de		
	2001	**2000**	**1999**
Aumento en salarios:			
Primer año	6.84%	6.84%	6.90%
Promedio a largo plazo	5.85%	5.85%	4.91%
Descuento de obligaciones laborales:			
Primer año	1.85%	1.85%	0.88%
Promedio a largo plazo	0.96%	0.96%	1.42%
Rendimiento de los activos del plan	6.84%	6.84%	6.90%

Los cambios en las hipótesis financieras originaron un decremento de aproximadamente P. 1,200,000 en el costo neto del período, comparado con el costo que habría sido determinado con base en las hipótesis actuariales previas. El cambio al 31 de diciembre de 2000, representó un decremento de aproximadamente P. 6,160,000 en las obligaciones por beneficios proyectados, obligaciones por beneficios acumulados y en el cargo al capital contable por las obligaciones laborales.

El pasivo neto de transición no reconocido bajo el SFAS No. 87 de P. 5,493,845 al 1° de enero de 1997, está siendo amortizado durante el promedio de vida futuro de trabajo del grupo laboral, que ha sido determinado en 12 años. La parte de la ganancia (pérdida) no reconocida que exceda el 10% de la obligación será también reconocida durante los 12 años.

En 1995, consistentemente con el diferimiento de la pérdida o ganancia no reconocida, TELMEX incluye en el ingreso de cada año un monto de P. 642,484 como ganancia monetaria del pasivo y difiere P. 3,382,649 el cual representa la diferencia entre el monto acreditado del ingreso y el total de la ganancia monetaria del pasivo que no ha sido fondeado. Para 1996, la Compañía no difirió la ganancia monetaria por ese año, ya que las tablas usadas en el estudio actuarial fueron iguales a la inflación de 1996, y amortizó P. 177,101 de la ganancia monetaria diferida en 1995. La ganancia monetaria diferida en 1995 está siendo amortizada en 12 años. En 2000 y 1999, la Compañía amortizó P. 291,414 cada año, de la ganancia monetaria diferida en 1995.

Efectos contables de la inflación en ajustes de U.S. GAAP

Para determinar el efecto neto sobre los estados financieros consolidados y reconocer los ajustes descritos arriba, es necesario reconocer los efectos de inflación como requiere PCGA Mexicanos (descritos en la Nota 1) aplicados a dichos ajustes. Estos efectos se toman en cuenta en la preparación de las conciliaciones con U.S. GAAP de la utiiidad neta, la utilidad de operación y el capital contable.

Revelaciones respecto al valor justo de los instrumentos financieros

De acuerdo con el Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Revelaciones Relativas al Valor Justo de los Instrumentos Financieros," es necesario proporcionar información sobre el valor justo de ciertos instrumentos financieros para los que resulta práctico estimar este valor.

Se considera que los montos en libros de efectivo e inversiones temporales, cuentas por cobrar y cuentas por pagar y los pasivos acumulados aproximan a su valor justo en virtud de que el vencimiento de dichos instrumentos es a corto plazo.

El valor justo de la deuda total, excluyendo los contratos de arrendamiento financiero, se estima utilizando análisis de flujo de efectivo descontado tomando como base las tasas de endeudamiento ofrecidas a la Compañía con vencimientos al 31 de diciembre de 2001 y 2000. Al 31 de diciembre de 2001 el valor en libros de la deuda es

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

de P. 67,201,015 (P. 76,114,990 al 31 de diciembre de 2000) y el valor justo es de P. 70,465,978 (P. 77,021,090 al 31 de diciembre de 2000).

Deterioro de los activos

El "SFAS" No. 121, "Reconocimiento del deterioro de activos de larga vida y de activos de larga vida para ser enajenados," requiere que las pérdidas por el deterioro en activos de larga vida usados en la operación sean reconocidas si existen indicadores de deterioro y los flujos de efectivo estimados no descontados a ser generados por esos activos son menores al valor en libros de dichos activos. El Pronunciamiento 121 menciona también la contabilización de los activos de larga vida que van a ser enajenados. En las circunstancias actuales, no fue necesario registrar ningún ajuste por deterioro al valor en libros de los activos de larga vida de la Compañía.

Combinación de negocios, Crédito mercantil y Otros activos Intangibles

En junio del 2001, la Financial Accounting Standards Board promulgó el Statements of Financial Accounting Standards No. 141, "Business Combinations", y No. 142, "Goodwill and Other Intangible Assets", en vigor para los ejercicios fiscales norteamericanos que comiencen después del 15 de Diciembre de 2001. Bajo las nuevas reglas, el crédito mercantil y los activos intangibles que tengan vidas indefinidas no serán amortizados en un futuro, pero serán sujetos de un examen anual para determinar si han sufrido un deterioro, de acuerdo con las reglas establecidas. Otros activos intangibles se continuarán amortizando a través de sus vidas útiles.

La Compañía aplicará las nuevas reglas de contabilidad para crédito mercantil y otros activos intangibles a partir de 2002. Se espera que la aplicación de las provisiones no amortizadas no tenga efecto en la utilidad neta. Durante el 2002, la Compañía realizará la primera de las pruebas de deterioro de activos requeridas para el crédito mercantil y los activos de vida indefinida al 1° de enero de 2002; el efecto que estas pruebas tendrán en las ganancias y la posición financiera de la Compañía no ha sido determinado aún.

Conversión de estados financieros de subsidiarias extranjeras

De acuerdo con PCGA Mexicanos, los estados financieros de las subsidiarias y asociadas extranjeras por los períodos anteriores al mas reciente, son revaluados siguiendo los lineamientos del Boletín B-15. Este boletín requiere que los estados financieros de las subsidiarias y asociadas extranjeras por los períodos anteriores al mas reciente, sean revaluados a pesos constantes aplicando al balance general de dicha subsidiaria o asociadas en la moneda local la inflación del país de origen, convirtiéndolo posteriormente a pesos mexicanos al tipo de cambio de la fecha del último periodo reportado.

En los estados financieros de la Compañía por cada uno de los tres períodos terminados al 31 de diciembre de 2001, incluyendo los estados financieros de las subsidiarias y asociadas extranjeras que fueron transferidas a América Móvil, esta conversión fue hecha con base en la inflación en México, ya que las inversiones en subsidiarias y asociadas extranjeras de la Compañía fueron inmateriales en estos períodos.

De acuerdo con PCGA Mexicanos, los importes del estado de resultados fueron revaluados al tipo de cambio vigente al final del período reportado. Bajo U.S. GAAP, los importes del estado de resultados deben ser revaluados a un tipo de cambio promedio del período. En los estados financieros de la Compañía, por cada uno de los tres años terminados al 31 de diciembre de 2001, los efectos de estas diferencias en reevaluación fueron inmateriales.

Información sobre utilidad integral

El Pronunciamiento No. 130 establece reglas para reportar y revelar la utilidad integral y sus componentes. El Pronunciamiento No. 130 requiere que la insuficiencia en la actualización del capital contable, el impuesto diferido sobre la diferencia entre el costo indexado y el costo de reemplazo y el efecto por obligaciones laborales,

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

los cuales antes de la adopción fueron reportados separadamente en el capital contable, queden incluidas en otra utilidad integral. La Compañía ha reestructurado los estados financieros de los años anteriores, reclasificando el importe del impuesto diferido por P. (4,060,632) de las utilidades retenidas a otra utilidad integral acumulada.

Los efectos acumulados de la insuficiencia en la actualización del capital contable, impuestos diferidos sobre las diferencias entre el costo indexado y el costo de reemplazo y el efecto por obligaciones laborales incluidos en la utilidad integral al 31 de diciembre de 2001, que (disminuyeron) incrementaron el capital contable ascienden a (P. 41,297,952), P. 4,551,169 y (P. 7,379,309), respectivamente.

Contabilización del costo de software para computadora desarrollado u obtenido para uso interno

En marzo de 1998, el Instituto Americano de Contadores Públicos Certificados ("AICPA") emitió Declaración de Posición 98-1 ("SOP 98-1"), "Contabilización del Costo de Software de Computadora Desarrollado u Obtenido para Uso Interno". SOP 98-1 que entró en vigor el 1° de enero de 1999 y requiere la capitalización de ciertos costos incurridos después de la fecha de adopción en relación con el desarrollo u obtención de software para uso interno. En virtud de que la Compañía ya estaba capitalizando dichos costos, SOP 98-1 en 1999 no tuvo ningún efecto importante sobre las utilidades ni la situación financiera.

Contabilización de los costos de inicio de actividades

En abril de 1998, el AICPA emitió SOP 98-5, "Contabilización de los Costos de Inicio de Actividades". La fecha de inicio de vigencia del SOP fue el 1° de enero de 1999 y requiere que los costos relativos al inicio de actividades capitalizadas con anterioridad al 1° de enero de 1999 sean cancelados y cualquier costo futuro relativo al inicio de actividades sea llevado a resultados. En virtud de que la Compañía ya está llevado dichos costos a resultados, la adopción de esta disposición en 1999 no afectó las utilidades ni la situación financiera.

Contabilización de instrumentos financieros derivados y actividades de cobertura:

En el mes de junio de 1998, el FASB emitió el SFAS No. 133, "Contabilización de instrumentos financieros derivados y actividades de cobertura", según dice, debe ser adoptado a partir del periodo que comience el 15 de Junio de 2000. Por el uso limitado de Operaciones derivadas por la compañía, la adopción de este documento no tiene efectos significativos sobre la ganancia o la posición financiera de la empresa.

SAB-101 reconocimiento de ingresos

El Boletín No. 101 (SAB 101) se publicó el 3 de diciembre de 1999, y provee los puntos de vista del personal de la Comisión de Valores y Cambios de Estados Unidos de Norteamérica respecto a la aplicación de los principios de contabilidad generalmente aceptados en lo que se refiere al reconocimiento de ingresos derivados de determinadas operaciones. La adopción de dicho Boletín, no tuvo ningún impacto en la utilidad neta o el capital contable de la Compañía.

De acuerdo con U.S. GAAP, los ingresos derivados de servicios de Internet y de los cargos por instalación de equipo de transmisión de datos son diferidos y reconocidos con base en la estimación de la duración de la relación con el cliente. Bajo PCGA Mexicanos, estos ingresos son reconocidos cuando son facturados. El importe resultante de la diferencia entre PCGA Mexicanos y U.S. GAAP es inmaterial.

De acuerdo con U.S. GAAP, los ingresos provenientes de los cargos por la instalación del servicio local y los costos relativos que no excedan dichos ingresos son diferidos con base en la estimación de la duración de la relación con el cliente. Bajo PCGA Mexicanos, estos ingresos y costos son reconocidos cuando la instalación es efectuada. La diferencia entre PCGA Mexicanos y U.S. GAAP no tuvo efecto en la utilidad de operación, ni en la utilidad neta, ni en el capital contable, y el efecto en ingresos es inmaterial.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

Ajustes US GAAP de la operación discontinua

Los ajustes U.S. GAAP de la operación discontinua se muestran en la conciliación de la utilidad neta y la del capital contable presentadas abajo, se componen principalmente de los ajustes hechos por impuestos diferidos, vacaciones pagadas, interés minoritario y la diferencia entre el costo indexado y el costo de reposición de los activos fijos e inventarios.

Obligaciones por Disposición de Activos

En junio de 2001, el FASB emitió el SFASB No. 143, Registro Contable de Obligaciones por Disposición de Activos. Dicho pronunciamiento establece el registro contable del costo por obligaciones legales derivadas de la disposición de activos de larga duración. El SFAS No. 143, requiere el reconocimiento del valor justo de un pasivo por obligaciones derivadas de disposiciones activo en el periodo en el cual las obligaciones son contraídas, así como la capitalización del monto como parte del valor contable de los activos de larga duración. Dicho costo deberá entonces ser depreciado sobre la vida útil remanente relacionada con el activo de larga duración. La Compañía estará obligada a adoptar lo que establece el SFAS No. 143 a partir del 1° de enero de 2003, y basada en las circunstancias actuales, no se espera que el efecto por la adopción del SFASB No. 143 en la posición financiera o en los resultados operativos de la Compañía, sea importante.

Deterioro o venta de los Activos de Larga Vida

En agosto de 2001, el FASB emitió el SFAS No. 144, Registro Contable del Deterioro o Venta de los Activos de Larga Vida (FAS 144), el cual establece la forma de registrar y reportar financieramente el deterioro o venta de los activos de larga vida y reemplazará al SFAS No. 121 Reconocimiento del deterioro de activos de larga vida y de activos de larga vida para ser enajenados y las provisiones del Consejo de Opinión de Principios Contables No. 30 Reportando los Efectos de la Disposición de un Segmento de Negocio, y Eventos y Transacciones Extraordinarias, Inusuales o Infrecuentes, respecto a la revelación de los efectos sobre la disposición de un segmento del negocio. El FAS 144 tendrá vigencia para los años fiscales iniciados a partir del 15 de diciembre de 2001, pudiéndose aplicar de forma anticipada. La Compañía espera adoptar el FAS 144 a partir de 1° de enero de 2002 y se espera que la adopción de este Pronunciamiento no tendrá un efecto importante en la posición financiera o en los resultados de operación de la Compañía.

Resumen

La utilidad neta, la utilidad de operación y el capital contable ajustados para dar efecto a las principales diferencias entre PCGA mexicanos y U.S. GAAP, son como sigue:

	Al 31 de diciembre de		
	2001	**2000**	**1999**
Utilidad neta reportada de conformidad con PCGA mexicanos	P.23,494,117	P.26,097,495	P.23,713,332
Ajustes de U.S. GAAP :			
Capitalización de intereses o costo neto de Financiamiento	601,832	530,462	466,598
Depreciación de intereses capitalizados	(482,762)	(481,386)	(545,333)
Vacaciones devengadas	(126,441)	(127,482)	(149,017)
Impuesto sobre la renta diferido bajo U.S. GAAP incluido en esta conciliación	(53,243)	(97,795)	17,632
Impuesto sobre la renta diferido		(613,988)	(409,783)
Participación de los trabajadores en la utilidades diferida bajo U.S. GAAP incluída en esta conciliación	(24,652)	(66,153)	167,534
Participación de los trabajadores en la utilidades diferida	(399,917)	281,267	(662,725)
Costo del plan de pensiones y prima de antigüedad	577,635	600,427	555,697
Diferencia entre la actualización de la depreciación del ejercicio basada en índices específicos y con base en el INPC	(3,916,754)	(2,945,293)	(3,067,370)
Efectos de la inflación en los ajustes de U.S. GAAP	610,991	976,301	2,505,878
Otros	(55,312)		
Total de ajustes netos de U.S. GAAP de operaciones continuas	(3,268,623)	(1,943,640)	(1,120,889)
Utilidad de conformidad con U.S. GAAP de operaciones continuas	20,225,494	24,153,855	22,592,443
Utilidad de conformidad con U.S. GAAP de operaciones discontinuas		1,302,506	4,072,053
Utilidad neta de conformidad con U.S. GAAP	P. 20,225,494	P.25,456,361	P.26,664,496
Promedio ponderado de acciones (en millones)			
Básico	13,541	14,669	15,092
Diluido	14,217	15,345	15,326
Utilidad de operaciones continuas por acción de conformidad con U.S. GAAP (en pesos):			
Básico	P. 1.494	P. 1.647	P. 1.497
Diluido	P. 1.399	P. 1.557	P. 1.461
Utilidad neta por acción de conformidad con U.S. GAAP (en pesos):			
Básica	P. 1.494	P. 1.735	P. 1.767
Diluida	P. 1.399	P. 1.642	P. 1.726

Después de dar efecto a los ajustes anteriores por concepto de vacaciones devengadas, depreciación y capitalización de intereses y la diferencia entre la actualización de la depreciación del ejercicio basado en índices específicos y con base en el INPC, así como la reclasificación de la participación de los trabajadores en las utilidades y la participación de los trabajadores en las utilidades del año y diferida, la utilidad de operación de conformidad con U.S. GAAP ascendió a P. 35,178,278, P. 35,260,323 y P. 32,195,782 en 2001, 2000 y 1999, respectivamente.

TELÉFONOS DE MÉXICO, S.A. DE C.V. Y SUBSIDIARIAS
NOTAS DE LOS ESTADOS FINANCIEROS CONSOLIDADOS
(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

	31 de diciembre de 2001	31 de diciembre de 2000
Total del capital contable de conformidad con PCGA Mexicanos	P. 50,762,116	P.51,626,148
Ajustes de U.S. GAAP, disminuidos de los efectos de la inflación en partidas monetarias		
Intereses capitalizados o costo integral de financiamiento	9,453,304	8,851,472
Depreciación acumulada sobre los intereses capitalizados o sobre el costo integral de financiamiento	(6,303,515)	(5,820,752)
Vacaciones devengadas	(949,409)	(861,818)
Impuesto sobre la renta diferido sobre ajustes U.S. GAAP incluidos en esta conciliación	704,775	725,972
Impuesto sobre la renta diferido		
Participación de los trabajadores en las utilidades diferidas sobre ajustes U.S. GAAP incluidos en esta conciliación	174,625	207,531
Participación de los trabajadores en las utilidades diferidas	(6,778,398)	(6,667,483)
Impuestos diferidos por la diferencia entre el costo indexado y valor de reposición de activo fijo e inventarios	(6,088,601)	(5,453,801)
Costo de plan de pensiones y prima de antigüedad	(5,696,882)	(6,565,930)
Ajustes mínimos al plan de pensiones y prima de antigüedad	(97,230)	(77,104)
Diferencia entre la actualización del activo fijo e inventarios basado en índices específicos y con base en el INPC	17,775,335	14,604,791
Otros	(54,944)	
Total de ajustes netos de operaciones continuas de U.S. GAAP	2,139,060	(1,057,122)
Total capital contable	P. 52,901,176	P.50,569,026

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

Estado Consolidado de Cambios en el Capital Contable bajo U.S. GAAP al 31 de diciembre de 1999, 2000 y 2001, es como sigue:

	Capital social	Prima en venta de acciones	Utilidades acumuladas: Reserva legal	Utilidades acumuladas: Reserva para la adquisición de acciones propias	Utilidades acumuladas: Por aplicar	Utilidades acumuladas: Total	Otras partidas de utilidad integral	Utilidad integral	Total
Saldos al 1º de enero de 1999	P. 59,037,317	P. 12,059,923	P.14,271,061	P. 17,524,070	P. 58,241,038	P. 90,036,169	P. (42,484,377)		P. 118,649,032
Aplicación de utilidades aprobada por las Asambleas Generales Ordinarias de Accionistas celebradas en marzo y abril de 1999									
Dividendos pagados a razón de P. 0.457 por acción (P. 0.388 nominal)					(6,865,146)	(6,865,146)			(6,865,146)
Incremento a la reserva para adquisición de acciones propias				27,416,824	(27,416,824)				
Incremento a la reserva legal			11,648		(11,648)				
Compras en efectivo de acciones propias	(130,619)			(8,480,073)	(321,886)	(8,801,959)			(8,932,578)
Utilidad integral:									
Utilidad neta del año					26,664,496	26,664,496		P. 26,664,496	26,664,496
Otras partidas de utilidad integral									
Impuestos diferidos alojados en capital, netos de los efectos de inflación							(1,118,210)	(1,118,210)	(1,118,210)
Ajuste mínimo al pasivo de planes de pensión y prima de antigüedad							903,468	903,468	903,468
Déficit por tenencia de activos no monetarios							(605,322)	(605,322)	(605,322)
Utilidad integral								P. 25,844,432	
Saldos al 31 de diciembre de 1999	58,906,698	12,059,923	14,282,709	36,460,821	50,290,030	101,033,560	(43,304,441)		128,695,740
Aplicación de utilidades aprobada por las Asambleas Generales Ordinarias de Accionistas celebradas en abril de 2000									
Dividendos pagados a razón de P. 0.479 por acción (P. 0.445 nominal)					(7,010,051)	(7,010,051)			(7,010,051)
Incremento a la reserva legal			84,098		(84,098)				
Compras en efectivo de acciones propias	(2,096,997)			(22,743,899)	168,709	(22,575,190)			(24,672,187)
Utilidad integral:									
Utilidad neta del año					25,456,361	25,456,361		P. 25,456,361	25,456,361
Otras partidas de utilidad integral									
Impuestos diferidos alojados en capital, netos de los efectos de inflación							44,094	44,094	44,094
Ajuste mínimo al pasivo de planes de pensión y prima de antigüedad							(2,806,870)	(2,806,870)	(2,806,870)
Déficit por tenencia de activos no monetarios							1,126,281	1,126,281	1,126,281
Utilidad integral								P. 23,819,866	
Capital contable escindido	(28,770,050)		(44,228)	(8,622,874)	(31,119,024)	(39,786,126)	(1,708,166)		(70,264,342)
Saldos al 31 de diciembre de 2000	28,039,651	12,059,923	14,322,579	5,094,048	37,701,927	57,118,554	(46,649,102)		50,569,026
Aplicación de utilidades aprobada por las Asambleas Generales Ordinarias de Accionistas celebradas en abril de 2001									
Dividendos pagados a razón de P. 0.498 por acción (P. 0.490 nominal)					(6,700,972)	(6,700,972)			(6,700,972)
Incremento a la reserva para adquisición de acciones propias				5,256,174	(5,256,174)				
Incremento a la reserva legal			51,373		(51,373)				
Compras en efectivo de acciones propias	(1,269,947)			(10,350,222)	(2,095,213)	(12,445,435)			(13,715,382)
Utilidad integral:									
Utilidad neta del año					20,225,494	20,225,494		P. 20,225,494	20,225,494
Otras partidas de utilidad integral									
Impuestos diferidos alojados en capital, netos de los efectos de inflación							1,376,060	1,376,060	1,376,060
Ajuste mínimo al pasivo de planes de pensión y prima de antigüedad							1,146,950	1,146,950	1,146,950
Utilidad integral								P. 22,748,504	
Saldos al 31 de diciembre de 2001	P.26,769,704	P.12,059,923	P.14,373,952	P.	P. 43,823,689	P. 58,197,641	P. (44,126,092)		P. 52,901,176

RESUMEN DE CAMBIOS EN LOS ESTATUTOS

En las Asambleas Extraordinarias de Accionistas de Teléfonos de México, S.A. de C.V., celebradas el 30 de abril de 2001 y el 7 de agosto de 2001, los accionistas resolvieron modificar los estatutos sociales de la Sociedad para incorporar los aspectos que se mencionan a continuación:

Ajustar los respectivos totales actuales de acciones en circulación de las Series "AA", "A" y "L", resultantes de los canjes que han venido realizando algunos accionistas de la Sociedad, en el ejercicio de los derechos que al respecto les confieren diversas cláusulas de los Estatutos de la Sociedad; Cambio de "Registro Nacional de Valores e Intermediarios" en "Registro Nacional de Valores"; Mencionar la necesidad de obtener la autorización del Consejo de Administración de la Sociedad para la transmisión o adquisición de acciones de la sociedad que representen el 10% ó más de las acciones emitidas; Ajustar el texto correspondiente a la posibilidad que tiene la Sociedad de adquirir las acciones representativas de su capital; Incluir que los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida, que representen cuando menos el 10% del capital social, podrán solicitar se convoque a una Asamblea General de Accionistas; Incluir, que desde el momento en que se publique la convocatoria para las asambleas de accionistas, deberán estar a disposición de los mismos, de forma inmediata y gratuita, la información y los documentos disponibles relacionados con cada uno de los puntos establecidos en el Orden del Día; Prever la publicación de segundas convocatorias para las asambleas de accionistas; Los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida, que reúnan cuando menos el 10% de las acciones representadas en una Asamblea, podrán solicitar que se aplace la votación de cualquier asunto respecto del cual no se consideren suficientemente informados y los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida, que representen cuando menos el 20% del capital social, podrán oponerse judicialmente a las resoluciones de las Asambleas Generales respecto de las cuales tengan derecho de voto; Las personas que acudan en representación de los accionistas a las Asambleas de la Sociedad, podrán acreditar su personalidad mediante poder otorgado en formularios elaborados por la propia Sociedad, los cuales se mantendrán a disposición durante el plazo establecido, y el Secretario del Consejo de

Administración de la Sociedad estará obligado a cerciorarse de la observancia de estos puntos; Personas que presidirán las Asambleas de Accionistas de la Sociedad; Personas que deben de firmar las actas de las asambleas de accionistas; Establecer que habrá un máximo de 20 Consejeros Propietarios en el Consejo de Administración, de los cuales cuando menos el 25% deberán ser Consejeros Independientes y cada Consejero Propietario se designará a su respectivo Suplente, en el entendido de que los Consejeros Suplentes de los Consejeros Independientes deberán tener este mismo carácter; No será necesario que los miembros del Consejo de Administración, del Comité Ejecutivo y el Comisario, y sus respectivos suplentes, presten garantía de cumplimiento; Los Consejeros tampoco prestarán garantía como miembros de cualquier Comité; Los accionistas que representen cuando menos el 15% del capital social, podrán ejercitar directamente la acción de responsabilidad civil contra los Administradores de acuerdo a los requisitos de ley; El Consejo de Administración se deberá reunir por lo menos una vez cada tres meses y al menos el 25% de los Consejeros podrá convocar a una sesión del Consejo de Administración; Procedimiento para que el Consejo de Administración pueda tomar resoluciones sin ser necesario sesión formal; Proceso de las suplencias dentro del Consejo de Administración de la Sociedad; Se adicionan facultades del Consejo de Administración con respecto a operaciones que se aparten del giro ordinario de negocios y la constitución de un Comité de Auditoría; Ajustar texto correspondiente a Actas de Asambleas y del Consejo; El Presidente del Consejo de Administración contará con voto de calidad en caso de empate; Facultades del Comité Ejecutivo; Los Comisarios deberán ser convocados a todas las sesiones de aquellos órganos intermedios de consulta en los que el Consejo de Administración hayan delegado alguna facultad; Aplicación de utilidades netas que, en su caso, arrojen los Estados Financieros de la Sociedad; Eliminar le expresión de "reserva" asociada a la adquisición de acciones propias; y El número de accionistas para que sea causa de disolución de la Sociedad se cambia a 2.